Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-255479

Merger Proposal—Your Vote Is Very Important
To the Shareholders of Landmark Bancorp, Inc.:
The boards of directors of Fidelity D & D Bancorp, Inc. (“Fidelity”) and Landmark Bancorp, Inc. (“Landmark”) have approved an Agreement and Plan of Reorganization, dated as of February 25, 2021 (the “reorganization agreement”) under which Landmark will merge into a wholly-owned subsidiary of Fidelity, with the Fidelity subsidiary being the surviving entity. This is referred to in this proxy statement/prospectus as the “merger.” Concurrently with, and pursuant to, the reorganization agreement, Landmark Community Bank, the wholly-owned subsidiary of Landmark, and The Fidelity Deposit and Discount Bank, the wholly-owned subsidiary of Fidelity, entered into a bank plan of merger pursuant to which Landmark Community Bank will merge with and into The Fidelity Deposit and Discount Bank, with The Fidelity Deposit and Discount Bank as the surviving entity. This is referred to in this proxy statement/prospectus as the “bank merger.”
If the merger is completed, each share of Landmark common stock will be converted into the right to receive 0.272 shares of Fidelity common stock and $3.26 in cash. The exchange ratio will be appropriately adjusted if there is a stock dividend, stock split, reverse stock split, or common stock reclassification event regarding Fidelity common stock before completion of the merger. Landmark shareholders also will receive cash instead of any fractional shares they would have otherwise received in the merger. Fidelity estimates that it will issue a total of approximately 650,813 shares of Fidelity common stock, no par value, and approximately $7.8 million in cash in the merger. As a result, Fidelity estimates that continuing Fidelity shareholders will own approximately 88.5% of the issued and outstanding common shares of the combined company and that former Landmark shareholders will own approximately 11.5% of the issued and outstanding common shares of the combined company. The common stock of the combined company will be listed on The Nasdaq Global Market under Fidelity’s current symbol “FDBC.”
The precise value of the consideration that Landmark shareholders will receive will not be known at the time that Landmark shareholders vote on the merger. On May 7, 2021, the closing price of Fidelity common stock was $56.50. Based on the closing price of Fidelity common stock on February 25, 2021, the last trading day before the public announcement of the merger, of $55.81, the 0.272 exchange ratio plus the $3.26 cash portion of the merger consideration represented approximately $18.44 in value for each share of Landmark common stock. Based on the closing price of Fidelity common stock on May 7, 2021, of $56.50, the 0.272 exchange ratio plus the $3.26 cash portion of the merger consideration represented approximately $18.63 in value for each share of Landmark common stock. The price of Fidelity common stock will fluctuate between now and the closing of the merger. You are urged to obtain current market quotations for Fidelity common stock before you vote. Landmark common stock is quoted on the Pink Open Market under the symbol “LDKB.”
In connection with the proposed merger, Landmark will hold a special meeting of its shareholders. Due to the continuing impact of the COVID-19 pandemic, the special meeting will be held virtually. The proxy card included with this proxy statement/prospectus details how you can attend and participate. At the special meeting of the Landmark shareholders, which we refer to as the special meeting, Landmark shareholders will be asked to vote on (i) a proposal to approve and adopt the reorganization agreement and the transactions contemplated by the reorganization agreement and (ii) a proposal to approve the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the reorganization agreement and the transactions contemplated by the reorganization agreement.
The merger cannot be completed unless, among other matters, Landmark shareholders approve and adopt the reorganization agreement and the transactions contemplated by the reorganization agreement by a vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Landmark common stock entitled to vote at the special meeting.
The board of directors of Landmark unanimously determined that the reorganization agreement, and other transactions contemplated by the reorganization agreement, are in the best interests of Landmark and its shareholders. The board of directors of Landmark unanimously recommends that Landmark shareholders vote “FOR” the proposal to approve and adopt the reorganization agreement and the transactions contemplated by the reorganization agreement.
Landmark shareholders have the right under Pennsylvania law to dissent from the merger and to demand and receive a cash payment of a statutorily determined “fair value” of their Landmark common stock if the merger is consummated. The statutorily determined “fair value” could be more or less than the value of the merger consideration. For more information regarding dissenters’ rights, refer to “Q: Are Landmark shareholders entitled to dissenters’ rights?” on page 2 and “Proposal 1: The Merger—Dissenters’ Rights” beginning on page 84.
All shareholders of Landmark are invited to attend the special meeting. However, whether or not you plan to attend the special meeting, please take the time to ensure your shares are voted by submitting a proxy, either by following the instructions for internet or telephone submission or by mailing the enclosed proxy card.
Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares of Fidelity common stock offered are not savings or deposit accounts or other obligations of either party or any of their banking or other subsidiaries, and they are not insured by any federal or state governmental agency.
Investing in Fidelity common stock involves risks that are described in “Risk Factors” beginning on page 22.
This proxy statement/prospectus is dated May 12, 2021, and is first being mailed to Landmark shareholders on or about May 18, 2021.

HOW TO OBTAIN ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about Fidelity that is not included in or delivered with this document. You can obtain free copies of this information through the SEC website at https://www.sec.gov or by writing or calling:
Fidelity D & D Bancorp, Inc.
Blakely & Drinker Streets
Dunmore, PA 18512
Telephone Number (570) 342-8281
Attention: Salvatore R. DeFrancesco, Jr., Treasurer and Chief Financial Officer
You will not be charged for any of these documents that you request. In order to obtain timely delivery of the documents, you must request the information no later than five business days before the date of the special meeting. Therefore, you must request the information no later than June 10, 2021.
If you are a shareholder of Landmark and have questions about the merger or the special meeting of Landmark, would like additional copies of this document or proxy cards, or need any other information related to the proxy solicitations, you may also contact Michael J. Sowinski, Interim President and Chief Executive Officer, at (570) 602-4522.
For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” on page 130 and “Incorporation of Certain Information by Reference” on page 130.
All information concerning Fidelity and its subsidiaries has been furnished by Fidelity, and all information concerning Landmark and its subsidiaries has been furnished by Landmark.
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus when evaluating the reorganization agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 12, 2021. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to the shareholders of Landmark nor the issuance of shares of Fidelity common stock as contemplated by the reorganization agreement shall create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

Landmark Bancorp, Inc.
2 South Main Street
Pittston, Pennsylvania 18640
Notice of Special Meeting of Shareholders
NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Landmark Bancorp, Inc. will be held virtually at 9:00 a.m., local time, on June 17, 2021, for the following purposes:
1.
To approve and adopt the Agreement and Plan of Reorganization, dated as of February 25, 2021, by and among Fidelity D & D Bancorp, Inc., NEPA Acquisition Subsidiary, LLC, The Fidelity Deposit and Discount Bank, Landmark Bancorp, Inc. and Landmark Community Bank which provides, among other things, for the merger of Landmark with and into NEPA Acquisition Subsidiary, LLC, and the conversion of each share of Landmark common stock immediately outstanding prior to the merger into 0.272 shares of Fidelity common stock and $3.26 in cash, all as described in the accompanying documents, and the transactions in connection therewith;

2.
To consider and vote upon a proposal to adjourn or postpone the special meeting of shareholders, if more time is needed, to allow Landmark to solicit additional votes in favor of the reorganization agreement; and

3.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.
The Landmark board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the reorganization agreement and the merger and “FOR” the approval of the proposal to adjourn or postpone the special meeting, if necessary, as described in detail in the accompanying proxy statement/prospectus.
Landmark shareholders of record at the close of business on May 3, 2021 are entitled to vote at the special meeting and any adjournment or postponement of the special meeting.
Your vote is important regardless of the number of shares you own. Landmark cannot complete the merger unless the reorganization agreement is approved and adopted by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Landmark common stock entitled to vote at the special meeting. If a Landmark shareholder does not vote by proxy or by attending the special meeting and voting virtually, it will have the same effect as voting against the merger.
Whether or not you plan to attend the special meeting, the Landmark board of directors urges you to submit your proxy as soon as possible, either by following the internet and telephone instructions included in the attached materials or by completing, signing, dating, and returning the enclosed proxy in the enclosed postage-paid envelope. Submitting your proxy will not prevent you from voting at the special meeting, but it will assure that your vote is counted if you are unable to virtually attend. If you are a shareholder whose shares are registered in street name, you will need to follow the instructions provided by your broker, and you will need additional documentation from your broker in order to vote virtually at the special meeting.
By Order of the Board of Directors,

Santo A. Insalaco
Chairman of the Board
Pittston, Pennsylvania
May 12, 2021

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER
Q:	WHY AM I RECEIVING THIS DOCUMENT?
A:
You are receiving this document because Fidelity and Landmark signed an Agreement and Plan of Reorganization, dated as of February 25, 2021, which provides, among other things, for the merger of Landmark with and into a subsidiary of Fidelity, the conversion of each share of Landmark common stock outstanding immediately prior to the consummation of the merger into 0.272 shares of Fidelity common stock and $3.26 in cash. A copy of the reorganization agreement is included in this proxy statement/prospectus as Annex A.

Q:	WHAT IS THE PURPOSE OF THIS DOCUMENT?
A:
This document serves as both a proxy statement of Landmark and a prospectus of Fidelity. This document serves as a proxy statement because the Landmark board of directors is soliciting your proxy for use at the special meeting called to consider and vote on the reorganization agreement and the merger. This document serves as a prospectus because Fidelity is issuing shares of Fidelity common stock and cash to the shareholders of Landmark in exchange for their shares of Landmark common stock.

Q:	WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING?
A:
Holders of Landmark common stock at the close of business on May 3, 2021, the record date for the special meeting, are entitled to receive notice of the special meeting and to vote their shares at the special meeting and any related adjournment or postponement.

Q:	WHAT ITEMS OF BUSINESS WILL LANDMARK ASK ITS SHAREHOLDERS TO CONSIDER AT THE SPECIAL MEETING?
A:
At the special meeting, shareholders are asked to vote in favor of approval and adoption of the reorganization agreement and the merger with Fidelity. In addition, shareholders will be asked to vote in favor of a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies if Landmark has not received sufficient votes to approve and adopt the reorganization agreement.

Q:	WHY IS MY VOTE IMPORTANT?
A:
The reorganization agreement and the merger must be approved and adopted by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Landmark common stock entitled to vote at the special meeting. The failure of a Landmark shareholder to vote, by proxy or virtually at the special meeting, will have the same effect as a vote against the reorganization agreement and the merger.

In addition, if you do not return your proxy card or vote your shares by telephone or over the internet at or before the special meeting, it will be more difficult for Landmark to obtain the necessary quorum to hold the special meeting and for the shareholders of Landmark to approve and adopt the reorganization agreement and the merger.
Q:	WHY ARE FIDELITY AND LANDMARK PROPOSING TO MERGE?
A:
Landmark believes that the proposed merger will provide Landmark shareholders with substantial benefits, and Fidelity believes that the merger will further its strategic growth plans. As a larger company, Fidelity can provide the capital and resources that Landmark needs to compete more effectively and to offer a broader array of products and services to better serve its customers. See “Proposal 1: The Merger – Landmark’s Reasons for the Merger” beginning on page 49 and “Proposal 1: The Merger – Fidelity’s Reasons for the Merger” beginning on page 61. The merger also involves certain risks, which are described under “Risk Factors” beginning on page 22.

Q:	WHAT DOES THE LANDMARK BOARD OF DIRECTORS RECOMMEND?
A:
The Landmark board of directors has unanimously approved the reorganization agreement and the merger and believes that the merger is in the best interests of Landmark and its shareholders. Accordingly, the Landmark board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the reorganization agreement and the merger and “FOR” the approval of the proposal to adjourn or postpone the special meeting, if necessary.

Q:	WHEN IS THE MERGER EXPECTED TO BE COMPLETED?
A:
Landmark and Fidelity expect to complete the merger shortly after all of the conditions to the merger are fulfilled, including obtaining the approval of Landmark shareholders, and the approval of the applicable regulatory agencies. Fidelity and Landmark anticipate this will occur in the third quarter of 2021. Fidelity and Landmark cannot assure you that they will obtain the necessary Landmark shareholder approval and regulatory approvals or that the other conditions precedent to the merger can or will be satisfied.

Q:	WHAT WILL LANDMARK SHAREHOLDERS RECEIVE IN THE MERGER?
A:
Under the reorganization agreement, each share of Landmark common stock will be converted into the right to receive 0.272 shares of Fidelity common stock and $3.26 in cash. The exchange ratio will be appropriately adjusted if there is a stock dividend, stock split, reverse stock split, or common stock reclassification event regarding Fidelity common stock before completion of the merger.

Fidelity will not issue any fractional shares of common stock. Rather, Fidelity will pay cash (without interest) for any fractional share that a Landmark shareholder would have otherwise be entitled to receive in the merger. See “Proposal 1: The Merger” beginning on page 41.
Q:	ARE THERE REGULATORY OR OTHER CONDITIONS TO THE MERGER OCCURRING?
A:
Yes. The merger must be approved, or have approval waived, by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and approved by the Federal Deposit Insurance Corporation (the “FDIC”) and the Pennsylvania Department of Banking and Securities. As of the date of this proxy statement/prospectus, appropriate applications have been or will be filed with these regulatory authorities.

Furthermore, the merger will only be completed if neither Fidelity nor Landmark is in material breach of any of its representations, warranties, or obligations under the reorganization agreement. The merger is also subject to the condition that Fidelity and Landmark each receive an opinion from their respective counsel that the merger will be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The merger is also subject to certain other specified conditions. See “Proposal 1: The Merger—Terms of the Merger—Conditions to Merger” beginning on page 73.
Q:	WHAT VOTE IS REQUIRED BY LANDMARK SHAREHOLDERS TO APPROVE THE MERGER?
A:
Landmark shareholders must approve and adopt the reorganization agreement in accordance with Pennsylvania law and its articles of incorporation and bylaws. The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Landmark common stock entitled to vote at the special meeting on the record date is necessary to approve and adopt the reorganization agreement.

Q:	ARE LANDMARK SHAREHOLDERS ENTITLED TO DISSENTERS’ RIGHTS?
A:
Yes. Under Pennsylvania law, Landmark shareholders have the right to dissent from the merger and receive a payment in cash for the “fair value” of their shares of Landmark common stock as determined by an appraisal process. This value may be more or less than the value you would receive in the merger if you do not dissent. If you dissent and receive a cash payment for the value of your shares it will be fully taxable to you. Pennsylvania law requires dissenting shareholders to follow certain statutory procedures in order to perfect your dissenters’ rights. Please see “Proposal 1: The Merger — Dissenters’ Rights” beginning on page 84 and the Pennsylvania statutory provisions included in Annex C.

You also are encouraged to consult with your own legal advisor as to your dissenters’ rights under Pennsylvania law. Failure to strictly comply with these procedures will result in the loss of these dissenters’ rights and your ability to receive cash for the fair value of your common stock of Landmark.
Q:	WHAT DO I NEED TO DO NOW?
A:
After you have carefully read these materials, you can submit your proxy by following the internet or telephone instructions included in the following materials and on your proxy card. Alternatively, indicate on the enclosed proxy card how you want to vote your shares. Then sign, date and mail the proxy card in the enclosed postage-paid envelope as soon as possible so your shares will be represented and voted at the special meeting.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?
A:
No. You should not send in your stock certificates at this time. You will receive instructions from the exchange agent in the future. See “Proposal 1: The Merger —Issuance of Fidelity Common Stock and the Merger—Terms of the Merger—Exchange Procedures” beginning on page 65.

Please do not send any stock certificates to Fidelity, Landmark, or the exchange agent until you receive instructions.
Q:	HOW WILL MY SHARES BE VOTED?
A:
If you are a holder of record and submit a valid proxy, the persons named as proxies will vote your shares of Landmark common stock at the special meeting as you direct. If a Landmark shareholder submits a valid proxy but does not indicate how he or she wants the shares voted, the persons named as proxies will vote such shares (i) “FOR” approval and adoption of the reorganization agreement and the merger and (ii) “FOR” the proposal, if necessary, to adjourn or postpone the special meeting to solicit additional votes in favor of the reorganization agreement.

Q:	CAN I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY?
A:	Yes. There are three ways for you to revoke your proxy and change your vote:
1.	You may submit a later dated proxy before the special meeting.
2.
You may revoke your proxy by written notice delivered at any time prior to the votes relating to the merger including delivery at the special meeting of shareholders. You should deliver this notice to the Secretary of Landmark.

3.	You may attend the special meeting if you own Landmark common stock and vote virtually.
If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote. If your shares are held in street name, you will need a proxy from your broker or nominee in order to vote virtually at the special meeting.
Q:	WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO LANDMARK SHAREHOLDERS?
A:
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, we expect the merger generally to be tax-free to Landmark shareholders for United States federal income tax purposes with respect to the shares of Fidelity common stock that they receive pursuant to the merger. A Landmark shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of  (1) the amount of gain realized (i.e., the excess, if any, of the sum of the cash received and the fair market value of the Landmark common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Landmark common stock surrendered) and (2) the amount of cash received pursuant to the merger. Landmark shareholders will recognize a gain or loss in connection with cash received in lieu of fractional shares of Fidelity common stock. This tax treatment may not apply to all Landmark shareholders.

It is a condition to the closing of the merger that Fidelity receive the opinion of its special counsel, Bybel Rutledge LLP (“Bybel Rutledge”), and that Landmark receive the opinion of its special counsel, Pillar Aught LLC (“Pillar+Aught”), substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Fidelity and Landmark), the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The condition is waivable and, in such case, Landmark will undertake to recirculate and resolicit if the condition is waived by either party and the change in the tax consequences is material.
Fidelity and Landmark urge you to consult your tax advisor for a full understanding of the tax consequences of the merger to you. Tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See “Proposal 1: The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 81.

Q:	WHAT HAPPENS IF MY STOCK CERTIFICATES ARE HELD IN “STREET NAME” BY MY BROKER, BANK, OR OTHER NOMINEE?
A:
Your broker, bank, or other nominee will not vote your shares unless you provide instructions to your broker, bank, or other nominee on how to vote. You should fill out the voter instruction form sent to you by your broker, bank, or other nominee with this document.

Q:	WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS DOCUMENT?
A:	If you have questions about your special meeting or if you need additional copies of this document, you should contact:
Michael J. Sowinski
Interim President and Chief Executive Officer
Landmark Bancorp, Inc.
2 South Main Street
Pittston, PA 18640
(570) 602-4522

SUMMARY
This summary highlights selected information from this document. It does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents referred to in this document before you decide how to vote. Together these documents will give you a more complete description of the proposed transaction. Page references are included in this summary to direct you to more thorough descriptions of the topics provided elsewhere in these materials.
All references in this proxy statement/prospectus to “Fidelity” refer to Fidelity D & D Bancorp, Inc. and, unless the context requires otherwise, The Fidelity Deposit and Discount Bank, its bank subsidiary. All references in this proxy statement/prospectus to “Landmark” refer to Landmark Bancorp, Inc. and, unless the context requires otherwise, Landmark Community Bank, its bank subsidiary. The Securities and Exchange Commission is referred to in this proxy statement/prospectus as the “SEC.”
The Special Meeting of Shareholders
Landmark special meeting of shareholders to be held June 17, 2021 (see page 38).
Landmark will hold a special meeting of shareholders on June 17, 2021, at 9:00 a.m., local time. Due to the continuing impact of the COVID-19 pandemic, the special meeting will be held virtually. Information regarding how you can attend and participate in the special meeting is included in the proxy card included with this proxy statement/prospectus.
Landmark record date set at May 3, 2021; one vote per share of Landmark common stock (see page 38).
If you owned shares of Landmark common stock at the close of business on May 3, 2021, you are entitled to notice of, and to vote at, the special meeting of shareholders. You will have one vote at the special meeting for each share of Landmark common stock you owned on May 3, 2021. On May 3, 2021, there were 2,382,695 shares of Landmark common stock outstanding.
The Companies
Fidelity D & D Bancorp, Inc.
Blakely & Drinker Streets
Dunmore, PA 18512
(570) 342-8281
Fidelity D & D Bancorp, Inc., with assets of $1.7 billion as of December 31, 2020, is the bank holding company for The Fidelity Deposit and Discount Bank. Fidelity stock is quoted on The Nasdaq Global Market under the symbol “FDBC.” For more information, visit the Fidelity website at www.bankatfidelity.com. The information on Fidelity’s website is not incorporated into this proxy statement/prospectus.
Landmark Bancorp, Inc.
2 South Main Street
Pittston, PA 18640
(570) 602-4522
Landmark Bancorp, Inc., with assets of $354 million as of December 31, 2020, is the bank holding company for Landmark Community Bank. Landmark stock is quoted on the OTC Pink Market under the symbol “LDKB.” For more information, visit the Landmark Community Bank website at www.lcbbank.com. The information on Landmark Community Bank’s website is not incorporated into this proxy statement/prospectus.
We propose that Landmark merge into Fidelity (see page 41).
Under the terms of the reorganization agreement, Fidelity will acquire Landmark by merging Landmark with and into a subsidiary of Fidelity. Landmark will cease to exist as a separate entity. Following the merger, Landmark Community Bank will merge with and into The Fidelity Deposit and Discount Bank. A copy of the reorganization agreement is attached to this document as Annex A and a copy of the bank plan of merger is attached to the reorganization agreement as Exhibit B.

Landmark shareholders will receive 0.272 shares of Fidelity common stock and $3.26 in cash for each share of Landmark common stock (see page 64).
If the merger is completed, each share of Landmark common stock will be converted into the right to receive 0.272 shares of Fidelity common stock and $3.26 in cash. The exchange ratio will be appropriately adjusted if there is a stock dividend, stock split, reverse stock split, or common stock reclassification event regarding Fidelity common stock before completion of the merger. Landmark shareholders will also receive cash instead of any fractional shares they would have otherwise received in the merger. Fidelity estimates that it will issue a maximum of approximately 650,813 shares of Fidelity common stock, no par value, and approximately $7.8 million in cash in the merger.
As a result, Fidelity estimates that continuing Fidelity shareholders will own approximately 88.5% of the issued and outstanding common shares of the combined company and that former Landmark shareholders will own approximately 11.5% of the issued and outstanding common shares of the combined company.
Landmark’s board of directors has received an opinion from Landmark’s financial advisor regarding the merger consideration to be received by the holders of Landmark common stock (see page 52).
In connection with the merger, the board of directors of Landmark received a written opinion, dated February 25, 2021, from Landmark’s financial advisor, PNC FIG Advisory, part of PNC Capital Markets, LLC (“PNC FIG Advisory” or “PNC”), as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be received by the holders of Landmark common stock. The full text of the opinion of PNC FIG Advisory, dated February 25, 2021, is included in this document as Annex B. Landmark encourages you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, factors considered, and limitations of the review undertaken by PNC FIG Advisory. PNC FIG Advisory’s opinion was rendered to Landmark’s board of directors for the benefit of Landmark’s board (in its capacity as such) in connection with its evaluation of the merger. PNC FIG Advisory’s opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto. PNC FIG Advisory’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Landmark might engage or the merits of the underlying decision by Landmark to engage in the merger.
Landmark shareholder vote required (see page 38).
Approval and Adoption of the Reorganization Agreement. The affirmative vote, virtually at the special meeting, of at least sixty-six and two-thirds percent (66 2/3%) of the shares of Landmark common stock outstanding on the record date is required to approve and adopt the reorganization agreement and the merger.
Discretionary Authority to Adjourn or Postpone the Special Meeting. In accordance with Landmark’s bylaws, the affirmative vote of a majority of Landmark shares represented, virtually at the special meeting, at the special meeting is required to approve the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the reorganization agreement and the merger.
Each holder of shares of Landmark common stock outstanding on the record date will be entitled to one vote for each share held of record. The vote required for approval and adoption of the reorganization agreement is a percentage of all outstanding shares of Landmark common stock. Therefore, abstentions will have the same effect as a vote against the reorganization agreement and the merger. Brokers who hold Landmark common stock as nominees on your behalf will not have authority to vote your shares with respect to the reorganization agreement and the merger or the proposal to adjourn or postpone the special meeting unless you provide voting instructions in accordance with the directions provided by your broker. Failure to provide your broker with voting instructions will have the same effect as a vote against the reorganization agreement and the merger.
Landmark directors and certain current and former executive officers have agreed to vote in favor of the merger (see page 38).
On May 3, 2021, the directors and certain current and former executive officers of Landmark had sole or shared voting power over 1,243,063 shares, or 52.17%, of the outstanding shares of Landmark common stock. These directors and executive officers have agreed with Fidelity to vote these shares of Landmark common stock in favor of approving and adopting the reorganization agreement and the merger.

Landmark directors, executive officers and a former executive officer may have interests in the merger that differ from your interests (see page 78).
In considering the information contained in this proxy statement/prospectus, you should be aware that Landmark’s directors, executive officers and a former executive officer may have financial interests in the merger that are different from, or in addition to, the interests of Landmark shareholders generally. These interests include, among other things:
•	the appointment of Paul C. Woelkers to Fidelity’s and The Fidelity Deposit and Discount Bank’s boards of directors following completion of the merger, and any related compensation for such service;
•	Santo A. Insalaco will be appointed as Director Emeritus to serve in accordance with Fidelity’s bylaws;
•
Michael J. Sowinski, Interim President and Chief Executive Officer, will receive cash severance under his employment agreement with Landmark and will receive a retention bonus as a result of the merger;

•	Landmark may award retention bonuses to certain employees;
•	the right to continued indemnification and liability insurance coverage for Landmark’s current directors by Fidelity after the merger for acts or omissions occurring before the merger; and,
•	Thomas V. Amico, the former president and chief executive officer, will receive cash severance under his severance agreement with Landmark as a result of the merger.
Landmark’s board of directors was aware of these interests and considered them in approving and recommending the reorganization agreement, the merger, and the transactions contemplated by the reorganization agreement. These and certain other additional interests of Landmark’s directors and executive officers are described in detail in “Proposal 1: The Merger—Interests of Directors and Executive Officers in the Merger,” as found elsewhere in this document. These circumstances may cause some of Landmark’s directors and executive officers to view the proposed merger differently than you view it.
Fidelity and Landmark must obtain regulatory approval and satisfy other conditions before the merger is complete (see page 77).
Fidelity’s and Landmark’s obligations to complete the merger and the bank merger are subject to various conditions that are usual and customary for this kind of transaction. These conditions include obtaining approval from the Federal Reserve Board, the FDIC, and the Pennsylvania Department of Banking and Securities. As of the date of this document, appropriate applications for approval have been or will be filed. In addition to the required regulatory approvals, the merger will only be completed if certain conditions are met. See “Proposal 1: The Merger—Terms of the Merger—Conditions to Merger.”
Amendment or termination of the reorganization agreement is possible (see page 75).
Fidelity and Landmark can agree to amend the reorganization agreement in any way, except that, after approval by Landmark shareholders at its special meeting, Fidelity and Landmark cannot change the amount of merger consideration Landmark shareholders will receive in the transaction from what is provided in the reorganization agreement.
Fidelity and Landmark may agree to terminate the reorganization agreement and not complete the merger at any time before the merger is completed. Each company also may unilaterally terminate the reorganization agreement in certain circumstances. This includes, among others, the failure to complete the merger by December 31, 2021, unless the terminating company’s breach is the reason the merger has not been completed. See “Proposal 1: The Merger – Terms of the Merger – Termination.”
Rights of Landmark shareholders differ from those of Fidelity shareholders (see page 125).
When the merger is complete, Landmark shareholders who receive shares of Fidelity common stock will become Fidelity shareholders by operation of law. The rights of Landmark shareholders differ from the rights of Fidelity shareholders in certain important ways. Many of these differences have to do with provisions in Landmark’s articles of incorporation and bylaws that differ from those of Fidelity. See “Comparison of Shareholders’ Rights.”

Material U.S. federal income tax consequences of the merger (see page 81).
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, we expect the merger generally to be tax-free to Landmark shareholders for United States federal income tax purposes with respect to the shares of Fidelity common stock that they receive pursuant to the merger. A Landmark shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of  (1) the amount of gain realized (i.e., the excess, if any, of the sum of the cash received and the fair market value of the Landmark common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Landmark common stock surrendered) and (2) the amount of cash received pursuant to the merger. Landmark shareholders will recognize a gain or loss in connection with cash received in lieu of fractional shares of Fidelity common stock. This tax treatment may not apply to all Landmark shareholders.
It is a condition to the closing of the merger that Fidelity receive the opinion of its special counsel, Bybel Rutledge, and that Landmark receive the opinion of its special counsel, Pillar+Aught, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Fidelity and Landmark), the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The condition is waivable and, in such case, Landmark will undertake to recirculate and resolicit if the condition is waived by either party and the change in the tax consequences is material.
Fidelity and Landmark urge you to consult your tax advisor for a full understanding of the tax consequences of the merger to you. Tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances. See “Proposal 1: The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 81.
Landmark shareholders are entitled to dissenters’ rights (see page 84).
Under Pennsylvania law, record holders of Landmark shares have the right to dissent from the merger and receive a payment in cash for the “fair value” of their shares of Landmark common stock as determined by an appraisal process. To exercise those dissenters’ rights, Landmark shareholders must follow exactly the procedures specified under Pennsylvania law. These procedures are summarized in this proxy statement/prospectus. In addition, the text of the applicable provisions of Pennsylvania law is included as Annex C to this document. Failure to strictly comply with these provisions may result in the loss of dissenters’ rights. The value determined in the appraisal process may be more or less than the value a Landmark shareholder would receive in the merger if the shareholder did not dissent.
Market Price and Dividend Information
Fidelity
As of May 3, 2021, there were 5,040,448 shares of Fidelity common stock issued and outstanding held by approximately 1,438 shareholders of record. The number of shareholders does not reflect the number of investors holding stock in nominee name through banks, brokerage firms, and others.
Fidelity common stock trades on The Nasdaq Global Market under the symbol “FDBC.”
On February 25, 2021, the last full trading day before the public announcement of the execution of the reorganization agreement, and on May 7, 2021, the latest practicable trading day before the printing of this document, the high, low and closing sales prices for Fidelity common stock were as follows:
	February 25, 2021			May 7, 2021
	High	Low	Closing	High	Low	Closing
Fidelity Common Stock	$59.87	$55.81	$55.81	$56.50	$56.10	$56.50
Holders of Fidelity common stock are entitled to dividends as and when declared by the Fidelity board of directors out of funds legally available for the payment of dividends.
Landmark
As of May 3, 2021, there were 2,382,695 shares of Landmark common stock issued and outstanding held by approximately 363 shareholders of record.

Landmark common stock is quoted on the Pink Open Market under the symbol “LDKB.” Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The OTC Markets Group, Inc. is an electronic, screen-based market which imposes considerably less stringent listing standards than The Nasdaq Global Market.
On February 25, 2021, the last full trading day before the public announcement of the execution of the reorganization agreement, and on May 7, 2021, the latest practicable trading day before the printing of this document, the high, low and closing sales prices for Landmark common stock were as follows:
	February 25, 2021			May 7, 2021
	High	Low	Closing	High	Low	Closing
Landmark Common Stock	$13.50	$13.50	$13.50	$17.80	$17.80	$17.80
Under the reorganization agreement, Landmark is prohibited from paying any dividend or distribution to its shareholders before the effectiveness of the merger, other than its regular quarterly cash dividend not to exceed $0.08 per share, without the prior written consent of Fidelity. Landmark’s ability to pay dividends is also subject to state and federal laws and regulations.
Comparative Market Value
The following table sets forth the market value per share of Fidelity and Landmark common stock and the equivalent market value per share of Landmark common stock on February 25, 2021 (the last trading day prior to the date of the public announcement of the merger) and May 7, 2021 (the latest practicable trading day prior to the date of this document). The equivalent market value is based upon the exchange ratio of 0.272 of a share of Fidelity common stock multiplied by the closing sales price of Fidelity common stock on the specified date plus the $3.26 cash portion of the merger consideration.
	Fidelity Historical	Landmark Historical	Landmark Equivalent Market Value
February 25, 2021	$55.81	$13.50	$18.44
May 7, 2021	$56.50	$17.80	$18.63
Adjournment or Postponement Proposal (Page 129)
You are being asked to approve a proposal to grant Landmark discretionary authority to adjourn or postpone the special meeting, if necessary, to solicit additional proxies in the event there are insufficient votes to approve and adopt the reorganization agreement and the merger.
COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
Presented below for Fidelity and Landmark are comparative historical and unaudited pro forma equivalent per share financial data for the year ended December 31, 2020. The unaudited pro forma combined per share data has been derived using the acquisition method of accounting. See the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 14 for more information. Accordingly, the transaction accounting adjustments reflect the assets and liabilities of Landmark at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below. The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the merger been completed during these periods or to project the future results of operations that the combined company may achieve after the merger. This pro forma information is subject to risks and uncertainties including those discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 22.
The unaudited pro forma per share information gives effect to the merger as if the merger had been effective on December 31, 2020 in the case of the book value data, and as if the merger had been effective as of January 1, 2020 in the case of the earnings per share data. Pro forma combined dividends per share represent Fidelity’s historical dividends per share.

The acquisition will be effected by the issuance of shares of Fidelity common stock to Landmark’s shareholders. Subject to the terms and conditions of the Agreement, each share of Landmark common stock will be converted into the right to receive 0.272 shares of Fidelity common stock and $3.26 in cash. The Landmark pro forma equivalent per share amounts are calculated by multiplying the Fidelity pro forma combined book value per share, cash dividends per share and net income per share by the exchange ratio of 0.272 so that the per share amounts equate to the respective values for one share of Landmark common stock.
Additionally, the information presented below should be read together with the historical consolidated financial statements of Fidelity and Landmark, including the related notes, which are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Fidelity and the related notes included in Fidelity’s Annual Report on Form 10-K for the year ended December 31, 2020 which is incorporated by reference herein, and (ii) the historical audited consolidated financial statements of Landmark for the years ended December 31, 2019 and 2020, each of which is included in this proxy statement/prospectus beginning on page F-1. Additionally, see the information set forth in “Selected Financial and Other Data of Fidelity”, “Fidelity Non-GAAP Financial Measures”, “Selected Financial and Other Data of Landmark” and “Where You Can Find More Information” beginning on pages 11, 13 and 130, respectively.
Unaudited Pro Forma Per Share Data
For The Twelve Months Ended December 31, 2020
($ in Thousands, Except Per Share Data)
	Fidelity Historical	Landmark Historical	Pro Forma Combined(1)(2)(3)	Pro Forma Equivalent Landmark Share(4)
For The Twelve Months Ended December 31, 2020:
Earnings per share
Net income per share (Basic)	$2.84	$0.57	$3.26	$0.89
Net income per share (Diluted)	$2.82	$0.57	$3.24	$0.88
Cash Dividends Per Share	$1.14	$0.08	$1.14	$0.31
Book Value per common share as of December 31, 2020	$33.48	$15.19	$36.50	$9.93
Tangible Book Value per common share as of December 31, 2020	$31.72	$15.19	$31.45	$8.55
(1)
The pro forma combined basic and diluted earnings per share of Fidelity common stock are based on the pro forma combined net income for Fidelity and Landmark divided by the pro forma basic or diluted common shares of the combined entities. The pro forma information includes adjustments related to the fair value of assets and liabilities of Landmark and is subject to adjustment as additional information becomes available and as a final merger date analyses are performed.

(2)
The pro forma earnings per share do not include anticipated cost savings or revenue enhancements, nor do they include one-time merger-related charges (primarily professional fees, salaries and employee benefits and data processing fees) which will be expensed against income. Pro forma earnings per share are also adjusted to exclude Fidelity’s 2020 merger expenses of $2.5 million ($2.0 million after-tax) related to its May 1, 2020 acquisition of MNB Corporation.

(3)
The pro forma combined book value and tangible book value per share data does include the impact of merger-related expenses. Such expenses are currently estimated to consist of Landmark after-tax charges currently of $1.5 million and Fidelity after-tax estimated charges of $3.0 million. The pro forma combined book value and tangible book value per share of Fidelity common stock is based on the pro forma combined common stockholders’ equity of Fidelity and Landmark divided by total pro forma common shares of the combined entity.

(4)	Pro forma equivalent Landmark per share amount is calculated by multiplying the pro forma combined per share amount by the exchange ratio of 0.272 in accordance with the reorganization agreement.

SELECTED FINANCIAL AND OTHER DATA OF FIDELITY
The following summary presents Selected Financial and Other Data of Fidelity as of and for the periods indicated. The financial data as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 has been derived from Fidelity’s audited consolidated financial statements.
(dollars in thousands except per share data)
Balance sheet data:	2020	2019	2018	2017	2016
Total assets	$1,699,510	$1,009,927	$981,102	$863,637	$792,944
Total investment securities	392,420	185,117	182,810	157,385	130,037
Net loans and leases	1,105,450	743,663	718,317	638,172	595,541
Loans held-for-sale	29,786	1,643	5,707	2,181	2,854
Total deposits	1,509,505	835,737	770,183	730,146	703,459
Short-term borrowings	—	37,839	76,366	18,502	4,223
FHLB advances	5,000	15,000	31,704	21,204	—
Total shareholders' equity	166,670	106,835	93,557	87,383	80,631

Operating data for the year ended:
Total interest income	$49,496	$39,269	$35,330	$31,064	$27,495
Total interest expense	5,311	7,554	4,873	3,223	2,358
Net interest income	44,185	31,715	30,457	27,841	25,137
Provision for loan losses	5,250	1,085	1,450	1,450	1,025
Net interest income after provision for loan losses	38,935	30,630	29,007	26,391	24,112
Other income	14,668	10,193	9,200	8,367	8,005
Other operating expense	38,319	26,921	25,072	24,836	21,655
Income before income taxes	15,284	13,902	13,135	9,922	10,462
Provision for income taxes	2,249	2,326	2,129	1,206	2,769
Net income	$13,035	$11,576	$11,006	$8,716	$7,693

Per share data:
Net income per share, basic	$2.84	$3.06	$2.93	$2.35	$2.09
Net income per share, diluted	$2.82	$3.03	$2.90	$2.33	$2.09
Dividends declared	$5,378	$4,037	$3,708	$3,285	$3,061
Dividends per share	$1.14	$1.06	$0.98	$0.88	$0.83
Book value per share	$33.48	$28.25	$24.89	$23.40	$21.91
Tangible common book value per share(1)	$31.72	$28.20	$24.83	$23.34	$21.91
Weighted-average shares outstanding	4,586,224	3,779,582	3,752,704	3,711,490	3,679,507
Shares outstanding	4,977,750	3,781,500	3,759,426	3,734,478	3,680,707

Ratios:
Return on average assets	0.87%	1.18%	1.20%	1.03%	1.02%
Return on average equity	9.06%	11.49%	12.36%	10.34%	9.64%
Net interest margin(1)(2)	3.30%	3.52%	3.59%	3.66%	3.68%
Efficiency ratio(1)	63.92%	63.11%	62.10%	66.25%	63.20%
Expense ratio	1.58%	1.70%	1.73%	1.95%	1.81%
Allowance for loan losses to loans	1.27%	1.29%	1.34%	1.42%	1.55%
Dividend payout ratio	41.26%	34.88%	33.69%	37.69%	39.79%
Equity to assets	9.81%	10.58%	9.54%	10.12%	10.17%
Equity to deposits	11.04%	12.78%	12.15%	11.97%	11.46%
(1)	Non-GAAP disclosure – For a discussion of these ratios refer to the “Fidelity Non-GAAP Financial Measures” below.
(2)	Net interest margin is calculated using the fully-taxable equivalent (FTE) yield on tax-exempt securities and loans. See the “Fidelity Non-GAAP Financial Measures” below for the FTE adjustments.

FIDELITY NON-GAAP FINANCIAL MEASURES
Some of the financial measures discussed in Fidelity’s Selected Financial and Other Data are “non-GAAP financial measures” which may provide useful insight to the reader but should be supplemental to GAAP used to prepare Fidelity’s financial statements and should not be read in isolation or relied upon as a substitute for GAAP measures. In addition, Fidelity’s non-GAAP measures may not be comparable to non-GAAP measures of other companies. In accordance with SEC rules, Fidelity classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP in Fidelity’s statements of income, balance sheets or statements of cash flows. Fidelity’s tax rate used to calculate the fully-taxable equivalent (FTE) adjustment was 21% at December 31, 2020, 2019 and 2018 compared to 34% at December 31, 2017 and 2016.
The following table reconciles the non-GAAP financial measures of FTE net interest income:
(dollars in thousands)	2020	2019	2018	2017	2016
Interest income (GAAP)	$49,496	$39,269	$35,330	$31,064	$27,495
Adjustment to FTE	1,095	750	718	1,281	1,124
Interest income adjusted to FTE (non-GAAP)	50,591	40,019	36,048	32,345	28,619
Interest expense (GAAP)	5,311	7,554	4,873	3,223	2,358
Net interest income adjusted to FTE (non-GAAP)	$45,280	$32,465	$31,175	$29,122	$26,261
The efficiency ratio is non-interest expenses as a percentage of FTE net interest income plus non-interest income. The following table reconciles the non-GAAP financial measures of the efficiency ratio to GAAP:
(dollars in thousands)	2020	2019	2018	2017	2016
Efficiency Ratio (non-GAAP)
Non-interest expenses (GAAP)	$ 38,319	$ 26,921	$ 25,072	$ 24,836	$ 21,655

Net interest income (GAAP)	44,185	31,715	30,457	27,841	25,137
Plus: taxable equivalent adjustment	1,095	750	718	1,281	1,124
Non-interest income (GAAP)	14,668	10,193	9,200	8,367	8,005
Net interest income (FTE) plus non-interest income (non-GAAP)	$ 59,948	$ 42,658	$ 40,375	$ 37,489	$ 34,266
Efficiency ratio (non-GAAP)	63.92%	63.11%	62.10%	66.25%	63.20%
The following table provides a reconciliation of the tangible common equity (non-GAAP) and the calculation of tangible book value per share:
(dollars in thousands)	2020	2019	2018	2017	2016
Tangible Book Value per Share (non-GAAP)
Total assets (GAAP)	$ 1,699,510	$1,009,927	$981,102	$863,637	$792,944
Less: Intangible assets, primarily goodwill	(8,787)	(209)	(209)	(209)	—
Tangible assets	1,690,724	1,009,718	980,893	863,428	792,944
Total shareholders' equity (GAAP)	166,670	106,835	93,557	87,383	80,631
Less: Intangible assets, primarily goodwill	(8,787)	(209)	(209)	(209)	—
Tangible common equity	$157,883	$106,626	$93,348	$87,174	$80,631

Common shares outstanding, end of period	4,977,750	3,781,500	3,759,426	3,734,478	3,680,707
Tangible Common Book Value per Share	$31.72	$28.20	$24.83	$23.34	$21.91

SELECTED FINANCIAL AND OTHER DATA OF LANDMARK
The following summary presents Selected Consolidated Financial Data of Landmark as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 and has been derived from Landmark’s audited consolidated financial statements.
(dollars in thousands except per share data)	Years ended December 31,
Balance sheet data:	2020	2019	2018	2017	2016
Total assets	$353,708	$326,790	$335,558	$344,449	$316,933
Total investments	57,565	59,342	57,462	53,605	57,320
Net loans and leases	276,480	244,644	248,302	261,885	239,805
Loans held-for-sale	—	—	1,040	—	—
Total deposits	286,593	278,281	289,287	297,770	259,194
Short-term borrowings	22,987	3,534	3,330	6,954	18,305
Obligation under capital lease	1,058	1,144	1,222	1,295	1,365
FHLB advances	4,500	7,500	7,491	7,491	7,491
Total shareholders’ equity	36,187	33,352	32,118	28,842	28,577
Operating data for the period ended:	2020	2019	2018	2017	2016
Total interest income	$12,989	$13,200	$14,057	$13,254	$12,066
Total interest expense	2,275	3,407	2,868	2,135	1,603
Net interest income	10,714	9,793	11,189	11,119	10,463
Provision (credit) for loan losses	817	(80)	2,333	397	369
Net interest income after provision for loan losses	9,897	9,873	8,856	10,722	10,094
Other income	1,310	1,730	1,192	1,222	1,150
Other operating expenses	9,867	10,363	10,797	10,386	8,664
Income (loss) before income taxes	1,340	1,240	(749)	1,558	2,580
Provision (benefit) for income taxes	(6)	182	(297)	859	507
Net income (loss)	$1,346	$1,058	$(452)	$699	$2,073
Less preferred stock dividends	—	—	80	60	62
Net income (loss) available to common shareholders	$1,346	$1,058	$(532)	$639	$2,011
Per common share data:	2020	2019	2018	2017	2016
Earnings per share, basic	$0.57	$0.45	$(0.27)	$0.33	$1.07
Earnings per share, diluted	$0.57	$0.45	$(0.27)	$0.33	$1.05
Cash dividends declared	$189	$753	$619	$609	$603
Dividends per share	$0.08	$0.32	$0.32	$0.32	$0.32
Book value per share	$15.19	$14.14	$13.70	$14.23	$14.35
Shares outstanding	2,381,695	2,358,288	2,343,779	1,920,748	1,886,698
Weighted-average shares outstanding, basic	2,372,214	2,352,622	1,985,524	1,908,454	1,885,691
Weighted-average shares outstanding, diluted	2,376,327	2,359,219	1,998,411	1,935,542	1,908,321
Ratios:	2020	2019	2018	2017	2016
Return on average assets	0.38%	0.32%	(0.13)%	0.21%	0.69%
Return on average equity	3.85%	3.22%	(1.56)%	2.39%	7.23%
Net interest margin(1)	3.22%	3.18%	3.49%	3.54%	3.68%
Efficiency ratio(2)	81.78%	89.48%	86.17%	81.99%	71.41%
Expense ratio	2.43%	2.64%	2.83%	2.78%	2.51%
Allowance for loan losses to loans	1.34%	1.22%	1.30%	1.25%	1.27%
Dividend payout ratio	14.04%	71.11%	(118.52)%	96.97%	29.91%
Equity to assets	10.23%	10.21%	9.57%	8.37%	9.02%
Equity to deposits	12.63%	11.99%	11.10%	9.69%	11.03%
(1)
Net interest margin is calculated using the fully-taxable equivalent (FTE) yield on tax-exempt securities and loans. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Landmark - Non-GAAP Financial Measures” beginning on page 104 for the FTE adjustments.

(2)
Non-GAAP disclosure - For a discussion on these ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Landmark - Non-GAAP Financial Measures” beginning on page 104.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting, giving effect to Fidelity’s proposed acquisition of Landmark. Under this method, Landmark’s assets and liabilities as of the date of the acquisition will be recorded at their respective fair values and added to those of Fidelity. Any difference between the purchase price for Landmark and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. The goodwill resulting from the acquisition will not be amortized to expense, but instead will be reviewed for impairment at least annually. Any core deposit intangible and other intangible assets with estimated useful lives to be recorded by Fidelity in connection with the acquisition will be amortized to expense over their estimated useful lives. The financial statements of Fidelity issued after the acquisition will reflect the results attributable to the acquired operations of Landmark beginning on the date of completion of the acquisition.
The unaudited pro forma combined condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020, which requires the depiction of the accounting for the transaction, which we refer to as transaction accounting adjustments, and presentation of the reasonably estimable cost savings and revenue enhancements and other transaction effects that have occurred or are reasonably expected to occur, which we refer to as management’s adjustments. Fidelity has elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the following unaudited pro forma condensed combined financial information.
The following unaudited pro forma combined consolidated balance sheet as of December 31, 2020 combines the historical financial statements of Fidelity and Landmark. The unaudited pro forma consolidated financial statements give effect to the proposed acquisition as if the acquisition occurred on December 31, 2020 with respect to the balance sheet, and at the beginning of the period for the year ended December 31, 2020, with respect to the statement of operations for the year. The unaudited pro forma consolidated financial statements were prepared with Fidelity as the acquirer and Landmark as the acquiree under the acquisition method of accounting. Accordingly, the consideration paid by Fidelity to complete the acquisition of Landmark will be allocated to Landmark’s assets and liabilities based upon their estimated fair values as of the date of completion of the acquisition. The allocation is dependent upon certain valuations and other studies that have not been finalized at the time of the acquisition announcement; however, preliminary valuations based on the fair value of the acquired assets and liabilities have been estimated and included in the unaudited pro forma financial statements.
The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Landmark’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Fidelity’s consolidated statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Landmark shareholders’ equity, including results of operations from December 31, 2020 through the date the merger is completed will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited transaction accounting adjustments presented herein. The pro forma calculations, shown herein, assume a closing price for Fidelity common stock of $64.36, which represents the closing price of Fidelity common stock on December 31, 2020.
The pro forma income statement and per share data information does not include anticipated cost savings or revenue enhancements, nor does it include one-time merger-related expenses which will be expensed against income. Landmark and Fidelity are currently in the process of assessing the two companies’ personnel, benefits plans, premises, equipment, computer systems and service contracts to determine where the companies may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve canceling contracts between either Landmark or Fidelity and certain service providers. There is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all.
The pro forma combined basic and diluted earnings per share of Fidelity common stock is based on the pro forma combined net income per common share for Landmark and Fidelity divided by the pro forma basic or diluted common shares of the combined entities. The pro forma information includes adjustments related to the fair value of assets and liabilities of Landmark and is subject to adjustment as additional information becomes available and as final merger date analyses are performed. The pro forma combined balance sheet and book value per share data does include the impact of merger-related expenses on the balance sheet with Landmark’s after-tax charges currently estimated at $1.5 million, illustrated as an adjustment to accrued other liabilities, and Fidelity’s after-tax estimated charges of $3.0 million, illustrated as an adjustment to retained earnings and to accrued other liabilities. The pro forma combined book value and tangible book value of Fidelity common stock is based on the pro forma combined common stockholders’ equity of Landmark and Fidelity divided by total pro forma common shares of the combined entities.
Certain reclassification adjustments have been made to Landmark’s financial statements to conform to Fidelity’s financial statement presentation. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during this period.
Additionally, the information presented should be read together with the historical consolidated financial statements of Fidelity and Landmark, including the related notes, which are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Fidelity and the related notes included in Fidelity’s Annual Report on Form 10-K for the year ended December 31, 2020 which is incorporated by reference herein, (ii) the historical audited consolidated financial statements of Landmark for the years ended December 31, 2019 and 2020, each of which is included in this proxy statement/prospectus beginning on page F-1. Additionally, see the information set forth in “Selected Financial and Other Data of Fidelity”, “Fidelity Non-GAAP Financial Measures”, “Selected Financial and Other Data of Landmark” and “Where You Can Find More Information” beginning on pages 11, 13 and 130, respectively.
The unaudited pro forma data are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Fidelity common stock or the actual or future results of operations of Fidelity for any period. Actual results may be materially different than the pro forma information presented.

Unaudited Combined Pro Forma Balance Sheets as of December 31, 2020
($ In Thousands, Except Per Share Data)
	Fidelity D&D Bancorp, Inc.	Landmark Bancorp, Inc.	Transaction Accounting Adjustments	Pro Forma Combined
Assets:

Cash and due from banks	$19,408	$3,514	$—	$22,922
Interest-bearing deposits with financial institutions	49,938	7	(7,833)(1)	42,112
Cash and cash equivalents	69,346	3,521	(7,833)	65,034
Securities available-for-sale, at fair value	392,420	57,565	—(3)	449,985
Restricted investments in bank stock	2,813	1,319	—	4,132
Loans receivable	1,119,652	280,245	(7,616)(4)	1,392,281
Allowance for loan losses	(14,202)	(3,765)	3,765(5)	(14,202)
Loans held for sale	29,786	—	—	29,786
Foreclosed assets held-for-sale	256	637	—	893
Bank premises and equipment, net	27,626	3,911	(1,202)(6)	30,335
Leased property under finance leases, net	283	668	(668)(6)	283
Right-of-use assets	7,082	331	—	7,413
Cash surrender value of bank owned life insurance	44,285	7,163	—	51,448
Accrued interest receivable	5,712	—	—	5,712
Goodwill	7,053	—	19,302(1)	26,355
Core deposit intangible, net	1,734	—	350(7)	2,084
Other assets	5,664	2,113	2,123(8)(10)	9,900
Total assets	$1,699,510	$353,708	$8,221	$2,061,439

Liabilities:
Deposits:
Interest-bearing	$1,102,009	$207,187	$—	$1,309,196
Demand, non-interest-bearing	407,496	79,406	111(9)	487,013
Total deposits	1,509,505	286,593	111	1,796,209

Accrued interest payable and other liabilities	10,400	2,052	5,449(10)	17,901
Finance lease obligation	291	1,058	—	1,349
Operating lease liabilities	7,644	331	—	7,975
Short-term borrowings	—	7,245	—	7,245
FHLB advances	5,000	20,242	157(11)	25,399
Total liabilities	1,532,840	317,521	5,717	1,856,078

Shareholders’ equity:
Capital stock	77,676	27,110	14,584(1)(2)	119,370
Retained earnings	80,042	7,341	(10,344)(2)(10)	77,039
Accumulated other comprehensive income	8,952	1,736	(1,736)(2)	8,952
Total shareholders’ equity	166,670	36,187	2,504	205,361
Total liabilities and shareholders’ equity	$1,699,510	$353,708	$8,221	$2,061,439

Per share data:
Common shares outstanding	4,977,750	2,381,695	(1,733,874)(1)	5,625,571
Book value per share	$33.48	$15.19		$36.50
Tangible book value per share	$31.72	$15.19		$31.45

Unaudited Pro Forma Combined Statement of Operations for twelve months ended December 31, 2020
($ In Thousands, Except Per Share Data)
	Fidelity D&D Bancorp, Inc.	Landmark Bancorp, Inc.	Transaction Acccounting Adjustments	Pro Forma Combined
Interest income:
Loans receivable, including fees	$43,241	$11,600	$1,376(4)	$56,217
Investment securities	5,971	1,313	(500)(3)	6,784
Other	284	76	(6)(3)	354
Total interest income	49,496	12,989	870	63,355

Interest expense:
Deposits	4,756	2,031	(65)(9)	6,722
Borrowings	555	244	(58)(11)	741
Total interest expense	5,311	2,275	(123)	7,463
Net interest income	44,185	10,714	993	55,892

Provision for loan losses	5,250	817	—	6,067

Net interest income after provision for loan losses	38,935	9,897	993	49,825

Other income:
Service charges on deposit accounts	2,117	246	—	2,363
Interchange fees	3,153	37	—	3,190
Service charges on loans	1,681	209	—	1,890
Fees from trust fiduciary activities	1,785	—	—	1,785
Fees from financial services	749	335	—	1,084
Fees and other revenue	813	191	—	1,004
Earnings on bank-owned life insurance	794	143	—	937
Gain (loss) on write-down, sale or disposal of:
Loans	3,603	—	—	3,603
Available-for-sale debt securities	115	87	—	202
Equity securities	—	—	—	—
Premises and equipment	(142)	62	—	(80)
Total other income	14,668	1,310	—	15,978

Other expenses:
Salaries and employee benefits	19,831	5,353	—	25,184
Premises and equipment	5,623	1,622	—	7,245
Data processing and communication	2,246	573	—	2,819
Advertising and marketing	2,269	191	—	2,460
Professional services	2,869	710	—	3,579
Merger-related expenses	2,452	—	(2,452)(10)	—
Automated transaction processing	1,158	—	—	1,158
Office supplies and postage	541	105	—	646
PA shares tax	381	232	—	613
Loan collection	131	60	—	191
Other real estate owned	28	249	—	277
FDIC assessment	280	103	—	383
FHLB prepayment fee	481	—	—	481
Other	29	669	64(7)	762
Total other expenses	38,319	9,867	(2,388)	45,798

Income before income taxes	15,284	1,340	3,381	20,005

Provision for income taxes	2,249	(6)	(231)(8)	2,012
Net income	$13,035	$1,346	$3,612	$17,993

	Fidelity D&D Bancorp, Inc.	Landmark Bancorp, Inc.	Transaction Acccounting Adjustments	Pro Forma Combined

Earnings per common share:
Basic	$2.84	$0.57	$(2.09)	$3.44
Diluted	$2.82	$0.57	$(2.09)	$3.42

Weighted average common shares outstanding:
Basic	4,586,224	2,372,214	(1,724,393)(1)	5,234,045
Diluted	4,616,364	2,376,327	(1,728,506)(1)	5,264,185

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(1)
The acquisition will be effected by the issuance of shares of Fidelity common stock to Landmark’s shareholders. Subject to the terms and conditions of the Agreement, each share of Landmark common stock will be converted into the right to receive 0.272 shares of Fidelity common stock and $3.26 in cash. The shares of Fidelity common stock issued for the merger in the pro forma data were assumed to be recorded at $64.36 per share, which represents Fidelity’s common stock closing price per share as of December 31, 2020. Holders of Landmark stock options that are not exercised at or prior to the closing date will be redeemed for cash. An adjustment was made for 10,000 Landmark outstanding options at December 31, 2020 being cashed out for the in-the-money value of $69,000, which represents the excess of $18.05 less the average exercise price per share of $11.12 times the options outstanding. The final accounting purchase price assigned to record the shares issued in the acquisition will be the fair value on the closing price of Fidelity common stock on the closing date of the acquisition. Fidelity and Landmark cannot predict what the value or price of Fidelity’s common stock will be at the closing of the transaction or how the value or price of Fidelity’s stock may trade at any time, including the date hereof.

The total estimated purchase price for the purpose of this pro forma financial information is $49.5 million. The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements and a reconcilement of pro forma shares to be outstanding:
Summary of Purchase Price Calculation and Goodwill Resulting from Merger
Reconcilation of Pro Forma Shares Outstanding at December 31, 2020
($ in Thousands, Except Per Share Data)
	12/31/2020
Purchase Price Consideration in Common Stock
Landmark common shares settled for stock	2,381,695
Exchange Ratio	0.2720
Fidelity shares to be issued	647,821
Value assigned to Fidelity common shares (closing price as of 12/31/2020)	$64.36
Purchase price assigned to Fidelity common shares exchanged for Landmark stock		$41,694
Purchase Price Consideration in Cash
Landmark common shares outstanding	2,381,695
Purchase price assigned to cash consideration	$3.26
Cash consideration		7,764
Purchase Price Consideration - Cash for Outstanding Options
Landmark stock options outstanding	10,000
In-the-money value for Landmark stock options cashed out	$6.93
Purchase price assigned to Landmark stock options settled for cash		69
Total Purchase Price For Accounting Purposes		49,527

Net Assets Acquired:
Landmark stockholders’ equity	$36,187

Estimated adjustments to reflect assets acquired at fair value:
Loan - ASC 310-20 interest rate fair value	1,694
Loan - ASC 310-20 general credit fair value	(7,228)
Loan - ASC 310-30 acquired with deteriorated credit quality	(1,832)
ASC 310-20 deferred loan expense, net	(250)
Allowance for loan losses	3,765
Core deposit intangible	350
Premises and equipment	(1,870)
Deferred tax assets	1,447

	12/31/2020
Estimated adjustments to reflect liabilities acquired at fair value:
Time and brokered deposits	(111)
FHLB borrowings	(157)
Seller transaction merger liabilities accrued at closing	(1,770)
Net assets acquired		30,225
Goodwill resulting from merger		$19,302

Reconcilement of Pro Forma Shares Outstanding
Landmark shares outstanding at 12/31/2020	2,381,695
Exchange ratio	0.2720
Fidelity shares to be issued to Landmark shareholders	647,821
Fidelity shares outstanding at 12/31/2020	4,977,750
Pro Forma Fidelity shares oustanding	5,625,571
Percentage ownership by Fidelity historical shareholders	88.48%
Percentage ownership by Landmark historical shareholders	11.52%
The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of Fidelity common stock from the December 31, 2020 baseline with its impact on the pro forma goodwill.
(dollars in thousands except per share data)	12/31/2020	10% Increase	10% Decrease
Shares of Landmark	2,382	2,382	2,382
Exchange ratio	0.272	0.272	0.272
Fidelity shares to be issued	648	648	648
Price per share of Fidelity common stock on December 31, 2020	$64.36	$70.80	$57.92
Pro forma consideration for common stock	$41,694	$45,863	$37,524
Cash consideration	7,833	7,833	7,833
Total pro forma purchase price consideration	$49,527	$53,696	$45,357
Pro forma goodwill	$19,302	$23,471	$15,132
(2)
Reflects the issuance of shares of Fidelity common stock with no par value in connection with the acquisition and the adjustments to shareholders’ equity for the reclassification of Landmark historical equity accounts (common stock, accumulated other comprehensive income, and undivided profits) into capital stock.

(3)
Securities available-for-sale were recorded at fair value at December 31, 2020 therefore no balance sheet adjustment is necessary. Income statement adjustment includes prospective reclassification of existing available-for-sale securities fair value adjustment to an amortizing premium which will be amortized into income based on the expected life, which is expected to decrease investment securities interest income by $500 thousand in the first year following consummation. An additional other interest income adjustment was made to reflect lost interest income related to the payment of the cash consideration of $7.8 million at a rate of 0.09%, the December 31, 2020 federal funds rate.

(4)
Loan receivable adjustment includes ASC 310-20 fair value premium of $1.7 million based on current discount rates of similar loans, ASC 310-20 $7.2 million fair value general credit risk loan discount, ASC 310-30 $1.8 million fair value specific credit discount and $250 thousand ASC 310-20 deferred loan expenses net reversal. The interest rate and general credit adjustments and the ASC 310-30 accretable yield will be substantially recognized over the expected life of the loans and is expected to increase loan receivable interest income by $1.4 million in the first year following consummation. No earnings impact was assumed from the ASC 310-30 non-accretable discount or ASC 310-20 loan fee reversals.

(5)	Reversal of the Landmark allowance for loan losses in accordance with acquisition method of accounting for the acquisition to reflect acquired loans at fair value.

(6)
Reflects a fair value adjustment of $1.1 million for premise and equipment, $0.1 million for obsolete equipment and $668 thousand related to lease property under finance leases. No earnings impact was assumed for these adjustments.

(7)
Adjustment to core deposit intangible assets to reflect the fair value of $350 thousand for acquired core deposit intangible asset and the related amortization adjustment based upon an expected life of 10 years. The amortization of the new core deposit intangible is expected to increase other expense by $64 thousand in the first year following consummation.

(8)
Reflects the net deferred tax asset, at a rate of 21.0%, of $1.4 million related to fair value adjustments and a $0.7 million tax benefit applied to other assets related to one-time merger charges. Provision for income taxes was applied on income statement adjustments using an effective tax rate of 21.0%.

(9)
Adjustments to reflect a fair value discount of $111 thousand for Landmark’s certificates of deposit. This adjustment will be recognized using an amortization method based upon the maturities of the deposit liabilities. These adjustments are expected to decrease deposit interest expense by $65 thousand in the first year following consummation.

(10)
Balance sheet adjustments to reflect the accrual of one-time merger-related charges (primarily professional fees, salaries and employee benefits and data processing fees) for Fidelity and Landmark: (a) Landmark pre-tax charges are estimated at $1.8 million ($1.5 million after-tax) and are included as a fair value adjustment to accrued other liabilities, and (b) Fidelity pre-tax charges are estimated at $3.7 million ($3.0 million after-tax) and are included as an adjustment to accrued other liabilities with the after-tax cost as reduction to retained earnings. The pro forma income statement does not include the Fidelity and Landmark acquisition one-time merger-related expenses which will be expensed against income when incurred. Pro forma earnings are also adjusted for Fidelity’s 2020 merger expenses of $2.5 million ($2.0 million after-tax) related to its May 1, 2020 acquisition of MNB Corporation. It is noted that a tax benefit was not taken for certain merger obligations and costs that were not considered to be tax deductible.

(11)
Adjustment to reflect a $157 thousand fair value premium for FHLB advances. This adjustment will be recognized using an amortization method based upon the term of the FHLB advances and is expected to increase borrowings interest expense by $58 thousand in the first year following consummation.

RISK FACTORS
In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in “A Warning About Forward-Looking Information” on page 37, Landmark shareholders should carefully consider the matters described below prior to voting on the matters to be considered at the special meeting. You should read these risk factors together with the risk factors contained in Fidelity’s Annual Report on Form 10-K for the year ended December 31, 2020, and any changes to those risk factors included in Fidelity’s Quarterly Reports on Form 10-Q, or other documents filed with the SEC, after the date of the Form 10-K.
Risks Relating to the Merger
Because the market price of Fidelity common stock will fluctuate, Landmark shareholders cannot be sure of the trading price of the merger consideration they will receive.
Upon completion of the merger, each share of Landmark common stock will be converted into the right to receive merger consideration consisting of shares of Fidelity common stock and cash pursuant to the reorganization agreement. The exchange ratio in the reorganization agreement will not be adjusted in the event of any change in the stock prices of Fidelity or Landmark prior to the merger. However, in the event that a significant decline in Fidelity’s stock price occurs that is greater than the relative decline in the KBW Nasdaq Bank Index, Landmark may determine to terminate the reorganization agreement, subject to Fidelity’s right to increase the exchange ratio to mitigate a portion of that decline. There also will be a period of time between the date when shareholders of Landmark vote on the reorganization agreement and the date when the merger is completed. The relative prices of Fidelity and Landmark common stock may vary between the date of this proxy statement/prospectus, the date of the special meeting, and the date of completion of the merger. The market price of Fidelity and Landmark common stock may change as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Fidelity or Landmark and are not necessarily related to a change in the financial performance or condition of Fidelity or Landmark. As Fidelity and Landmark market share prices fluctuate, based on numerous factors, the value of the shares of Fidelity common stock that a Landmark shareholder will receive will correspondingly fluctuate. It is impossible to predict accurately the market price of Fidelity common stock after completion of the merger. Accordingly, the prices of Fidelity and Landmark common stock on the date of the special meeting may not be indicative of their prices immediately prior to completion of the merger and the price of Fidelity common stock after the merger is completed. Fidelity urges you to obtain current market quotations for Fidelity common stock.
The combined company will incur significant transaction and merger-related costs in connection with the merger.
Fidelity and Landmark expect to incur costs associated with combining the operations of the two companies. Fidelity and Landmark have begun collecting information in order to formulate detailed integration plans to deliver planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Fidelity and Landmark. Whether or not the merger is consummated, Fidelity and Landmark will incur substantial expenses, such as legal, accounting, printing, contract termination fees, and financial advisory fees, in pursuing the merger. Although Fidelity and Landmark expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, the net benefit may not be achieved in the near term, or at all.
Some of the conditions to closing of the merger may result in delay or prevent completion of the merger, which may adversely affect the value of Fidelity’s and Landmark’s securities.
Completion of the merger is conditioned upon the receipt of certain governmental consents and approvals, including consents and approvals required by the Federal Reserve Board, the FDIC, and the Pennsylvania Department of Banking and Securities. Failure to obtain these consents would prevent consummation of the merger. Even if the approvals are obtained, the effort involved may delay consummation of the merger. Governmental authorities may also impose conditions in connection with the merger that may adversely affect the combined company’s operations after the merger. However, neither Fidelity nor Landmark is required to take any action or agree to any condition or restriction in connection with obtaining any approvals that would reasonably be expected to have a material adverse effect on Fidelity, Landmark or the combined company.

The merger may distract Fidelity’s and Landmark’s management teams from their other responsibilities.
The merger could cause the management of the companies to focus their time and energies on matters related to the merger that otherwise would be directed to the companies’ business and operations. Any such distraction on the part of management, if significant, could affect management’s ability to service existing business and develop new business and adversely affect the combined company’s business and earnings following the merger.
Landmark directors, executive officers, and a former executive officer may have interests in the merger that differ from your interests.
In considering the information contained in this proxy statement/prospectus, you should be aware that Landmark’s directors, executive officers and a former executive officer may have financial interests in the merger that are different from, or in addition to, the interests of Fidelity shareholders or Landmark shareholders generally. These interests include, among other things:
•	the appointment of Paul C. Woelkers to Fidelity’s and The Fidelity Deposit and Discount Bank’s boards of directors following completion of the merger, and any related compensation for such service;
•	Santo A. Insalaco will be appointed as Director Emeritus to serve in accordance with Fidelity’s bylaws;
•
Michael J. Sowinski, Interim President and Chief Executive Officer, will receive cash severance under his employment agreement with Landmark and will receive a retention bonus as a result of the merger;

•	Landmark may award retention bonuses to certain employees;
•	the right to continued indemnification and liability insurance coverage for Landmark’s current directors by Fidelity after the merger for acts or omissions occurring before the merger; and,
•	Thomas V. Amico, the former president and chief executive officer, will receive cash severance under his severance agreement with Landmark as a result of the merger.
Landmark’s board of directors was aware of these interests and considered them in approving and recommending the reorganization agreement. These circumstances may cause some of Landmark’s directors and executive officers to view the proposed merger differently than you view it.
These and certain other additional interests of Landmark’s directors and executive officers are described in detail in “Proposal 1: The Merger—Interests of Directors and Executive Officers in the Merger” beginning on page 78.
The opinion received by the board of directors of Landmark from Landmark’s financial advisor prior to the execution of the reorganization agreement will not reflect changes in circumstances after the date of the opinion.
The opinion of PNC FIG Advisory, Landmark’s financial advisor in connection with the merger, to the board of directors of Landmark was delivered on, and dated, February 25, 2021. Landmark shareholders should be aware that the opinion does not speak as of any date other than February 25, 2021. The opinion does not reflect changes that may occur or may have occurred after the date of such opinion, including changes to the operations and prospects of Fidelity or Landmark, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors beyond the control of Fidelity and Landmark, may materially alter or affect the value of Fidelity or Landmark or the sale prices of shares of Fidelity common stock and Landmark common stock.
The unaudited pro forma financial data included in this proxy statement/prospectus are for illustrative purposes, based upon preliminary estimates, and Fidelity’s actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.
The unaudited pro forma financial data in this proxy statement/prospectus are presented for illustrative purposes only and are not indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflect adjustments, which are based upon preliminary estimates, to record Fidelity’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Fidelity as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document.
After the merger is complete, Landmark shareholders will become Fidelity shareholders and will have different rights than their current rights.
Upon completion of the merger, Landmark shareholders will become Fidelity shareholders. Differences in Landmark’s articles of incorporation and bylaws and Fidelity’s articles of incorporation and bylaws, will result in changes to the rights of Landmark shareholders who become Fidelity shareholders. For more information, see “Comparison of Shareholders’ Rights” beginning on page 125 of this document. Shareholders of Landmark may conclude that their current rights under Landmark’s articles of incorporation and bylaws are more or less advantageous than the rights they may have as a Fidelity shareholder under Fidelity’s articles of incorporation and bylaws.
If the merger is not completed, Landmark will have incurred substantial expenses without realizing the expected benefits.
Landmark will incur substantial expenses in connection with the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. Landmark cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse impact on the financial condition of Landmark because it would not have realized the expected benefits from the merger.
In addition, if the merger is not completed, Landmark may experience negative reactions from the financial markets and from their respective customers and employees. Landmark also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Landmark to perform its obligations under the reorganization agreement. If the merger is not completed, Landmark cannot assure its shareholders that the risks described above will not materialize and will not materially affect the business, financial results, and stock price of Landmark.
Failure to complete the merger could negatively affect the market price of Landmark’s common stock.
If the merger is not completed for any reason, Landmark will be subject to a number of material risks, including the following:
•	the market price of its common stock may decline to the extent that the current market price of its shares reflect a market assumption that the merger will be completed;
•	costs relating to the merger, such as legal, accounting and financial advisory fees, and, in specified circumstances, termination fees, must be paid even if the merger is not completed;
•
the diversion of management’s attention from the day-to-day business operations and the potential disruption to Landmark’s employees and business relationships during the period before the completion of the merger may make it difficult to regain financial and market positions if the merger does not occur; and,

•
if Landmark’s board of directors seeks another merger or business combination, Landmark’s shareholders cannot be certain that Landmark will be able to find a party willing to pay an equivalent or greater consideration than that which Fidelity has agreed to pay in the merger.

The reorganization agreement limits the ability of Landmark to pursue alternatives to the merger.
The reorganization agreement contains provisions that, subject to specified exceptions, limit the ability of Landmark to solicit, encourage, discuss, recommend or commit to alternative acquisition proposals, as well as a termination fee that is payable by Landmark under certain circumstances. These provisions might discourage potential competing transaction partners that might have an interest in acquiring all or a significant part of

Landmark from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing transaction partner proposing to pay a lower per share price to acquire Landmark than it might otherwise have proposed to pay.
Failure to complete the merger in certain circumstances could require Landmark to pay a termination fee.
If the merger should fail to occur in certain circumstances that relate to a possible combination of Landmark with another acquirer, Landmark may be obligated to pay Fidelity $1.75 million as a termination fee. See “Proposal 1: The Merger—Terms of the Merger—Termination Fee” beginning on page 77.
Litigation against Fidelity or Landmark, or the members of the Fidelity or Landmark board of directors, could prevent or delay the completion of the merger.
While Fidelity and Landmark believe that any claims that may be asserted by purported shareholder plaintiffs related to the merger would be without merit, the results of any such potential legal proceedings are difficult to predict and such legal proceedings could delay or prevent the merger from being completed in a timely manner. If litigation were to be commenced related to the merger, such litigation could affect the likelihood of obtaining the required approvals from Landmark shareholders. Moreover, any litigation could be time consuming and expensive, and could divert the attention of the management of Fidelity and Landmark away from their regular business. Any lawsuit adversely resolved against Fidelity, Landmark, or members of the Fidelity or Landmark board of directors could have a material adverse effect on each party’s business, financial condition, and results of operations.
Risks Relating to Fidelity and Its Business
Post-merger integration and operations may fail to achieve expected results.
The success of the transaction depends heavily on a smooth post-merger integration and operations of the combined The Fidelity Deposit and Discount Bank. Benefits of the transaction to shareholders may not be realized if the post-merger integration and operations are not well executed or well received by each bank’s historical customers.
Fidelity may fail to realize the cost savings it expects to achieve from the merger.
The success of the merger will depend, in part, on Fidelity’s ability to realize the estimated cost savings from the combined The Fidelity Deposit and Discount Bank. While Fidelity believes that the cost savings estimates are achievable, it is possible that the potential cost savings could be more difficult to achieve than Fidelity anticipates. Fidelity’s cost savings estimates also depend on its ability to combine the businesses of Fidelity and Landmark in a manner that permits those cost savings to be realized. If Fidelity’s estimates are incorrect or it is unable to combine the two companies successfully, the anticipated cost savings may not be realized fully or at all or may take longer to realize than expected.
Combining Fidelity and Landmark may be more difficult, costly, or time-consuming than expected.
Fidelity and Landmark have operated, and, until the completion of the merger, will continue to operate, independently. Following the completion of the merger, the combination process could result in the loss of key employees, the disruption of Fidelity’s ongoing business, and inconsistencies in standards, controls, procedures and policies that adversely affect Fidelity’s ability to maintain relationships with clients and employees or achieve the anticipated benefits of the merger. As with any merger of financial institutions, there also may be disruptions that cause Fidelity to lose customers or cause customers to withdraw their deposits from Fidelity, or other unintended consequences that could have a material adverse effect on Fidelity’s results of operations or financial condition.
Fidelity’s business is subject to interest rate risk and variations in interest rates may negatively affect its financial performance.
Changes in the interest rate environment may reduce profits. Fidelity’s earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. As prevailing interest rates change, net interest spreads are affected by the difference between the maturities and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect Fidelity’s net interest spread, asset quality, loan origination volume and overall profitability.
Fidelity is subject to lending risk.
There are inherent risks associated with Fidelity’s lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where Fidelity operates as well as those across the Commonwealth of Pennsylvania and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. Fidelity is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject Fidelity to regulatory enforcement action that could result in the assessment of significant civil money penalties against Fidelity.
Commercial, commercial real estate and real estate construction loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because these loans generally have larger balances than residential real estate loans and consumer loans, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on Fidelity’s financial condition and results of operations.
Fidelity’s allowance for possible loan losses may be insufficient.
Fidelity maintains an allowance for possible loan losses, which is a reserve established through a provision for possible loan losses charged to expense, that represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for possible loan losses inherently involves a high degree of subjectivity and requires Fidelity to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of Fidelity’s control, may require an increase in the allowance for possible loan losses. In addition, bank regulatory agencies periodically review Fidelity’s allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for possible loan losses, Fidelity will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital and may have a material adverse effect on Fidelity’s financial condition and results of operations.
The FASB has issued an accounting standard update that will result in a significant change in how Fidelity recognizes credit losses and may have a material impact on Fidelity’s financial condition or results of operations.
In June 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update (“ASU”) entitled “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the current “incurred loss” model for recognizing credit losses with an “expected loss” model referred to as the Current Expected Credit Loss (“CECL”) model. Under the CECL model, banks will be required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the “incurred loss” model required under current generally accepted accounting principles (“GAAP”), which delays recognition until it is probable a loss has been incurred.
Until recently, the new CECL standard was expected to become effective for Fidelity on January 1, 2020, and for interim periods within that year. In November 2019, FASB agreed to delay implementation of the new CECL standard for certain companies, including those companies that qualify as a smaller reporting company under SEC rules, until January 1, 2023. Fidelity currently expects to continue to qualify as a smaller reporting company, based upon the current SEC definition, and as a result will likely be able to defer implementation of the new CECL standard for a period of time. Nevertheless, Fidelity continues to evaluate the impact the CECL model will have on the accounting for credit losses, but Fidelity expects to recognize a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, consistent with regulatory expectations set forth in interagency guidance issued at the end of 2016. Fidelity cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on Fidelity’s business, financial condition, and results of operations. Accordingly, it is possible the new standard may require an increase in the allowance for credit losses for the estimated life of the financial asset, including an allowance for debt securities. The amount of the change in the allowance for credit losses, if any, resulting from the new guidance will be impacted by the portfolio composition and asset quality at the adoption date, as well as economic conditions and forecasts at the time of adoption. Moreover, the CECL model may create more volatility in the level of the allowance for loan losses. If Fidelity is required to materially increase the level of its allowance for loan losses for any reason, such increase could adversely affect its business, financial condition and results of operations.
If Fidelity concludes that the decline in value of any of its investment securities is other-than-temporary, it will be required to write down the credit-related portion of the impairment of that security through a charge to earnings.
Fidelity reviews its investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of Fidelity’s investment securities has declined below their carrying value, it is required to assess whether the decline is other-than-temporary. If Fidelity concludes that the decline is other-than-temporary, it will be required to write down the credit-related portion of the impairment of that security through a charge to earnings.
The Basel III capital requirements may require Fidelity to maintain higher levels of capital, which could reduce its profitability.
Basel III targets higher levels of base capital, certain capital buffers and a migration toward common equity as the key source of regulatory capital. Although the new capital requirements are phased in over the next decade and may change substantially before final implementation, Basel III signals a growing effort by domestic and international bank regulatory agencies to require financial institutions, including depository institutions, to maintain higher levels of capital. The direction of the Basel III implementation activities or other regulatory viewpoints could require additional capital to support Fidelity’s business risk profile prior to final implementation of the Basel III standards. If Fidelity and The Fidelity Deposit and Discount Bank are required to maintain higher levels of capital, Fidelity and The Fidelity Deposit and Discount Bank may have fewer opportunities to invest capital into interest-earning assets, which could limit the profitable business operations available to Fidelity and The Fidelity Deposit and Discount Bank and adversely impact their financial condition and results of operations.
Fidelity may need or be compelled to raise additional capital in the future, but that capital may not be available when it is needed and on terms favorable to current shareholders.
Federal banking regulators require Fidelity and The Fidelity Deposit and Discount Bank to maintain adequate levels of capital to support their operations. These capital levels are determined and dictated by law, regulation and banking regulatory agencies. In addition, capital levels are also determined by Fidelity’s management and board of directors based on capital levels that they believe are necessary to support Fidelity’s business operations. Fidelity is evaluating its present and future capital requirements and needs, is developing a comprehensive capital plan and is analyzing capital raising alternatives, methods and options. Even if Fidelity succeeds in meeting the current regulatory capital requirements, Fidelity may need to raise additional capital in the future to support possible loan losses during future periods or to meet future regulatory capital requirements.
Further, Fidelity’s regulators may require it to increase its capital levels. If Fidelity raises capital through the issuance of additional shares of its common stock or other securities, it may dilute the ownership interests of current investors and may dilute the per-share book value and earnings per share of its common stock. Furthermore, it may have an adverse impact on Fidelity’s stock price. New investors may also have rights, preferences and privileges senior to Fidelity’s current shareholders, which may adversely impact its current shareholders. Fidelity’s ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside its control, and on its financial performance. Accordingly, Fidelity cannot assure you of its ability to raise additional capital on terms and time frames acceptable to it or to raise additional capital at all. If Fidelity cannot raise additional capital in sufficient amounts when needed, its ability to comply with regulatory capital requirements could be materially impaired. Additionally, the inability to raise capital in sufficient amounts may adversely affect Fidelity’s operations, financial condition and results of operations.
Fidelity is subject to environmental liability risk associated with lending activities.
A significant portion of Fidelity’s loan portfolio is secured by real property. During the ordinary course of business, Fidelity may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, Fidelity may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require Fidelity to incur substantial expense and may materially reduce the affected property’s value or limit Fidelity’s ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase Fidelity’s exposure to environmental liability. Although Fidelity has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on Fidelity’s financial condition and results of operations.
Fidelity’s profitability depends significantly on economic conditions in the Commonwealth of Pennsylvania and the local region in which it conducts business.
Fidelity’s success depends primarily on the general economic conditions of the Commonwealth of Pennsylvania and the specific local markets in which Fidelity operates. Unlike larger national or other regional banks that are more geographically diversified, Fidelity provides banking and financial services to customers primarily in Lackawanna and Luzerne Counties in Northeastern Pennsylvania and Northampton County in Eastern Pennsylvania. The local economic conditions in these areas have a significant impact on the demand for Fidelity’s products and services as well as the ability of Fidelity’s customers to repay loans, the value of the collateral securing loans and the stability of Fidelity’s deposit funding sources. A significant decline in general economic conditions caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on Fidelity’s financial condition and results of operations.
Changes in real estate values may adversely impact Fidelity’s loans that are secured by real estate.
A significant portion of Fidelity’s loan portfolio consists of residential and commercial mortgages, as well as consumer loans, secured by real estate. These properties are concentrated in Fidelity’s core markets in northeast and eastern Pennsylvania. Real estate values and real estate markets generally are affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates, the availability of loans to potential purchasers, changes in the tax laws and other government statutes, regulations and policies, and acts of nature. If real estate prices decline, particularly in Fidelity’s market area, the value of the real estate collateral securing Fidelity’s loans could be reduced. This reduction in the value of the collateral could increase the number of non-performing loans and could have a material adverse impact on Fidelity’s financial condition and results of operations.

There is no assurance that Fidelity will be able to successfully compete with others for business.
Fidelity competes for loans, deposits and investment dollars with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers and private lenders. Many competitors have substantially greater resources than Fidelity does and operate under less stringent regulatory environments. The differences in resources and regulations may make it more difficult for Fidelity to compete profitably, reduce the rates that it can earn on loans and on its investments, increase the rates it must offer on deposits and other funds, and adversely affect its overall financial condition and earnings.
Fidelity is subject to extensive government regulation and supervision.
Fidelity, primarily through The Fidelity Deposit and Discount Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect Fidelity’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Federal or commonwealth regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Fidelity in substantial and unpredictable ways. Such changes could subject Fidelity to additional costs, limit the types of financial services and products Fidelity may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on Fidelity’s business, financial condition and results of operations. While Fidelity has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.
Fidelity’s controls and procedures may fail or be circumvented.
Management regularly reviews and updates Fidelity’s internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of Fidelity’s controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on Fidelity’s business, results of operations and financial condition.
New lines of business or new products and services may subject Fidelity to additional risks.
From time-to-time, Fidelity may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services Fidelity may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of Fidelity’s system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on Fidelity’s business, results of operations and financial condition.
Fidelity’s future acquisitions could dilute your ownership and may cause it to become more susceptible to adverse economic events.
Fidelity may acquire other companies or make investments in banks and other complementary businesses in the future. Fidelity may issue additional shares of common stock to pay for future acquisitions, which would dilute your ownership interest in Fidelity. Future business acquisitions could be material to Fidelity, and the degree of success achieved in acquiring and integrating these businesses into Fidelity could have a material effect on the value of Fidelity’s common stock. In addition, any acquisition could require it to use substantial cash or other liquid assets or to incur debt. In those events, it could become more susceptible to economic downturns and competitive pressures.

Fidelity may not be able to attract and retain skilled people.
Fidelity’s success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by Fidelity can be intense and Fidelity may not be able to hire people or to retain them. The unexpected loss of services of one or more of Fidelity’s key personnel could have a material adverse impact on Fidelity’s business because of their skills, knowledge of Fidelity’s market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.
Litigation and regulatory actions, including possible enforcement actions, could subject Fidelity to significant fines, penalties, judgments, or other requirements resulting in increased expenses or restrictions on its business activities.
In the normal course of business, from time to time, Fidelity may be named as a defendant in various legal actions, arising in connection with its current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, Fidelity may in the future be subject to consent orders or other formal or informal enforcement agreements with its regulators. It may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding current and/or prior business activities. Any such legal or regulatory actions may subject Fidelity to substantial compensatory or punitive damages, significant fines, penalties, obligations to change business practices, or other requirements resulting in increased expenses, diminished income, and damage to their reputation. Involvement in any such matters, whether tangential or otherwise, and even if the matters are ultimately determined in their favor, could also cause significant harm to its reputation and divert management attention from the operation of its business. Further, any settlement, consent order, other enforcement agreement or adverse judgment in connection with any formal or informal proceeding or investigation by governmental agencies may result in litigation, investigations or proceedings as other litigants and governmental agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on Fidelity’s business, financial condition, and results of operations.
Fidelity’s information systems may experience an interruption or breach in security.
Fidelity relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in Fidelity’s customer relationship management, general ledger, deposit, loan and other systems. Fidelity has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, however there can be no assurance that any such failures, interruptions or security breaches will not occur. The occurrence of any failures, interruptions or security breaches of Fidelity’s information systems could damage Fidelity’s reputation, result in a loss of customer business, subject Fidelity to additional regulatory scrutiny, or expose Fidelity to civil litigation and possible financial liability, any of which could have a material adverse effect on Fidelity’s financial condition and results of operations.
Fidelity continually encounters technological change.
The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Fidelity’s future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in Fidelity’s operations. Many of Fidelity’s competitors have substantially greater resources to invest in technological improvements. Fidelity may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Fidelity’s business and, in turn, Fidelity’s financial condition and results of operations.
The operations of Fidelity’s business, including its interaction with customers, are increasingly done via electronic means, and this has increased its risks related to cyber security.
Fidelity is exposed to the risk of cyber-attacks in the normal course of business. In general, cyber incidents can result from deliberate attacks or unintentional events. Fidelity has observed an increased level of attention in the industry focused on cyber-attacks that include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. To combat against these attacks, policies and procedures are in place to prevent or limit the effect of the possible security breach of its information systems and Fidelity has insurance against some cyber-risks and attacks. While Fidelity has not incurred any material losses related to cyber-attacks, nor is it aware of any specific or threatened cyber-incidents as of the date of this report, Fidelity may incur substantial costs and suffer other negative consequences if it falls victim to successful cyber-attacks. Such negative consequences could include remediation costs that may include liability for stolen assets or information and repairing system damage that may have been caused; deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; litigation; and reputational damage adversely affecting customer or investor confidence.
Fidelity is subject to claims and litigation pertaining to fiduciary responsibility.
From time-to-time, customers make claims and take legal action pertaining to Fidelity’s performance of its fiduciary responsibilities. Whether customer claims and legal action related to Fidelity’s performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to Fidelity, they may result in significant financial liability and/or adversely affect the market perception of Fidelity and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on Fidelity’s business, which, in turn, could have a material adverse effect on Fidelity’s financial condition and results of operations.
Pennsylvania Business Corporation Law and various anti-takeover provisions under its articles and bylaws could impede the takeover of Fidelity.
Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Fidelity, even if the acquisition would be advantageous to shareholders. In addition, Fidelity has various anti-takeover measures in place under its articles of incorporation and bylaws, including a supermajority vote requirement for mergers, a staggered board of directors, and the absence of cumulative voting. Any one or more of these measures may impede the takeover of Fidelity without the approval of its board of directors and may prevent its shareholders from taking part in a transaction in which they could realize a premium over the current market price of its common stock.
Fidelity is a holding company and relies on dividends from its banking subsidiary for substantially all of its revenue and its ability to make dividends, distributions, and other payments.
As a bank holding company, Fidelity’s ability to pay dividends depends primarily on its receipt of dividends from its subsidiary bank. Dividend payments from The Fidelity Deposit and Discount Bank are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by bank regulatory agencies. The ability of The Fidelity Deposit and Discount Bank to pay dividends is also subject to profitability, financial condition, regulatory capital requirements, capital expenditures and other cash flow requirements. There is no assurance that The Fidelity Deposit and Discount Bank will be able to pay dividends in the future or that Fidelity will generate cash flow to pay dividends in the future. Fidelity’s failure to pay dividends on its common stock may have a material adverse effect on the market price of its common stock.
Fidelity’s banking subsidiary may be required to pay higher FDIC insurance premiums or special assessments which may adversely affect its earnings.
Fidelity generally is unable to control the amount of premiums or special assessments that its subsidiary is required to pay for FDIC insurance. Any future changes in the calculation or assessment of FDIC insurance premiums may have a material adverse effect on its results of operations, financial condition, and its ability to continue to pay dividends on its common stock at the current rate or at all.
Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact Fidelity’s business.
Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on Fidelity’s ability to conduct business. Such events could affect the stability of Fidelity’s deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause Fidelity to incur additional expenses. Severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on Fidelity’s business, which, in turn, could have a material adverse effect on Fidelity’s financial condition and results of operations.
The increasing use of social media platforms presents new risks and challenges and Fidelity’s inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could materially adversely impact its business.
There has been a marked increase in the use of social media platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Social media practices in the banking industry are evolving, which creates uncertainty and risk of noncompliance with regulations applicable to Fidelity’s business. Consumers value readily available information concerning businesses and their goods and services and often act on such information without further investigation and without regard to its accuracy. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to Fidelity’s interests and/or may be inaccurate. The dissemination of information online could harm its business, prospects, financial condition, and results of operations, regardless of the information’s accuracy. The harm may be immediate without affording Fidelity an opportunity for redress or correction.
Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about its business, exposure of personally identifiable information, fraud, out-of-date information, and improper use by employees and customers. The inappropriate use of social media by Fidelity’s customers or employees could result in negative consequences including remediation costs including training for employees, additional regulatory scrutiny and possible regulatory penalties, litigation or negative publicity that could damage its reputation adversely affecting customer or investor confidence.
Risks Associated with Fidelity’s Common Stock
Fidelity’s stock price can be volatile.
Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Fidelity’s stock price can fluctuate significantly in response to a variety of factors including, among other things:
•	Actual or anticipated variations in quarterly results of operations.
•	Recommendations by securities analysts.
•	Operating and stock price performance of other companies that investors deem comparable to Fidelity.
•	News reports relating to trends, concerns and other issues in the financial services industry.
•	Perceptions in the marketplace regarding Fidelity and/or its competitors.
•	New technology used, or services offered, by competitors.
•	Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Fidelity or its competitors.
•	Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
•	Changes in government regulations.
•	Geopolitical conditions such as acts or threats of terrorism or military conflicts.
General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause Fidelity’s stock price to decrease regardless of operating results.

The trading volume in Fidelity’s common stock is less than that of other larger financial services companies.
Fidelity’s common stock is listed for trading on Nasdaq and the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Fidelity’s common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Fidelity has no control. Given the lower trading volume of Fidelity’s common stock, significant sales of Fidelity’s common stock, or the expectation of these sales, could cause Fidelity’s stock price to fall.
Furthermore, from time to time, Fidelity’s common stock may be included in certain and various stock market indices. Inclusion in these indices may positively impact the price, trading volume, and liquidity of Fidelity’s common stock, in part, because index funds or other institutional investors often purchase securities that are in these indices. Conversely, if Fidelity’s market capitalization falls below the minimum necessary to be included in any of the indices at any annual reconstitution date, the opposite could occur. Further, Fidelity’s inclusion in indices may be weighted based on the size of its market capitalization, so even if Fidelity’s market capitalization remains above the amount required to be included on these indices, if its market capitalization is below the amount it was on the most recent reconstitution date, Fidelity’s common stock could be weighted at a lower level, holders attempting to track the composition of these indices will be required to sell Fidelity’s common stock to match the reweighting of the indices.
Risks Associated with Fidelity’s Industry
Future governmental regulation and legislation could limit Fidelity’s future growth.
Fidelity is a registered bank holding company, and its subsidiary bank is a depository institution whose deposits are insured by the FDIC. As a result, Fidelity is subject to various regulations and examinations by various regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for Fidelity, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. Fidelity is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to Fidelity’s ability to engage in new activities and consummate additional acquisitions.
In addition, Fidelity is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. Fidelity cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on Fidelity’s activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases Fidelity’s expense, requires management’s attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.
The earnings of financial services companies are significantly affected by general business and economic conditions.
Fidelity’s operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which Fidelity operates, all of which are beyond Fidelity’s control. Deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for Fidelity’s products and services, among other things, any of which could have a material adverse impact on Fidelity’s financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.
In deciding whether to extend credit or enter into other transactions, Fidelity may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. Fidelity may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on Fidelity’s business and, in turn, Fidelity’s financial condition and results of operations.
Consumers may decide not to use banks to complete their financial transactions.
Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on Fidelity’s financial condition and results of operations.
A protracted government shutdown or issues relating to debt and the deficit may adversely affect Fidelity.
Extended shutdowns of parts of the federal government could negatively impact the financial performance of certain customers and could impact customers’ future access to certain loan and guarantee programs. As a result, this could impact Fidelity’s business, financial condition and results of operations.
As a result of past difficulties of the federal government to reach agreement over federal debt and issues connected with the debt ceiling, certain rating agencies placed the United States government’s long-term sovereign debt rating on their equivalent of negative watch and announced the possibility of a rating downgrade. The rating agencies, due to constraints related to the rating of the United States, also placed government-sponsored enterprises in which Fidelity invests and receives lines of credit on negative watch and a downgrade of the United States government’s credit rating would trigger a similar downgrade in the credit rating of these government-sponsored enterprises. Furthermore, the credit rating of other entities, such as state and local governments, may also be downgraded should the United States government’s credit rating be downgraded. The impact that a credit rating downgrade may have on the national and local economy could have an adverse effect on Fidelity’s financial condition and results of operations.
The regulatory environment for the financial services industry may be significantly impacted by financial regulatory reform initiatives in the United States and elsewhere.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, which was signed into law on July 21, 2010, comprehensively reformed the regulation of financial institutions, products and services and significantly impacted the cost of doing business in the banking industry. Future financial industry reforms may similarly change Fidelity’s current business operations depending upon the specific regulatory reforms proposed. Such reforms, similar to Dodd-Frank, may have a significant effect on the entire banking industry. Although future reforms may affect a number of the areas in which Fidelity does business, it is not clear at this time the full extent of the adjustments that will be required and the extent to which it will be able to adjust its businesses in response to the requirements. Although it is difficult to predict the magnitude and extent of these effects at this stage, Fidelity believes compliance with any future financial reforms and implementing regulations and initiatives will negatively impact revenue and increase the cost of doing business, both in terms of transition expenses and on an ongoing basis, and it may also limit its ability to pursue certain business opportunities.
Risks related to the merger of MNB Corporation (MNB) into Fidelity
The combined company incurred and may continue to incur significant transaction and merger-related costs in connection with the merger.
Effective May 1, 2020, Fidelity completed its previously-announced acquisition of MNB. Fidelity incurred and may continue to incur costs associated with combining the operations of the two companies. Fidelity formulated and is executing on detailed integration plans to deliver planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Fidelity and MNB. Fidelity may continue to incur substantial expenses in pursuit of completing its plans. Although Fidelity expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, the net benefit may not be achieved in the near term, or at all.
Post-merger integration of MNB and Fidelity may distract Fidelity’s management team from its other responsibilities.
Post-merger integration of the two companies could cause the management of Fidelity to focus its time and energies on matters related to integration that otherwise would be directed to its business and operations. Any such distraction on the part of management, if significant, could affect management’s ability to service existing business and develop new business, adversely affect the combined company’s business and earnings, and the Landmark merger.
Post-merger integration and operations with MNB may fail to achieve expected results.
The success of the acquisition of MNB depends heavily on a smooth post-merger integration and operations of the combined bank. Benefits of the transaction to shareholders may not be realized if the post-merger integration and operations are not well executed or well received by each bank’s historical customers.
Fidelity may fail to realize the cost savings it expects to achieve from the merger with MNB.
The success of the merger depends, in part, on Fidelity’s ability to realize the estimated cost savings from combining the businesses of Fidelity and MNB. While Fidelity believes that the cost savings estimates are achievable, it is possible that the potential cost savings could be more difficult to achieve than Fidelity anticipates. Fidelity’s cost savings estimates also depend on its ability to combine the businesses of Fidelity and MNB in a manner that permits those cost savings to be realized. If Fidelity’s estimates are incorrect or it is unable to combine the two entities successfully, the anticipated cost savings may not be realized fully, or at all, or may take longer to realize than expected.
Combining Fidelity and MNB may be more difficult, costly, or time-consuming than expected.
Fidelity and MNB operated, until the completion of the merger, independently. Since the completion of the merger, the combination process could result in the loss of key employees, the disruption of Fidelity’s ongoing business, and inconsistencies in standards, controls, procedures and policies that adversely affect Fidelity’s ability to maintain relationships with clients and employees or achieve the anticipated benefits of the merger. As with any merger of financial institutions, there also may be disruptions that cause Fidelity to lose customers or cause customers to withdraw their deposits from Fidelity, or other unintended consequences that could have a material adverse effect on Fidelity’s results of operations or financial condition and the Landmark merger.
Risks related to the COVID-19 pandemic
The COVID-19 pandemic has adversely impacted Fidelity’s business and financial results, and the ultimate impact will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities in response to the pandemic.
The COVID-19 pandemic has negatively impacted the global, national and local economies, disrupted global and national supply chains, lowered equity market valuations, created significant volatility and disruption in financial markets, and increased unemployment levels. In addition, the pandemic resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities and may result in the same or similar restrictions in the future. As a result, the demand for Fidelity’s products and services have been and may continue to be significantly impacted, which could adversely affect our revenue and results of operations. Furthermore, the pandemic could continue to result in the recognition of credit losses in Fidelity’s loan portfolios and increases in Fidelity’s allowance for credit losses, particularly if businesses remain required to operate at diminished capacities or are required to close again, the impact on the global, national and local economies worsen, or more customers draw on their lines of credit or seek additional loans to help finance their businesses. Similarly, because of changing economic and market conditions affecting issuers, Fidelity may be required to recognize further impairments on the securities we hold as well as reductions in other comprehensive income. Fidelity’s business operations may also be disrupted if significant portions of its workforce are unable to work effectively, including because of illness, quarantines, government actions, or other restrictions in connection with the pandemic. The extent to which the COVID-19 pandemic impacts its business, results of operations, and financial condition, as well as its regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.
Fidelity continues to closely monitor the COVID-19 pandemic and related risks as they evolve. The magnitude, duration and likelihood of the current outbreak of COVID-19, further outbreaks of COVID-19, future actions taken by governmental authorities and/or other third parties in response to the COVID-19 pandemic, and its future direct and indirect effects on the global, national and local economy generally and Fidelity’s business and results of operation specifically are highly uncertain. The COVID-19 pandemic may cause prolonged global or national recessionary economic conditions or longer lasting effects on economic conditions than currently exist, which could have a material adverse effect on Fidelity’s business, results of operations and financial condition.
Due to Fidelity’s participation in the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), it is subject to additional risks of litigation from its clients or other parties regarding the processing of loans for the PPP and risks that the SBA may not fund some or all PPP loan guaranties.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted, which included a $349 billion loan program administered through the SBA referred to as the PPP. Under the PPP, small businesses and other entities and individuals could apply for loans from existing SBA lenders and other approved regulated lenders. The Company participated as a lender in the PPP. Because of the short timeframe between the passing of the CARES Act and the opening of the PPP, there was some ambiguity in the laws, rules and guidance regarding the operation of the PPP along with the continually evolving nature of the SBA the rules, interpretations and guidelines concerning this program, which exposes us to risks relating to noncompliance with the PPP. Since the launch of the PPP, several large banks have been subject to litigation regarding the process and procedures that such banks used in processing applications for the PPP. As such, Fidelity may be exposed to the risk of litigation, from both clients and non-clients that approached it regarding PPP loans, regarding its process and procedures used in processing applications for the PPP. If any such litigation is filed against Fidelity and is not resolved in a manner favorable to it, it may result in significant financial liability or adversely affect its reputation. In addition, litigation can be costly, regardless of outcome. Any financial liability, litigation costs or reputational damage caused by PPP related litigation could have a material adverse impact on Fidelity’s business, financial condition and results of operations.
Fidelity also has credit risk on PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, underwritten, certified by the borrower, funded, or serviced by it, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, certified by the borrower, funded, or serviced by Fidelity, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of any loss related to the deficiency from it.

A WARNING ABOUT FORWARD-LOOKING INFORMATION
This proxy statement/prospectus, including information incorporated by reference in this document, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations, and business of each of Fidelity, The Fidelity Deposit and Discount Bank, Landmark, and Landmark Community Bank. These include statements relating to revenues, cost savings, and anticipated benefits resulting from the merger. You can find many of these statements by looking for words such as “believes,” “intends,” “expects,” “anticipates,” “estimates,” “projects,” “should,” “may” or similar words or expressions.
These forward-looking statements involve substantial risks and uncertainties. There are many factors that may cause actual results to differ materially from those contemplated by these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:
•	the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction;
•	the ability to complete the merger as expected and within the expected timeframe;
•	disruptions to customer and employee relationships and business operations caused by the merger;
•	the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected;
•	the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all;
•
the effects of economic conditions particularly with regard to the negative impact of severe, wide-ranging and continuing disruptions caused by the spread of Coronavirus Disease 2019 (COVID-19) and responses thereto on current customers and the operations, specifically the effect of the economy on loan customers’ ability to repay loans;

•	changes in local and national economies, or market conditions;
•	changes in interest rates;
•	regulations and accounting principles;
•
changes in accounting policies or accounting standards, including the new authoritative accounting guidance (known as the current expected credit loss (CECL) model) which may increase the required level of our allowance for credit losses after adoption;

•	changes in policies or guidelines;
•	loan demand and asset quality, including real estate values and collateral values;
•	deposit flow; and
•	the impact of competition from traditional or new sources.
Additional factors can be found under “Risk Factors” beginning on page 22 of this proxy statement/prospectus and “Risk Factors” in Fidelity’s Annual Report on Form 10-K for the year ended December 31, 2020, and other reports filed by Fidelity with the SEC.
Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by these statements. Fidelity and Landmark caution Fidelity shareholders and Landmark shareholders not to place undue reliance on these statements. These statements speak only as of the date of this document or, if made in any document incorporated by reference, as of the date of that document.
All written or oral forward-looking statements attributable to Fidelity or Landmark or any person acting on their behalf made after the date of this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Fidelity nor Landmark undertakes any obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE LANDMARK SPECIAL MEETING OF SHAREHOLDERS
General
The Landmark special meeting will be held at 9:00 a.m., local time, on June 17, 2021. Due to the continuing impact of the COVID-19 pandemic, the special meeting will be held virtually. Information regarding how you can attend and participate in the special meeting is included in the proxy card included with this proxy statement/prospectus.
Record Date and Shares Outstanding and Entitled to Vote
The record date for the special meeting is May 3, 2021. On the record date, there were 2,382,695 shares issued and outstanding. Only shareholders of record at the close of business on the Landmark record date will be entitled to receive notice of and to vote at the special meeting.
Matters to be Considered at the Special Meeting
Holders of Landmark common stock will consider and vote upon:
•
Proposal 1—a proposal to approve and adopt the reorganization agreement which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference, and the transactions contemplated thereby; and

•
Proposal 2—a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve and adopt the reorganization agreement and the merger.

Quorum
The holders of a majority of the shares of Landmark common stock outstanding and entitled to vote as of the record date must be present at the Landmark special meeting, either virtually or by proxy, for a quorum to be present for purposes of voting on the reorganization agreement and the merger, the adjournment or postponement proposal, and any other matter to be considered at the special meeting.
Votes Required
Approve and Adopt the Reorganization Agreement. In accordance with Landmark’s articles of incorporation, the approval and adoption of the reorganization agreement and the merger requires the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares of Landmark common stock outstanding on the record date.
Discretionary Authority to Adjourn or Postpone the Special Meeting. The affirmative vote of a majority of Landmark shares represented, virtually or by proxy, at the special meeting is required to approve the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.
Each holder of shares of Landmark common stock outstanding on the record date will be entitled to one vote for each share held of record at the special meeting. Brokers who hold Landmark common stock as nominees on your behalf will not have authority to vote your shares unless you provide voting instructions in accordance with the directions provided by your broker. Failure to provide your broker with voting instructions will have the same effect as a vote against the reorganization agreement and the merger.
The directors and certain current and former executive officers of Landmark have agreed to vote all shares of Landmark common stock that they own on the record date in favor of the approval and adoption of the reorganization agreement and the merger. On the record date, these persons beneficially owned approximately 1,247,563 shares of Landmark common stock, or approximately 52.36% of the outstanding shares of Landmark common stock.
Voting
The Landmark board of directors is soliciting proxies to request that you allow your shares of Landmark common stock to be represented at the special meeting by the persons named on the enclosed Landmark proxy card. All shares of Landmark common stock represented at the special meeting by properly executed and dated proxy cards, or otherwise voted by telephone or internet, will be voted according to the instructions provided. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by Landmark’s board of directors.

The Landmark board of directors recommends that you vote:
•	FOR the proposal to approve and adopt the reorganization agreement and the merger; and
•	FOR the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.
If any matters incident to the conduct of the meeting and not described in this proxy statement/prospectus are properly presented at the special meeting, the persons named on the proxy card will use their judgment to determine how to vote your shares.
If you hold your shares in “street name,” it is critical that you instruct your bank or broker how to vote. If you hold your shares in street name and you do not instruct your bank or broker how to vote, your bank or broker will not be permitted to vote your shares on any matter related to the merger or on other non-discretionary matters, and may elect not to vote your shares on other matters. A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote for some of the proposals because the beneficial owners have not instructed the broker on how to vote on such proposals.
If you return a valid proxy or attend the special meeting virtually, Landmark will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting.
Abstentions are considered to be present and, as a result, will have the same effect as a vote against the reorganization agreement and the merger.
Revocation of Proxies
Any Landmark shareholder may revoke a proxy at any time before or at the special meeting in one or more of the following ways:
1.	Delivering a written notice of revocation bearing a later date than the proxy at any time prior to the vote at the special meeting to the Secretary of Landmark;
2.	Submitting a later-dated proxy prior to the vote at the special meeting; or
3.	Attending the special meeting and voting virtually after giving written notice to the Secretary of Landmark.
A Landmark shareholder should send any written notice of revocation or subsequent proxy to:
Landmark Bancorp, Inc.
Attention: Richard A. Rose, Jr., Secretary
2 South Main Street
Pittston, PA 18640
You also may hand deliver the notice of revocation or subsequent proxy to the Secretary before the taking of the vote at the special meeting. Attendance at the special meeting will not by itself constitute a revocation or proxy. If your shares are held in “street name,” you will need to follow the voting instructions from your broker or nominee in order to change your vote. If your shares are held in “street name,” you also will need a signed proxy from your broker or nominee in order to attend and vote at the special meeting.
Dissenters’ Rights
Under Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law of 1988, as amended, holders of Landmark common stock who properly file with Landmark a written notice of intention to dissent will have the right to obtain a cash payment for the statutorily determined “fair value” of their shares (excluding any element of value arising in anticipation of the merger) in the event that the merger is completed. In order to exercise those rights, Landmark shareholders must comply with the procedural requirements of Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law. The statutorily determined “fair value” cannot be predicted and could be more or less than the value of the merger consideration. Failure to take any of the steps required under Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law on a timely basis may result in the loss of dissenters’ rights. The provisions relating to dissenters’ rights under Pennsylvania Business Corporation Law are attached to this proxy statement/prospectus as Annex C to this proxy statement/prospectus. See “Proposal 1: The Merger— Dissenters’ Rights.” The Pennsylvania Business Corporation Law is referred to in this proxy statement/prospectus as the “PBCL.”

Solicitation of Proxies
Landmark will bear the cost of the solicitation of proxies from its shareholders, but Fidelity and Landmark will share the cost of printing and mailing this proxy statement/prospectus. In addition to solicitation by mail, the directors, officers, and employees of Landmark and its subsidiaries may solicit proxies from Landmark shareholders by telephone, electronically, or in person without compensation other than reimbursement for their actual expenses. Landmark also will arrange with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons. Landmark will reimburse those custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in connection with forwarding solicitation materials.

PROPOSAL 1:
THE MERGER
The following information describes the material terms and provisions of the merger. This description is not complete. Fidelity and Landmark qualify this discussion in its entirety by reference to the reorganization agreement which is incorporated by reference in this proxy statement/prospectus. A copy of the reorganization agreement is attached to this document as Annex A to provide information regarding the terms of the proposed merger. Except for its status as the contractual document between the parties with respect to the merger described in the reorganization agreement, it is not intended to provide factual information about the parties. The representations and warranties contained in the reorganization agreement were made only for purposes of the reorganization agreement and as of specific dates, were solely for the benefit of the parties to the reorganization agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, they should not be relied on by investors as statements of factual information. Fidelity and Landmark urge you to read the full text of the reorganization agreement carefully.
General
On February 26, 2021, Fidelity and Landmark jointly announced the execution of the reorganization agreement. Pursuant to the reorganization agreement, Landmark will merge with and into a subsidiary of Fidelity. After the merger, Landmark Community Bank will merge with and into The Fidelity Deposit and Discount Bank. The mergers are expected to be completed in the third quarter of 2021.
In the merger, Landmark shareholders will receive 0.272 shares of Fidelity common stock and $3.26 in cash for each share of Landmark common stock they hold on the effective time of the merger. Fidelity estimates that it will issue a total of approximately 650,813 shares of Fidelity common stock and approximately $7.8 million in cash in the merger.
Fidelity will not issue fractional shares of common stock to Landmark shareholders pursuant to the merger; consequently, Landmark shareholders will receive cash in lieu of any fractional shares they would have otherwise received according to the terms of the reorganization agreement.
The approval and adoption of the reorganization agreement and the merger requires the affirmative vote, virtually at the special meeting or by proxy, of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares entitled to vote at the Landmark special meeting.
Background of the Merger
The board of directors of Landmark regularly reviews and evaluates Landmark’s business, performance and prospects, as well as its strategic alternatives for enhancing long-term shareholder value through strategic partnerships or affiliations with other institutions. Since 2015, the board’s attention has been focused primarily on improving credit quality and reducing reliance on time and other high-cost deposits, in order to better position Landmark for prudent growth. From time to time, representatives of Landmark had informal conversations with representatives of other local financial institutions regarding the feasibility and attractiveness of a strategic combination; however, except as described below, no such conversations resulted in a formal offer or indication of interest.
In 2016, the board adopted a strategic plan, the stated goal of which was to grow Landmark from $284 million in assets as of December 31, 2015 to $500 million in assets within three to five years. In furtherance of this plan, Landmark opened its fifth branch office in 2016, engaged in a rebranding and marketing initiative, and introduced two new members to its board.
The following year brought additional changes to the Landmark board and management team, including the addition of two new members to the board and the transition to a new President and Chief Executive Officer following the retirement of the former President and Chief Executive Officer at the end of 2016. Also, in 2017, executive management and the board continued to develop a plan for reducing non-performing loans and increasing diversification of income streams.

Through diligent workout and collection efforts over several years, Landmark successfully decreased its nonaccruals from 3.9% of total loans in 2015 to 1.4% of total loans as of December 31, 2018. While delinquencies dropped to historical lows, several developments negatively impacted 2018 profitability. These included the sale of most of Landmark Community Bank’s credit card portfolio, an increase in the allowance for loan and lease losses to better represent potential losses inherent in the loan portfolio, additional employee expense related to increased staffing at all bank offices, and net charge-offs of $2.35 million. As a result, Landmark recognized a $451 thousand loss for the year. Despite these challenges to profitability, the organization continued to work to position itself for future growth and profitability, successfully completing a $6 million private placement of common stock at $15.44 per share, retiring $1.5 million in preferred stock and opening its sixth branch office location.
The balance sheet continued to contract in 2019, as Landmark sold its manufactured loan portfolio and the remainder of the credit card portfolio, reflecting Landmark’s continued commitment to exiting high risk/low reward relationships and business lines in favor of a disciplined underwriting approach based on cash flow, rather than its historical reliance on collateral value. While, year-over-year, total assets declined to $327 million from $336 million, asset quality continued to improve, as delinquencies fell to 0.4% of outstanding loans at December 31, 2019.
On or about May 11, 2019, while Landmark continued to reposition itself as a disciplined lender with strong asset quality and a dedication to relationship banking, Daniel J. Santaniello, President and CEO of Fidelity, met with Paul C. Woelkers, a member of Landmark’s board and its largest shareholder, and the parties discussed the potential benefits of a possible strategic combination between Fidelity and Landmark. Mr. Santaniello informed Mr. Woelkers that as part of Fidelity’s long-term strategic plan, Fidelity, like many banks, was looking to grow both organically and inorganically through prudent well-executed acquisitions that had the potential to deliver strategic and long-term value to Fidelity and its constituents, including its shareholders. Further, Mr. Santaniello stated to Mr. Woelkers that Fidelity was executing on this strategy. Later that day, Mr. Woelkers reported Fidelity’s interest to Richard A. Rose, Jr., a member of the Landmark board and Chair of the Strategic Planning Committee, or SPC.
On June 20, 2019, the SPC, comprised of eight of the twelve Landmark directors, held a meeting at which Mr. Woelkers updated the Committee with respect to the interest expressed by Fidelity. Discussion took place regarding the lack of liquidity in Landmark common stock as compared to other institutions, the challenges encountered in attempting to execute on the 2016 strategic plan, and the strides made in improving credit quality and diversifying income streams.
On July 16, 2019, the SPC authorized the Chairman of the board of directors of Landmark, Santo A. Insalaco, Sr., to execute, on behalf of Landmark, a confidentiality agreement with Fidelity to further explore a potential transaction, and Landmark and Fidelity executed a confidentiality agreement to enable the parties to proceed to discuss the possibility of a potential business combination and the material terms of a potential transaction. The agreement included an exclusivity, or stand-still, provision, which precluded Landmark from engaging in discussions or negotiations regarding a potential sale or merger of Landmark with any party other than Fidelity for a period of sixty days. Following the execution of the confidentiality agreement, Landmark made certain limited information available to Fidelity in order to enable Fidelity to analyze, consider and produce a non-binding indication of interest for Landmark’s consideration.
On August 14, 2019, Fidelity delivered to Landmark a confidential, non-binding indication of interest to acquire Landmark in a 90% stock/10% cash transaction at a price of $23.00 per share, or approximately $54 million. The non-binding indication of interest described a merger of Landmark with and into Fidelity, with Fidelity surviving, and the merger of Landmark Community Bank with and into The Fidelity Discount and Deposit Bank, with The Fidelity Discount and Deposit Bank surviving and Fidelity’s management team remaining. Additionally, two Landmark board members would be offered to join the Fidelity board.
On August 15, 2019, the SPC met to discuss the terms of the non-binding initial indication of interest. At the request of the SPC, a representative of PNC FIG Advisory, a part of PNC Capital Markets, LLC (“PNC”) was present at this meeting. Discussion took place regarding the attractiveness of Fidelity’s stock in terms of historical performance, dividend payout and liquidity, and the significant premium to Landmark’s book value represented by the proposed price. Following discussion, the SPC directed PNC, acting as Landmark’s financial advisor, to request that Fidelity increase the proposed price from $23.00 per Landmark share to $25.00 per share.

On August 21, 2019, Mr. Rose contacted a representative of the law firm of Pillar+Aught, and expressed Landmark board’s desire to engage legal counsel experienced in bank mergers and acquisitions to advise the board in its consideration of a proposed business combination with Fidelity. On August 22, 2019, Landmark engaged Pillar+Aught to advise it in its evaluation of a potential combination with Fidelity.
On August 30, 2019, representatives of PNC contacted Fidelity’s investment banker and communicated the SPC’s request that Fidelity increase the amount of the proposed price. Fidelity’s investment banker informed PNC that $23.00 per share likely represented Fidelity’s highest and best offer, and was subject to the results of Fidelity’s due diligence investigation of Landmark. Following this communication, periodic discussions between representatives of Fidelity and members of the SPC were held, and Landmark continued to make certain limited information available to Fidelity in order to enable Fidelity to provide a revised indication of interest.
On October 24, 2019, Fidelity delivered a revised non-binding indication of interest. The material terms were consistent with those set forth in the August 14, 2019 indication, except that Fidelity reduced its offer from $23.00 per share to $22.00 per share, and increased the cash portion of the consideration from 10% to 15%. A representative of PNC, at the direction of the SPC, then contacted Fidelity’s investment banker to discuss the reduction in the proposed price.
On October 30, 2019, Fidelity delivered a new letter clarifying that it was willing to consider an offer of $23.00 per share, subject to the results of its due diligence investigation, and requested a 90-day exclusivity period from Landmark during which it intended to complete due diligence and negotiate a definitive reorganization agreement. Following its review of this letter, the SPC directed PNC to respond to Fidelity with a proposed 45-day exclusivity period, in order to enable Landmark to explore other strategic alternatives if negotiations stalled. On November 7, 2019, Fidelity and Landmark executed a letter agreement pursuant to which the parties agreed to a 45-day exclusivity period for Fidelity with respect to Landmark seeking other potential parties.
Following the execution of this letter, Landmark began populating a virtual data room with information responsive to Fidelity’s due diligence requests.
On December 10, 2019, Fidelity announced, consistent with its strategic plan and acquisition strategy, that it had entered into a definitive reorganization agreement to acquire MNB Corporation and its wholly-owned subsidiary, Merchants Bank of Bangor. In light of this development, negotiations regarding a potential combination between Fidelity and Landmark ceased, although the parties expressed an interest to resume negotiations later if conditions proved favorable in the future.
In January of 2020, representatives of PNC, at the direction of the SPC, contacted four other institutions to inquire regarding their interest in a potential transaction with Landmark. These institutions had offices in or contiguous to Landmark’s market, and ranged in size from approximately $1.5 billion in assets to more than $10 billion in assets. Each of these institutions expressed little or no interest in pursuing a transaction with Landmark, citing concerns regarding Landmark’s profitability, funding costs, balance sheet composition, geographic market and size.
During the time between the announcement of the acquisition of MNB Corporation and early February 2020, Messrs. Santaniello and Woelkers would periodically discuss the possibility of recommencing merger negotiations in the future if circumstances permitted at that time.
On February 6, 2020, Fidelity, through its investment banker, delivered a revised indication of interest to PNC expressing interest regarding a potential acquisition of Landmark. The material terms of the revised non-binding indication of interest were the same as those expressed in the October 24, 2019 letter, as clarified on October 30, 2019.
Around this same time, in late January and early February 2020, news outlets began reporting on the spread of a novel coronavirus, referred to as COVID-19.
During the first and second quarters of 2020, increasing uncertainty surrounding the COVID-19 pandemic resulted in market interest rates declining significantly, with the 10-year Treasury bond falling for the first time below 1.00% on March 3, 2020. Also on March 3, 2020, the Federal Reserve cut the Fed Funds rate by 50 basis points between regularly scheduled meetings to a target range of 1.00% to 1.25%. The practical effect of these developments was a decline in mortgage interests to historically low levels.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. On March 13, 2020, a national emergency was declared by President Trump. On March 15, 2020, the Federal Reserve responded by again reducing the Fed Funds rate, this time to 0% from 0.25%. On March 19, 2020, Pennsylvania Governor Wolf ordered the closure of all “non-life-sustaining businesses” in the Commonwealth of Pennsylvania, and then on March 30, 2020, Governor Wolf issued a “stay-at-home” order affecting all of the counties in which Landmark operates. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted, which established the Small Business Administration Payroll Protection Program (“PPP”), intended to provide economic relief to small businesses affected by the COVID-19 pandemic by providing them with funds to cover up to 24 weeks of payroll costs and other expenses through federally-guaranteed loans, and permitting forgiveness of the loans upon the satisfaction of certain criteria.
In addition to the uncertainty and margin pressure created by the COVID-19 pandemic and governmental responses to the pandemic, between February 6, 2020, the date of the delivery of the revised non-binding indication of interest, and April 30, 2020, the equities markets experienced high volatility and downward pressure. During this time period, Fidelity’s stock price had declined from $55.52 on February 6th to $37.65 on April 30th, or more than 30%, negatively impacting the ability of Fidelity to pay the consideration proposed in its non-binding indication of interest. In light of these market conditions and the uncertainty surrounding the COVID-19 pandemic, the parties agreed to terminate negotiations, although Mr. Santaniello expressed a desire to resume negotiations once Fidelity’s stock price recovered.
On May 1, 2020, Fidelity announced that it had completed its acquisition of MNB Corporation. Shortly thereafter, Mr. Santaniello and Mr. Woelkers discussed their mutual interest in reopening strategic discussions potentially after Fidelity had successfully completed its integration of MNB Corporation and once Fidelity’s stock price had sufficiently recovered.
On July 16, 2020, at a regular meeting of the Landmark board, discussion was held regarding the need to increase efficiencies. Options discussed included the closing of one or more branch offices.
On July 20, 2020, Fidelity completed its integration of MNB Corporation.
On September 15, 2020, Messrs. Insalaco, Woelkers and Hackett from the Landmark board met with Brian J. Cali, Chairman of the Fidelity board and Mr. Santaniello to advance discussions of a potential transaction.
On September 18, 2020, the Landmark board informed Thomas V. Amico, Landmark’s President and CEO, that his employment agreement would not be renewed.
On October 18, 2020, Messrs. Woelkers and Hackett met with Messrs. Cali and Santaniello to further the discussions of a potential transaction.
By mid-November 2020, Fidelity had successfully completed the integration of MNB Corporation and Fidelity’s stock price had recovered to near $60.00 per share. Further, on November 9, 2020, Fidelity requested updated financial information from Landmark in order to analyze the prospective opportunity with Landmark and reopen discussions with Landmark by providing an updated non-binding indication of interest.
On November 17, 2020, after analyzing the updated Landmark information, Fidelity delivered a new non-binding indication of interest to Landmark. This new indication proposed an acquisition of Landmark at a fixed exchange ratio of 0.272 shares of Fidelity common stock and $3.61 cash for each outstanding share of Landmark common stock. Based upon a five-day average closing price of Fidelity common stock ending on November 16, 2020 of $59.06, the consideration offered represented a price of $19.67 per share, valuing Landmark at $46.4 million, or 131% of Landmark’s book value per share as of September 30, 2020. Additionally, Fidelity would be prepared to offer one Landmark director, Mr. Woelkers, to serve on the Fidelity board, and would invite Landmark’s Chairman, Mr. Insalaco, to serve as a director emeritus of Fidelity. Fidelity was also prepared to offer any remaining Landmark directors to serve on Fidelity’s Luzerne County market advisory board. Fidelity requested a response to its proposal by December 2, 2020.
On November 23, 2020, at a special meeting of the Landmark board, at which representatives of PNC and Pillar+Aught were in attendance, Mr. Rose updated the full board with respect to the conversations and meetings held with representatives of Fidelity since August 2019 and the fact that Fidelity delivered a new indication of interest. General discussion was held regarding the unfavorable change in the terms expressed in the

November 2020 non-binding indication of interest versus those originally expressed in the August 2019 indication, particularly the reduction in price from $23.00 per share to $19.67 per share and reduction in board seats from two to one. The board determined to hold a subsequent meeting on November 27, 2020 to enable members of the SPC to go back to Fidelity to seek an explanation for the change in the terms from those expressed in the prior indications.
At the direction of the Landmark board, in early October 2020 Landmark engaged a firm to conduct a feasibility study in order to identify whether and how the board’s desired cost-savings could be achieved. In early November 2020, the board reviewed a report on the results of the study, which indicated that the desired level of cost-savings would be difficult to achieve through the board’s branch consolidation approach.
On November 24, 2020, representatives of the SPC met with representatives of Fidelity to discuss the November 2020 non-binding indication of interest and the change in terms. Fidelity communicated its belief that the initial proposal of $23.00 per share was at the extreme upper limit of what Fidelity would be willing to offer for Landmark (based on information available at the time), and that $19.67 after current analysis represented in Fidelity’s view a fair approximation of the final price likely to be offered following the completion of Fidelity’s due diligence investigation of Landmark. However, such a proposal would be predicated on due diligence results. Members of the SPC noted the strong credit quality and reserve position of Landmark, diversified income streams, and strides made in improving credit quality. Despite these efforts, Fidelity expressed an unwillingness to increase the consideration currently proposed in the merger, although Fidelity did express that they were open to considering Landmark reinstating its previously suspended quarterly cash dividend so long as it was supported by Landmark’s underlying financial fundamentals and in compliance with laws and regulations.
At the November 27, 2020 meeting of the Landmark board, at which representatives of PNC and Pillar+Aught were again present, Messrs. Hackett and Woelkers reported on the substance of their meeting with Messrs. Santaniello and Brian J. Cali, Chairman of the Fidelity board. Representatives of PNC reviewed with the Landmark board the terms of the non-binding indication of interest, as well as the pricing of selected bank mergers publicly announced since April 1, 2020, a pro forma dividend analysis and the results of prior conversations with other potential acquirors in January of 2020. As a result of post-COVID-19 market conditions, of the four institutions originally contacted in January of 2020, two appeared to have the ability to pursue an acquisition of Landmark based on publicly available information. Of those two, one had declined to express interest in January of 2020 and the other had then indicated that it would only be interested in an all-cash deal with no premium to tangible book value. Discussion took place at length regarding Landmark’s lack of earnings growth necessary to command a higher premium to book value, and the uncertainty of such earnings growth as a result of current COVID-19 market conditions. Following lengthy discussion, the board unanimously approved accepting the November 17th non-binding indication of interest and proceeding to due diligence, although the board directed PNC to first request Fidelity to revise its non-binding indication to reflect two board seats and permit Landmark to pay a special cash dividend prior to closing the merger.
On November 30, 2020, Fidelity delivered an addendum to its November 17, 2020 non-binding indication of interest advising Landmark that it was willing to consider, within the context of negotiating a definitive agreement, the reinstatement of a cash dividend by Landmark. Landmark accepted the non-binding indication of interest as amended.
Between November 30, 2020 and February 25, 2021, Fidelity resumed its due diligence investigation of Landmark, which included extensive document and credit reviews, interviews with Landmark representatives, and comprehensive loan review by a third-party consulting firm. Fidelity’s due diligence also included, but was not limited to, legal, financial and management due diligence of Landmark and its operations.
On December 17, 2020, at a regularly scheduled meeting of the Landmark board, the board reinstated its previously suspended quarterly cash dividend.
On January 8, 2021, Pillar+Aught delivered to the Landmark board a memorandum describing the fiduciary duty of a Pennsylvania director in a sale context. Also, on January 8, 2021, the SPC held a meeting at which representatives of Pillar+Aught and PNC were present. Discussion was held regarding the nature, conduct and importance of conducting comprehensive reverse due diligence on Fidelity. Discussion was also held regarding the ability of Landmark’s executive management team to lead the reverse diligence efforts in a comprehensive and timely manner, particularly in light of the extensive due diligence requests of Fidelity and its advisors being directed to the members of the management team, and Mr. Amico’s employment ending in April 2021. In light of the tight timeframe for conducting diligence, and concerns raised by members of executive management of Landmark regarding the availability and expertise of the management team, the SPC unanimously approved the engagement by Landmark of Artisan Advisors LLC, a firm experienced in conducting due diligence investigations of a financial institution in a merger context. The SPC also authorized and directed Pillar+Aught, together with Artisan Advisors, to commence formal due diligence on Fidelity and to begin negotiating a definitive agreement.
On January 8, 2021, Landmark engaged Artisan Advisors to conduct a comprehensive due diligence review of Fidelity.
On January 15, 2021, Landmark and Fidelity executed a mutual confidentiality agreement in order to enable Landmark to begin to receive information necessary to conduct its due diligence investigation of Fidelity. Later that day, Fidelity’s counsel, Bybel Rutledge, delivered a draft of the definitive reorganization agreement to Landmark’s counsel.
During the period from January 15, 2021 through February 24, 2021, Landmark, through its representatives, conducted its due diligence review of Fidelity, which consisted of extensive document and credit review, as well as management interviews. Also, during this period, Landmark and Fidelity, with the assistance of their respective legal counsel and financial advisors negotiated the terms of the definitive reorganization agreement and ancillary agreements.
On multiple occasions during this time period, representatives of Landmark requested that Fidelity increase the consideration proposed in the transaction, as well as the ability to pay a special cash dividend prior to closing. Fidelity declined each of those requests, citing its position that the November 17th indication represented its highest and best offer and, with respect to the special cash dividend, uncertainty surrounding the future impact of the COVID-19 pandemic on Landmark’s financial position.
On February 15, 2021, at a meeting of the Landmark SPC, representatives of PNC and Pillar+Aught presented an update on the status of the negotiations with Fidelity, market conditions and possible timing for announcing a transaction.
On February 16, 2021 Fidelity held a Board of Directors meeting. The Board of Directors reviewed the chronology of events and status of negotiations. Management made a due diligence report with findings and conclusions. The Board of Directors with Fidelity’s financial advisors reviewed the financial aspects of the transaction. The Board of Directors with counsel reviewed the agreements and their terms. Counsel presented on the fiduciary duties of the directors, including review of a previously distributed memorandum in connection therewith. The Board of Directors discussed the reasons for the merger. The Board had a discussion and asked questions and received answers from management, Fidelity’s financial advisors and legal counsel. Prior to the conclusion of the meeting, the Board authorized management to continue due diligence and negotiation of terms of the transaction with Landmark.
On February 18, 2021, after conducting and subsequently considering additional information from due diligence, Fidelity, through its investment bankers, communicated to Landmark, through representatives of PNC, that Fidelity believed that circumstances warranted a decrease in the cash consideration that Fidelity was willing to pay from $3.61 per share of Landmark common stock to $3.26 per share. Fidelity proposed no change in the exchange ratio of 0.272 of the stock portion of the merger consideration. This position was reiterated and reinforced on February 20, 2021 by Fidelity’s investment bankers to representatives of PNC.
Between February 18, 2021 and February 23, 2021, members of the Landmark SPC, representatives of PNC and Pillar+Aught communicated daily to discuss the reasons stated by Fidelity as forming the basis for the reduction in the cash consideration offered, which reasons were primarily attributable to projected deal expenses being higher than originally anticipated and ongoing post-merger costs being potentially higher than originally projected.
On February 22, 2021, Landmark and Mr. Amico entered into a severance agreement, pursuant to which Mr. Amico resigned as an officer and director of Landmark and Landmark Community Bank in exchange for the payments described under “Interests of Directors and Executive Officers in the Merger – Former Executive Officer Severance Payment” on page 80.

On February 23, 2021, at the direction of the Landmark SPC, representatives of PNC communicated to Fidelity’s investment bankers Landmark’s belief that a decrease in the cash consideration was unwarranted. Fidelity, through its investment bankers, responded by reiterating and reinforcing Fidelity’s previously stated position that a decrease in the cash consideration was warranted, and that the merger consideration offered to Landmark shareholders would be comprised of 0.272 shares of Fidelity common stock and $3.26 cash for each share of Landmark common stock.
In the early evening on February 23, 2021, the Landmark SPC held a conference call, with representatives of PNC and Pillar+Aught present, to discuss the proposed decrease in the cash consideration from $3.61 per share to $3.26 per share and Fidelity’s rationale for such decrease. Discussion was held, after which the SPC determined that the consideration offered was still favorable to Landmark and its shareholders, and directed PNC to communicate to Fidelity that the Landmark SPC accepted the change and that it would be presented to the full Landmark board for consideration and approval in the context of the entire transaction.
On the evening of February 23, 2021, representatives of PNC, communicated on behalf of Landmark, to Fidelity that the Landmark SPC accepted the change of the cash consideration proposal of Fidelity and that the change would be presented to the full Landmark board for consideration and approval in the context of the entire transaction.
On February 25, 2021, Landmark’s board of directors met to consider the proposed reorganization agreement and certain ancillary documents. Representatives from Artisan Advisors, PNC and Pillar+Aught participated in the meeting. Representatives of Pillar+Aught again reminded the Landmark board of the fiduciary duties owed by the directors of a corporation and bank under Pennsylvania law, including in the context of considering the strategic alternatives available to the institution. Representatives of Artisan Advisors and Pillar+Aught reported to the Landmark board with respect to the results of their due diligence investigation of Fidelity. Discussion was held and the directors’ questions regarding due diligence were satisfactorily addressed. A draft and detailed summary of the reorganization agreement negotiated to date, as well as certain ancillary documents, including Artisan Advisors’s report on its due diligence investigation of Fidelity and a draft of Pillar+Aught’s and PNC’s presentation materials to be reviewed at the meeting, had been made available to board members in advance of the meeting. Representatives of Pillar+Aught then made a presentation describing the material terms of the transaction, including the definitive agreement and the voting agreements required by Fidelity to be executed by the directors and certain officers of Landmark. Following discussion by the board, representatives of PNC made a presentation in which they reviewed the transaction terms, pricing metrics, and the financial analyses PNC performed in connection with its opinion. At this February 25th meeting, PNC delivered to Landmark’s board of directors its oral opinion (which was confirmed by a written opinion, dated February 25, 2021) to the effect that, as of that date, the merger consideration to be received by holders of Landmark common stock was fair to the holders of Landmark common stock, from a financial point of view. The Landmark board also engaged in discussion regarding the future financial prospects of Landmark as a stand-alone institution, and the attractiveness of the premium being offered by Fidelity relative to the premium that it believed could reasonably be expected to be offered by any other likely potential acquiror of Landmark.
Following these presentations and discussions and review and discussion among the members of Landmark’s board of directors, including consideration of the impact of the transaction on Landmark’s shareholders, employees, customers and community and the other factors described under “—Landmark’s Reasons for the Merger,” Landmark’s board of directors determined that the reorganization agreement and the transactions contemplated by the reorganization agreement, including the merger of Landmark with and into Fidelity, were advisable and in the best interests of Landmark and its shareholders, and the directors unanimously voted to adopt the reorganization agreement and the transactions contemplated thereby, and recommended that Landmark’s shareholders approve and adopt the reorganization agreement.
Later that day, on February 25, 2021, Fidelity’s board of directors met to review and consider the proposed transaction with Landmark. Fidelity’s board of directors reviewed the proposed reorganization agreement and exhibits and the terms thereof. The board of directors reviewed and discussed a presentation by Fidelity’s investment bankers regarding the proposed financial terms of the transaction and the fairness of the merger consideration to be paid by Fidelity from a financial point of view to Fidelity. The board of directors reviewed and discussed the due diligence report and findings of Fidelity’s management. Fidelity’s board reviewed with special counsel, Bybel Rutledge, its fiduciary duties in the context of mergers and acquisitions. The board of directors reviewed and discussed the reasons for the transaction. The board received a written opinion from its investment bankers that the proposed merger consideration was fair to Fidelity from a financial point of view. After completing its review, Fidelity’s board of directors approved, adopted and authorized the reorganization agreement (and exhibits and schedules thereto) in connection with the transaction and the transaction contemplated thereby.
Following their respective boards of directors meetings, Fidelity and Landmark executed the reorganization agreement and the schedules, exhibits and annexes thereto. The merger was announced prior to the opening of trading on February 26, 2021.
Certain Non-Public, Unaudited, Forward-Looking Information Exchanged by Fidelity and Landmark
In the course of their merger discussions, Fidelity and Landmark each provided copies of certain internal financial projections for future periods prepared by senior management to the other and to the financial advisors for Landmark and Fidelity for them to use in preparing the analyses performed in connection with their respective opinions.
Fidelity and Landmark do not, as a matter of course, publicly disclose forecasts or projections of their expected future financial performance, earnings or other results because of, among other things, the inherent uncertainty of the underlying assumptions. However, the companies are including in this proxy statement/prospectus certain unaudited prospective financial information that was prepared based on internal estimates and projections (the “Projections”). The Projections were provided to PNC and used by PNC in connection with the financial analyses performed in connection with PNC’s opinion to the Landmark board of directors as described below under the heading “— Opinion of Landmark’s Financial Advisor.”
The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles. Neither company’s independent registered public accounting firm, nor any other independent accountants, compiled, examined, audited, or performed any procedures with respect to such prospective financial information, and has not expressed any opinion or any other form of assurance on this information or its achievability.
The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of each respective company’s management. Given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, market, competitive and regulatory conditions, all of which are difficult to predict and many of which are beyond each respective company’s control.
The Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the applicable company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. In addition, the Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Projections were prepared. Accordingly, actual results may differ, and may differ materially, from those contained in the Projections. There can be no assurance that the financial results in the Projections will be realized, or that future actual financial results will not materially vary from those in the Projections.
The inclusion of a summary of the Projections should not be regarded as an indication that Fidelity or Landmark or any of their respective affiliates, officers, directors, advisors or other representatives consider the Projections to be necessarily predictive of actual future events, and the Projections should not be relied upon as such. None of Fidelity or Landmark or any of their respective affiliates, officers, directors, advisors or other representatives gives any shareholder of Landmark or any other person any assurance that actual results will not differ materially from the Projections, and, except as otherwise required by law, Fidelity, Landmark and their respective affiliates undertake no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the dates on which the Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Projections, Landmark shareholders are cautioned not to place undue, or any, reliance on such Projections.
The following assumptions were provided to PNC and used in the analyses performed in connection with PNC’s opinion to the Landmark board of directors: (1) with respect to Landmark, an annual total asset growth rate of 8%, an annual common dividend per share rate of $0.32 and an annual return on average assets (ROAA) of 0.80%; and (2) with respect to Fidelity, a long-term growth rate of 4.5%, an estimated loan mark of $7,366,000, a core deposit intangible (CDI) estimate of 0.16% of core deposits (amortized over 10 years), a 1% cost of cash rate and an estimated tax rate of 21%.
In conducting the discounted cash flow analysis, PNC used the following estimated stand-alone net income projections for Landmark and Fidelity.
Stand-alone Net Income Projections:
	For the year ending December 31,
	2021	2022	2023	2024	2025	2026	2027
Landmark ($000s)	2,943	3,178	3,433	3,707	4,004	4,324	4,670
Fidelity ($000s)	17,081	18,091	18,905	19,756	20,645	21,574	22,545
This information was not prepared with a view toward public disclosure, and actual results may differ materially from these projected amounts. The Projections have been included solely to give Landmark shareholders access to certain prospective financial information that was used by PNC, and is not included in this proxy statement/prospectus to influence any decision of Landmark shareholders as to whether to vote to approve and adopt the reorganization agreement or for any other purpose. The Projections should not be treated as guidance with respect to projected results for 2021 or any other period.
The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Fidelity’s and Landmark’s management. PNC has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PNC does not express an opinion or any other form of assurance with respect thereto.
Landmark’s Reasons for the Merger
In the course of its evaluation of the merger and the reorganization agreement, the Landmark board of directors held numerous meetings and consulted with members of Landmark’s senior management, as well as Landmark’s legal counsel, financial advisor and Artisan Advisors, its third-party diligence professional. In reaching its decision to approve the merger and the reorganization agreement and recommend the adoption of the reorganization agreement by its shareholders, the Landmark board considered a number of factors, including, among others, the following material factors, which are not presented in order of priority:
•
the Landmark board’s and management’s knowledge of Landmark’s business, operations, properties, assets, financial condition, operating results, historical market prices and prospects, and its and their understanding of Fidelity’s business, operations, properties, assets, financial condition, operating results, historical market prices and prospects, including the information obtained through due diligence;

•
Landmark’s business and financial prospects if it were to remain an independent banking institution, including local economic conditions, the historically low interest rate environment, the expense and uncertainties associated with growing the bank organically, the expense required to attract and retain the necessary personnel to grow the bank organically, the increasing operating costs resulting from the addition of two new branch offices, changes in technology, regulatory initiatives and compliance mandates, and the competitive environment for financial institutions generally, all of which would likely impede Landmark’s ability to develop the scale necessary to achieve the premium to Landmark’s trading price implied by the merger consideration;

•	the understanding of Landmark’s board of directors of the strategic options potentially available to Landmark and the board of directors’ assessment of those options taking into account a number of factors, including the obstacles confronting a relatively smaller community financial institution to grow organically in Landmark’s markets, in which several regional and super-regional financial institutions maintain branches, and the decreasing number of smaller acquisition candidates available on acceptable terms to achieve desired size and scale;
•
the uncertainty created by the COVID-19 pandemic and governmental and societal responses to the pandemic, including the impact of a prolonged low interest rate environment and governmental programs, such as the Paycheck Protection Program, on the anticipated availability of high quality, reasonably priced commercial loans in Landmark’s markets;

•
the intense competition for deposits within Landmark’s markets, particularly from larger financial institutions, requiring Landmark to pay above-market rates in order to attract the deposits necessary to grow organically;

•
the fact that a significant portion of the merger consideration consists of registered shares of Fidelity common stock and the Landmark board’s understanding of the upside potential in the value of Fidelity common stock;

•
the fact that the exchange ratio is fixed, so that if the market price of Fidelity common stock is higher at the time of closing of the merger, the economic value of the merger consideration to be received by Landmark shareholders in exchange for their Landmark shares will also be higher;

•	the attractiveness of the premium being offered by Fidelity relative to the premium that could reasonably be expected from any other likely potential acquiror of Landmark;
•
the February 25, 2021 financial presentation of PNC to the Landmark board of directors and the written opinion of PNC, dated February 25, 2021, to the Landmark board of directors regarding the fairness, from a financial point of view and as of the date of the opinion, to the holders of Landmark common stock of the merger consideration, as more fully described under “The Merger - Opinion of Landmark’s Financial Advisor”;

•
the efforts made to negotiate a reorganization agreement favorable to Landmark and its shareholders and the terms and conditions of the reorganization agreement, including the termination fees and circumstances under which such fees are payable by Landmark;

•
the ability of Landmark under the terms of the reorganization agreement to negotiate with third parties concerning certain unsolicited competing acquisition proposals if Landmark were to receive such a proposal prior to the adoption of the reorganization agreement by Landmark shareholders, and of the Landmark board of directors to change its recommendation that Landmark’s shareholders adopt the reorganization agreement under certain circumstances, subject to payment to Fidelity of a termination fee of $1,750,000;

•
the right of Landmark to terminate the reorganization agreement if, subject to Fidelity’s ability to make a compensating adjustment to the merger consideration, the arithmetic average trading price of Fidelity common stock for the ten trading days prior to the seventh calendar day immediately preceding the closing date is less than $44.02 per share and Fidelity common stock underperforms the KBW NASDAQ Bank Index by more than 20%;

•	the stock/cash consideration mix payable to Landmark shareholders in the transaction;
•
the fact that the merger is expected to be tax-free to Landmark shareholders to the extent that they receive Fidelity common stock in exchange for their shares of Landmark common stock based upon the expected tax treatment of the merger as a “reorganization” for U.S. federal income tax purposes, as more fully described under “Material Federal Income Tax Consequences of the Merger”;

•
the increased liquidity for Landmark shareholders who receive Fidelity common stock in the transaction, particularly in light of the fact that many of Landmark’s largest shareholders have held their Landmark common stock for over a decade with little opportunity to exit their investment on favorable terms;

•	the cash dividend rate on Fidelity common stock and the ability for Landmark shareholders to participate in cash dividends declared in the future;

•	the strong reputation of Fidelity within the markets currently served by Landmark;
•	the results of the due diligence investigation on Fidelity performed by or on behalf of Landmark received by the Landmark board on February 25, 2021;
•
the corporate governance provisions of the reorganization agreement, which include the addition of one Landmark director to the Fidelity board, the appointment of Landmark’s Chairman as a director emeritus of the Fidelity board, and the appointment of the remaining Landmark directors to Fidelity’s Luzerne County Advisory Board, ensuring that legacy Landmark shareholders, customers and employees will have adequate representation with respect to the future conduct of the combined organization;

•
the immediate challenges to growing the commercial loan portfolio attributable to the relatively low legal lending limit of Landmark, coupled with the opportunity to expand relationships with Landmark’s existing customer base through the increased lending capacity and variety of product offerings afforded by the combined institution;

•
the anticipated impact on employees of Landmark, including the fact that a merger with Fidelity will result in greater opportunities for advancement, and better benefits being offered, for continuing employees;

•
the fact that the employment agreement of Landmark’s President and Chief Executive Officer was due to expire in April 2021 and the Landmark board’s understanding of the challenges confronted by smaller financial institutions in attracting and retaining new executive talent at a cost and on terms that the Landmark board would find acceptable;

•
the Landmark board’s understanding of the challenges associated with growing organically following the adoption and ultimate lack of success in growing the organization as outlined in its 2016 strategic plan, and the Landmark’s board’s understanding of the execution risk associated with remaining independent and attempting to grow through such a strategy;

•	the Fidelity management team’s previous acquisition experience, leading the Landmark board to believe integration risk associated with this merger is manageable; and
•
the discussions between Landmark’s financial advisors and other potential strategic partners prior to the COVID-19 pandemic and those parties’ lack of interest in pursuing a transaction with Landmark at a price that Landmark’s board would find acceptable.

The Landmark board of directors also weighed the factors described above against certain factors and potential risks associated with entering into the reorganization agreement, including, among others, the following:
•
the fact that the exchange ratio is fixed, which means that Landmark shareholders could be adversely affected by a decrease in the trading price of Fidelity common stock following the signing of the reorganization agreement;

•	the trading price of Fidelity common stock relative to its earnings per share as compared to those of Fidelity’s peers, suggesting that Fidelity’s common stock may be overvalued;
•
the possibility of costs and delays resulting from seeking the regulatory approvals necessary to complete the transactions contemplated by the reorganization agreement, the possibility that the merger may not be completed if such approvals are not obtained, and the potential negative impacts on Landmark, its business and the price of Landmark common stock if such approvals are not obtained;

•
the fact that the integration of Landmark and Fidelity may be complex and time consuming and may require substantial resources and effort, and the risk that if the combined bank is not successfully integrated, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected;

•
the possibility that the anticipated strategic and other benefits to Landmark and the combined bank following the completion of the merger will not be realized or will take longer to realize than expected;

•
the potential for diversion of management and employee attention and for increased employee attrition during the period prior to the completion of the merger, and the potential effect of the merger on Landmark’s customers and business relationships;

•
the restrictions on the conduct of Landmark’s business prior to the completion of the merger, requiring Landmark to conduct its business only in the ordinary course, subject to specific limitations, which could delay or prevent Landmark from undertaking business opportunities that may arise pending completion of the merger and could negatively impact Landmark’s customers and business relationships;

•
the fact that the reorganization agreement contains certain restrictions on the ability of Landmark to solicit proposals for alternative transactions or engage in discussions regarding such proposals, including the requirement for Landmark to pay Fidelity a termination fee of $1,750,000 in certain circumstances;

•	the transaction costs to be incurred by Landmark in connection with the merger;
•
the fact that Landmark will lose the autonomy associated with being an independent financial institution, and the various other applicable risks associated with Landmark, Fidelity and the merger, including the risks described in “Information Regarding Forward-Looking Statements” and “Risk Factors” beginning on page 37 and 22, respectively.

In considering the recommendation of the Landmark board of directors with respect to the proposal to adopt the reorganization agreement, you should be aware that certain of Landmark’s directors and executive officers may have interests in the merger that are different from yours. The Landmark board was aware of and considered these interests, among other matters, in evaluating the reorganization agreement and the transactions contemplated by the reorganization agreement and in recommending that the reorganization agreement be adopted by the Landmark shareholders. Please see “The Merger - Interests of Landmark’s Directors and Executive Officers in the Merger” beginning on page 78.
The foregoing discussion of the information and factors considered by the Landmark board of directors in reaching its conclusions and recommendations is not intended to be exhaustive, but includes the material factors considered by the Landmark board. In view of the wide variety of factors considered in connection with its evaluation of the reorganization agreement and the transactions contemplated by the reorganization agreement, and the complexity of these matters, the Landmark board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. Moreover, in considering the factors described above and any other factors, individual members of the Landmark board may have viewed factors differently or given different weight, merit or consideration to different factors. The Landmark board considered all of the foregoing factors as a whole and based its recommendation on the totality of the information presented.
Recommendation of the Landmark Board of Directors
At a meeting held on February 25, 2021, the Landmark board of directors unanimously (i) determined that the reorganization agreement and the merger are advisable and in the best interests of Landmark and its shareholders, (ii) approved the reorganization agreement and recommended that the Landmark shareholders approve and adopt the reorganization agreement, and (iii) directed that the reorganization agreement be submitted for consideration by the Landmark shareholders at the Landmark special meeting. Landmark’s board of directors unanimously recommends that you vote “FOR” the reorganization agreement and the merger; and “FOR” the proposal, if necessary, to adjourn or postpone the special meeting to permit the further solicitation of proxies in the event there are not sufficient votes at the special meeting to approve the reorganization agreement and the merger.
Opinion of Landmark’s Financial Advisor
Landmark retained PNC FIG Advisory to act as Landmark’s financial advisor in connection with the possible business combination of Landmark with another party. PNC FIG Advisory is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, PNC FIG Advisory is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On February 25, 2021, PNC FIG Advisory delivered its opinion to Landmark’s board of directors to the effect that, as of such date and based upon and subject to various considerations set forth in the opinion, the merger consideration to be received by the holders of Landmark common stock pursuant to the reorganization agreement was fair to the holders of Landmark common stock from a financial point of view.
The full text of PNC FIG Advisory’s written opinion to Landmark, which sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. Holders of Landmark common stock are encouraged to read the opinion carefully in its entirety. The following summary of PNC FIG Advisory’s opinion is qualified in its entirety by reference to the full text of such opinion.
PNC FIG Advisory’s opinion was rendered to Landmark’s board of directors for the benefit of Landmark’s board (in its capacity as such) in connection with its evaluation of the merger. PNC FIG Advisory’s opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto. PNC FIG Advisory’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Landmark might engage or the merits of the underlying decision by Landmark to engage in the merger.
No limitations were imposed by Landmark on the scope of PNC FIG Advisory’s investigation or on the procedures followed by PNC FIG Advisory in rendering its opinion.
In rendering the opinion, PNC FIG Advisory:
•	Reviewed a draft dated February 25, 2021 of the reorganization agreement;
•
Reviewed Landmark’s audited financial statements as of or for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 and Landmark’s preliminary financial statements as of or for the fiscal year ended December 31, 2020;

•	Reviewed Fidelity’s Form 10-K for the fiscal year ended December 31, 2019, including the financial statements contained therein;
•
Reviewed Fidelity’s Form 10-Q for the quarter ended September 30, 2020, Form 10-Q for the quarter ended June 30, 2020 and Form 10-Q for the quarter ended March 31, 2020, including the financial statements contained therein;

•
Reviewed Landmark Community Bank’s and The Fidelity Deposit and Discount Bank’s respective quarterly call reports for December 31, 2020, September 30, 2020, June 30, 2020, March 31, 2020, and December 31, 2019;

•	Reviewed other publicly available information regarding Landmark and Fidelity;
•
Reviewed certain non-public information provided to PNC FIG Advisory by or on behalf of Landmark and Fidelity, regarding Landmark and Fidelity (including financial projections and forecasts for Landmark provided to PNC FIG Advisory by the management of Landmark and for Fidelity provided to PNC FIG Advisory by the management of Fidelity) and projected cost savings anticipated by the management of Fidelity to be realized from the merger;

•	Reviewed recently reported stock prices and trading activity of Landmark common stock and Fidelity common stock;
•	Discussed the past and current operations, financial condition and future prospects of Landmark and Fidelity with senior executives of Landmark and Fidelity, respectively;
•
Reviewed and analyzed certain publicly available financial and stock market data of banking companies that PNC FIG Advisory selected as relevant to PNC FIG Advisory’s analysis of Landmark and Fidelity;

•	Reviewed and analyzed certain publicly available financial data of transactions that PNC FIG Advisory selected as relevant to PNC FIG Advisory’s analysis of Landmark;

•	Considered Fidelity’s financial and capital position and certain potential pro forma financial effects of the merger on Fidelity;
•	Conducted other analyses and reviewed other information PNC FIG Advisory considered necessary or appropriate; and
•
Incorporated PNC FIG Advisory’s assessment of the overall economic environment and market conditions, as well as PNC’s experience in mergers and acquisitions, bank stock valuations and other transactions.

In rendering PNC FIG Advisory’s opinion, PNC FIG Advisory also relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information provided to PNC FIG Advisory by or on behalf of Landmark and Fidelity and publicly available information used in PNC FIG Advisory’s analyses. PNC FIG Advisory did not assume any responsibility for the accuracy, reasonableness and completeness of any of the foregoing materials provided to PNC FIG Advisory and publicly available information or for the independent verification thereof. Further, PNC FIG Advisory relied on the assurances of managements of Landmark and Fidelity that they were not aware of any facts or circumstances that would make any of the foregoing materials provided to PNC FIG Advisory inaccurate or misleading. With respect to the financial projections and forecasts for Landmark and Fidelity reviewed by PNC FIG Advisory and other non-public information related to projected cost savings referred to above, PNC FIG Advisory assumed, with Landmark’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Landmark and Fidelity, as the case may be, as to the future financial performance of Landmark and Fidelity and such cost savings and that the financial results reflected in such projections and forecasts as well as such cost savings would be realized in the amounts and at the times projected. PNC FIG Advisory assumed no responsibility for and expressed no view as to any of the foregoing information reviewed by PNC FIG Advisory or the assumptions on which they were based.
PNC FIG Advisory is not an expert in the evaluation of deposit accounts or loan, mortgage or similar portfolios or allowances for losses with respect thereto and PNC FIG Advisory was not requested to, and PNC FIG Advisory did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. PNC FIG Advisory assumed no responsibility for and expressed no view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and PNC FIG Advisory assumed that each of Landmark and Fidelity had, and the pro forma combined company would have, appropriate reserves to cover any such losses. PNC FIG Advisory did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Landmark, Fidelity or any other party, and PNC FIG Advisory was not furnished with any such valuation or appraisal.
PNC FIG Advisory’s opinion was based on conditions as they existed and the information PNC FIG Advisory received, as of the date of PNC FIG Advisory’s opinion. PNC FIG Advisory does not have any obligation to update, revise or reaffirm its opinion. PNC FIG Advisory expressed no opinion as to the actual value of Fidelity common stock when issued in the merger or the prices at which Landmark common stock or Fidelity common stock might trade at any time. In connection with PNC FIG Advisory’s engagement, PNC FIG Advisory was not authorized to, and PNC FIG Advisory did not, solicit indications of interest from third parties other than Fidelity with respect to the possible sale of Landmark.
In rendering PNC FIG Advisory’s opinion, PNC FIG Advisory assumed, with Landmark’s consent, that the merger and related transactions would be consummated on the terms described in the reorganization agreement, without any waiver or modification of any material terms or conditions. PNC FIG Advisory also assumed, with Landmark’s consent, that, in the course of obtaining the necessary governmental, regulatory and other third party approvals, consents and releases for the merger, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Landmark, Fidelity or the merger (including the contemplated benefits thereof). PNC FIG Advisory also assumed, with Landmark’s consent, that the final reorganization agreement would not differ from the draft reviewed by PNC FIG Advisory in any respect material to PNC FIG Advisory’s analyses or opinion. PNC FIG Advisory further assumed, with Landmark’s consent, that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
PNC FIG Advisory expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified in PNC FIG Advisory’s opinion) of the merger or any related transaction, including, without limitation, the form of the merger consideration or the allocation thereof between cash and Fidelity common stock. PNC FIG Advisory’s opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which Landmark might engage or the merits of the underlying decision by Landmark to engage in the merger. PNC FIG Advisory expressed no opinion with respect to the fairness of the amount or nature of any compensation to any of the officers, directors, or employees of any party to the merger, or any class of such persons, relative to the merger consideration or otherwise. PNC FIG Advisory gave no regard to any voting agreement to be entered into by any holder of Landmark common stock in connection with the merger or the individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders.
In performing its analyses, PNC FIG Advisory made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of PNC FIG Advisory, Landmark and Fidelity. Any estimates contained in the analyses performed by PNC FIG Advisory are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, PNC FIG Advisory’s opinion was among several factors taken into consideration by Landmark’s board in making its determination to approve the reorganization agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Landmark board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Landmark and Fidelity and the decision of Landmark to enter into the reorganization agreement was solely that of Landmark’s board.
Selected Implied Transaction Statistics for the Merger
Using financial information for Landmark as of December 31, 2020 or for the 12 months ended December 31, 2020 and the closing price of Landmark common stock on February 24, 2021, PNC FIG Advisory calculated the following implied transaction statistics for the merger based on the implied per share value of the merger consideration of $19.711, or an implied transaction value of approximately $47.0 million:
Transaction value / tangible book value	130%
Transaction value / last twelve months earnings per share	34.6x
Core deposit premium[2]	4.2%
Market premium to most recent closing price	46.0%
The following is a summary of the material financial analysis presented by PNC FIG Advisory to Landmark’s board in connection with rendering its opinion. This summary is not a complete description of the analyses and procedures performed by PNC FIG Advisory in the course of arriving at its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytical process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, PNC FIG Advisory did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, PNC FIG Advisory believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. No company, transaction or business used in PNC FIG Advisory’s analyses for comparative purposes is identical to Landmark, Fidelity or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical.
[1]	Based on Fidelity’s closing price of $60.48 on February 24, 2021.
[2]
Calculated as follows: (implied transaction value – tangible equity) / core deposits; where core deposits are defined as: total deposits, less time deposit accounts with balances over $100,000, foreign deposits, and unclassified deposits.

Selected Companies Analysis of Landmark
PNC FIG Advisory performed a selected companies analysis by comparing the financial and stock performance of Landmark with those of the following nine selected publicly traded financial institutions, referred to as the comparable institutions, that were headquartered in Pennsylvania or New Jersey, that were not mutual institutions or merger or acquisition targets and that had assets between $300.0 million and $500.0 million, and average one-year daily trading volumes greater than 100 shares:
Description of Comparable Institutions
Institution	City, State	Ticker	Exchange
Brunswick Bancorp	New Brunswick, NJ	BRBW	OTCPK
Commercial National Financial Corp	Latrobe, PA	CNAF	OTCQX
Elmer Bancorp, Inc.	Elmer, NJ	ELMA	OTCPK
First Resource Bank	Exton, PA	FRSB	OTCQX
LINKBANCORP, Inc.	Camp Hill, PA	LNKB	OTCPK
Quaint Oak Bancorp, Inc.	Southampton, PA	QNTO	OTCQB
Victory Bancorp, Inc.	Limerick, PA	VTYB	OTCQX
Woodlands Financial Services Co.	Williamsport, PA	WDFN	OTCPK
WVS Financial Corp.	Pittsburgh, PA	WVFC	NASDAQGM
PNC FIG Advisory compared the financial performance of Landmark and the comparable institutions as indicated in the following table:
Financial Performance of Landmark and Comparable Institutions3
	Total Assets (in thousands)	Tangible Equity/ Tang. Assets	Net Income (in thousands)	NPAs/ Assets	Return On Average Assets	Return On Average Equity
High	$502,463	16.32%	$5,713	2.67%	1.38%	12.06%
75th Percentile	429,425	10.34	3,251	1.27	0.96	10.98
Median	424,434	9.21	2,705	0.31	0.83	8.73
25th Percentile	357,101	7.41	2,275	0.04	0.61	6.90
Low	315,966	5.13	-1,764	0.00	-0.55	-4.93
Landmark	$353,708	10.23%	$1,346	0.40%	0.38%	3.86%
Source: S&P Global Market Intelligence
PNC FIG Advisory then compared the stock performance of Landmark and the comparable institutions as indicated in the following table (excluding the impact of the last 12 months and most recent completed quarter (annualized) earnings per share multiples for one of the comparable institutions, which multiples were considered not meaningful):
Stock Performance of Landmark and Comparable Institutions4
	Stock Price/				Dividend Yield	Shares Traded Daily
	Earnings per Share		Tang. Book Per Share	Assets Per Share
	LTM	MRQ (annualized)
High	13.1x	18.9x	152%	14.0%	5.78%	2,221
75th Percentile	10.8	12.7	107	10.3	2.65	1,180
Median	9.7	6.6	82	8.0	1.91	924
25th Percentile	9.2	5.3	74	6.0	0.00	627
[3]	Financial data was as of or for December 31, 2020, or if not available, as of or for the 9 months ended September 30, 2020.
[4]
Financial data was as of December 31, 2020 or for the 12 or three months ended December 31, 2020; or if not available, as of September 30, 2020 or for the nine or three months ended September 30, 2020. Market data is as of February 24. 2021.

	Stock Price/				Dividend Yield	Shares Traded Daily
	Earnings per Share		Tang. Book Per Share	Assets Per Share
	LTM	MRQ (annualized)
Low	7.9	3.4	60	4.9	0.00	213
Landmark	23.7x	14.9x	89%	9.1%	0.59%	279
Source: S&P Global Market Intelligence.
PNC FIG Advisory also reviewed the historical stock price performance of Landmark relative to the comparable institutions and selected stock indices, as indicated in the following tables:
Landmark Historical Stock Performance
Relative to Comparable Institutions and Selected Indices
	One-Year Stock Performance
Date	Landmark (LDKB)	Comparable Institutions	S&P 500	NASDAQ Bank Index
February 24, 2021	90%	94%	122%	121%
February 24, 2020	100	100	100	100
	Three-Year Stock Performance
Date	Landmark (LDKB)	Comparable Institutions	S&P 500	NASDAQ Bank Index
February 24, 2021	79%	102%	143%	108%
February 23, 2018	100	100	100	100
Source: S&P Global Market Intelligence.
Discounted Cash Flow Analysis of Landmark
PNC FIG Advisory performed a discounted cash flow analysis to estimate a range for the implied equity value of Landmark common stock based on the present value of implied future dividends over a seven-year period and implied terminal values at the end of such period. In this analysis, PNC FIG Advisory assumed discount rates of 9%, 12% and 15% and calculated terminal values of 80% and 120% of estimated tangible book value at the end of seven years. PNC FIG Advisory used financial projections and forecasts for Landmark provided to PNC FIG Advisory by the management of Landmark. This analysis indicated an implied present value reference range of Landmark common stock of $8.54 per share to $17.34 per share, which are 15.1x and 30.7x, respectively, of Landmark’s earnings for the 12 months ended December 31, 2020 and 56% and 114%, respectively, of Landmark’s tangible book value as of December 31, 2020.
Selected Transactions Analysis of Landmark
PNC FIG Advisory performed a selected transactions analysis by reviewing the following information for purposes of comparison with selected implied transaction ratios for the merger:
•
Publicly available acquisition metrics of selected transactions in the United States that were announced from January 1, 2017 through February 24, 2021 with announced deal values of $10 million or more and publicly announced transaction price to tangible common book data, excluding mergers of equals (“U.S. M&A Transactions”).

•
Publicly available acquisition metrics of selected transactions in which the selling bank was located in Pennsylvania or New Jersey that were announced from January 1, 2015 through February 24, 2021 with seller assets between $250 million and $500 million (“Regional Transactions”).

The results of the analysis for the U.S. M&A Transactions are set forth in the following table:
U.S. M&A Transactions5
	Year	Number of Deals	Median Price/ Last 12 Months Earnings	Median Price/ Tangible Common Book (%)
Highest 3rd by Announced Price-to-Tangible Book	2021 (through Feb. 24, 2021)	3	16.3x	165%
	2020	12	16.6	167
	2019	41	16.6	194
	2018	46	23.6	217
	2017	48	21.7	209
Middle 3rd by Announced Price-to-Tangible Book	2021 (through Feb. 24, 2021)	3	19.9x	121%
	2020	11	25.4	141
	2019	41	15.2	162
	2018	46	23.7	170
	2017	48	20.4	166
Lowest 3rd by Announced Price-to-Tangible Book	2021 (through Feb. 24, 2021)	2	22.4x	107%
	2020	11	15.6	112
	2019	40	16.7	128
	2018	46	24.9	133
	2017	48	20.6	135
	Fidelity / Landmark		34.6x	130%
Source: S&P Global Market Intelligence.
The results of the analysis for the Regional Transactions are set forth in the following table with primary focus on the median values (excluding the impact of the last 12 months earnings multiples for two of the Regional Transactions, which multiples were considered not meaningful):
Regional Transactions
Acquirer/Seller	Deal Value (in mill.)	Deal Value/ Last 12 Months Earnings	Deal Value/ Common Tangible Book
Fidelity D & D/MNB Corp	$79	21.0x	200%
OceanFirst Financial/Capital Bank	77	13.2	167
Citizens & Northern/Monument	43	16.7	164
1st Constitution/Shore Community	52	13.2	162
DNB Financial Corporation/East River	49	21.7	158
Sussex/Community Bank of Bergen	47	28.0	158
Northfield Bancorp/Hopewell Valley	54	23.1	154
WSFS Financial/Alliance Bancorp	91	35.8	137
Mid Penn Bancorp/Scottdale	59	NM	130
Lakeland Bancorp/Harmony Bank	32	20.8	127
Lakeland Bancorp/Pascack Bancorp	42	20.0	125
Prudential Bancorp/Polonia Bancorp	38	NM	101
Median	$50	20.9x	156%
Fidelity / Landmark	$47	34.6x	130%
Source: S&P Global Market Intelligence
[5]	Median pricing data of the selected transactions in the sub-group indicated are shown.

Selected Companies Analysis of Fidelity
PNC FIG Advisory performed a selected companies analysis by comparing the financial and stock performance of Fidelity with those of the following 11 selected publicly traded financial institutions, referred to as the comparable institutions, that were not mutual institutions or merger or acquisition targets, that had insider ownership greater than 20%, and that had assets between $1.5 billion and $4.0 billion, tangible equity to tangible assets ratios greater than 7.0%, efficiency ratios less than 60.0%, and returns on average equity greater than 8.0%:
Overview of Fidelity and Comparable Institutions
Institution	City, State	Ticker	Exchange
Altabancorp	American Fork, UT	ALTA	NASDAQCM
CapStar Financial Holdings, Inc.	Nashville, TN	CSTR	NASDAQGS
Coastal Financial Corporation	Everett, WA	CCB	NASDAQGS
Guaranty Bancshares, Inc.	Addison, TX	GNTY	NASDAQGS
HBT Financial, Inc.	Bloomington, IL	HBT	NASDAQGS
Hingham Institution for Savings	Hingham, MA	HIFS	NASDAQGM
Macatawa Bank Corporation	Holland, MI	MCBC	NASDAQGS
MetroCity Bankshares, Inc.	Doraville, GA	MCBS	NASDAQGS
Premier Financial Bancorp, Inc.	Huntington, WV	PFBI	NASDAQGM
Red River Bancshares, Inc.	Alexandria, LA	RRBI	NASDAQGS
Spirit of Texas Bancshares, Inc.	Conroe, TX	STXB	NASDAQGS
PNC FIG Advisory compared the financial performance of Fidelity and the comparable institutions as indicated in the following table:
Financial Performance of Fidelity and Comparable Institutions6
	Assets (in thousands)	Efficiency Ratio	Tangible Comm. Equity/ Tang. Assets	Insider Ownership	NPAs/ Assets	Return on Average Assets	Return on Average Equity
High	$3,666,567	58.1%	12.47%	65.2%	1.16%	2.17%	18.96%
75th Percentile	3,034,783	57.6	10.51	34.2	0.64	1.39	12.81
Median	2,740,832	55.1	10.01	25.5	0.33	1.20	10.51
25th Percentile	2,293,924	53.0	9.08	23.3	0.27	1.07	9.68
Low	1,766,122	24.9	7.94	21.9	0.04	0.94	8.08
Fidelity	$1,699,510	58.6%	9.34%	22.6%	0.39%	0.87%	9.06%
Source: S&P Global Market Intelligence.
[6]	Financial data was as of or for the 12 months ended December 31, 2020, or if not available as of or for the 9 months ended September 30, 2020.

PNC FIG Advisory then compared the stock performance of Fidelity and the comparable institutions as indicated in the following table:
Stock Performance of Fidelity and Comparable Institutions7
	Stock Price/				Dividend Yield	Shares Traded Daily[8]
	Earnings per Share		Tang. Book Per Share	Assets Per Share
	LTM	MRQ (annualized)

High	21.4x	17.4x	226%	20.3%	3.80%	91,131
75th Percentile	13.7	11.6	172	18.2	3.07	47,669
Median	12.3	9.5	135	13.6	1.67	41,395
25th Percentile	10.7	8.9	132	11.9	0.99	21,443
Low	10.4	7.5	111	11.9	0.00	5,148
Fidelity	21.4x	14.7x	191%	17.7%	1.98%	6,470
Source: S&P Global Market Intelligence.
PNC FIG Advisory also reviewed the historical stock price performance of Fidelity relative to the comparable institutions and selected stock indices, as indicated in the following tables:
Fidelity Historical Stock Performance
Relative to Comparable Institutions and Selected Indices
	One-Year Stock Performance
Date	Fidelity (FDBC)	Comparable Institutions	S&P 500	NASDAQ Bank Index
February 24, 2021	104%	108%	122%	121%
February 24, 2020	100	100	100	100
	Three-Year Stock Performance
Date	Fidelity (FDBC)	Comparable Institutions	S&P 500	NASDAQ Bank Index
February 24, 2021	122%	109%	143%	108%
February 23, 2018	100	100	100	100
Discounted Cash Flow Analysis of Fidelity
PNC FIG Advisory performed a discounted cash flow analysis to estimate a range for the implied equity value of Fidelity common stock based on the present value of implied future dividends over a seven-year period and implied terminal values at the end of such period. In this analysis, PNC FIG Advisory assumed discount rates of 8%, 11% and 14% and calculated terminal values of 140% and 195% estimated tangible book value at the end of seven years. PNC FIG Advisory used financial projections and forecasts for Fidelity provided to PNC FIG Advisory by the management of Fidelity. This analysis indicated an implied present value range of Fidelity common stock of $33.67 per share to $63.11 per share, which are 12.9x and 24.1x, respectively, Fidelity’s earnings per share for the 12 months ended December 31, 2020 and 106% and 199%, respectively, of Fidelity’s tangible book value per share as of December 31, 2020.
Financial Impact Analysis on Fidelity
PNC FIG Advisory also conducted a financial impact analysis assuming that the merger would close at the end of the second quarter of 2021. PNC FIG Advisory used historical financial data as of December 31, 2020, financial projections and forecasts for Landmark provided to PNC FIG Advisory by the management of
[7]
Financial data was as of December 31, 2020 or for the 12 or three months ended December 31, 2020; or if not available, as of September 30, 2020 or for the nine or three months ended September 30, 2020. Market data is as of February 24, 2021.

[8]	Average volume of shares traded daily over the past year.

Landmark, financial projections and forecasts for Fidelity provided to PNC FIG Advisory by the management of Fidelity and projected cost savings anticipated by the management of Fidelity to be realized from the merger. PNC FIG Advisory also incorporated other pro forma assumptions as provided by Fidelity. The analysis indicated that the merger could be accretive to Fidelity’s estimated tangible book value per share as of June 30, 2021 and could be accretive to Fidelity’s projected earnings per share (excluding transaction expenses) for each of calendar years 2021 and 2022. All of the results of PNC FIG Advisory’s financial impact analysis may vary materially from the actual results achieved by Fidelity.
Other Disclosures
PNC FIG Advisory, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes. Landmark selected PNC FIG Advisory to act as a financial advisor and to provide a fairness opinion based on PNC FIG Advisory’s experience, including in connection with mergers and acquisitions of commercial banks and bank holding companies.
Landmark has agreed to pay PNC FIG Advisory a fee for its services currently estimated to be approximately $400,000, a portion of which fee became payable upon presentation of PNC FIG Advisory’s opinion and execution of the reorganization agreement and a significant portion of PNC FIG Advisory’s fee currently estimated to be approximately $340,000 is contingent upon the closing of the merger. In addition, a portion of PNC FIG Advisory’s fee became payable upon execution of PNC FIG Advisory’s engagement agreement. Landmark has also agreed to reimburse PNC FIG Advisory’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify PNC FIG Advisory against certain liabilities arising out of the performance of its obligations under the engagement letter.
PNC FIG Advisory, part of PNC Capital Markets, LLC, is a wholly owned subsidiary of The PNC Financial Services Group, Inc. (“PNC Financial”), a large diversified financial services company. PNC Financial and its affiliates are engaged in a broad range of financial services and securities activities. PNC Financial or an affiliate (other than PNC FIG Advisory, Inc.) provides, or has provided, certain financial services to Fidelity. PNC Financial or an affiliate (other than PNC Capital Markets, LLC) may from time to time purchase securities from, and sell securities to, Landmark Community Bank and The Fidelity Deposit and Discount Bank. In the future, PNC Financial may pursue opportunities to provide financial services to Landmark or Fidelity, including the provision of investment banking or other consulting services by PNC FIG Advisory.
PNC FIG Advisory’s fairness committee approved the issuance of its opinion letter dated February 25, 2021.
Fidelity’s Reasons for the Merger
Fidelity’s board of directors considered the terms of the reorganization agreement, the long-term and short-term strategic and economic benefits of the proposed merger, and the long-term and short-term pro forma financial impact of the proposed merger and, accordingly, determined that it was advisable and in the best interests of Fidelity for Fidelity to enter into the reorganization agreement with Landmark.
In the course of making its decision to approve the transaction with Landmark, Fidelity’s board of directors evaluated the transaction in consultation with Fidelity’s executive management and Fidelity’s financial and legal advisors. Fidelity’s board of directors considered, among other things, the following factors:
•
Fidelity’s board of directors reviewed its own strategic opportunities, business, operations, financial condition, earnings, and prospects and also reviewed Landmark’s business, operations, financial condition, earnings, and prospects, including geographic positions. After concluding its review, Fidelity concluded that the merger would enhance its competitive strategic position, potential prospective business opportunities, operations, prospective financial condition, future earnings and business prospects. Specifically, Fidelity believes that the merger will enhance its business opportunities in Luzerne County due to the combined company having a greater market share, market presence and the ability to offer more diverse (i.e. wealth management) and more profitable products, as well as a broader based and geographically diversified branch system to enhance deposit collection and potentially improve funding costs. The greater market share, market diversity and enhanced products and services in the target’s market should lead to prospects of enhancing customer relationships, lower operating costs, increased earnings, and enhanced profitability from better and more diversified sources and higher yielding products in target’s market with lower funding costs in target’s market and elsewhere in the branch system which should enhance overall performance and profitability. The board of directors of Fidelity viewed these items as favorable factors, supporting the decision to proceed with the merger;
•
Its understanding of the current and prospective environment in which Fidelity and Landmark operate, including regional and local economic conditions, the competitive environment for financial institutions generally, and continuing prospects for mergers in the financial services industry, and the likely effect of these factors on Fidelity and Landmark, in light of, and in absence of, the proposed business combination;

•
The board’s review with its legal and financial advisors of the structure of the merger, the financial and other terms of the merger and related documents including the board’s assessment of merger consideration and the impact thereof on the combined company;

•	The acquisition is expected to lead to earnings per share accretion of greater than 4.9% in 2021 and 13.6% in 2022, which is above Fidelity’s expected ordinary earnings per share growth rate;
•
The combination could result in potential annualized cost savings of nearly 45%, as well as the potential for incremental revenue opportunities enabling a potential material increase in long-term future earnings accretion, improving long-term investor value, and creating a stronger franchise. The potential cost savings are expected to be derived from the reconfiguration of duplicate internal operations and administrative functions and the elimination of redundant external contractual services. The board of directors of Fidelity viewed these items as favorable factors, supporting the decision to proceed with the merger;

•
The review by the Fidelity board of directors of the structure and terms of the merger, including the merger consideration and the expectation that the merger would qualify as a type of transaction that is generally tax-free to Fidelity for United States federal income tax purposes. The board of directors of Fidelity reviewed the tax-free treatment for federal income tax purposes as favorable;

•
The fact that certain provisions of the reorganization agreement prohibit or limit Landmark from soliciting or responding to proposals for alternative transactions, Landmark’s obligation to pay a termination fee if the reorganization agreement is terminated due to Landmark accepting another offer, and Landmark’s obligation to pay damages in the event that the reorganization agreement is terminated due to Landmark’s breach;

•
The merger aligns with Fidelity’s acquisition strategy of prudent and selective growth into markets with similar or better demographics and with companies with similar philosophies, culture and business models;

•
The fact that, pursuant to the reorganization agreement, Landmark must generally conduct its business in the ordinary course and Landmark is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the reorganization agreement;

•
The financial information and analyses presented by Janney Montgomery Scott LLC to the board of directors, and the presentation and opinion of Janney Montgomery Scott LLC to the effect that, as of the date of such opinion, based upon and subject to the factors and assumptions set forth in such opinion, the merger consideration in the proposed merger was fair from a financial point of view to Fidelity; and

•	The likelihood that the regulatory approvals necessary to complete the merger would be obtained.
Additional Strategic Considerations
The Fidelity board of directors also considered the following strategic considerations of the transaction:
•	Strengthens and expands Fidelity’s Luzerne County presence;
•	Achieves strategic goal of further expansion in Luzerne County;
•	Avoids costly de novo growth and allocation of capital and resources in Luzerne County;
•	Defends against additional competitors entering market;

•	Significantly increases earnings per share in year 2 with fully integrated cost savings;
•	Slightly dilutive to tangible book value, earn back in less than 1 year;
•	Does not jeopardize well-capitalized regulatory status;
•	Leverages management integration experience gained in Merchant’s transaction; and
•	Permits potential expansion of Landmark’s pick-up & delivery deposit service.
The board of directors of Fidelity also considered the fact that the combined institution would result in a financial institution with approximately $2.0 billion in assets, total deposits of $1.8 billion, and loans of $1.4 billion.
Fidelity’s board of directors also considered the following:
•	The fact that Fidelity shares to be issued to holders of Landmark stock to complete the merger will result in ownership dilution to existing Fidelity shareholders;
•	The addition of one representative of Landmark to the Fidelity board following consummation of the merger;
•	The potential challenges associated with obtaining regulatory approvals required to complete the transaction in a timely manner;
•
The fact that, pursuant to the reorganization agreement, Fidelity must generally conduct its business in the ordinary course and will commit sufficient resources to the merger and subsequent integration, which may delay or prevent Fidelity undertaking business opportunities which may arise pending completion of the merger;

•	The risk that integration of Fidelity and Landmark will not occur as desired and the potential impact of integration if not successful on the expected benefits of the merger;
•
The risk that potential benefits (strategic, operational, financial) and other synergies sought in the merger may not be realized or may not be realized within the expected time period and the risks associated with the integration of Fidelity and Landmark;

•	The risk that certain tax attributes of Fidelity and Landmark may be affected by the transaction; and
•
The potential for diversion of management and employee attention during the period prior to the completion of the merger and the potential effect on Fidelity’s business and relations with customers, service providers and other stakeholders whether or not the merger is consummated.

Transaction Concerns
The Fidelity board of directors also considered the following transaction concerns:
•	Require significant use of management resources;
•	Uses some level of excess capital via the use of cash in transaction (about 20% cash);
•	45% cost savings needs to be handled appropriately to avoid reputation risk;
•	High percentage of Pass/Watch and worse loans, more than double peers at approximately 40% loans per selected peer groups which may result in unexpected losses; and
•	$18.7 million in loans to gas stations with convenience stores requires environmental follow-up and attention.
The foregoing discussion of the factors considered by the Fidelity board of directors in evaluating the reorganization agreement is not intended to be exhaustive, but, rather, includes all material factors considered by the Fidelity board of directors. Fidelity’s board of directors evaluated the factors described above, including asking questions of Fidelity’s legal, financial advisors, and management. In reaching its decision to approve the agreement and the merger, the Fidelity board of directors did not quantify or assign relative values to the factors considered, and individual directors may have given different weights to different factors. The Fidelity board of directors relied on the experience and expertise of its legal advisors regarding the structure of the merger and the terms of the reorganization agreement and on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. The Fidelity board of directors relied on the experience and expertise of its management.
Fidelity’s board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above. The Fidelity board of directors considered all of the above factors as a whole, and on an overall basis considered them to be favorable to, and in support of, its determination to enter into the reorganization agreement.
Terms of the Merger:
Effect of the Merger
Upon completion of the merger, Landmark will merge with and into a subsidiary of Fidelity. Fidelity and Landmark will use their commercially reasonable best efforts to cause Landmark Community Bank to merge with and into The Fidelity Deposit and Discount Bank. The articles of incorporation and the bylaws of Fidelity will continue to govern Fidelity.
Merger Consideration
Landmark Common Stock
Shareholders of Landmark will receive 0.272 of fully paid and non-assessable shares of Fidelity common stock and $3.26 in cash for each share of Landmark common stock they own immediately prior to the effective time of the merger. See “Proposal 1: The Merger—Terms of the Merger—Exchange Procedures.”
The exchange ratio will be appropriately adjusted if there is a stock dividend, stock combination, stock split, reverse stock split, or common stock reclassification event regarding Fidelity common stock before completion of the merger. By way of illustration, if Fidelity declares and pays a stock dividend of 5% on or prior to the effective time of the merger, the exchange ratio will be adjusted upward by 5%. Under this hypothetical, Landmark shareholders entitled to receive Fidelity common stock pursuant to the reorganization agreement would receive 0.2856 shares of Fidelity common stock, adjusted up from 0.272 shares plus $3.26 in cash, for each share of Landmark common stock they owned immediately prior to the effective time of the merger.
Fidelity will not issue fractional shares of its common stock in connection with the merger. Each holder of Landmark common stock who otherwise would have been entitled to a fraction of a share of Fidelity common stock will receive cash in lieu of the fractional share of Fidelity common stock (without interest) in an amount calculated pursuant to the reorganization agreement. The reorganization agreement calculates the cash amount by multiplying the fractional share to which the holder would otherwise be entitled (after taking into account all shares of Landmark common stock owned by the holder at the effective time of the merger) by the Fidelity determination date market share price. The “Fidelity determination date market share price” is the arithmetic average of the closing per share prices of Fidelity common stock as quoted on Nasdaq for the ten (10) trading days for which closing prices are available immediately preceding and including the seventh calendar day immediately preceding the closing date of the merger. For purposes of determining any fractional share interest, all shares of Landmark common stock owned by a Landmark shareholder shall be combined so as to calculate the maximum number of whole shares of Fidelity common stock issuable to such Landmark shareholders.
Landmark Stock Options
At the effective time of the merger, each option to purchase shares of Landmark common stock issued under the Landmark stock option plan that is outstanding and unexercised at the effective time, whether or not then exercisable, shall be redeemed for cash in an amount equal to the number of shares of Landmark common stock covered by such Landmark option multiplied by the amount in excess, if any, of $18.05 less the exercise price per share of such Landmark option. Holders of Landmark options may exercise their Landmark options prior to the effective time of the merger in accordance with the terms of the option and the applicable Landmark stock option plan. As soon as reasonably practicable after the effective time and subject to the prior receipt of any agreement that may be required, Fidelity shall, or Fidelity shall cause the Exchange Agent to, deliver the Landmark option cash consideration to the holders of Landmark options that remain unexercised as of the effective time.

Fidelity Common Stock
Each share of Fidelity common stock outstanding immediately prior to completion of the merger will remain outstanding after the merger.
Exchange Procedures
Fidelity shall appoint as its exchange agent, Computershare Shareholder Services, for the payment of the merger consideration or another agent experienced in providing such services that is also independent of and unaffiliated with Fidelity and Landmark (the “exchange agent”).
As soon as reasonably practicable after the effective time (and in any case no later than five (5) business days thereafter), Fidelity shall cause the exchange agent to mail to each record holder of a certificate representing shares of Landmark common stock (a “Landmark certificate”) a letter of transmittal which shall specify that delivery of the Landmark certificates shall be effected, and risk of loss and title to the Landmark certificates shall pass, only upon delivery of the Landmark certificates to the exchange agent, and which letter shall be in customary form and have such other provisions as Fidelity may reasonably specify and instructions for effecting the surrender of such Landmark certificates in exchange for the merger consideration. Upon surrender of a Landmark certificate to the exchange agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the exchange agent, the holder of such Landmark certificate shall be entitled to receive in exchange therefor (a) a certificate or electronic book entry to their account representing, in the aggregate, the whole number of shares of Fidelity common stock that such holder has the right to receive and (b) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive for cash. No interest will be paid or will accrue on any cash payment.
Certificates representing shares of Fidelity common stock will be dated the effective date of the merger and will entitle the holders to dividends, distributions and all other rights and privileges of a Fidelity shareholder from the effective date. Until the certificates representing Landmark common stock are surrendered for exchange after completion of the merger, holders of such certificates will not receive the merger consideration or dividends or distributions on the Fidelity common stock into which such shares have been converted. When the Landmark certificates are surrendered to the exchange agent, any unpaid dividends or other distributions will be paid without interest. Fidelity has the right to withhold dividends or any other distributions on its shares until the Landmark stock certificates are surrendered for exchange. Any merger consideration that is not distributed within twelve months following the effective time shall be returned by the exchange agent to Fidelity, and thereafter persons entitled to any merger consideration shall look to Fidelity.
Until surrendered, each Landmark stock certificate, following the effective date of the merger, is evidence solely of the right to receive the merger consideration. In no event will Fidelity, Landmark, or the exchange agent be liable to any former Landmark shareholder for any amount paid to a public official or agency pursuant to any applicable abandoned property, escheat or similar law.
Because of the United States federal income tax consequences of receiving the merger consideration, Landmark shareholders are urged to read carefully the information included under the caption “Proposal 1: The Merger - Material U.S. Federal Income Tax Consequences of the Merger” and to consult their tax advisors for a full understanding of the merger’s tax consequences to them.
Effective Time
Subject to the provisions of the reorganization agreement, the statement of merger shall be duly prepared, executed and delivered for filing with the Pennsylvania Department of State, as required, on the closing date of the merger. The merger shall become effective at such time, on such date, as the statement of merger is filed with the Pennsylvania Department of State, or at such date and time as may be specified in the statement of merger. See “Proposal 1: The Merger—Terms of the Merger—Conditions to the Merger” and “Proposal 1: The Merger—Terms of the Merger—Regulatory Approvals.”

Representations and Warranties
The reorganization agreement contains customary representations and warranties relating to, among other things, the following:
•	Organization, valid existence and good standing of Fidelity and Landmark and their respective subsidiaries;
•	Capital structures of Fidelity, The Fidelity Deposit and Discount Bank, Landmark and Landmark Community Bank;
•	Due authorization, execution, delivery, performance, and enforceability of the reorganization agreement;
•	Receipt of consents or approvals of governmental entities or third parties necessary to complete the merger;
•	The delivery and preparation of regulatory reports consistent with regulatory accounting principles and financial statements consistent with GAAP by Fidelity and Landmark;
•	Fidelity and Landmark having no liabilities other than those disclosed in the regulatory reports or financial statements;
•	Filing of tax returns, payment of taxes, no action, audit, dispute or claim relating to taxes, and other tax matters;
•	Absence of a material adverse effect (as defined in the reorganization agreement) since December 31, 2017, for Landmark and since December 31, 2019, for Fidelity;
•	Material contracts;
•	Quality of title to assets and properties, and validity of leases;
•	Maintenance of adequate insurance;
•	Absence of undisclosed material pending or threatened litigation involving Fidelity, Landmark, or their respective subsidiaries;
•	Compliance with applicable laws and regulations;
•	Employee and director benefit plans;
•	Labor matters;
•	Brokers, finders and financial advisors;
•	Environmental matters;
•	Allowance for loan losses;
•	Absence of certain related party transactions;
•	Validity and binding nature of loans reflected as assets in the financial statements of Fidelity and Landmark;
•	Deposits of The Fidelity Deposit and Discount Bank and Landmark Community Bank;
•	Quality of information regarding Fidelity and Landmark for the registration statement and regulatory applications;
•	The Fidelity Deposit and Discount Bank and Landmark Community Bank as “well capitalized;”
•	Fidelity having sufficient merger consideration;
•	Quality of investment securities;
•	Absence of undisclosed equity plans and agreements;
•	Opinions of Fidelity’s and Landmark’s financial advisors;
•	Fidelity’s securities documents;

•	Fidelity’s acquisition subsidiary;
•	Intellectual property of Fidelity, Landmark, and their respective subsidiaries;
•	Administration of trust accounts;
•	Anti-takeover laws and required vote;
•	Compliance with Bank Secrecy Act, Foreign Corrupt Practices Act and USA PATRIOT Act; and
•	Quality of representations.
Conduct of Business Pending Merger
In the reorganization agreement, Landmark agreed to use its commercially reasonable efforts to preserve its business organizations intact, to maintain good relationships with employees, and to preserve the goodwill of customers and others with whom they do business. In addition, Landmark agreed to conduct its business and to engage in transactions only in the ordinary course of business consistent with past practice and policies, except as otherwise required by the reorganization agreement or the written consent of Fidelity.
Landmark also agreed in the reorganization agreement that it will not do any of the following and will not permit any of its subsidiaries to do any of the following, except as disclosed, contemplated by the reorganization agreement or as consented to by Fidelity:
•	Amend or change any provision of its articles of incorporation or bylaws;
•	Sell or otherwise dispose of any capital stock, change the number of authorized, issued, or outstanding shares of its capital stock or issue any shares or securities;
•
Issue or grant any option, warrant, call, commitment, subscription, right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine or reclassify any shares of capital stock;

•
Declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of its capital stock, except Landmark may pay a regular quarterly cash dividend not in excess of $0.08 per share;

•
Except with respect to certain retention payments, grant any severance or termination pay or benefits to, or enter into any new, renew, change, modify or amend any offer, employment, consulting, severance, “change in control,” “change in control termination” or termination agreement, retention agreement, contract or other arrangement with any present or former officer, director, employee, independent contractor, consultant, agent or other person associated with Landmark, or grant or increase any employee benefit, including discretionary or other incentive or bonus payments or discretionary or matching contributions to any deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, including phantom units, except as required under the terms of any Landmark benefit plan;

•
Increase the compensation of any employee, officer or director or pay any bonus to any director, officer, employee, independent contractor or consultant; provided, however, that Landmark may pay (A) stay bonuses for noncontract employees to such persons and in such amounts as mutually agreed to with Fidelity, (B) salary or wage increases for noncontract employees not to exceed 2.0% in the aggregate, and (C) aggregate bonus payments (including formulaic incentive bonus payments, the discretionary portion of incentive bonuses and profit sharing, but not including 401(k) matching contributions not exceeding those made in connection with the prior year) not in excess of $120,000 in the aggregate;

•	Merge or consolidate any subsidiary with any other corporation;
•	Sell or lease all or any substantial portion of the assets or business;
•
Make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with the collection of any loan or credit arrangement;

•	Enter into a purchase and assumption transaction with respect to deposits and liabilities;

•	Permit the revocation or surrender by any subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office;
•
Sell, lease, license, mortgage or otherwise encumber or subject to any lien, or otherwise dispose of any of its properties or assets other than transactions (A) in the ordinary course of business consistent with past practice, (B) liens in favor of the Federal Home Loan Bank of Pittsburgh and the Federal Reserve Bank of Philadelphia, and (C) to transactions involving investment securities, that do not exceed $100,000 in the aggregate;

•
Sell, transfer or otherwise dispose of all or any portion of interest in any loan, other than residential mortgage loans originated for the purpose of sale consistent with past practice, without first offering such loan or interest in a loan for purchase to Fidelity on the same terms it would offer such loan or interest in a loan to a third party;

•
Take any action which would result in any of its representations and warranties set forth in the reorganization agreement becoming untrue, or in any of the conditions to closing not being satisfied, except in each case as may be required by applicable law;

•	Change any method, practice or principle of accounting or tax accounting, except as may be required from time to time by any governmental entity or to comply with GAAP;
•	Waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which it or any subsidiary is a party;
•
Implement any new pension, retirement, profit sharing, bonus, incentive compensation, welfare benefit or similar plan or arrangement, except as required by applicable law, or materially amend any existing plan or arrangement, except in accordance with the reorganization agreement or applicable law;

•
Materially amend or otherwise modify the underwriting and other lending guidelines and policies or otherwise fail to conduct its lending activities in accordance with the law, rules and regulations of the applicable bank regulator and Landmark Community Bank’s lending policy, except as otherwise required by the applicable bank regulator or pursuant to a regulatory agreement;

•
Enter into, renew, extend or modify any other transaction with any affiliate other than (i) deposit transactions in the ordinary course of business on terms no less favorable to Landmark Community Bank than the terms offered to similarly situated non-affiliates, or (ii) loans or other extension of credit made in compliance with Federal Reserve Board Regulation O;

•	Change deposit or loan rates other than in the ordinary course of business consistent with past practice;
•	Enter into any interest rate swap, floor or cap or similar commitment, agreement or arrangement;
•	Take any action that would give rise to a right of a continuing payment to any individual under any agreement, except with respect to contracts existing as of February 25, 2021;
•	Make, change or revoke any material tax election or enter into any material agreement or arrangement with respect to taxes;
•	Enter into any non-loan or non-depository contract or agreement that the term or obligations of such contract or agreement would exceed the earlier of the effective time or June 30, 2021;
•
Enter into, grant, approve or extend any loan, credit facility, line of credit, letter of credit or other extension of credit (A) which is in excess of $1,000,000 or (B) which is not in accordance with applicable law, regulations, and Landmark Community Bank’s lending policies and in the ordinary course of business consistent with past practice except that Landmark Community Bank may renew or make reasonable modifications to any credit facility in excess of $1,000,000 outstanding as of February 25, 2021 which is rated as “pass” or higher (such credit facility rating being unconditional and the credit facility not identified on any watch list), following reasonable notice to Fidelity;

•
Take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•
Incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, other than Landmark except for (A) borrowings having a maturity of not more than one year under existing credit facilities, (B) renewals, extensions or replacements of such existing credit facilities that (1) are incurred in the ordinary course of business consistent with past practice, (2) do not increase the aggregate amount available thereunder, (3) do not provide for any termination fees or pre-payment penalties, (4) do not contain any new provisions limiting or otherwise affecting the ability of Landmark or successors from terminating or pre-paying such facilities, (5) relate to the issuance of standby letters of credit in the ordinary course of Landmark Community Bank’s business, and (6) do not contain financial terms materially less advantageous than existing credit facilities, (C) ordinary advances and reimbursements to employees and endorsements of banking instruments made in the ordinary course of business consistent with past practice, (D) borrowings having maturities of less than one year from the Federal Home Loan Bank of Pittsburgh or Federal Reserve Bank of Philadelphia made in the ordinary course of business and (E) borrowings from the Federal Reserve Bank of Philadelphia having a maximum maturity of five years, the proceeds of which are used to fund loans issued by Landmark Community Bank pursuant to the U.S. Small Business Administration Paycheck Protection Program established under the Coronavirus Aid, Relief, and Economic Security Act;

•	Make any capital contributions to, or investments in, any person other than its wholly owned subsidiaries;
•	Incur any capital expenditures in excess of $75,000 individually or $150,000 in the aggregate;
•
Pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount payable by Landmark (taking into account applicable insurance) not in excess of $100,000 individually or $200,000 in the aggregate;

•
Issue any broadly distributed communication regarding the merger to employees, including general communications relating to benefits and compensation, or customers without the prior approval of Fidelity (which approval will not be unreasonably delayed or withheld);

•
Take any action that would be reasonably likely to materially impede or delay the ability of the parties to obtain any necessary approvals of any bank regulator or other governmental entity required for the transactions the reorganization agreement contemplates;

•	Purchase any equity securities or purchase any debt securities other than in accordance with the investment policy of Landmark as in effect as of February 25, 2021 consistent with past practice;
•
Convert the data processing and related information and/or accounting systems of Landmark before the earlier of (i) the consummation of the merger or (ii) the termination of the reorganization agreement in accordance with its terms; or

•	Agree to do any of the foregoing.
Fidelity and Landmark also agreed:
•	To provide Fidelity with reasonable access to its properties, assets, books and records, and personnel subject to certain confidentiality provisions and limitations;
•
To promptly inform Fidelity upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any federal, state or local commission, agency or board relating to the alleged liability of Landmark under any labor or employment law, or related to any claims made by or threatened by any current or former employee or applicant;

•
To permit a representative of Fidelity to attend any meeting of its loan review or other loan committee as an observer; provided, however, that Landmark and Landmark Community Bank shall not be required to permit the Fidelity representative to remain present during any confidential discussion of the reorganization agreement and the transactions contemplated thereby or any third party proposal to acquire control of Landmark or during any other matter that the Landmark board of directors or committee thereof has reasonably determined to be confidential with respect to Fidelity’s participation; and
Landmark also agreed:
•	To use its best efforts to cause each person who may be deemed to be an affiliate of Landmark, to execute and deliver to Fidelity an affiliate’s letter;
•
To perform and cause its officers and employees to perform all actions necessary and appropriate to permit a timely, orderly, and cost effective conversion of computer, data processing, core operations, and platform systems at the effective time or as soon as practicable thereafter, including but not limited to undertaking and performing team meetings, data mapping, preparation of test files, and payment of any and all reasonable upfront conversion fees or expenses, in connection therewith such amount shall be mutually agreed upon with Fidelity; and

•
Immediately prior to closing establish and take such accruals and expenses as Fidelity reasonably shall request. Prior to the effective time, at the request of Fidelity, Landmark shall (a) accrue and expense all expenses not previously reflected on the financial statements related to payment obligations under Landmark or Landmark Community Bank contractual obligations, including termination fees, deferred compensation plans, change in control plans, employment contracts and termination agreements and (b) pay any outstanding and unpaid penalties, fines, levies, or costs imposed, issued, levied, adjudicated, or pronounced against Landmark or Landmark Community Bank.

Fidelity also agreed in the reorganization agreement that it will not do any of the following and will not permit any of its subsidiaries to do any of the following, except as contemplated by the reorganization agreement or as consented to by Landmark:
•
Take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	Take any action that is intended or may reasonably be expected to result in any of the conditions to closing not being satisfied;
•
Take any action that would be reasonably expected to prevent, materially impede, materially impact or materially delay the ability of the parties to obtain any necessary approvals of any governmental entity required for the consummation of the transactions contemplated by the reorganization agreement;

•
Take any action or fail to take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the reorganization agreement being or becoming untrue in any material respect;

•
Amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of Landmark common stock, or adversely affect the holders of Landmark common stock relative to other holders of Fidelity common stock;

•
Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use its reasonable best efforts to maintain and preserve intact their business organizations, assets and employees and relationships with customers, suppliers, employees, and business associates; or

•	Agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited above.
Fidelity also agreed that:
•
As of the effective time, all members of the board of directors of Landmark in office as of the effective time, will be offered the opportunity to serve for a period of not less than two (2) years on the currently existing Luzerne County market advisory board, subject to such compensation, authority, and policies established by The Fidelity Deposit and Discount Bank from time to time;

•
It shall take all commercially reasonable actions necessary for the shares of Fidelity common stock to be issued to the holders of Landmark common stock upon consummation of the merger to have been authorized for listing on Nasdaq, subject to official notice of issuance, provided Fidelity shall have used its reasonable best efforts to cause such authorization of listing on Nasdaq. Fidelity shall take all steps necessary for the shareholders of Fidelity to vote on the approval of the issuance of Fidelity’s shares of common stock under the Nasdaq Listing Agreement and Listing Rules; and

Fidelity and Landmark also agree to:
•
Prepare and provide accurate information for this proxy statement/prospectus and various regulatory filings, including the registration statement filed with the Securities and Exchange Commission by Fidelity covering the securities to be issued in the merger;

•
Cooperate with each other and use their commercially reasonable best efforts to promptly obtain and comply with all governmental approvals required for the merger, provided that such efforts do not require it to take any action that would reasonably be expected to have a material adverse effect, as defined in the reorganization agreement;

•	Use their reasonable best efforts to take all action necessary or desirable to permit completion of the merger as soon as practicable;
•	Not to take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the merger;
•
Advise the other of any change or event having a material adverse effect on it (as defined in the reorganization agreement) or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, or covenants set forth in the reorganization agreement;

•
Cause one or more of its designated representatives to confer on a weekly or such other basis as mutually determined, regarding their financial conditions, operations and business and matters relating to the completion of the transactions contemplated by the reorganization agreement;

•
Within 120 days of the date of the reorganization agreement, permit Fidelity, at its own expense, to cause a “Phase I Environmental Audit” to be performed at any physical location owned or occupied by Landmark and Landmark shall take commercially reasonable steps to assist Fidelity in conducting any such Phase I Environmental Audit.

•
To the extent required by law, regulation, or by Landmark’s or Landmark Community Bank’s policies and procedures, Landmark and Landmark Community Bank shall obtain any environmental audit, report or study not previously obtained at Landmark’s or Landmark Community Bank’s expense.

•
Landmark will take all action necessary to properly call, convene and hold a special meeting of its shareholders to consider and vote upon a proposal to approve and adopt the reorganization agreement and the transactions contemplated thereby;

•
That Landmark’s boards of directors will recommend that its shareholders approve and adopt the reorganization agreement and the transactions contemplated thereby and not withdraw, modify or change in any manner adverse to the other party such favorable recommendation. However, Landmark’s board of directors may withdraw, modify or qualify such recommendation if it determines, in good faith after consultation with its legal and financial advisers, that the failure to do so may constitute a breach of its fiduciary duties;

•
Cooperate in the preparation and distribution of any press release related to the reorganization agreement and the transactions contemplated thereby, and any other public disclosures. However, nothing shall prohibit either party from making any disclosure which its counsel deems necessary under applicable law;

•
Maintain, and cause its subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business;

•
Maintain, and cause its subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered in accordance with the reorganization agreement;

•
Timely file all federal, state, and local tax returns required to be filed by it or its respective subsidiaries and timely pay all taxes due, and Landmark shall terminate all tax sharing agreements or arrangements among it and its subsidiaries as of the effective time of the merger;

•
In the event of the imposition of any materially burdensome regulatory condition in connection with the regulatory approvals, Fidelity shall use its commercially reasonable best efforts to obtain the removal of any such condition and Landmark shall use its commercially reasonable best efforts to assist Fidelity in this regard; and

•
Landmark may adopt, in consultation with and approval of Fidelity, a retention plan in an amount not to exceed $250,000. Landmark and Fidelity shall mutually agree with respect to the identification of such employees and the timing and amount of the payment of any such retention bonus.

Indemnification and Insurance
Subject to certain limitations and unless restricted by law, statute, or regulatory order or pronouncement, for a period of six (6) years from and after the effective time of the merger, Fidelity has agreed to indemnify each person entitled to indemnification under the charter or bylaws of Landmark and/or Landmark Community Bank from and of Landmark and/or Landmark Community Bank against all indemnifiable liabilities arising out of actions or omissions occurring at or prior to the Effective Time.
Fidelity has also agreed to make an application for and purchase, to the extent a policy can be obtained, a directors’ and officers’ liability insurance policy providing coverage amounts not less than the coverage amounts provided under the Landmark directors’ and officers’ liability insurance policy in effect as of February 25, 2021 and on terms generally no less favorable. Such policy shall cover persons who are currently covered by the Landmark insurance policies for a period of six (6) years after the effective time of the merger. However, Fidelity shall not be obligated to make annual premium payments for such six (6) year period which exceed 200% of the annual premium payment as of February 25, 2021 (the “maximum amount”). If the amount of the premiums necessary to procure such insurance coverage exceeds the maximum amount, Fidelity shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the maximum amount.
No Solicitations of Other Transactions
So long as the reorganization agreement remains in effect, Landmark shall not and shall not authorize or permit any of its directors, officers, employees, agents or shareholders, to directly or indirectly:
1.	solicit, initiate or encourage any inquiries relating to, or the making of any proposal which relates to, an acquisition proposal;
2.	recommend or endorse an acquisition proposal;
3.	participate in any discussions or negotiations regarding an acquisition proposal;
4.	provide any third party (other than Fidelity) with any nonpublic information in connection with any inquiry or proposal relating to an acquisition proposal; or
5.	enter into an agreement with any other party with respect to an acquisition proposal.
Landmark will notify Fidelity if any inquiries or proposals relating to an acquisition proposal are received or any such negotiations or discussions are sought to be initiated or continued.
Notwithstanding the foregoing, the board of directors of Landmark may respond to, in a manner it deems appropriate, recommend or endorse, participate in any discussions, provide any third party with nonpublic information, or enter into an agreement regarding, unsolicited inquiries relating to an acquisition proposal, in each case, if the Landmark board of directors shall have determined, in good faith after consultation with its legal and financial advisors, that the failure to do so would reasonably likely result in a breach of their fiduciary duties.

Under the terms of the reorganization agreement, an “acquisition proposal” means any inquiry, proposal, indication of interest, term sheet, offer, signed agreement or disclosure of an intention to do any of the foregoing from any person or group of persons, except Fidelity and its subsidiaries, whether or not in writing, relating to, contemplating or that could reasonably be expected to lead to any:
1.
merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Landmark or any of its subsidiaries, where the assets, revenue or income of such subsidiary constitutes more than 20% of the consolidated assets, net revenue or net income of Landmark;

2.
sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (including for this purpose the outstanding capital stock of any Landmark subsidiary and the capital stock of any entity surviving any merger or business combination involving any Landmark subsidiary) and/or liabilities where the assets being disposed of constitute 20% or more of the consolidated assets or revenue of Landmark or any of its subsidiaries taken as a whole, either in a single transaction or series of transactions; or

3.
direct or indirect purchase or other acquisition or tender offer or exchange offer that, if consummated, would result in a person or group of persons acting in concert beneficially owning 20% or more (excluding any person or group of persons beneficially owning 20% on the date of the reorganization agreement, but only in connection with shares beneficially owned as of such date and not shares that may be acquired after such date, when added to shares previously held, the total shares would exceed the 20% beneficial ownership amount) of the outstanding shares of the common stock of Landmark or any of its subsidiaries where the subsidiary represents more than 20% of the consolidated assets or revenue of Landmark.

Dividends and Authorization to Pay Dividends
Prior to the effective time of the merger, Landmark and Fidelity will coordinate the declaration, payment and record dates of any regular quarterly dividends so that holders of Landmark common stock do not receive two dividends, or fail to receive one dividend, for any quarter.
Conditions to Merger
Fidelity’s and Landmark’s obligations to complete the merger are subject to the satisfaction of various conditions at or prior to the closing date of the merger, including the following:
•	Landmark’s shareholders must approve and adopt the reorganization agreement;
•	The representations and warranties of each party to the reorganization agreement must be true and correct in all material respects as of February 25, 2021, and as of the closing date of the merger;
•	All obligations required to be performed by each party under the reorganization agreement have been performed in all material respects at or prior to the closing date of the merger;
•
All requisite approvals and consents must be obtained, and any related regulatory waiting periods must have expired, and no such approval or consent shall have imposed any materially burdensome regulatory condition;

•
There must be no order, decree, or injunction in effect preventing the completion of the transactions contemplated by the reorganization agreement, and no statute, rule, regulation, order, injunction or decree which prohibits or makes illegal the completion the merger;

•
Opinions from Fidelity’s and Landmark’s respective special legal counsels that the merger will be treated as a reorganization within the meaning of section 368(a) of the Code have been received. See “Proposal 1: The Merger - Terms of the Merger – Material U.S. Federal Income Tax Consequences of the Merger;”

•
The registration statement must be effective, and any required approvals of state securities agencies must have been obtained and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the registration statement;

•
The shares of Fidelity common stock to be issued in the merger shall have been approved for listing on Nasdaq and shall have received the requisite approval for issuance by the shareholders of Fidelity;

•	All requisite corporate action shall have been taken by Fidelity such that the Landmark nominee can commence as a director of Fidelity immediately after the effective time of the merger;
•
All consents and authorizations of landlords and other third parties that are necessary to permit the merger to be consummated without the violation of any lease or other material agreement must have been received;

•
No penalties, fines, levies or costs shall have been imposed, levied, issued against, or pronounced by any bank regulator upon Landmark, Landmark Community Bank or their directors or officers that has not been paid in full and all terms and conditions thereof satisfied;

•	Fidelity shall have received an affiliate letter from the Landmark nominee, which letter shall be in customary form and have such other provisions as Fidelity may reasonably require;
•	The holders of no more than 5% of Landmark’s issued and outstanding shares seek to perfect their dissenters’ rights; and
•
No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent, or otherwise), operations, business prospects, liquidity, income or financial condition of Fidelity and Landmark or either’s subsidiaries, which has had or would reasonably be likely to have, individually or in the aggregate, a material adverse effect must have occurred.

Under the terms of the reorganization agreement, a “material adverse effect” means with respect to a party to the reorganization agreement, any state of facts, changes, circumstances, events, effects, conditions, occurrences, actions, or omissions individually or in the aggregate with other facts, changes, circumstances, events, effects, conditions, occurrences, actions, or omissions that:
1.
has or would be reasonably expected to be material and adverse to the business, operations, assets, liabilities, financial condition, results of operations, or business prospects of such party on a consolidated basis, or

2.
would materially impair the ability of such party or its subsidiary to perform its respective obligations under the reorganization agreement or otherwise materially threaten or materially impede the consummation of the merger and other transactions contemplated hereby by the reorganization agreement, other than any change, circumstance, event, effect, condition, occurrence, action or omission relating to:

a.
changes in general economic or political conditions affecting banking institutions generally, including, but not limited to, changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, but not if such changes disproportionally affect Landmark or Fidelity when compared to other banking institutions;

b.
any change in GAAP or applicable law, regulation or the interpretation thereof by courts or governmental entities that does not disproportionately affect such party and its subsidiaries taken as a whole relative to other participants (including the other party) in the industry;

c.
any action or omission of a party (or any of its subsidiaries) taken pursuant to the terms of the reorganization agreement or taken or omitted to be taken with the express written permission of the other party;

d.	any effect with respect to a party hereto caused, in whole or in substantial part, by the other party or as a result of compliance with the requirements of the reorganization agreement;
e.
reasonable expenses, including expenses associated with the retention of legal, financial, or other advisors, incurred by Landmark or Fidelity in connection with the negotiation, execution and delivery of the reorganization agreement and the consummation of the transactions contemplated hereby; and

f.	changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or any act of terrorism, war (whether or not declared), national disaster or any national or international calamity affecting the United States, declarations of any national or global epidemic, pandemic or disease outbreak (including COVID-19), or the material worsening of such conditions threatened or existing that does not disproportionately affect such party and its subsidiaries, taken as a whole, relative to other participants in the industry, in the United States (including the other party), and, with respect to any party, means the imposition or consent to a formal enforcement action by or with any bank regulator, including, but not limited to, a consent order or cease and desist order.
Except for the requirements of Landmark shareholder approval, regulatory approvals, and the absence of any order, decree, or injunction preventing the transactions contemplated by the reorganization agreement, Fidelity and Landmark each may waive each of the conditions described above in the manner and to the extent described in “Proposal 1: The Merger—Terms of the Merger—Amendment; Waiver.”
Amendment; Waiver
Subject to applicable law, at any time prior to the consummation of the transactions contemplated by the reorganization agreement, Fidelity and Landmark may:
1.	amend the reorganization agreement;
2.	extend the time for the performance of any of the obligations or other acts of either Fidelity or Landmark;
3.	waive any inaccuracies in the representations and warranties contained in the reorganization agreement or in any document delivered pursuant to the reorganization agreement; or
4.	waive compliance with any of the agreements or conditions contained in the provisions of the reorganization agreement relating to the covenants of Fidelity and Landmark.
However, any amendment, extension or waiver granted or executed after shareholders of Landmark have approved the reorganization agreement shall not modify either the amount or the form of the merger consideration to be provided to holders of Landmark common stock upon consummation of the merger or otherwise materially adversely affect the shareholders of Landmark or Fidelity without the approval of the shareholders who would be so affected.
Termination
The reorganization agreement may be terminated on or at any time prior to the closing date of the merger:
1.	by the mutual written consent of the parties to the reorganization agreement;
2.	by Fidelity or Landmark:
a.
if the merger has not occurred on or before December 31, 2021, unless the failure of the merger to occur is due to the failure of the party seeking to terminate the reorganization agreement to perform its covenants and agreements required by the reorganization agreement; or

b.
if any governmental agency issues a final unappealable administrative order which would not permit satisfaction of the closing conditions to the merger under the reorganization agreement, unless it is due to the failure of the party seeking to terminate the reorganization agreement to perform its covenants and agreements required by the reorganization agreement;

3.
by Landmark if Fidelity has, or by Fidelity if Landmark has, breached (i) any covenant or undertaking contained in the reorganization agreement or (ii) any representation or warranty contained in the reorganization agreement, which would have a material adverse effect (as defined in the reorganization agreement) on the breaching party, and such breach has not been substantially cured by the earlier of 30 days after the written notice of the breach is given to the breaching party or the effective time of the merger unless the breach no longer causes a material adverse effect;

4.
by either party if Landmark’s shareholders did not approve and adopt the reorganization agreement at the Landmark special meeting unless prior to such shareholder vote, the board of directors of Landmark withdrew, modified or changed in a manner adverse to Fidelity its approval or recommendation of the reorganization agreement, in which event only Fidelity would be able to terminate under this provision;

5.
by either party, subject to certain conditions, if Landmark’s board of directors shall have determined in good faith after consultation with its legal and financial advisers, taking into account, all relevant factors including, without limitation all legal, financial, regulatory and other aspects of an unsolicited acquisition proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, that failure to agree to or endorse the acquisition proposal and terminate the reorganization agreement would, or would reasonably likely, result in a breach of the fiduciary duties of Landmark’s board of directors under applicable law. However, the reorganization agreement may only be terminated by Landmark after giving notice to Fidelity and negotiating with Fidelity in good faith to make adjustments to the reorganization agreement so that the Landmark board of directors no longer believes that it has to terminate the reorganization agreement in order to comply with its fiduciary duties; or

6.
by Landmark, if at any time during the five (5) business day period commencing with the determination date (the seventh calendar day immediately preceding the closing date), if both of the following conditions are satisfied:

a.
the number obtained by dividing the average closing per share price of Fidelity’s common stock for the 10 trading days immediately preceding and including the determination date (the seventh calendar day immediately preceding the closing date) by $55.031 (the “Fidelity ratio”) is less than $44.025 (which is 80% of $55.031); and

b.
the Fidelity ratio is less than the number obtained by dividing (A) the average closing prices of the KBW Nasdaq Bank Index for the 10 trading days immediately preceding and including the determination date, by (B) 112.509, the average closing prices of the KBW Nasdaq Bank Index for the 10 trading days immediately preceding February 25, 2021 (the “index ratio”), and subtracting (C) 0.20 from the result.

However, if Landmark chooses to exercise this termination right, Fidelity has the option, within five business days of receipt of notice from Landmark, to adjust the merger consideration and prevent termination under this provision.
If the merger is terminated pursuant the reorganization agreement, the reorganization agreement will be void except for provisions relating to the confidentiality of information furnished to either Fidelity or Landmark during the course of the merger and provisions relating to the expenses associated with the merger. There will be no further liability on the part of Fidelity or Landmark to the other, except for any liability arising out of any uncured willful material breach of any covenant or other agreement contained in the reorganization agreement or any fraudulent breach of a representation or warranty.
Expenses
Except as described below, each party will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the reorganization agreement, including fees and expenses of its own financial consultants, accountants and counsel.
If the reorganization agreement is terminated as a result of any breach of a representation, warranty, covenant, or other agreement of Fidelity or Landmark, which breach would have a material adverse effect on the breaching party, and where such breach has not been substantially cured within 30 days of notice, and on such date the breach continues to constitute a material adverse effect, the non-terminating party will be liable to the other party for actual out-of-pocket costs and expenses, including the reasonable fees and expenses of financial consultants, accountants, and legal counsel, incurred by the other party up to a maximum amount of $400,000. Except in the event of a willful or fraudulent breach by the non-terminating party, the payment of expenses will be the exclusive remedy and upon delivery of such payment, the non-terminating party will have no further obligations to the terminating party pursuant to the reorganization agreement.

Termination Fee
If Landmark fails to complete the merger after the occurrence of one of the following events, and Fidelity is not in material breach of the reorganization agreement, Landmark will pay Fidelity a fee of $1.75 million:
1.
Landmark concludes in good faith, after consultation with its legal and financial advisers, that it must agree to or endorse an acquisition proposal (as defined in the reorganization agreement) and terminate the reorganization agreement in order to comply with its fiduciary responsibilities;

2.	another person, other than Fidelity, enters into an agreement, letter of intent, or memorandum of understanding with Landmark which relates to an acquisition proposal;
3.	Landmark authorizes, recommends or publicly proposes, or publicly announces an intention to authorize, recommend, or propose an agreement to enter into an acquisition proposal with another party;
4.	Landmark’s shareholders fail to approve and adopt the reorganization agreement, or the special meeting of shareholders is cancelled, if prior to the shareholder vote or cancellation:
a.	Landmark’s board of directors recommends that the Landmark shareholders approve or accept an acquisition proposal with any other person other than Fidelity; or
b.	Landmark’s board of directors fails to call, give notice of, convene and hold a special meeting of shareholders to vote on the merger and reorganization agreement; and
in the case of both a and b above, prior to the shareholder vote or cancellation, any person, publicly announces its intention to make an acquisition proposal of that party and has not publicly withdrawn the announcement at least twenty (20) days prior to the Landmark meeting of shareholders.
Regulatory Approvals
Completion of the transaction is subject to the prior receipt of all consents or approvals of federal and state regulatory authorities required to complete the merger of Fidelity and Landmark. As of the date of this proxy statement/prospectus, appropriate applications for approval have been or will be filed with the appropriate regulatory authorities. Fidelity and Landmark have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transaction. Approvals must be obtained from the Federal Reserve Board; the FDIC, the primary federal regulator of state-chartered banks that are not members of the Federal Reserve System; and the Pennsylvania Department of Banking and Securities, the primary regulator of Pennsylvania-chartered deposit-taking institutions. The merger cannot proceed in the absence of the required regulatory approvals.
Management after the Merger
Following completion of the merger, the then-current directors and executive officers of Fidelity will continue in office. In connection with the closing of the merger, the reorganization agreement provides that Fidelity and The Fidelity Deposit and Discount Bank will expand the size of their respective boards of directors by one (1) member and, effective as of the effective time of the merger, will appoint Paul C. Woelkers, who currently serves as a director of Landmark and Landmark Community Bank to serve as a director of Fidelity and The Fidelity Deposit and Discount Bank. Mr. Woelkers will be appointed as a Class A director for Fidelity whose term will expire at the 2024 annual meeting of shareholders. Under the terms of the reorganization agreement, if the proposed nominee becomes ineligible or not available to serve on the boards of directors of Fidelity and The Fidelity Deposit and Discount Bank, then Landmark and Fidelity shall mutually agree upon another person who meets the requirements of Fidelity’s articles of incorporation, bylaws, regulatory requirements, and listing standards. Santo A. Insalaco, who currently serves as Chairman of the Board of Directors of Landmark and Landmark Community Bank, will be appointed as a Director Emeritus of Fidelity to serve in accordance with Fidelity’s bylaws
For more information, see “Proposal 1: The Merger—Interests of Directors and Executive Officers in the Merger.”

Employment; Severance
Fidelity will use its best efforts to continue the employment of all current employees in positions that will contribute to the successful performance of the combined organization. Subject to execution of a customary form of release, Fidelity agrees to provide severance pay to any active employee of Landmark and Landmark Community Bank whose employment is terminated within twelve (12) months after the effective time as a result of the merger.
The severance payment will be made if (1) the employee’s position is eliminated or (2) such employee is not offered or retained in comparable employment. Fidelity will not pay severance pay to any employee (1) who is being paid under an existing employment, change in control agreement, severance agreement, or other agreement, (2) whose employment is terminated for cause, or (3) who voluntarily leaves employment with Landmark or Landmark Community Bank or The Fidelity Deposit and Discount Bank. A Landmark or Landmark Community Bank employee who is offered a position with The Fidelity Deposit and Discount Bank which would require such employee to relocate more than twenty-five (25) miles from his or her regular place of employment, who does not accept such offer of employment, shall be deemed to have been terminated and be eligible to receive severance pay. For those employees not subject to individual change in control or employment agreements shall receive severance equal to two (2) weeks’ pay for each full year of continuous service with a minimum severance benefit of four (4) weeks’ pay and a maximum severance benefit of twenty-six (26) weeks’ pay. Terminated employees will have the right to continue coverage under COBRA. During the severance payment term or until the employee is enrolled in another health plan, whichever occurs first, Fidelity will continue to pay the employer’s share of medical benefits that it pays for its employees generally, provided that the COBRA coverage period shall run concurrently with the period that Fidelity or its subsidiaries pay the employer’s share of health coverage.
Employee Benefits
Fidelity and its subsidiaries agree to honor all vested or accrued benefit obligations to, and contractual rights of Landmark’s current and former employees, including, without limitation, any benefits or rights arising as a result of the transactions contemplated by the reorganization agreement (either alone or in combination with any other event). Landmark or Landmark Community Bank shall amend, freeze, merge or terminate any Landmark benefit plan effective before the effective time of the merger at the request of Fidelity, provided any such action shall be in compliance with applicable laws.
Fidelity or its Subsidiaries shall provide Landmark’s and Landmark Community Bank’s employees who become employees of Fidelity or its subsidiaries credit for all years of service with Landmark or any of its subsidiaries and predecessors, prior to the effective time of the merger, for the purpose of eligibility to participate and vesting in employee benefit plans of Fidelity or its subsidiaries, and to the extent such information is provided to Fidelity by Landmark, cause to be credited any deductibles incurred by Landmark and Landmark Community Bank employees and their beneficiaries and dependents during the portion of the calendar year prior to their participation in the benefit plans of Fidelity after the effective time with the objective that there be no double counting during the year in which the effective time occurs of such deductible.
Interests of Directors and Executive Officers in the Merger
When considering the recommendation of the Landmark board of directors in connection with the reorganization agreement proposal, you should be aware that some of Landmark’s directors, executive officers and a former executive officer have interests that are in addition to, or different from, the interests of Landmark’s shareholders generally, which are described below. The Landmark board of directors was aware of these factors and considered them, among other matters in approving the reorganization agreement and the transactions contemplated by the reorganization agreement. Except as described below, to the knowledge of Landmark, the directors and executive officers of Landmark do not have any material interest in the merger apart from their interests as shareholders of Landmark. As described in more detail below, these interests include (1) the share ownership of the directors and executive officers in Landmark, (2) Mr. Woelkers will become a member of the boards of directors of Fidelity and The Fidelity Deposit and Discount Bank and receive compensation in connection with his service on such boards, (3) Mr. Insalaco will be appointed as a Director Emeritus to serve in accordance with Fidelity’s bylaws, (4) Mr. Sowinski, Interim President and Chief Executive Officer, will receive cash severance under his employment agreement with Landmark and will receive a retention bonus as a result of the merger; (5) provisions in the reorganization agreement relating to continued indemnification and insurance coverage by Fidelity for acts or omissions occurring prior to the merger; and (6) Thomas V. Amico, the former president and chief executive officer of Landmark, will receive cash severance under his severance agreement with Landmark as a result of the merger.
None of Fidelity’s executives and employees will receive change in control related payments or benefits since the merger does not constitute a change in control for the purposes of Fidelity’s employment agreements, change in control agreements, equity incentive plans, and the variable compensation plan.
Share Ownership
As of May 3, 2021, the record date for the Landmark special meeting, the directors and executive officers of Landmark may be deemed to be the beneficial owners of 1,214,162 shares, representing 50.96% of the outstanding shares of Landmark common stock.
Treatment of Stock Options
The reorganization agreement provides that at the effective time of the merger, each option to purchase shares of Landmark common stock outstanding and unexercised shall be redeemed for cash in an amount equal to the number of shares of Landmark common stock covered by such option multiplied by the amount, if any, in excess of $18.05 less the exercise price per share of the option. As of May 3, 2021, there were 10,000 exercisable, fully vested options to purchase Landmark common stock. If all such options remain outstanding at the effective time, Fidelity would pay the holders of such options approximately $69,250 in the aggregate.
Merger-Related Executive Compensation for Landmark’s Named Executive Officers
This section sets forth the information regarding compensation for each executive officer of Landmark that is based on or otherwise relates to the merger. The table sets forth the maximum amount payable to Mr. Sowinski under his retention agreement upon his termination of employment with Fidelity and The Fidelity Deposit and Discount Bank after the merger. More information about Mr. Sowinski’s retention agreement is set forth below. This table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.
Name/Title	Agreement	Cash ($)(1)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(2)	Tax Reimbursements ($)	Other ($)	Total ($)(3)
Michael J. Sowinski Interim President and Chief Executive Officer	Employment Agreement	$164,862	—	$13,981	—	—	$178,843
	Retention Payment	$100,000	—	—	—	—	$100,000
	Stock Options	$30,975	—	—	—	—	$30,975
(1)
The estimated payment for Mr. Sowinski is based upon his employment agreement under which the payment is made under circumstances meeting the requirements of the employment agreement. Pursuant to his employment agreement, he is entitled to an amount equal to one (1) time his annual base salary paid in 12 equal monthly installments following his termination of employment following a change in control. The estimated payment of Mr. Sowinski’s retention payment in one lump sum is predicated on him being employed with Landmark at the effective time of the merger. The estimated retention payment for Mr. Sowinski is in addition to his current salary. The estimated cash payable to Mr. Sowinski’s for his stock options to purchase Landmark common stock is based on his current holdings of 1,500 vested stock options with an exercise price of $12.00 per share and 3,000 vested options with an exercise price of $10.75 per share.

(2)
Amounts represent estimated premiums for continuation of all life, disability, medial insurance and other normal health and welfare benefits for a period of one year as provided by his employment agreement following his termination of employment following a change in control.

(3)
Amounts payable under the employment agreements are subject to reduction, if necessary, to limit the payment to the maximum amount payable under 280G of the Code without the imposition of an excise tax under section 4999 of the Code.

Sowinski Employment Agreement
As referenced in the chart above, Mr. Sowinski is party to an employment agreement, dated as of December 22, 2015 (as amended March 1, 2019). The employment agreement provides for a payment equal to one (1) time his annual base salary paid in 12 equal monthly installments if his employment is terminated following a change in control, minus applicable taxes and withholdings, subject to potential delay pursuant to Section 409A of the Code. The merger constitutes a change in control for the purposes of the employment agreement. In addition, for a period of one year from the date of termination or until he secures substantially similar benefits through other employment, Mr. Sowinski will receive continuation of all life, disability, medial insurance and other normal health and welfare benefits.
Sowinski Retention Payment
It is expected that Mr. Sowinski will remain in the employment of Landmark and Landmark Community Bank until the effective time of the merger. As an incentive for Mr. Sowinski to remain with Landmark through the effective time and ensure that an efficient transition to Fidelity at that time and provided that Mr. Sowinski remains employed at the effective time, he is expected to receive a retention payment of $100,000 immediately prior to the effective time, minus applicable taxes and withholdings. During that period, Mr. Sowinski will continue to receive his current salary.
Regional Advisory Board
The Fidelity Deposit and Discount Bank currently has a regional advisory board for the Luzerne County Market in which Landmark operates. All members of the board of directors of Landmark in office at the effective time will be offered the opportunity to serve on the advisory board subject to such compensation, authority, and policies established by The Fidelity Deposit and Discount Bank from time to time.
Indemnification and Insurance of Directors and Officers
Subject to certain limitations and unless restricted by law, statute, or regulatory order or pronouncement, for a period of six (6) years from and after the effective time of the merger, Fidelity has agreed to indemnify each person entitled to indemnification under the charter or bylaws of Landmark and/or Landmark Community Bank from and of Landmark and/or Landmark Community Bank against all indemnifiable liabilities arising out of actions or omissions occurring at or prior to the effective time. Provided however, (i) Fidelity shall not be required to indemnify such persons against civil monetary penalties, or fines, imposed or levied by any bank regulator, including but not limited to payments prohibited under federal banking regulations, (ii) if the indemnified person whose expenses are advanced provides an undertaking (in reasonably and customary form) to repay to Fidelity such advances if it is ultimately determined that such indemnified person is not entitled to indemnification, Fidelity shall advance expenses to the fullest extent permitted in accordance with Landmark and/or Landmark Community Bank’s articles of incorporation and bylaws, and (iii) all rights to indemnification and advancement of expenses asserted within such six-year period shall continue until the final disposition of the underlying claim, action, suit, investigation or proceeding.
Fidelity has also agreed to make an application for and purchase, to the extent a policy can be obtained, a directors’ and officers’ liability insurance policy providing coverage amounts not less than the coverage amounts provided under the Landmark directors’ and officers’ liability insurance policy in effect as of February 25, 2021 and on terms generally no less favorable. Such policy shall cover persons who are currently covered by the Landmark insurance policies for a period of six (6) years after the effective time of the merger. However, Fidelity shall not be obligated to make annual premium payments for such six (6) year period which exceed 200% of the annual premium payment as of February 25, 2021 (the “maximum amount”). If the amount of the premiums necessary to procure such insurance coverage exceeds the maximum amount, Fidelity shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the maximum amount.
Former Executive Officer Severance Payment
Pursuant to his severance agreement with Landmark, Mr. Amico, former President and Chief Executive Officer, received a payment of $250,000, less all relevant taxes and other withholdings, within five (5) business days following the public announcement of the merger. In addition, pursuant to the severance agreement, he is entitled to receive an additional payment of $250,000, less all relevant taxes and other withholdings, within five (5) business days following the closing of the merger.

Voting Agreements
As a condition to entering into the reorganization agreement, each of the directors and certain current and former executive officers of Landmark and Landmark Community Bank entered into an agreement pursuant to which each such director or executive officer agreed to vote all of his or her shares of Landmark common stock in favor of the reorganization agreement. The form of voting agreement is attached as Exhibit A to Annex A of this document. The voting agreements may have the effect of discouraging persons from making a proposal for an acquisition transaction involving Landmark. The following is a brief summary of the material provisions of the voting agreements:
•
The directors and executive officers agreed, among other things, to vote, or cause to be voted, (a) for approval and adoption of the reorganization agreement and the transactions contemplated thereby, and (b) against any action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the transaction contemplated in the reorganization agreement, all shares over which they exercise sole or shared voting power, including those held in a voting trust jointly with other persons, to be voted in the same manner; and

•	The directors and executive officers agreed not to sell, transfer, or otherwise dispose of their Landmark common stock, as applicable, subject to certain exceptions.
Accounting Treatment
The accounting principles to this transaction as described in Financial Accounting Standards Board Accounting Standards Codification 805 (“ASC 805”) provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: a) identifying the acquirer; b) determining the acquisition date, c) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and d) recognizing and measuring goodwill or a gain from a bargain purchase.
The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Fidelity will record at fair value the identifiable assets acquired and the liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.
Material U.S. Federal Income Tax Consequences of the Merger
Subject to the limitations, assumptions, and qualifications as discussed herein, in the opinion of each of Bybel Rutledge and Pillar+Aught, the following summary generally describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Landmark’s common stock. We have not sought and do not intend to seek any rulings from the IRS regarding the matters discussed below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below. Tax considerations under state, local and foreign laws, under federal laws other than those pertaining to federal income tax, and under federal laws applicable to alternative minimum taxes are not addressed in this proxy statement/prospectus.
This discussion, and the tax opinions referred to below, are based on the Code, its legislative history, current and proposed Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities rulings and decisions, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations which could affect the accuracy of the statements and conclusions set forth in this discussion. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.
This discussion addresses only those shareholders of Landmark who are U.S. holders and who hold their shares of Landmark common stock as capital assets within the meaning of Section 1221 of the Code and exchange those shares for the merger consideration in the merger. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances and does not address aspects of U.S. federal income taxation that may be applicable to U.S. holders subject to special treatment under the federal income tax laws including, for example, banks; financial institutions; tax-exempt organizations; insurance companies; dealers or brokers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; S corporations, partnerships or other pass-through entities (or investors or owners in S corporations, partnerships or other pass-through entities); mutual funds; retirement plans, individual retirement accounts or other tax deferred accounts; holders of Landmark common stock subject to the alternative minimum tax provisions of the Code; regulated investment companies, real estate investment trusts, controlled foreign corporations; passive foreign investment companies; persons who hold their respective shares of Landmark common stock as part of a “hedge,” “straddle,” “constructive sale,” or “conversion transaction” (as such terms are used in the Code) or other risk management transaction; U.S. expatriates or former citizens or residents of the United States; holders of Landmark common stock whose functional currency is not the U.S. dollar; persons who are not U.S. holders; persons who purchased their shares of Landmark common stock as part of a wash sale; or holders required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes with respect to Fidelity common stock as a result of such item being taken into account in an applicable financial statement; or persons who acquired their Landmark common stock as compensation or through a tax qualified retirement plan, or who held or acquired their Landmark common stock through an employee stock ownership plan or dividend reinvestment plan). In addition, this discussion does not address the tax consequences to holders of Landmark common stock who exercise appraisal and/or dissenter’s rights. Further, this discussion does not consider any aspect of state, local, or foreign taxation or any aspects of U.S. federal tax law (such as the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, the alternative minimum tax, or estate or gift tax laws) other than federal income tax law.
For purposes of this discussion, a Landmark shareholder is a “U.S. holder” if the shareholder beneficially owns Landmark common stock and for U.S. federal income tax purposes is:
•	an individual who is a citizen or resident of the United States for federal income tax purposes;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;
•
a trust, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust for U.S. federal income tax purposes has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.
If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Landmark common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Landmark common stock, and any partners in such partnership, should consult their own tax advisors.
It is a condition to the closing of the merger that Fidelity receive the opinion of its special counsel, Bybel Rutledge, and that Landmark receive the opinion of its special counsel, Pillar+Aught, substantially to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Fidelity and Landmark), the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The condition is waivable, and in such case, Fidelity and Landmark will undertake to recirculate appropriate soliciting material and resolicit the votes of their respective shareholders if the condition is waived by either party and the change in the tax consequences is material. The tax opinions are not binding on the IRS or the courts, and neither Fidelity nor Landmark intends to request a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.
This discussion is not intended to be tax advice to any particular holder of Landmark common stock. Tax matters regarding the merger are complicated, and the tax consequences of the merger to you will depend on your particular situation and on factors that are not within the control of Fidelity, The Fidelity Deposit and Discount Bank, Landmark, or Landmark Community Bank. Landmark shareholders are urged to consult their tax advisors with respect to their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, state, local, or foreign and other tax laws and of changes in those laws and other consequences to them of the merger.
U.S. Federal Income Tax Consequences of the Merger Generally
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If, as intended, the merger qualifies as a reorganization, the material U.S. federal income tax consequences of the merger will be as follows:
Exchange of Landmark common stock for Fidelity common stock and cash
A U.S. holder that exchanges shares of Landmark common stock for shares of Fidelity common stock and cash generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Fidelity common stock received pursuant to the merger over such shareholder’s adjusted tax basis in the shares of Landmark common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and loss realized on one block of shares may not be used to offset gain realized on another block of Landmark shares. Any recognized gain generally will be long-term capital gain if the Landmark shareholder’s holding period with respect to the Landmark common stock surrendered is more than one year. However, the cash received may be treated as a dividend if the receipt of the cash has the effect of the distribution of a dividend for United States federal income tax purposes (under Sections 302 and 356 of the Code).
The aggregate tax basis of Landmark common stock received by a Landmark shareholder that exchanges his or her shares of Landmark common stock for Fidelity common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Landmark common stock surrendered for Fidelity common stock and cash, reduced by the amount of cash received by the Landmark shareholder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the Landmark shareholder on the exchange. The holding period of the Fidelity common stock will include the holding period of the shares of Landmark common stock surrendered. If a Landmark shareholder has differing bases or holding periods in respect of his or her shares of Landmark common stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Fidelity common stock received in the exchange.
Additional Considerations – Recharacterization of Gain as a Dividend
In limited circumstances, all or part of the gain that a particular U.S. holder of Landmark common stock recognizes could be treated as dividend income rather than capital gain. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Landmark common stock, including the application of certain constructive ownership rules, U.S. holders of Landmark common stock should consult their own tax advisor regarding the potential tax consequences of the merger to them.
Cash received in lieu of a fractional share
Cash received by a U.S. holder of Landmark common stock in lieu of a fractional share of Fidelity common stock in the merger generally will be treated as having received such fractional share of Fidelity common stock pursuant to the merger and then having received cash in exchange for such fractional share of Fidelity common stock in the amount actually distributed in lieu of the fractional share. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Landmark common stock surrendered that is allocable to the fractional share of Fidelity stock it is treated as receiving as set forth above. The gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the fractional share (including the holding period of the shares of Landmark common stock surrendered therefor) is more than one year. The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting
If a U.S. holder receives cash in connection with the merger (including cash received in lieu of a fractional share), the holder may, under certain circumstances, be subject to information reporting and backup withholding.

Such a U.S. holder generally will not be subject to backup withholding if the U.S. holder: (1) provides an accurate taxpayer identification number, certifies that the U.S. holder is not subject to backup withholding on IRS Form W-9 (or substitute) and otherwise complies with all applicable requirements of the backup withholding rules; or (2) provides proof that the U.S. holder is otherwise exempt from backup withholding. Any amounts withheld from payments to a U.S. holder of Landmark common stock under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against such U.S. holder’s applicable U.S. federal income tax liability provided that the holder timely furnishes the required information to the IRS. U.S. holders of Landmark common stock should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.
Certain Reporting Requirements
All Landmark shareholders who receive Fidelity common stock as a result of the merger will be required to retain records pertaining to the merger and certain “significant holders” of Landmark common stock who hold at least 5% of the outstanding Landmark common stock (by vote or by value) immediately before the merger, or who own Landmark common stock with a tax basis of $1 million or more, will be required to file with their U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. The statement must set forth such holder’s adjusted tax basis in, and the fair market value of, the shares of Landmark common stock it surrendered in the merger, the date of the merger, and the name and employer identification numbers of Fidelity and Landmark, and such holder will be required to retain permanent records of these facts.
The foregoing discussion is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger and is not intended to be, and should not be construed as, tax advice. Landmark shareholders are strongly urged to consult with their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
Resales of Fidelity Common Stock
The shares of Fidelity stock to be issued to shareholders of Landmark under the reorganization agreement have been registered under the Securities Act of 1933 and may be freely traded without restriction by holders who will not be affiliates of Fidelity after the merger.
Mr. Woelkers, or another person who is appointed to the Fidelity board of directors, will be considered an affiliate of Fidelity after the merger. The appointed director may resell shares of Fidelity common stock received in the merger only if the shares are registered for resale under the Securities Act or an exemption is available. The appointed director may resell under the safe harbor provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. Each person deemed to be an affiliate will enter into an agreement with Fidelity providing that the person will not transfer any shares of Fidelity stock received in the merger, except in compliance with the Securities Act. Fidelity encourages any such person to obtain advice of securities counsel before reselling any Fidelity stock.
Dissenters’ Rights
General. Pennsylvania law provides that Landmark shareholders are entitled to object to and dissent from the reorganization agreement and demand payment for the otherwise determined fair value of their shares of Landmark common stock in accordance with the procedures under Subchapter D of Chapter 15 of the PBCL.
If you are a shareholder of Landmark and you are considering exercising your right to dissent, you should read carefully the provisions of Subchapter D of Chapter 15 of the PBCL, which is attached to this proxy statement/prospectus as Annex C. A discussion of the material provisions of the statute follows here. This discussion is qualified in its entirety by reference to the applicable dissenters’ rights provisions of Pennsylvania law. The discussion describes the steps that you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law. You are advised to consult legal counsel if you are considering the exercise of your dissenters’ rights. Failure to strictly comply with these procedures may result in the loss of these dissenters’ rights.

Before the day of the Landmark shareholders meeting, send any written notice or demand required concerning your exercise of dissenters’ rights to:
Landmark Bancorp, Inc.
2 South Main Street
Pittston, PA 18640
Attention: Richard A. Rose, Jr., Secretary
Fair Value. The term “fair value” means the value of a share of Landmark common stock immediately before the day of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger.
Notice of Intention to Dissent. If you wish to dissent, you must:
•	file a written notice with Landmark of your intention to demand payment of the fair value of your shares if the merger is completed, prior to the vote of shareholders on the merger at the meeting;
•	make no change in your beneficial ownership of stock from the date you give notice through the day of completion of the merger; and
•
refrain from voting your shares to approve and adopt the reorganization agreement (a failure to vote against approval and adoption of the reorganization agreement, however, will not constitute a waiver of dissenters’ rights).

Shareholders considering exercising dissenters’ rights should recognize that the fair value could be more than, the same as or less than the merger consideration offered by Fidelity that they would be entitled to receive under the terms of the merger if they do not exercise dissenters’ rights with respect to their shares.
Opinions of investment banking firms as to the fairness from a financial point of view of consideration received in a merger are not opinions as to, and do not address in any respect, fair value under the PBCL.
Only a record holder of shares of Landmark stock is entitled to assert dissenters’ rights with respect to the shares registered in such holder’s name. A beneficial owner who is not a record holder and who wishes to exercise dissenters’ rights may do so only if he or she submits a written consent of the record holder with his or her demand for payment (the demand for payment is described below). Accordingly, beneficial owners are advised to consult promptly with the appropriate record holder as to the timely exercise of dissenters’ rights.
A record holder, such as a broker or depository nominee, who holds shares as a nominee for others may exercise dissenters’ rights with respect to all of the shares held for one or more beneficial owners, while not exercising such rights for other beneficial owners. The demand for payment (which is described below) must show the name and address of the person or persons on whose behalf the dissenters’ rights are being exercised. A beneficial owner may not assert dissenters’ rights with respect to some but less than all shares owned by him or her, whether or not all of the shares so owned by him or her are registered in his or her name.
Neither delivery of a proxy nor a vote against approval and adoption of the reorganization agreement satisfies the necessary written notice of intention to dissent.
Notice to Demand Payment. If the merger is approved by the required vote of shareholders, Landmark will mail a notice to all dissenters who gave due notice of intention to demand payment and who did not vote for approval and adoption of the reorganization agreement. The notice will state where and when you must deliver a written demand for payment and where you must deposit certificates for stock in order to obtain payment. The notice will include a form for demanding payment and a copy of the law. The time set for receipt of the demand for payment and deposit of stock certificates will be not less than 30 days from the date of mailing of the notice.
Failure to Comply with Notice to Demand Payment, etc. You must take each step in the order above and in strict compliance with the statute to maintain your dissenters’ rights. If you fail to follow the steps, you will lose your right to dissent, and your shares of Landmark common stock will be converted into the right to receive the merger consideration in accordance with the reorganization agreement.

Payment of Fair Value of Shares. Promptly after the consummation of the merger, or upon timely receipt of demand for payment if the merger already has taken place, Fidelity, as successor to Landmark, will send dissenters who have deposited their stock certificates the amount that Fidelity estimates to be the fair value of the shares or give written notice that no remittance will be made. The remittance or notice will be accompanied by:
•
a closing balance sheet and statement of income of Landmark for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements;

•	a statement of Fidelity’s estimate of the fair value of the Landmark stock; and
•	a notice of the right of the dissenter to demand supplemental payment, accompanied by a copy of the law.
If Fidelity does not remit the amount of its estimate of the fair value of the shares as provided above, it will return all stock certificates that have been deposited. Fidelity may make a notation on any such certificate that a demand for payment has been made. If shares with respect to which notation has been so made are transferred, a transferee of such shares will not acquire by such transfer any rights other than those that the original dissenter had after making demand for payment.
Estimate by Dissenter of Fair Value of Shares. If a dissenter believes that the amount stated or remitted by Fidelity is less than the fair value of the shares, the dissenter may send his or her estimate of the fair value of the shares to Fidelity, which will be deemed a demand for payment of the amount of the deficiency. If Fidelity remits payment or sends notice to the dissenter of the estimated value of a dissenters’ shares and the dissenter does not file his or her own estimate within 30 days after the mailing by Fidelity of its remittance or notice, the dissenter will be entitled to no more than the amount stated in the notice or remitted by Fidelity.
Valuation Proceeding. If any demands for payment remain unsettled within 60 days after the latest to occur of:
•	the effective date of the merger;
•	timely receipt by Fidelity, as Landmark’s successor, of any demands for payment; or
•
timely receipt by Fidelity, as Landmark’s successor, of any estimates by dissenters of the fair value, then Fidelity may file an application in court requesting that the court determine the fair value of the stock. If this happens, all dissenters, no matter where they reside, whose demands have not been settled, shall be made parties to the proceeding. In addition, a copy of the application will be delivered to each dissenter.

If a shareholder is a nonresident, the copy will be served in the manner provided or prescribed by or under applicable provisions of Pennsylvania law relating to bases of jurisdiction and interstate and international procedure. The jurisdiction of the court will be plenary and exclusive. Such court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser will have such power and authority as may be specified in the order of appointment or in any amendment thereof. Each dissenter who is made a party will be entitled to recover the amount by which the fair value of his or her shares is found to exceed the amount, if any, previously remitted, plus interest.
Interest from the effective time of the merger until the date of payment will be at such rate as is fair and equitable under all of the circumstances, taking into account all relevant factors.
If Fidelity fails to file the application, then any dissenter may file an application at any time within a period of 30 days following the expiration of the 60-day period and request that the court determine the fair value of the shares. The fair value determined by the court may, but need not, equal the dissenters’ estimates of fair value and may be higher or lower than the consideration payable to Landmark shareholders. If no dissenter files an application, then each dissenter entitled to do so shall be paid Fidelity’s estimate of the fair value of the shares and no more and may bring an action to recover any amount not previously remitted.
Fidelity intends to negotiate in good faith with any dissenting shareholders. If, after negotiation, a claim cannot be settled, then Fidelity intends to file an application requesting that the fair value of the stock be determined by the court.

Costs and Expenses. The costs and expenses of any valuation proceeding, including the reasonable compensation and expenses of any appraiser appointed by the court, will be determined by the court and assessed against Fidelity, except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenting shareholders who are parties and whose action in demanding the payment or supplemental payment in accordance with their estimate of the fair value of their shares, as described above, the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.
Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against Fidelity, as Landmark’s successor, and in favor of any or all dissenting shareholders if Landmark failed to comply substantially with the requirements of Subchapter D of Chapter 15 of the PBCL, and may be assessed against either Fidelity, as Landmark’s successor, or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by Subchapter D.
If the court finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated and should not be assessed against Fidelity, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenting shareholders who were benefited.
From and after the effective time of the merger, dissenting shareholders are not entitled to vote their shares for any purpose and are not entitled to receive payment of dividends or other distributions on their shares.
Fidelity Shareholders. Under Pennsylvania banking law, Fidelity shareholders do not have dissenters’ or appraisal rights in the merger.
The preceding is a summary of the material aspects of Subchapter D of Chapter 15 of the PBCL and is qualified by reference to the text of the statute. We urge you to read the full text of the statute which is included as Annex C to this proxy statement/prospectus.
Information about the Landmark Designee to the Fidelity and The Fidelity Deposit and Discount Bank Boards
Information, as of December 31, 2020, about Paul C. Woelkers, who is expected to be appointed to the boards of directors of Fidelity and The Fidelity Deposit and Discount Bank upon consummation of the merger, is provided below under “Information About Landmark - Information about the Landmark Designee to Fidelity Board and The Fidelity Deposit and Discount Bank Board.”

INFORMATION ABOUT LANDMARK
General
Landmark is a Pennsylvania business corporation and is registered as a bank holding company under the Bank Holding Company Act. Its primary federal regulator is the Federal Reserve Board. Landmark was formed in 2008 to be the holding company for Landmark Community Bank, which was established in 2001. Landmark Community Bank is a Pennsylvania bank, and its primary regulators are the Federal Reserve Board and the Pennsylvania Department of Banking and Securities. We sometimes refer to Landmark Community Bank as Landmark Bank below.
Description of Services
Landmark Bank is a full-service commercial bank providing a variety of financial services to individual and commercial customers throughout Lackawanna and Luzerne Counties, Pennsylvania, and other contiguous counties, through its main office located in Pittston, Pennsylvania, and its branch offices in Hazle Township, Hazleton, Scranton and Wyoming, Pennsylvania. Through these offices, Landmark Bank conducts a general banking business that consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, commercial and other non-residential purposes. Landmark Bank’s principal types of lending are commercial real estate, residential real estate, and consumer.
Landmark Bank’s profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and interest received or paid on these balances. The level of interest rates paid or received by Landmark Bank can be significantly influenced by a number of external factors, such as governmental monetary policy and the effects of competition, that are outside of management’s control.
As of December 31, 2020, Landmark Bank had total deposits of approximately $286.6 million, total loans of approximately $280.5 million and total assets of approximately $353.7 million.
Market Area and Competition
Landmark’s core service area consists primarily of Lackawanna and Luzerne Counties, Pennsylvania. Within this service area, the banking business is highly competitive. Landmark competes with local banks, as well as numerous regionally based commercial banks, most of which have assets, capital and lending limits far larger than those of Landmark. Landmark also competes with savings banks, savings and loan associations, money market funds, insurance companies, stock brokerage firms, regulated small loan companies, and credit unions. The industry competes primarily in the area of interest rates, products offered, customer service and convenience.
Many of Landmark’s competitors enjoy several advantages over it, including larger asset and capital bases, the ability to finance wide-ranging advertising campaigns and to allocate their investment assets to areas of highest yield and demand.
Employees
As of December 31, 2020, Landmark employed 62 persons on a full-time basis and 5 persons on a part-time basis. None of Landmark’s employees are represented by any collective bargaining group, and Landmark believes that its employee relations are good.

Properties
The properties which Landmark owns or leases, four of which are in Luzerne County, Pennsylvania and one (the Scranton branch office) of which is located in Lackawanna County, Pennsylvania, are listed below:
	Address	Leased or Owned	Use
1.	2 South Main Street, Pittston, PA	Owned	Main office
2.	781 Airport Road, Hazle Township, PA	Owned	Full service branch office
3.	383 South Poplar Street, Hazleton, PA	Owned	Full service branch office
4.	3016 Pittston Avenue, Scranton, PA	Leased	Full service branch office
5.	1000 Wyoming Avenue, Wyoming, PA	Leased	Full service branch office
Landmark believes that its existing facilities are adequate to conduct its and Landmark Bank’s business.
Legal Proceedings
From time to time Landmark Bank is a participant in various legal proceedings incidental to its business. In the opinion of management, the liabilities (if any) resulting from such legal proceedings will not have a material effect on the financial position of Landmark Bank or Landmark.
Supervision and Regulation
Landmark’s and Landmark Bank’s business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a brief summary of certain statutes and rules and regulations that affect or will affect Landmark. This summary is not intended to be an exhaustive description of the statutes or regulations applicable to Landmark’s business. Supervision, regulation, and examination by the regulatory agencies are intended primarily for the protection of depositors and the FDIC’s Deposit Insurance Fund, rather than shareholders.
Landmark. Landmark is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act, and subject to regulation and supervision by the Federal Reserve Board. The BHC Act and other federal laws subject bank holding companies to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations and unsafe and unsound banking practices. As a bank holding company, Landmark is required to file with the Federal Reserve an annual report and such other additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may also examine Landmark. Because Landmark is a bank holding company with less than $3 billion in assets, and which does not (i) directly or indirectly conduct significant off balance sheet activities, (ii) directly or indirectly engage in significant non-banking activities, or (iii) have securities registered with the SEC, the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 excludes Landmark from consolidated capital requirements (i.e., the requirement that it maintain the same capital levels as its subsidiary bank), but Landmark Bank continues to be subject to minimum capital requirements, as described below.
The BHC Act requires approval of the Federal Reserve for, among other things, a bank holding company’s direct or indirect acquisition of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The BHC Act generally permits the acquisition by a bank holding company of control or substantially all the assets of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law; but if the bank is at least five years old, the Federal Reserve may approve the acquisition.
With limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing service for its authorized subsidiaries. A bank holding company may, however, engage in, or acquire an interest in, a company that engages in activities which the Federal Reserve has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the Federal Reserve is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve is also empowered to differentiate between activities commenced de novo and activities commenced by the acquisition, in whole or in part, of a going concern. The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.
Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on any extensions of credit to a bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a bank holding company and any subsidiary bank are prohibited from engaging in tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (ii) the customer obtain or provide some additional credit, property or service from or to Landmark or any of our subsidiaries; or (iii) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.
The Gramm-Leach-Bliley Act, or GLB Act, allows a bank holding company or other company to elect to become a financial holding company, which would allow such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto. Landmark has not elected financial holding company status.
The Federal Deposit Insurance Act, or FDIA, and Federal Reserve policy require a bank holding company to serve as a source of financial and managerial strength to its bank subsidiaries. In addition, where a bank holding company has more than one FDIC-insured bank or thrift subsidiary, each of the bank holding company’s subsidiary FDIC-insured depository institutions is responsible for any losses to the FDIC as a result of an affiliated depository institution’s failure. As a result of a bank holding company’s source of strength obligation, a bank holding company may be required to provide funds to a bank subsidiary in the form of subordinate capital or other instruments which qualify as capital under bank regulatory rules. Any loans from the holding company to such subsidiary banks likely would be unsecured and subordinated to such bank’s depositors and perhaps to other creditors of Landmark Bank.
A bank holding company is generally required to give the Federal Reserve prior written notice of any purchase or redemption of its own then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. The Federal Reserve has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain conditions.
As a Pennsylvania corporation, Landmark is subject to limitations and restrictions. For example, state law restrictions include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, minutes, borrowing, the payment of dividends and the observance of corporate formalities.
Landmark Bank. Landmark Bank is a Pennsylvania chartered commercial bank which is a member of the Federal Reserve System (a “state member bank”), whose accounts are insured by the Deposit Insurance Fund of the FDIC up to the maximum legal limits. Landmark Bank is subject to regulation, supervision and regular examination by the Pennsylvania Department of Banking and Securities and the Federal Reserve. The regulations of these various agencies govern most aspects of Landmark Bank’s business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing Landmark Bank generally have been promulgated to protect depositors and the Deposit Insurance Fund, and not for the purpose of protecting shareholders. Competition among commercial banks, savings and loan associations, and credit unions has increased following enactment of legislation, which greatly expanded the ability of banks and bank holding companies to engage in interstate banking or acquisition activities.
Banking is a business that depends on interest rate margins. In general, the margin between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitutes the major portion of Landmark Bank’s earnings. Thus, the earnings and growth of Landmark Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, which regulates the supply of money through various means including open market dealings in United States government securities. The nature and timing of changes in such policies and their impact on Landmark Bank cannot be predicted.
Branching and Interstate Banking. The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act. The Dodd-Frank Act authorizes national and state banks to establish de novo branches in other states to the same extent as a bank chartered by that state would be permitted to branch.
USA Patriot Act. Under the USA Patriot Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards intended to detect, and prevent, the use of the United States financial system for money laundering and terrorist financing activities. The Patriot Act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the act, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers. The costs or other effects of the compliance burdens imposed by the Patriot Act or future anti-terrorist, homeland security or anti-money laundering legislation or regulation cannot be predicted with certainty.
Office of Foreign Assets Control. The United States has imposed economic sanctions that affect transactions with designated foreign countries, foreign nationals and others, which are administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on a “U.S. person” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of a sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g. property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.
Capital Adequacy. The federal banking agencies have adopted risk-based and leverage capital adequacy requirements, pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.
The federal banking agencies have adopted rules, referred to as the Basel III Rules, to implement the framework for strengthening international capital and liquidity regulation adopted by the Basel Committee on Banking Supervision, or Basel III. The Basel III framework, among other things, (i) introduced CET1, (ii) specified that Tier 1 capital consists of CET1 and “Additional Tier 1 capital” instruments meeting specified requirements, (iii) defined CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expanded the scope of the adjustments as compared to existing regulations.
Basel III requires banks to maintain: (i) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a “capital conservation buffer” of 2.5%, or 7.0%; (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer, or 8.5%; (iii) a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0% plus the capital conservation buffer, or 10.5%; and (iv) a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).
Basel III also provides for a “countercyclical capital buffer,” generally to be imposed when federal banking agencies determine that excess aggregate credit growth becomes associated with a buildup of systemic risk that would be a CET1 add-on to the capital conservation buffer of 2.5%. The capital conservation buffer is designed to absorb losses during periods of economic stress.
Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) may face constraints on its ability to pay dividends, effect equity repurchases and pay discretionary bonuses to executive officers, which constraints vary based on the amount of the shortfall.
Under the Basel III Rules, mortgage-servicing assets and deferred tax assets are subject to stricter limitations than those previously applicable under capital rules. More specifically, certain deferred tax assets arising from temporary differences, mortgage-servicing assets, and significant investments in the capital of unconsolidated financial institutions in the form of common stock are each subject to an individual limit of 10% of common equity Tier 1 capital elements and are subject to an aggregate limit of 15% of common equity Tier 1 capital elements. The amount of these items in excess of the 10% and 15% thresholds are to be deducted from common equity Tier 1 capital. Amounts of mortgage servicing assets, deferred tax assets, and significant investments in unconsolidated financial institutions that are not deducted due to the aforementioned 10% and 15% thresholds must be assigned a 250% risk weight. Finally, the rule increases the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and makes selected other changes in risk weights and credit conversion factors. A recent rule proposal would revise the treatment of deferred tax assets and mortgage servicing rights to increase the amounts of such assets includable in capital.
The Basel III Rules also include, as part of the definition of CET1 capital, a requirement that banking institutions include the amount of additional other comprehensive income, or AOCI, which primarily consists of unrealized gains and losses on available for sale securities, which are not required to be treated as other-than-temporary impairment, net of tax in calculating regulatory capital, unless the institution makes a one-time opt-out election from this provision in connection with the filing of its first regulatory reports after applicability of the Basel III Rules to that institution. Landmark Bank opted-out of this requirement and, as such, does not include AOCI in its regulatory capital calculation. The Basel III Rules also require a 4% minimum leverage ratio, and a 5% leverage ratio to be considered well capitalized.
The Basel III Rules also make changes to the manner of calculating risk weighted assets. New methodologies for determining risk weighted assets in the general capital rules are included, including revisions to recognition of credit risk mitigation, including a greater recognition of financial collateral and a wider range of eligible guarantors. They also include risk weighting of equity exposures and past due loans; and higher (greater than 100%) risk weighting for certain commercial real estate exposures that have higher credit risk profiles, including higher loan-to-value and equity components. In particular, loans categorized as “high-volatility commercial real estate,” or HVCRE, loans are required to be assigned a 150% risk weighting and require additional capital support. HVCRE loans are defined to include any credit facility that finances or has financed the acquisition, development or construction of real property, unless it finances: 1-4 family residential properties; certain community development investments; agricultural land used or usable for, and whose value is based on, agricultural use; or commercial real estate projects in which: (i) the loan-to-value ratio is less than the applicable maximum supervisory loan-to-value ratio established by the bank regulatory agencies; (ii) the borrower has contributed cash or unencumbered readily marketable assets, or has paid development expenses out of pocket, equal to at least 15% of the appraised “as completed” value; (iii) the borrower contributes its 15% before the bank advances any funds; and (iv) the capital contributed by the borrower, and any funds internally generated by the project, is contractually required to remain in the project until the facility is converted to permanent financing, sold or paid in full. The Economic Growth, Regulatory Relief, and Consumer Protection Act expanded the exclusion from HVCRE loans to include credit facilities financing the acquisition or refinance of, or improvements to, existing income producing property, secured by the property, if the cash flow being generated by the property is sufficient to support the debt service and expenses of the property in accordance with the institution’s loan criteria for permanent financing. The Economic Growth, Regulatory Relief, and Consumer Protection Act also provides that the value of contributed property will be its appraised value, rather than its cost and permits an institution to reclassify an HVCRE loan as a non-HVCRE loan upon substantial completion of the project, where the cash flow from the property is sufficient to support debt service and expenses, in accordance with the institution’s underwriting criteria for permanent financing.
The capital ratios described above are the minimum levels that the federal banking agencies expect. State and federal regulators have the discretion to require and institution to maintain higher capital levels based upon its concentrations of loans, the risk of its lending or other activities, the performance of its loan and investment portfolios and other factors. Failure to maintain such higher capital expectations could result in a lower composite regulatory rating, which would impact the institution’s deposit insurance premiums and could affect its ability to borrow and costs of borrowing, and could result in additional or more severe enforcement actions. In respect of institutions with high concentrations of loans in areas deemed to be higher risk, or during periods of significant economic stress, regulators may require an institution to maintain a higher level of capital, and/or to maintain more stringent risk management measures, than those required by these regulations.
In December 2017, the Basel Committee on Banking Supervision published the last version of the Basel III accord, generally referred to as “Basel IV.” The Basel Committee stated that a key objective of the revisions incorporated into the framework is to reduce excessive variability of risk-weighted assets, or RWA, which will be accomplished by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk, which will facilitate the comparability of banks’ capital ratios; constraining the use of internally modeled approaches; and complementing the risk-weighted capital ratio with a finalized leverage ratio and a revised and robust capital floor. Leadership of the federal banking agencies who are tasked with implementing Basel IV supported the revisions. Although it is uncertain at this time, it is anticipated that some, if not all, of the Basel IV accord may be incorporated into the capital requirements framework applicable to Landmark Bank.
The Economic Growth, Regulatory Relief, and Consumer Protection Act also directed the federal bank regulatory agencies to develop a “Community Bank Leverage Ratio,” calculated by dividing tangible equity capital by average consolidated total assets, of not less than 8% and not more than 10%. The federal banking agencies, including the Federal Reserve, Landmark Bank’s primary federal regulator, have adopted regulations establishing that a qualifying community bank which has elected to use the community bank leverage ratio framework for capital level testing has met minimum level capital requirements if it has a community bank leverage ratio in excess of 9%.
For information regarding Landmark’s compliance with capital requirements, see the discussion on page 102 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Landmark.”

Prompt Corrective Action. Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. The following capital requirements apply to Landmark Bank for purposes of Section 38.
Capital Category	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 Capital Ratio	Leverage Ratio	Tangible Equity to Assets	Supplemental Leverage Ratio
Well-capitalized	10% or greater	8% or greater	6.5% or greater	5% or greater	N/A	N/A
Adequately Capitalized	8% or greater	6% or greater	4.5% or greater	4% or greater	N/A	3% or greater
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%	N/A	Less than 3%
Significantly Undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%	N/A	N/A
Critically Undercapitalized	N/A	N/A	N/A	N/A	Less than 2%	N/A
An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.
An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty shall be limited to the lesser of (i) an amount equal to 5.0% of the institution’s total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, shall be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.
A “critically undercapitalized institution” is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the Deposit Insurance Fund. Unless the FDIC or other appropriate federal banking agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and an extension is agreed to by the federal regulators. In general, good cause is defined as capital, which has been raised and is imminently available for infusion into Landmark Bank except for certain technical requirements, which may delay the infusion for a period of time beyond the 90-day time period.
Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.
Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution’s obligations exceed its assets; (ii) there is substantial dissipation of the institution’s assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution’s capital, and there is no reasonable prospect of becoming “adequately capitalized” without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution’s condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.
Regulatory Enforcement Authority. Federal banking law grants substantial enforcement powers to federal banking agencies. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. In addition, the FDIC could terminate the institution’s deposit insurance if it determines that the institution’s financial condition is unsafe or unsound or that the institution engaged in unsafe or unsound practices that violated an applicable rule, regulation, order or condition enacted or imposed by the institution’s regulators.
As a result of the volatility and instability in the financial system in recent years, Congress, the bank regulatory authorities and other government agencies have called for or proposed additional regulation and restrictions on the activities, practices and operations of banks and their holding companies. The Congress and the federal banking agencies have broad authority to require all banks and holding companies to adhere to more rigorous or costly operating procedures, corporate governance procedures, or to engage in activities or practices which they would not otherwise elect. Any such requirement could adversely affect our business and results of operations.
The Dodd-Frank Act. The Dodd-Frank Act made significant changes to the current bank regulatory structure, which affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires a number of federal agencies to adopt a broad range of new rules and regulations, and to prepare various studies and reports for Congress. Although it is not possible to determine the ultimate impact of this statute until the extensive rulemaking is complete and becomes effective, the following provisions are considered to be of greatest significance to us:
•	Expands the authority of the Federal Reserve to examine bank holding companies and their subsidiaries, including insured depository institutions.
•	Requires a bank holding company to be well-capitalized and well managed to receive approval of an interstate bank acquisition.
•	Provides mortgage reform provisions regarding a customer’s ability to pay and making more loans subject to provisions for higher-cost loans and new disclosures.
•	Creates the CFPB, which has rulemaking authority for a wide range of consumer protection laws that apply to all banks, and has broad powers to supervise and enforce consumer protection laws.
•	Creates the Financial Stability Oversight Council with authority to identify institutions and practices that might pose a systemic risk.

•	Introduces additional corporate governance and executive compensation requirements on companies subject to the 1934 Act, as amended.
•	Permits FDIC-insured banks to pay interest on business demand deposits.
•	Codifies the requirement that holding companies and other companies that directly or indirectly control an insured depository institution to serve as a source of financial strength.
•	Makes permanent the $250 thousand limit for federal deposit insurance.
•	Permits national and state banks to establish interstate branches to the same extent as the branch host state allows establishment of in-state branches.
The 2018 Act includes provisions revising Dodd-Frank Act provisions, including provisions that, among other things: (i) exempt banks with less than $10 billion in assets from the ability-to-repay requirements for certain qualified residential mortgage loans; (ii) exempt certain transactions valued at less than $400,000 in rural areas from appraisal requirements; (iii) exempt banks and credit unions that originate fewer than 500 open-end and 500 closed-end mortgages from the expanded data disclosures required under the Home Mortgage Disclosure Act, or HMDA (the provision would not apply to nonbanks and would not exempt institutions from HMDA reporting altogether); (iv) amend the SAFE Mortgage Licensing Act by providing registered mortgage loan originators in good standing with 120 days of transitional authority to originate loans when moving from a federal depository institution to a non-depository institution or across state lines; (v) require the CFPB to clarify how TILA-RESPA Integrated Disclosure applies to mortgage assumption transactions and construction-to-permanent home loans as well as outline certain liabilities related to model disclosure use; (vi) revise treatment of HVCRE exposures; and (vii) create the simplified Community Bank Leverage Capital Ratio. The 2018 Act also exempts community banks from Section 13 of the Bank Holding Company Act, commonly referred to as the Volcker Rule, if they have less than $10 billion in total consolidated assets; and exempts banks with less than $10 billion in assets, and total trading assets and liabilities not exceeding more than five percent of their total assets from the Volcker Rule restrictions on trading with their own capital. The 2018 Act also adds certain protections for consumers, including veterans and active-duty military personnel, expanded credit freezes and creation of an identity theft protection database.
In addition, other new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of Landmark’s business activities, require more oversight or change certain of Landmark’s business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose Landmark to additional costs, including increased compliance costs. These changes also may require significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on Landmark’s business, financial condition and results of operations.
Consumer Financial Protection Bureau. The Dodd-Frank Act created the CFPB, an independent federal agency within the Federal Reserve System having broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, the consumer financial privacy provisions of the GLB Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with more than $10.0 billion in assets. Smaller institutions, including Landmark Bank, are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking agencies for compliance with federal consumer protection laws and regulations. The CFPB also has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The CFPB has proposed or issued a number of important rules affecting a wide range of consumer financial products. The changes resulting from the Dodd-Frank Act and CFPB rulemakings and enforcement policies may impact the profitability of our business activities, limit our ability to make, or the desirability of making, certain types of loans, require us to change our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business or profitability. The changes may also require us to dedicate significant management attention and resources to evaluate and make necessary changes to comply with the new statutory and regulatory requirements.
The CFPB has concentrated much of its rulemaking efforts on reforms related to residential mortgage transactions. The CFPB has issued rules related to a borrower’s ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, requirements for high-cost mortgages, appraisal and escrow standards and requirements for higher-priced mortgages. The CFPB has also issued rules establishing integrated disclosure requirements for lenders and settlement agents in connection with most closed end, real estate secured consumer loans; and rules which, among other things, expand the scope of information lenders must report in connection with mortgage and other housing-related loan applications under the Home Mortgage Disclosure Act. These rules include significant regulatory and compliance changes and are expected to have a broad impact on the financial services industry.
The rule implementing the Dodd-Frank Act requirement that lenders determine whether a consumer has the ability to repay a mortgage loan, established certain minimum requirements for creditors when making ability to pay determinations, and established certain protections from liability for mortgages meeting the definition of “qualified mortgages.” Generally, the rule applies to all consumer-purpose, closed-end loans secured by a dwelling including home-purchase loans, refinances and home equity loans—whether first or subordinate lien. The rule does not cover, among other things, home equity lines of credit or other open-end credit; temporary or “bridge” loans with a term of 12 months or less, such as a loan to finance the initial construction of a dwelling; a construction phase of 12 months or less of a construction-to-permanent loan; and business-purpose loans, even if secured by a dwelling. The rule afforded greater legal protections for lenders making qualified mortgages that are not “higher priced.” Qualified mortgages must generally satisfy detailed requirements related to product features, underwriting standards, and a points and fees requirement whereby the total points and fees on a mortgage loan cannot exceed specified amounts or percentages of the total loan amount. Mandatory features of a qualified mortgage include: (i) a loan term not exceeding 30 years; and (ii) regular periodic payments that do not result in negative amortization, deferral of principal repayment, or a balloon payment. Further, the rule clarified that qualified mortgages do not include “no-doc” loans and loans with negative amortization, interest-only payments, or balloon payments. The rule created special categories of qualified mortgages originated by certain smaller creditors. To the extent that Landmark Bank seeks to make qualified mortgages, it is required to comply with these rules, subject to available exclusions. Landmark Bank’s business strategy, product offerings, and profitability may change as the rule is interpreted by the regulators and courts.
Financial Privacy. Under the Federal Right to Privacy Act of 1978, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, financial institutions are required to disclose their policies for collecting and protecting confidential information. Consumers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions’ own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.
Community Reinvestment Act. The CRA requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal banking agencies will evaluate the record of each financial institution in meeting the needs of its local community, including low- and moderate-income neighborhoods. A bank’s record of performance under the CRA is publicly available. A bank’s CRA performance is also considered in evaluating applications seeking approval for mergers, acquisitions, and new offices or facilities. Failure to adequately meet these criteria could result in additional requirements and limitations being imposed on Landmark Bank. Additionally, Landmark Bank must publicly disclose the terms of certain CRA-related agreements. Landmark Bank received a “Satisfactory” overall rating at its last CRA exam.

Fair and Responsible Banking. Banks and other financial institutions are subject to numerous laws and regulations intended to promote fair and responsible banking and prohibit unlawful discrimination and unfair, deceptive or abusive practices in banking. These laws include, among others, the Dodd-Frank Act, Section 5 of the Federal Trade Commission Act, the Equal Credit Opportunity Act, and the Fair Housing Act.
Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, and actions by the U.S. Department of Justice and state attorneys general.
FDIC Insurance Premiums. FDIC-insured banks, such as Landmark Bank, are required to pay deposit insurance assessments to the FDIC. The method by which the assessment is calculated was amended in a final rule that was adopted in April 2016, effective the third quarter of 2016. For banks with less than $10.0 billion in total consolidated assets, the assessment rate is calculated using a financial ratios method based on a statistical model estimating Landmark Bank’s probability of failure over three years utilizing seven financial ratios (leverage ratio; net income before taxes/total assets; nonperforming loans and leases/gross assets; other real estate owned/gross assets; brokered deposit ratio; one year asset growth; and loan mix index) and a weighted average of supervisory ratings components. The final rule also eliminates the brokered deposit downward adjustment factor for such banks’ assessment rates, providing a new brokered deposit ratio applicable to all small banks, whereby brokered deposits in excess of 10% of total consolidated assets (inclusive of reciprocal deposits if a bank is not well-capitalized or has a composite supervisory rating other than a 1 or 2) as a result of which assessment rates may be increased for banks which experience rapid growth; lowers the range of assessment rates authorized to 1.5 basis points for an institution posing the least risk, to 40 basis points for an institution posing the most risk; and will further lower the range of assessment rates if the reserve ratio of the Deposit Insurance Fund increases to 2% or more. Banks with over $10.0 billion in total consolidated assets are required to pay a surcharge of 4.5 basis points on their assessment basis, subject to certain adjustments. The FDIC may also impose special assessments from time to time. Under the 2017 Tax Act, FDIC insured institutions with assets in excess of $10.0 billion will be subject to a phase out the deductibility of deposit insurance premiums.
The Dodd-Frank Act permanently increased the maximum deposit insurance amount for banks, savings institutions and credit unions to $250 thousand per depositor. The Dodd-Frank Act also broadened the base for FDIC insurance assessments. Assessments are now based on a financial institution’s average consolidated total assets less tangible equity capital. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act eliminated the statutory prohibition against the payment of interest on business checking accounts.
Concentration and Risk Guidance. The federal banking regulatory agencies promulgated joint interagency guidance regarding material direct and indirect asset and funding concentrations. The guidance defines a concentration as any of the following: (i) asset concentrations of 25% or more of Total Capital (loan related) or Tier 1 Capital (non-loan related) by individual borrower, small interrelated group of individuals, single repayment source or individual project; (ii) asset concentrations of 100% or more of Total Capital (loan related) or Tier 1 Capital (non-loan related) by industry, product line, type of collateral, or short-term obligations of one financial institution or affiliated group; (iii) funding concentrations from a single source representing 10% or more of Total Assets; or (iv) potentially volatile funding sources that when combined represent 25% or more of Total Assets (these sources may include brokered, large, high-rate, uninsured, internet-listing-service deposits, Federal funds purchased or other potentially volatile deposits or borrowings). If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, third party review and increasing capital requirements. Landmark Bank adheres to the practices recommended in this guidance.
Additionally, the federal bank regulatory agencies have issued guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that institutions that have: (i) total reported loans for construction, land development, and other land which represent 100% or more of an institution’s total risk-based capital; or (ii) total reported commercial real estate loans, excluding loans secured by owner-occupied commercial real estate, representing 300% or more of the institution’s total risk-based capital and the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months, are identified as having potential commercial real estate concentration risk. Institutions, which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios, and may be required to hold higher levels of capital.
Increased Focus on Lending to Members of the Military. The federal banking agencies and the DOJ have increased their focus on financial institution compliance with the Servicemembers Civil Relief Act, or SCRA. The SCRA requires a bank to cap the interest rate at 6% for any loan to a member of the military who goes on active duty after taking out the loan. It also limits the actions Landmark Bank can take when a service member is in foreclosure.
Cybersecurity. In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If Landmark Bank fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties. To date, Landmark Bank has not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but its systems and those of its customers and third-party service providers are under constant threat and it is possible that Landmark Bank could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by Landmark Bank and its customers.
Market for Common Stock and Dividends
Market for Common Stock. Landmark’s common stock is traded on the Pink Open Market under the symbol “LDKB.” The common stock has traded only sporadically and in limited volume. Quotations in the Pink Open Market reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions, and do not necessarily reflect the intrinsic or market values of the common stock. As of May 3, 2021, there were 2,382,695 shares of Landmark common stock outstanding, held by approximately 363 shareholders of record, and approximately 260 total beneficial owners.
Dividends. During 2020 and 2019, Landmark paid the following quarterly dividends per share on the Landmark common stock.
2019:		2020:
First Quarter:	$0.08	First Quarter:	$0.08
Second Quarter:	$0.08	Second Quarter:	N/A
Third Quarter:	$0.08	Third Quarter:	N/A
Fourth Quarter:	$0.08	Fourth Quarter:	N/A
Regulations of the Federal Reserve Board and Pennsylvania law place limits on the amount of dividends Landmark Bank may pay without prior approval. Prior approval of the Federal Reserve is required to pay dividends which exceed Landmark Bank’s net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus.
State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice. Compliance with minimum capital requirements, as presently in effect, or as they may be amended from time to time, could limit the amount of dividends that Landmark Bank may pay. As a depository institution, the deposits of which are insured by the FDIC, Landmark Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. Landmark Bank currently is not in default under any of its obligations to the FDIC. Even if

Landmark Bank has earnings in an amount sufficient to pay cash dividends, the board of directors may determine to retain earnings for the purpose of funding the growth of Landmark Bank.
Under Pennsylvania law, Landmark may pay dividends as long as the payment of dividends would not (a) cause Landmark to be unable to pay its debts as they become due in the ordinary course of business or (b) cause the total assets of Landmark to be less than the sum of its total liabilities. State and federal bank regulatory agencies have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.
The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that Landmark may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing.
Security Ownership of Certain Beneficial Owners
The following table sets forth certain information as of May 3, 2021 concerning the number and percentage of shares of Landmark common stock beneficially owned by its directors and named executive officers, and by its directors and executive officers as a group. Shares shown include shares as to which the named person has or shares voting and/or investment power with respect to all such shares. Except as indicated below, Landmark knows of no other person or persons, other than street name nominee owners, who, beneficially or of record, own in excess of five percent of the Landmark common stock.
Name	Number of Shares Beneficially Owned(1)	Shares Subject to Stock Options	Total Shares Beneficially Owned	Percentage of Class Beneficially Owned(2)
Directors
Donna DelBlaso Amato	147,971	0	147,971	6.21%
Frank E. Apostolico	169,937	0	169,937	7.13%
Eugene A. Bartoli	94,318	0	92,068	3.96%
Eugene S. Cosklo	93,584	0	93,584	3.93%
Christopher Hackett	27,613	0	27,613	1.16%
Michael J. Hirthler	6,809	0	6,809	0.29%
Santo A. Insalaco	165,373	0	165,373	6.94%
Kenneth J. Krogulski	22,563	0	22,563	0.95%
John D. McCarthy, Jr.	44,231	0	44,231	1.86%
Richard A. Rose, Jr.	67,539	0	67,539	2.83%
Ross M. Wezmar	107,368	0	107,368	4.51%
Paul C. Woelkers	251,356	0	251,356	10.55%
Executive Officers Who are Not Directors
Michael J. Sowinski	11,000	4,500	15,500	0.65%
All directors and current executive officers as a group (13 persons)	1,209,662	4,500	1,214,162	50.96%
(1)
Landmark determined beneficial ownership by applying the regulations of the SEC, which state that a person may be credited with the ownership of common stock (i) owned by or for the person’s spouse, minor children or any other relative sharing the person’s home; (ii) of which the person shares voting power, which includes the power to vote or to direct the voting of the stock; and (iii) of which the person has investment power, which includes the power to dispose or direct the disposition of the stock. Pursuant to the SEC rules, the number of shares of common stock deemed outstanding includes shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of May 3, 2021.

(2)
Based on 2,382,695 shares of Landmark common stock outstanding as of the record date for the special meeting, and all directors and officers as a group which represents percentage of shares outstanding.

Information about Landmark Designee to Fidelity Board and The Fidelity Deposit and Discount Bank Board
The reorganization agreement provides that, from and after the effective time, the boards of directors of Fidelity and The Fidelity Deposit and Discount Bank shall consist of the boards of directors of Fidelity and The Fidelity Deposit and Discount Bank as then in office, plus Paul C. Woelkers.
Set forth below is certain information regarding Paul C. Woelkers. The information presented includes information he has given Landmark about his age, all positions he holds, and his principal occupation for the past five years. The following also includes certain individual qualifications, credentials, business experience and skills of each that contribute to the board’s effectiveness as a whole and provide the reason why he has been selected to serve as a director of Landmark. Landmark believes that Mr. Woelkers has a reputation for integrity, honesty, and adherence to high ethical standards. He has demonstrated business insight and an ability to exercise sound judgement as well as a commitment to service. Mr. Woelkers is not a director of any other publicly-traded company.
Paul C. Woelkers, 61, President/CEO Lackawanna Mobile X-Ray, Inc.; Managing Partner, Lackawanna X-Ray, LLC; President/CEO Advanced Investment Associates, Inc.; Managing Partner, CTK Woelkers Realty, LLC; Managing Partner, PXW Woelkers Realty, LLC.
Directors’ Compensation
The following table sets forth information regarding compensation paid to, or earned by Mr. Woelkers, a proposed candidate for membership on Fidelity’s and The Fidelity Deposit and Discount Bank’s boards of directors, during the fiscal year ended December 31, 2020 for service as a member of the Landmark and Landmark Community Bank boards of directors.
Name	Fees Earned or Paid in Cash	Option Awards(1)	Stock Awards(1)	All Other Compensation	Total
Paul C. Woelkers	$39	$—	$21,061	$—	$21,100
(1)	At December 31, 2020, Mr. Woelkers had no outstanding options or unvested restricted stock awards.
During 2020, Mr. Woelkers as a non-employee director of Landmark Community Bank received board fees of $13,100 and a retainer fee of $8,000. Board fees were paid in stock based on the average quarterly closing price of Landmark’s stock. Mr. Woelkers received 620 shares with an average basis of $12.87 per share for the retainer plus $20 for fractional shares. Mr. Woelkers received 1,021 shares with an average basis of $12.81 per share plus $19 for fractional shares. Landmark’s Board fee structure is $700 per board meeting, $200 per committee meeting or $300 per committee for which Mr. Woelkers was chairman.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Landmark Bancorp, Inc.
This discussion presents the analysis of Landmark Bancorp Inc. and its wholly-owned subsidiary, Landmark Community Bank (collectively referred to in this discussion as “Landmark”). The analysis includes Landmark’s financial condition and results of operations as of December 31, 2020, 2019, and 2018. This discussion is designed to provide a more comprehensive review of the operating results and financial position of Landmark than could be obtained from an examination of the financial statements alone. This discussion should be read in conjunction with the financial statements of Landmark and the notes related thereto which appear elsewhere in this proxy statement/prospectus. See “Index to Consolidated Financial Statements of Landmark Bancorp Inc. and Subsidiary” beginning at page F-1 in this proxy statement/prospectus.
Forward-Looking Statements
Statements contained in this proxy statement/prospectus that are not purely historical are forward-looking statements within the meaning of Section 21E of the Exchange Act, including Landmark’s expectations, intentions, beliefs or strategies regarding the future. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this proxy statement/prospectus are based on information available to Landmark as of the date of this proxy statement/prospectus and Landmark assumes no obligation to update any such forward-looking statements. It is important to note that Landmark’s actual results could materially differ from those in such forward-looking statements. Factors that could cause actual results to differ materially from those in such forward-looking statements include fluctuations in interest rates, inflation, government regulations, economic conditions and competitive product and pricing pressures in the geographic and business areas in which Landmark conducts its operations. See “A Warning About Forward-Looking Information” beginning on page 37.
Critical Accounting Policies
Landmark’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the preparation of its financial statements, Landmark is required to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Landmark’s significant accounting policies are fundamental to understanding Landmark’s management’s discussion and analysis of financial condition and results of operations. Landmark’s significant accounting policies are more fully described in Note 1 to its financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this document.
Landmark defines its critical accounting policies in accordance with U.S. GAAP that require it to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on its financial condition and results of operations, as well as the specific manner in which those principles are applied. Landmark believes its critical accounting policies governing the determination of the allowance for loan losses, assessment of other than temporary impairment of securities, the valuation of deferred tax assets, and fair value measurements are critical accounting policies. Landmark’s management has reviewed and approved these critical accounting policies and have discussed these policies with its Audit Committee. Landmark believes the critical accounting policies used in the preparation of its financial statements that require significant estimates and judgments are as follows:
Allowance for Loan Losses. The allowance for loan losses represents Landmark’s best estimate of probable credit losses inherent in the loan portfolio. The adequacy of Landmark’s allowance for loan losses is evaluated regularly. The allowance for loan losses has been determined in accordance with U.S. GAAP, under which Landmark is required to maintain an adequate allowance for loan losses. The allowance for loan losses is based upon management’s assessment of several factors including past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower’s ability to repay, the estimated value of underlying collateral, composition of the loan portfolio, current economic and market conditions, and other relevant factors. Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review Landmark’s allowance for loan losses. Such agencies may require Landmark to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, a sizeable portion of Landmark’s loans are secured by real estate. Accordingly, the collectability of a substantial portion of the carrying value of Landmark’s loan portfolio is susceptible to changes in local market conditions and may be adversely affected by declines in real estate values. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond Landmark’s control. Landmark believes that its allowance for loan losses is adequate to cover probable loan losses which are specifically identifiable, as well as losses inherent in its portfolio which are probable but not specifically identifiable.
Assessment of Other than Temporary Impairment. Certain of Landmark’s assets are carried in the balance sheet at fair value or at the lower of cost or fair value. Valuation allowances are established when necessary to recognize impairment of such assets. Landmark periodically performs analyses to test for impairment of various assets. In addition to Landmark’s impairment analyses related to loans and other real estate owned (“OREO”), another significant analysis relates to other than temporary declines in the value of its securities. Landmark conducts a quarterly review and evaluation of the investment securities portfolio to determine if the value of any security has declined below its carrying value and whether such decline is other than temporary. If such decline is deemed other than temporary, Landmark would adjust the carrying value of the security by writing down the security to fair value through a charge to current period earnings. At December 31, 2020, Landmark has determined that all unrealized losses were temporary in nature.
Valuation of Deferred Tax Assets. In evaluating the ability to realize deferred tax assets, management uses an estimate of future earnings to support its position that the benefit of the deferred tax assets will be realized. These estimates require management to make judgments about its future taxable income that are consistent with the plans and estimates it uses to manage its business. Fluctuations in the actual outcome of future tax consequences, including the recoverability of deferred tax assets, could materially impact Landmark’s financial condition or results of operations.
Fair Value Measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A three-level of fair value hierarchy prioritizes the inputs used to measure fair value:
•	Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities;
•
Level 2 - Valuation is determined from quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;

•
Level 3 - Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may require significant management judgment or estimation, which may be internally developed.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
COVID-19. The COVID-19 pandemic has caused a significant global and national downturn in the economy with unprecedented levels of unemployment and the future impact of the COVID-19 pandemic on the global, national and local economies which could adversely affect Landmark’s business and results of operations and financial condition remain uncertain. Due to the COVID-19 pandemic, national and local authorities have implemented numerous measures attempting to contain the spread and impact of COVID-19, such as travel bans and restrictions, quarantines, stay at home orders and limitations on business activities, including closures. These measures are, among other things, severely restricting global and national economic activity, which increased unemployment, disrupted supply chains, lowered asset valuations, decreased liquidity and caused significant volatility and disruptions in the financial markets. We are subject to heightened cyber security and operational risks as a result of work from home arrangements put in place for employees of Landmark. The Federal Reserve has taken action to combat the economic contraction caused by COVID-19 with reductions of the target federal fund rate, which could, if prolonged, adversely affect net interest income, margins and profitability. Closures of businesses and the institution of social distancing, shelter in place and stay home orders in the communities we serve, have reduced business activity and financial transactions. While certain of these restrictions have been eased and workplaces in the communities we serve are beginning to reopen, the pace of reopening is measured, and these government policies and directives are subject to change as the effects and spread of the COVID-19 pandemic continue to evolve. The measures taken to aid customers, including short-term loan payment deferments and other payment accommodations under Section 4013 of the Coronavirus, Relief, and Economic Security (“CARES”) Act, may be insufficient to help customers who have been negatively impacted by the economic effects of the COVID-19 pandemic. Loans that are currently in deferral status may become nonperforming loans. We may be required to recognize impairments on the securities we hold as well as reductions in other comprehensive income if adverse economic and market conditions affect issuers. The extent to which the COVID-19 pandemic will continue to impact our business, results of operations, and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic, as well as further actions we may take as may be required by government authorities or that is determined to be in the best interests of our employees and customers. There is no certainty that such measures will be sufficient to mitigate the risks posed by the pandemic.
Overview
The following discussion compares the financial condition of Landmark as of December 31, 2020 to the financial condition at December 31, 2019 and December 31, 2018 and the results of operations for each of the years ended December 31, 2020 and December 31, 2019. This discussion should be read in conjunction with the accompanying audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019 and the related notes beginning at page F-1 of this proxy statement/prospectus, as well as the statistical information included in this discussion.
Landmark earned net income of $1.3 million in 2020, an increase of $287 thousand or 27.1% compared to 2019. Basic earnings per share increased to $0.57 in 2020 from $0.45 in 2019. The most noteworthy factors impacting the 2020 results were as follows:
•
Improved net interest income of $921 thousand primarily due to reduced interest expense in the deposit portfolio. Net interest margin expanded 4 basis points to 3.22% on a fully tax-equivalent basis, which is a non-GAAP measurement, for the year ended December 31, 2020 from 3.18% in 2019.

•
A decline in noninterest expense in 2020 primarily due to a $315 thousand decrease in salaries and employee benefits and lower asset quality related expenses of $302 thousand which were offset by a $152 thousand loss on the termination of a branch lease agreement.

•	A decline in noninterest income in 2020 primarily due to gains on the sale of credit card and purchased manufactured home loan portfolios totaling $387 thousand in 2019.
•
The provision for loan losses of $817 thousand in 2020 increased $897 thousand, or 1,129% over 2019 as certain qualitative factors were increased in the allowance for loan losses model due to the economic disruption and uncertainty related to the COVID-19 pandemic.

Net interest income for the year ended December 31, 2020 increased 9.4% due to growth in loans, controlling the cost of funds, and a favorable mix of deposit accounts. Gross loans increased $32.6 million or 13.2% in 2020 as a result of our participation in the Payroll Protection Program (“PPP”) as well as strong residential loan growth. Deposits, including securities sold under repurchase agreements, increased $6.3 million or 2.2% in 2020. With respect to noninterest income, growth in deposit service charges and mortgage fee income in 2020 was offset by declines in gains on the sale of loan portfolio segments, credit card interchange income, and loan fee income. Noninterest expense declined $496 thousand or 4.8% in 2020 compared to 2019, with salaries and employee benefits decreasing $315 thousand or 5.6%.
Non-GAAP Financial Measures
The following are non-GAAP financial measures which provide useful insight to the reader of the consolidated financial statements but should be supplemental to GAAP used to prepare Landmark’s financial statements and should not be read in isolation or relied upon as a substitute for GAAP measures. In addition, Landmark’s non-GAAP measures may not be comparable to non-GAAP measures of other companies. Landmark’s tax rate used to calculate the fully-taxable equivalent (FTE) adjustment was 21% in 2020, 2019 and 2018.

The following table reconciles the non-GAAP financial measures of FTE net interest income as of December 31 of the years indicated:
(dollars in thousands)	2020	2019	2018
Interest income (GAAP)	$12,989	$13,200	$14,057
Adjustment to FTE	41	58	149
Interest income adjusted to FTE (non-GAAP)	13,030	13,258	14,206
Interest expense	2,275	3,407	2,868
Net interest income adjusted to FTE (non-GAAP)	$10,755	$9,851	$11,338
The efficiency ratio is noninterest expenses as a percentage of FTE net interest income plus noninterest income. The following table reconciles the non-GAAP financial measures of the efficiency ratio to GAAP as of December 31 of the years indicated:
(dollars in thousands)	2020	2019	2018
Efficiency ratio (non-GAAP):
Noninterest expenses (GAAP)	$9,867	$10,363	$10,797
Net interest income (GAAP)	10,714	9,793	11,189
Plus: taxable equivalent adjustment	41	58	149
Noninterest income (GAAP)	1,310	1,730	1,192
Net interest income (FTE) plus noninterest income (non-GAAP)	$12,065	$11,581	$12,530
Efficiency ratio (non-GAAP)	81.78%	89.48%	86.17%
Financial Condition
Total assets were $353.7 million at December 31, 2020, reflecting growth of $26.9 million or 8.2% from year-end 2019. Loans increased $32.6 million or 13.2% from December 31, 2019 to December 31, 2020. This net increase resulted primarily from growth in both residential mortgage loans and PPP loans. The growth in loans was funded by a reduction in cash and due from banks, increased deposits, and short-term and PPP Liquidity Fund (“PPPLF”) borrowings. Deposits increased $8.3 million and the composition of the deposit mix changed significantly with management’s focus on growth in noninterest-bearing accounts. Short-term and PPPLF borrowings increased $21.5 million to supplement the asset growth funding. Long-term borrowings declined $3.0 million due to the scheduled maturity of two advances.
Total assets declined $8.8 million from December 31, 2018 to December 31, 2019. Loans declined $3.9 million from 2018 to 2019 as the purchased manufactured home loan portfolio was sold in the second quarter of 2019 which was offset by growth in the residential mortgage and consumer loans portfolios. Cash and due from banks declined $6.6 million while the investment portfolio grew $1.9 million during the period. Total deposits declined $11.0 million from 2018 to 2019 as management concentrated efforts on the change in the deposit mix. Noninterest-bearing checking accounts increased from $54.5 million to $58.7 million, interest-bearing checking accounts increased from $31.9 million to $42.5 million and more expensive time deposits matured and were not renewed resulting in a $16.5 million decline in time deposits.
Investment Securities
The investment securities portfolio provides earnings and liquidity, as well as an effective tool in managing interest rate risk and tax liabilities. Securities are also pledged to secure public fund deposits, repurchase agreements, and for other purposes required or permitted by applicable law. Landmark’s investment activities are governed internally by a board-approved policy. The policy is carried out by Landmark’s Investment Committee, which regularly reviews the economic environment and establishes investment strategies. Investment strategies are determined in consideration of the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity and liquidity position of Landmark. There was no concentration in securities of any single issuer that exceeded 10% of shareholders’ equity.
Available-for-sale securities are carried at their estimated fair value. At year-end 2020, available-for-sale securities totaled $57.6 million, a net decrease of $1.8 million compared to year-end 2019. The decrease in available-for-sales securities is due to pay downs on mortgage-backed securities, maturities in U.S. government sponsored enterprise securities and calls and maturities in taxable state and municipal securities.

Available-for-sale securities increased $1.9 million from year-end 2018 to 2019. This increase is due to purchases of U.S. Treasury bonds and mortgage-backed securities offset by maturities and sales in the tax free state and political subdivisions portfolio.
At December 31, 2020, 2019, and 2018, $32.9 million $32.5 million, and $40.4 million, respectively, of investment securities were pledged as security for public fund deposits.
Proceeds from maturities, calls and principal payments totaled $14.6 million, $10.4 million, and $10.1 million in 2020, 2019, and 2018, respectively. Proceeds from sales totaled $4.4 million in 2020 and $22.3 million in 2019, which resulted in net gains of $87 thousand and $153 thousand in 2020 and 2019, respectively. The investment activity in 2020 reflected a strategy to maintain a diversified portfolio while continuing to meet pledging requirements. The investment activity in 2019 reflected a strategy to replace tax free state and municipal securities with taxable state and municipal securities to manage the tax liability of Landmark. There were no sales of securities in 2018.
The following table sets forth Landmark’s investment securities portfolio as of December 31 of the years indicated. The available-for-sale portfolio is based on fair value.
	2020		2019		2018
(dollars in thousands)	Amount	% of Portfolio	Amount	% of Portfolio	Amount	% of Portfolio
Available-for-sale:
State and municipal	$29,265	50%	$20,342	34%	$24,951	43%
Mortgage-backed securities - GSE - residential	18,974	33%	26,386	45%	20,140	35%
U.S. government sponsored enterprises	6,369	11%	10,200	17%	11,916	21%
U.S. Treasury	2,109	4%	2,026	3%	—	0%
Corporate securities	508	1%	—	0%	—	0%
U.S. government agency	340	1%	388	1%	455	1%
Total available-for-sale securities	$57,565	100%	$59,342	100%	$57,462	100%
The carrying amount and yield of debt securities at December 31, 2020 by contractual maturity is shown in the following chart.
	1 Year or Less		Over 1-5 Years		Over 5-10 Years		Over 10 Years
(dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available-for-sale:
State and municipal	$501	3.25%	$6,978	2.04%	$6,501	2.53%	$15,285	2.50%
Mortgage-backed securities - GSE - residential	—	—	1,114	3.11%	7,221	1.34%	10,639	1.40%
U.S. government sponsored enterprises	3,524	2.01%	—	—	2,845	2.71%	—	—
U.S. Treasury	—	—	2,109	2.40%	—	—	—	—
Corporate securities	—	—	—	—	508	5.75%	—	—
U.S. government agency	—	—	—	—	—	—	340	2.41%
Total available-for-sale securities	$4,025	2.16%	$10,201	2.23%	$17,075	2.15%	$26,264	2.05%
In the above table, average yields on available-for-sale securities are based on amortized cost and do not reflect unrealized gains or losses.
Loan Portfolio
Landmark has established policies and procedures designed to mitigate credit risk and to maintain the quality of the loan portfolio. These policies include underwriting standards for new credit as well as continuous monitoring and reporting policies for asset quality and the adequacy of the allowance for loan losses. These policies, coupled with ongoing training efforts, have provided effective checks and balances for the risks associated with the lending process. Lending authority is based on the type of loan, the loan amount requested and the experience of the lending officer.
As of December 31, 2020, Landmark’s gross loan portfolio totaled $280.2 million, representing 79.2% of its total assets. Gross loans increased by $32.6 million or 13.2% from December 31, 2019.

Gross loans declined $3.9 million from 2018 to 2019 as growth in residential and consumer portfolios were more than offset by the sale of the credit card and purchased manufactured home portfolios.
Landmark’s emphasis on meeting the market’s growing demand for both residential and commercial real estate loans was reflected by an increase of $17.8 million in residential and $3.2 million in commercial real estate loans during 2020. In addition to the real estate portfolio activity, Landmark provides commercial and industrial loans to local businesses. During the year ended December 31, 2020, commercial and industrial loans increased by $14.7 million from December 31, 2019, primarily due to PPP loans. As of December 31, 2020, outstanding PPP loan balances totaled $19.0 million.
In order to offer residential real estate customers a full range of fixed and variable-rate residential mortgage products, Landmark partners with several companies that specialize in this area, selling a large portion of newly originated residential mortgages. This approach allows Landmark to recognize noninterest income while mitigating interest rate risk. While Landmark recognizes risks associated with some types of commercial loans, commercial borrowers’ financial condition is closely monitored by management through the analysis of financial statements and income tax returns.
The following table sets forth Landmark’s loan portfolio by general categories at December 31. Not included in the table are credit card loans of $1,040 considered held for sale at December 31, 2018 based on Landmark’s decision in 2018 to sell its credit card portfolio. These loans were sold in a bulk sale in February 2019. The remainder of the portfolio was sold in September 2018.
(dollars in thousands)	2020	% of Total	2019	% of Total	2018	% of Total	2017	% of Total	2016	% of Total
Commercial:
Real estate	$155,623	56%	$152,416	62%	$155,340	61%	$164,568	62%	$153,316	63%
Commercial and industrial	39,450	14%	24,795	10%	24,501	10%	21,362	8%	16,436	7%
Municipal and other	11,554	4%	13,319	5%	13,511	5%	16,000	6%	18,385	7%
Residential mortgage	43,136	15%	25,293	10%	16,261	6%	14,420	5%	13,993	6%
Consumer	30,780	11%	31,562	13%	29,834	12%	25,753	10%	16,121	6%
Credit cards	—	—	—	—	—	—	9,298	3%	9,011	4%
Purchased manufactured homes	—	—	—	—	13,202	6%	14,978	6%	16,922	7%
Total	$280,543	100%	$247,385	100%	$252,649	100%	$266,379	100%	$244,184	100%
The contractual maturity distribution and repricing range of the loan portfolio at December 31, 2020, are presented in the following tables.
	Due in
(dollars in thousands)	Less than 1 Year	1 - 5 Years	Over 5 Years	Total
Commercial:
Real estate	$4,317	$14,455	$136,851	$155,623
Commercial and industrial	3,618	25,541	10,291	39,450
Municipal and other	568	2,065	8,921	11,554
Residential mortgage	47	534	42,555	43,136
Consumer	304	20,854	9,622	30,780
Total	$8,854	$63,449	$208,240	$280,543
	Repricing in
(dollars in thousands)	Less than 1 Year	1 - 5 Years	Over 5 Years	Total
Commercial:
Real estate	$70,220	$61,157	$24,246	$155,623
Commercial and industrial	6,771	30,780	1,899	39,450
Municipal and other	3,165	1,725	6,664	11,554
Residential mortgage	4	534	42,598	43,136
Consumer	2,641	20,819	7,320	30,780
Total	$82,801	$115,015	$82,727	$280,543

At December 31, 2020 loans with floating or variable rates accounted for $150.7 million, or 53.7% of the loan portfolio, and loans with fixed or predetermined rates accounted for $129.9 million, or 46.3% of the loan portfolio.
In 2020, Landmark instituted a payment deferral program to assist borrowers experiencing financial hardship due to the COVID-19 pandemic. This program was established in response to federal banking agencies guidance encouraging banks to work with borrowers that may be unable to meet their contractual obligations due to the effect of COVID-19. This guidance stated that short-term modifications (up to six months) made on a good faith basis in response to COVID-19 to borrowers who were current at the time of modification are not considered troubled debt restructurings (TDRs). In addition, section 4013 of the CARES Act provide that loan modifications related to COVID-19 on a loan that was current at December 31, 2019 are not considered TDRs. Through December 31, 2020, Landmark had modified $62.6 million of loans to allow for payment deferrals. These deferrals include principal, and principal and interest deferrals, generally for three to six months. Additional modifications were made as necessary. At December 31, 2020, $3.4 million of commercial real estate loans remain on payment deferrals. The $3.4 million that remain on deferral at year end 2020 consist of four loans between two customers.
Provision for Loan Losses
The provision for loan losses was $817 thousand in 2020 compared to a credit of $79 thousand in 2019. The increase in the provision for loan losses reflects an increase in certain qualitative factors in our allowance for loan losses model due to the economic disruption and uncertainty related to the COVID-19 pandemic. The provision for loan losses charged against earnings is based, in part, upon the experience of loan losses and an estimation of inherent risks in the current loan portfolio, as well as industry trends and economic conditions that impact the collectability of loans. Landmark places an emphasis on asset quality and performs a thorough analysis and assessment of the adequacy of the allowance for loan losses relative to the risks in the loan portfolio.
The provision for loan losses was $2.3 million in 2018 and is reflective of charge offs in the credit card portfolio prior to and as a result of a sale of a large portion of the credit card portfolio in September 2018 as well as heightened charge offs in the commercial real estate and commercial and industrial portfolios.
See further discussion in “Allowance for Loan Losses” and Note 3 of Landmark’s Consolidated Financial Statements for the year ended December 31, 2020 beginning at page F-17 in this proxy statement/prospectus.
Allowance for Loan Losses
Landmark maintains the allowance for loan losses at a level that management believes is adequate to absorb potential losses inherent in the loan portfolio and is established through a provision for loan losses charged to earnings. Management regularly conducts an analysis of the adequacy of the allowance based on its knowledge of its loans, loss history and qualitative risk factors existing in its market. An outside firm is engaged to independently validate the methodology and perform various loan review functions.
Landmark prepares the analysis of the allowance to objectively quantify portfolio risk into a dollar amount of inherent losses. For impaired loans, the related allowance is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if repayment is expected to be provided by the collateral. The allowance associated with the remaining loan portfolio is based on the analysis of historical loan loss ratios, delinquency trends, and previous collection experience along with an assessment of the effects of external economic conditions and other qualitative factors.
Based on the above, management believes that the allowance for loan losses is adequate to absorb potential losses in the loan portfolio as of December 31, 2020, however, there can be no assurance that adjustments to the provision for loan losses will not be required in the future. Changes in the economic assumptions underlying management’s estimates and judgments, adverse developments in the economy or market area, or changes in the circumstances of particular borrowers are criteria that could change and result in adjustments to the provision for loan losses. Management closely monitors problem loans, employs intensive collection efforts for loans previously charged-off and continually attempts to improve underwriting quality.

The allowance for loan losses was $3.8 million or 1.34% of loans outstanding at December 31, 2020. Excluding PPP loans that are guaranteed by the Small Business Administration (“SBA”), the allowance for loan losses as a percentage of loans was 1.44%. This compares to 1.22% in 2019, 1.31% in 2018, 1.25% in 2017, and 1.27% in 2016.
The following table summarizes activity in Landmark’s allowance for loan losses during the periods indicated:
(dollars in thousands)	2020	2019	2018	2017	2016
Allowance balance, beginning	$3,014	$3,284	$3,303	$3,077	$2,965
Recoveries:
Commercial:
Real estate	1	158	34	465	2
Municipal and other	—	—	—	—	535
Commercial and industrial	3	3	2	—	—
Residential mortgage	—	24	—	—	—
Consumer	131	105	63	1	—
Credit cards	—	—	91	36	40
Purchased manufactured home loans	—	—	12	—	—
Total gross recoveries	135	290	202	502	577
Charge-offs:
Commercial:
Real estate	(79)	(126)	(564)	(99)	(257)
Municipal and other	—	—	—	—	—
Commercial and industrial	—	—	(930)	—	(4)
Residential mortgage	—	(289)	—	—	—
Consumer	(123)	(66)	(80)	(5)	(1)
Credit cards	—	—	(850)	(475)	(562)
Purchased manufactured home loans	—	—	(130)	(94)	(11)
Total gross charge-offs	(202)	(481)	(2,554)	(673)	(835)
Net recoveries (charge-offs)	(67)	(191)	(2,352)	(171)	(258)
Provision (credit) for loan losses	818	(79)	2,333	397	370
Allowance balance, ending	$3,765	$3,014	$3,284	$3,303	$3,077
Ratio of net charge-offs to average loans outstanding	0.02%	0.08%	0.90%	0.07%	0.11%
Loans deemed to be uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to the allowance.
Net charge-offs amounted to $67 thousand for the year ended December 31, 2020 or 0.02% of average loans, as compared to net charge-offs of $191 thousand, or 0.08% of average loans in 2019. The majority of the charge-offs during the year ended December 31, 2020 related to two commercial real estate loans and various consumer loans in the indirect auto portfolio. Net charge-offs amounted to $2.4 million for the year ended December 31, 2018 or 0.90% of average loans and primarily related to credit cards (including losses on sale of the first portion of the portfolio) and one commercial relationship.

The allocation of the allowance, presented in the following table, is based primarily on the factors discussed above in evaluating the adequacy of the allowance. Since all factors are subject to change, the allocation is not necessarily indicative of the category of future loan losses and does not restrict the use of the allowance to absorb losses in any category.
(dollars in thousands)	2020	% of Total	2019	% of Total	2018	% of Total	2017	% of Total	2016	% of Total
Commercial:
Real estate	$2,408	64%	$2,090	69%	$2,247	68%	$1,465	44%	$1,545	50%
Municipal and other	46	1%	37	1%	42	1%	81	3%	109	4%
Commercial and industrial	205	5%	231	8%	215	7%	198	6%	144	5%
Residential mortgage	381	10%	214	7%	108	3%	125	4%	139	5%
Consumer	395	11%	370	12%	316	10%	265	8%	134	4%
Credit cards	—	—	—	—	—	—	538	16%	537	17%
Purchased manufactured home	—	—	—	—	331	10%	354	11%	340	11%
Unallocated	330	9%	72	3%	25	1%	277	8%	129	4%
Total	$3,765	100%	$3,014	100%	$3,284	100%	$3,303	100%	$3,077	100%
See Note 3 to Landmark’s audited Consolidated Financial Statements for the year ended December 31, 2020 beginning at page F-17 in this proxy statement/prospectus for additional information regarding the provision and allowance for loan losses.
Nonperforming Assets
Nonperforming assets, which consist of loans past due 90 days or more and still accruing, nonaccrual loans, troubled debt restructurings, and other real estate owned totaled $1.4 million at December 31, 2020, compared to $2.1 million at year-end 2019 and $4.2 million at year-end 2018. After experiencing increases in the level of nonperforming assets in previous years Landmark has experienced declines over the past three years as a result of concerted efforts by management to work out problem loan situations. This was achieved principally by the sale of the credit card and purchased manufactured home portfolios, payoff of loans through refinancing or the sale of underlying collateral, the charge-off of uncollectible amounts, the sale of other real estate owned properties acquired through foreclosure, and loans returning to performing status after a prolonged period of current payments. In addition, Landmark experienced a decline in the volume of loans moving into nonperforming status in 2020. Despite the economic uncertainty and elevated unemployment due to the COVID-19 pandemic, Landmark’s asset quality metrics improved through 2020.
The following table provides a summary of Landmark’s nonperforming assets at December 31 of the years indicated.
	2020	2019	2018	2017	2016
Loans past due 90 days or more and still accruing	$8	$9	$—	$518	$702
Nonaccrual loans:
Commercial real estate	82	288	2,272	5,009	6,445
Commercial and industrial	—	—	—	—	553
Residential mortgage	245	449	104	356	221
Consumer	37	47	421	496	505
Purchased manufactured home	—	—	624	610	425
Credit cards	—	—	11	105	99
Total nonaccrual loans	364	784	3,432	6,576	8,248
Total nonperforming loans	372	793	3,432	7,094	8,950
Accruing troubled debt restructurings	422	173	192	199	205
Other real estate owned	637	1,113	614	757	852
Total nonperforming assets	$1,431	$2,079	$4,238	$8,050	$10,007
Nonperforming loans to total loans	0.13%	0.32%	1.36%	2.68%	3.68%
Nonperforming assets to total assets	0.40%	0.64%	1.26%	2.34%	3.16%

Included in nonaccrual loans are $40 thousand, $73 thousand, $862 thousand, $1.6 million, and $1.8 million of TDRs in 2020, 2019, 2018, 2017, and 2016, respectively.
Landmark generally places loans on non-accrual when they become 90 days past due. Interest accrual may also be discontinued earlier if, in management’s opinion, collection is unlikely. Payments on nonaccrual loans are applied against the principal balance outstanding. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. If the non-accrual loans that were outstanding as of December 31, 2020 had been performing in accordance with their original terms, Landmark would have recognized interest income with respect to such loans of $28 thousand.
For further information on Nonperforming Loans, refer to Note 3 of Landmark’s audited Consolidated Financial Statements for the year ended December 31, 2020, beginning at page F-17 in this proxy statement/prospectus.
Deposits
Customer deposits, because of their stability, are the largest source of funds used to support Landmark’s growth. “Core” deposits are deposits that tend to remain with Landmark despite the change in the market’s interest rate environment.
Landmark offers a broad selection of deposit instruments to individuals and businesses including noninterest-bearing checking accounts, interest-bearing checking accounts, savings accounts, money market deposit accounts, certificates of deposit and individual retirement accounts. Deposit account terms vary with respect to the minimum balance required, the time period the funds must remain on deposit, and service charge schedules.
Total deposits were $286.6 million as of December 31, 2020, an increase of $8.3 million or 3.0% when compared to 2019. Noninterest-bearing demand deposits grew $20.7 million or 35.2% and interest-bearing deposits declined $12.3 million. During 2019 and 2020, Landmark’s deposit strategy was to grow noninterest-bearing demand deposit accounts while reducing reliance on rate sensitive time deposit accounts. Time deposit account balances were $74.3 million at December 31, 2020, a decline of $23.8 million when compared to 2019. Saving, money market and interest-bearing checking accounts grew $11.5 million or 9.4% when compared to 2019.
Total deposits declined $11 million from December 31, 2018 to 2019. Noninterest-bearing demand deposits grew $4.2 million or 7.7% and interest-bearing checking accounts grew $10.6 million or 33.3%. Savings and time deposits accounts declined $25.8 million from year end 2018 to 2019 due to the strategy to change the mix of deposits as noted above.
The following table presents the composition of deposits as of December 31 of the years indicated.
(dollars in thousands)	2020	% of Total	2019	% of Total	2018	% of Total
Noninterest-bearing demand	$79,406	28%	$58,750	21%	$54,530	19%
Interest-bearing demand:
Checking accounts	52,003	18%	42,513	15%	31,891	11%
Money market accounts	69,020	24%	69,562	25%	79,164	27%
Savings accounts	11,881	4%	9,374	4%	9,084	3%
Time deposits	74,283	26%	98,082	35%	114,618	40%
Total deposits	$286,593	100%	$278,281	100%	$289,287	100%

The following table sets forth the average deposit balances by major category as of December 31 of the years indicated.
	2020		2019		2018
(dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand	$76,606		$59,330		$55,977
Interest-bearing demand:
Checking accounts	49,316	0.52%	40,189	0.83%	33,024	0.72%
Money market accounts	64,090	0.51%	62,506	1.07%	71,984	0.79%
Savings accounts	10,274	0.11%	9,012	0.13%	9,981	0.11%
Time deposits	85,561	1.69%	108,183	2.04%	122,281	1.50%
Total	$285,847	0.71%	$279,220	1.15%	$293,247	0.90%
The following table provides information regarding the scheduled maturities of time deposits of $250,000 and more as of December 31, 2020.
(dollars in thousands)
Three months or less	$962
Over three through twelve months	5,168
Over one year through three years	1,572
Total	$7,702
Short-Term Borrowings
Short-term debt consists of amounts outstanding under an unsecured line of credit with a correspondent bank, short-term secured borrowings from the Federal Reserve Bank and short-term secured borrowings from the Federal Home Loan Bank of Pittsburgh (“FHLB”). At various times Landmark utilizes short-term borrowings, in addition to core deposits, to fund its lending and investment activities, depending on fluctuations in loan demand, deposit availability and pricing. At December 31, 2020, Landmark had $5.7 million in short-term borrowings and $4.5 million in long-term borrowings outstanding with the FHLB, as compared with zero short-term borrowings and $7.5 million in long-term borrowings at December 31, 2019 and $289 thousand in short-term borrowings and $7.5 million in long-term borrowings at December 31, 2018.
Landmark also maintains an unsecured $5.0 million line of credit from a correspondent bank for short-term borrowing purposes. This unsecured line of credit is tested once each year but Landmark did not have any outstanding borrowings at December 31 2020, 2019, and 2018.
Landmark can borrow from the Federal Reserve Bank on an overnight basis. The borrowings are secured by investments with amortized costs and estimated market values of $4.9 million. There were no borrowings under this line at December 30, 2020, 2019, and 2018.
Information relating to short-term borrowings is as follows for the years ended December 31 of the years indicated:
(dollars in thousands)	2020	2019	2018
Total outstanding at year-end	$5,734	$—	$289
Average amount outstanding during the year	$2,148	$160	$1,054
Maximum amount outstanding at any month-end	$6,350	$2,543	$4,952
Weighted-average interest rate at year-end	0.41%	—	2.75%
Weighted-average interest rate during the year	0.68%	2.76%	2.34%
In April 2020, the Federal Reserve Bank established the PPPLF to provide participating lenders with liquidity to originate PPP loans. Advances are collateralized by pools of PPP loans, bear interest at 0.35%, and carry a maturity date based on the underlying PPP loans. Advances are repaid as payments on the underlying PPP loans are received. At December 31, 2020, Landmark had $15.7 million of PPPLF advances outstanding, secured by $15.7 million of outstanding PPP loans. These advances are generally expected to be repaid in 2021 as the underlying PPP loan forgiveness payments from the SBA are received. The maximum amount outstanding at any month-end was $29.1 million and the weighted average interest rate during the year was 0.35%.
In March 2021, an additional $13.2 million of advances under the PPPLF were obtained. The advances are fully secured by PPP loans and have the same terms as noted above.
Securities sold under agreements to repurchase are noninsured interest-bearing liabilities that have a perfected security interest in qualified investments of Landmark. Repurchase agreements are offered through a sweep product. A sweep account is designed to ensure that, on a daily basis, an attached demand deposit account is adequately funded and excess funds are transferred, or swept, into an interest-bearing overnight repurchase agreement account.
Securities sold under agreements to repurchase were $1.5 million at December 31, 2020 compared to $3.5 million in 2019 and $3.0 million in 2018. Securities sold under agreement to repurchase are secured by investment securities with a carrying amount of $2.2 million at December 31, 2020, $4.0 million at December 31, 2019, and $3.7 million at December 31, 2018. The weighted average interest rate on these agreements was 0.27% at December 31, 2020 and 0.30% at December 31, 2019 and 2018.
Long-Term Borrowings
Long-term debt consists of secured borrowings from the FHLB. At various times Landmark utilizes long-term borrowings to fund its lending and investment activities, depending on deposit availability and pricing, as well as to manage interest rate risk.
Information relating to secured long-term borrowings from the FHLB is as follows for the years ended December 31 of the years indicated.
(dollars in thousands)	2020	2019	2018
Total outstanding at year-end	$4,500	$7,500	$7,491
Average amount outstanding during the year	$6,709	$7,374	$7,491
Maximum amount outstanding at any month-end	$7,500	$7,500	$7,591
Weighted-average interest rate at year-end	1.61%	1.53%	1.39%
Weighted-average interest rate during the year	1.57%	1.44%	1.41%
Landmark had additional borrowing capacity with the FHLB in the amount of $103.0 million, $104.1 million, and $101.0 million at December 31, 2020, 2019, and 2018, respectively, which is secured by a blanket lien on its 1-4 family residential mortgage loan portfolio and certain commercial real estate loans.
The following table shows the outstanding long-term borrowings under this credit facility at December 31 of the years indicated:
(dollars in thousands) Maturity Year	2020 Interest Rate	2020	2019	2018
2019	—	$—	$—	$2,991
2020	—	—	3,000	3,000
2021	1.36%	1,500	1,500	1,500
2022	1.69%	1,500	1,500	—
2023	—	—	—	—
2024	—	—	—	—
2025	1.79%	1,500	1,500	—
Total	1.61%	$4,500	$7,500	$7,491
Liquidity
Liquidity is a measure of a bank’s ability to fund loans, withdrawals or maturities of deposits, and other cash outflows in a cost-effective manner. Landmark’s principal sources of funds include deposits, scheduled amortization and prepayments of loan principal, and funds provided by operations. While scheduled loan payments are relatively predictable sources of funds, deposit flow and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

At December 31, 2020, the amount of liquid assets remained at a level Landmark’s management deemed adequate to ensure that contractual liabilities, depositors’ withdrawal requirements, and other operational and customer credit needs could be satisfied. As of December 31, 2020, Landmark’s liquid assets, cash and cash equivalents, were $19.5 million, which represented 5.5% of total assets, compared to $26.2 million at December 31, 2019, which represented 8.0% of total assets on such date, or $22.4 million at December 31, 2018, which represented 6.7% of total assets on such date.
Off-Balance Sheet Arrangements
Through the normal course of business, Landmark enters into certain contractual obligations and other commitments. Commitments to extend credit and letters of credit are legally binding conditional agreements generally having fixed expiration or termination dates. These commitments generally require customers to maintain certain credit standards and are established based on management’s credit assessment of the customer. The commitments may expire without being drawn upon. Landmark has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Landmark’s financial condition, changes in financial condition, income or expense, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For further discussion, refer to Note 14 of Landmark’s audited Consolidated Financial Statements for the year ended December 31, 2020 beginning at page F-27 in this proxy statement/prospectus.
Asset and Liability Management
Asset and liability management involves the evaluation, monitoring, and managing of market risk, interest rate risk, liquidity risk and the appropriate use of capital, while maximizing profitability. Landmark’s Asset and Liability Committee (“ALCO”) provides oversight to the asset and liability management process. ALCO recommends policy guidelines regarding exposure to interest rates, and liquidity and capital limits for approval by Landmark’s Board of Directors.
The primary goals of Landmark’s interest rate risk management process are to control exposure to interest rate risk inherent in its balance sheet, determine the appropriate risk level given its strategic objectives, and manage the risk consistent with limits and guidelines approved by ALCO and the Board of Directors of Landmark. On a quarterly basis, Landmark provides a detailed review of its interest rate risk position to ALCO.
Landmark manages and controls interest rate risk by identifying and quantifying interest rate risk exposures through the use of net interest income simulation and economic value at risk models. Various assumptions are used to produce these analyses, including, but not limited to, the level of new and existing business, loan and investment prepayment speeds, deposit flows, interest rate curves and competitive pricing.
Interest Rate Risk Sensitivity Analysis
At December 31, 2020 and 2019, the results of Landmark’s interest rate sensitivity analysis models were within guidelines prescribed by the Board of Directors of Landmark with the exception of a 17 basis point variance in a down 100 environment for the 2020 EVE. If model results were to fall outside prescribed ranges, action plans, including additional monitoring and reporting to the Board of Directors of Landmark, would be required by ALCO and Landmark’s management until results were back within prescribed limits.
Landmark’s simulation model measures the volatility of net interest income to changes in market interest rates. Landmark measures the sensitivity of net interest income over 12- and 24-month time horizons. Policy guidelines have been established for rate shocks, positive and negative, ranging from -300 to +400 basis points. Rates are shocked immediately in year 1 with rates remaining stable in year 2. Yield curve shifts are parallel and instantaneous. For example, ALCO has established a policy that net interest income sensitivity is acceptable if net interest income in the +/- 200 basis points scenarios are within a 10% change in net interest income in the first twelve months and over the two-year time frame. Landmark was within its policy guidelines on December 31, 2020 and 2019.

Landmark’s net interest income simulation models at December 31, 2020 and 2019 are as follows:
	Net Interest Income
Rate Shock(1)	December 31, 2020		December 31, 2019
(dollars in thousands)	Amount	% change	Amount	% change
+ 400	$9,936	-6.63%	$8,881	-10.39%
+ 300	$10,149	-4.63%	$9,174	-7.43%
+ 200	$10,338	-2.85%	$9,445	-4.70%
+ 100	$10,509	-1.24%	$9,695	-2.18%
+ 0 (static)	$10,641	—%	$9,991	—%
- 100	$10,691	0.47%	$10,274	3.67%
- 200	$10,704	0.59%	$10,080	1.71%
- 300	$10,705	0.59%	$10,044	1.35%
(1)	Change in interest rates in basis points
Landmark measures long-term interest rate risk through an Economic Value of Equity (“EVE”) model. This model involves projecting Landmark’s asset and liability cash flows to their maturity dates, discounting those cash flows at appropriate interest rates, and then aggregating the discounted cash flows. Landmark’s EVE is the estimated net present value of these discounted cash flows. The variance in the economic value of equity is measured as a percentage of the present value of equity. The sensitivity of EVE to changes in the level of interest rates is a measure of the sensitivity of long-term earnings to changes in interest rates. Landmark uses the sensitivity of EVE principally to measure the exposure of equity to changes in interest rates over a relatively long-time horizon. Based on the underlying assumptions, Landmark was within its policy guidelines on December 31, 2020 and 2019 with the exception of a 17 basis point variance in the down 100 rate environment in 2020. Management will continue to monitor this variance and report to ALCO as necessary.
Landmark’s net interest income simulation models at December 31, 2020 and 2019 are as follows:
	Economic Value of Equity
Rate Shock(1)	December 31, 2020		December 31, 2019
(dollars in thousands)	Amount	% change	Amount	% change
+ 400	$42,647	-7.04%	$30,484	-9.41%
+ 300	$44,049	-3.98%	$32,064	-4.71%
+ 200	$45,854	-0.05%	$33,694	0.13%
+ 100	$46,363	1.06%	$34,247	1.77%
+ 0 (static)	$45,876	—%	$33,651	—%
- 100	$41,211	-10.17%	$32,125	-4.53%
- 200	$39,961	-12.89%	$27,788	-17.42%
- 300	$39,910	-13.00%	$27,195	-19.18%
(1)	Change in interest rates in basis points
Modeling changes in the simulation and EVE analyses require the making of certain assumptions, which may or may not reflect the manner in which actual yields or costs respond to changes in market interest rates. Although the models discussed above provide an indication of Landmark’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income or economic value of equity and may differ from actual results.
Capital Resources
The authorized stock of Landmark consists of 10,000,000 shares of common stock with $1 par value as well as 4,000,000 shares of preferred stock with a $1 par value. There were 2,381,695 shares of common stock outstanding as of December 31, 2020, 2,358,288 shares outstanding, net of 1,280 shares held as treasury stock, as of December 31, 2019, and 2,343,779 shares outstanding, net of 4,600 shares held as treasury stock, as of

December 31, 2018. There was no preferred stock issued and outstanding at December 31, 2020, 2019, and 2018. Stockholders’ equity ended 2020 at $36.2 million, a net increase of $2.8 million from December 31, 2019. Net income in 2020 was $1.3 million and Landmark paid $189 thousand in cash dividends in 2020 as compared to net income in 2019 of $1.1 million and $753 thousand in cash dividends. Shareholder’s equity was $32.1 million at year-end 2018. Net loss for 2018 was $451 thousand and $699 in cash dividends were paid in 2018. Tangible book value per share was $15.19, $14.14 and $13.70 at December 31, 2020, 2019 and 2018, respectively.
Landmark Community Bank (the “Bank”) is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. At December 31, 2020, Landmark was subject to the Federal Reserve’s Small Corporation Holding Company Policy. Under the Basel III Capital Rules, bank holding companies with assets of less than $3 billion are not subject to the regulatory capital requirements on a consolidated basis, where the company is not engaged, directly or indirectly, in significant nonbanking activities; does not conduct, directly or indirectly, significant off-balance sheet activities; and does not have a significant amount of debt or equity securities registered with the SEC.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of common equity, total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). Management believes that the Bank meets all capital adequacy requirements to which it is subject as of December 31, 2020.
As of December 31, 2020, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum common equity risk-based, total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed the Bank’s category.
For further information, refer to Note 15 to Landmark’s audited Consolidated Financial Statements for the year ended December 31, 2020 beginning at page F-27 in this proxy statement/prospectus.
The following table presents actual and required capital ratios as of December 31, 2020 for the Bank under the Basel III Capital Rules.
	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk-weighted assets)	$37,427	14.61%	$20,489	8.00%	$25,612	10.00%
Common Equity Tier 1 Capital (to risk-weighted assets)	$34,219	13.36%	$11,525	4.50%	$16,648	6.50%
Tier 1 Capital (to risk-weighted assets)	$34,219	13.36%	$15,367	6.00%	$20,489	8.00%
Tier 1 Capital (to average assets)	$34,219	10.09%	$14,462	4.00%	$18,078	5.00%
Results of Operations
Net Interest Income
The primary source of Landmark’s earnings is net interest income. Net interest income is the difference between interest and fees earned on interest-earning assets and the interest expense incurred on interest-bearing liabilities. Earning assets include loans, securities and interest-bearing balances in banks. Interest-bearing liabilities include deposits and borrowed funds.
Net interest income is affected by changes in interest rates, the volume of interest-bearing assets and liabilities and the composition of those assets and liabilities (mix). The “net interest spread” and “net interest margin” are two common statistics related to the evaluation of net interest income. The net interest spread represents the difference between the yields earned on interest-earning assets and the rates paid for interest-bearing liabilities. The net interest margin is defined as the ratio of net interest income to average earning assets. Due primarily to funding provided by noninterest-bearing deposits and stockholders’ equity, the net interest margin exceeds the net interest spread. Both net interest spread, and net interest margin are stated as a percentage with each .01% often referred to as one basis point.
The table that follows sets forth a comparison of average balances of assets and liabilities and their related net tax equivalent yields and rates for the periods indicated. Within the table, interest income was fully taxable equivalent (FTE) adjusted, using the corporate federal tax rate of 21% for December 31, 2020, 2019 and 2018, to recognize the income from tax-exempt interest-earning assets as if the interest was taxable. See “Non-GAAP Financial Measures” within this management’s discussion and analysis for the FTE adjustments. This treatment allows a uniform comparison among yields on interest-earning assets. Loans include non-accrual loans but excludes the allowance for loan losses. Loan fee income, net of deferred loan cost amortization, of $672 thousand and $65 thousand during the years ended December 31, 2020 and 2018, respectively, are included in interest income from loans. The increased loan fee income in 2020 is directly related to the fees paid by the SBA for the PPP loans originated. Loan costs, net of deferred fees of $85 thousand during the year ending December 31, 2019 is included in interest income from loans. Average balances are based on amortized cost and do not reflect net unrealized gains or losses. Net interest margin is calculated by dividing net interest income-FTE by total average interest-earning assets. Cost of funds includes the effect of average noninterest-bearing deposits as a funding source:

	2020			2019			2018
	Average daily balance	Interest income/ expense	Average yield/ rate	Average daily balance	Interest income/ expense	Average yield/ rate	Average daily balance	Interest income/ expense	Average yield/ rate
(in thousands)
Assets:
Interest-earning assets:
Interest-bearing deposits in banks	$2,121	$6	0.26%	$7,791	$173	2.23%	$4,289	$76	1.78%
Investment securities:
Available-for-sale	57,383	1,313	2.29%	54,489	1,385	2.54%	56,668	1,420	2.51%
Restricted equity securities	1,288	71	5.53%	1,140	72	6.30%	1,180	72	6.08%
Loans	273,306	11,640	4.26%	246,788	11,628	4.71%	262,507	12,638	4.81%

Total interest-earning assets	334,098	13,030	3.90%	310,208	13,258	4.27%	324,644	14,206	4.38%
Non-earning assets	17,982			16,998			14,988
Total assets	$352,080			$327,206			$339,632
Liabilities and Shareholders’
Equity:
Interest-bearing liabilities:
Checking deposits	$49,316	$255	0.52%	$40,189	$335	0.83%	$33,025	$236	0.72%
Savings deposits	10,274	11	0.11%	9,012	11	0.13%	9,981	11	0.11%
Money market deposits	64,090	324	0.51%	62,506	670	1.07%	71,984	571	0.79%
Time deposits	85,560	1,442	1.69%	108,184	2,203	2.04%	122,281	1,834	1.50%
Securities sold under agreements to repurchase	4,034	11	0.27%	3,816	12	0.30%	5,729	17	0.30%
Short-term borrowings	2,149	14	0.68%	160	5	2.76%	1,054	25	2.34%
Short-term borrowings - PPPLF	14,731	52	0.35%	—	—	—	—	—	—
FHLB advances	6,709	105	1.57%	7,374	106	1.44%	7,491	105	1.41%
Obligation under capital lease	1,098	61	5.53%	1,180	65	5.53%	1,256	69	5.53%
Total interest-bearing liabilities	237,961	2,275	0.96%	232,421	3,407	1.47%	252,801	2,868	1.13%
Noninterest-bearing deposits	76,606			59,330			55,977
Noninterest liabilities	2,550			2,588			1,913
Total liabilities	317,117			294,339			310,691
Shareholders’ equity	34,963			32,867			28,941
Total liabilities and shareholders’ equity	$352,080			$327,206			$339,632
Net interest income		$10,755			$9,851			$11,338
Net interest spread			2.94%			2.80%			3.25%
Net interest margin			3.22%			3.18%			3.49%
FTE net interest income totaled $10.8 million in 2020, an increase of $904 thousand or 9.2% compared to 2019. The increase was a result of a change in the mix of interest-bearing liabilities while the cost of these interest-bearing liabilities declined by 51 basis points.

FTE net interest income decreased $1.5 million from year-end 2018 to 2019 as interest income declined 11 basis points while interest expense increased 34 basis points during this period. This was due to increased competition for time deposits.
Interest-earning assets increased $23.9 million, or 7.7%, during the year ended December 31, 2020. Year-over-year, average loans increased $26.5 million, or 10.7% with growth in PPP loans of $22.8 million, residential mortgage loans by $2.6 million and consumer loans by $4.3. This is offset by decreased commercial loans, excluding PPP, by $2.7 million. Average investment securities increased $2.9 million from 2019 with the state and municipal investments portfolio increasing $8.4 million while U.S. government sponsored enterprises (GSE) and mortgage-backed, GSE-residential portfolios declined $6.4 million.
Interest earning assets declined $14.4 million from year end 2018 to 2019 which is primarily related to the decline in loans of $14.2 million from the sales of credit card and purchased manufactured home loan portfolios in 2019.
Average deposits in 2020 increased by $6.6 million or 2.4% with an increase in noninterest-bearing deposits of $17.3 million offset by a decline of $10.7 million in interest-bearing deposits. Average deposits declined $14.0 million from year-end 2018 to 2019. The deposit activity in 2019 and 2020 reflected a strategy to increase noninterest- bearing balances while reducing reliance on other rate sensitive deposits specifically time accounts, which declined $22.6 million or 20.9% during 2020 and $14.1 million or 11.5% from year-end 2018 to 2019.
FTE net interest margin increased to 3.22% for the year ended December 31, 2020 from 3.18% for the year ended December 31, 2019 and declined from 3.49% for the year ended December 31, 2018 as a result of a number of factors:
•
The yield on interest earning assets declined 37 basis points between 2019 and 2020, including a 45 basis point decline in loans. In 2020, the Federal Open Market Committee (“FOMC”) reduced the federal funds target rate 150 basis points in two emergency actions in response to the global pandemic and COVID-19. These actions resulted in a corresponding decline in the national prime rate by 150 basis points. As a result, Landmark experienced decreased loan yields in 2020. Loan yields were also impacted by the origination of low-yielding PPP loans which carried a rate of 1%. These low-rate loans were offset by origination fees, net of costs, paid by the SBA and recognized over the life of the loan. In 2019, the FOMC had lowered rates by 75 basis points which negatively affected loan rates. In addition, competition for deposits resulted in an increase of 34 basis points in interest-bearing liabilities from 2018 to 2019, driven by rates on time deposits.

•
Interest-bearing deposits in banks average balance declined $5.7 million during 2020 as excess cash was utilized to fund loan growth and rates paid on these funds declined 197 basis points due to the FOMC rate decrease. In 2019, these deposits increased $3.5 million over 2018 and the yield increased 45 basis points.

•
Average investment securities increased $2.9 million from 2019 while yields declined 25 basis points to 2.29% at December 31, 2020 due to the lower interest rate environment. In 2019, the average balance declined $2.2 million but the yield increased 3 basis points.

•
The rate paid on interest-bearing liabilities decreased by 51 basis points in 2020 compared to 2019 following an increase of 34 basis points from 2018 to 2019. This decline reflected growth in noninterest-bearing deposits as well as repricing of interest-bearing deposits, the effect of changes in market rates resulting from the FOMC rate cuts in 2019 and 2020 and the effect of increased competition in 2019 for deposits.

The preceding discussion on the changes in net interest margin is further supported by the following “volume / rate” table. As noted, changes in net interest income occur from year to year due to changes in both the levels of earning assets and interest-bearing liabilities, as well as the average yields received on earning assets and average rates paid on deposits and debt. Changes in the levels of earning assets and interest-bearing liabilities are referred to as volume-related variances, while changes in average yields received on earning assets and average rates paid on deposits and debt are referred to as rate-related variances.

The volume / rate analysis demonstrates changes in FTE interest income and interest expense for significant assets and liabilities. The following table summarizes those changes in interest income and interest expense due to volume and rate variances:
	2020 Compared to 2019			2019 Compared to 2018
	Due to change in		Net increase/ (decrease)	Due to change in		Net increase/ (decrease)
(dollars in thousands)	Volume	Rate		Volume	Rate
Interest income:
Interest-bearing deposits in banks	$(14)	$(153)	$(167)	$78	$19	$97
Restricted equity securities	8	(9)	(1)	(3)	3	—
Investment securities	66	(138)	(72)	(55)	20	(35)
Loans	1,129	(1,117)	12	(740)	(270)	(1,010)
Total interest income	$1,189	$(1,417)	$(228)	$(720)	$(228)	$(948)
Interest expense:
Checking deposits	$47	$(127)	$(80)	$60	$39	$99
Money market deposits	8	(354)	(346)	(102)	201	99
Savings deposits	1	(1)	—	(1)	1	—
Time deposits	(381)	(380)	(761)	(287)	656	369
Securities sold under agreements to repurchase	0	(1)	(1)	(5)	—	(5)
Short-term borrowings	12	(3)	9	(24)	4	(20)
Short-term borrowings - PPPLF	52	—	52	—	—	—
FHLB advances	(10)	9	(1)	(2)	3	1
Obligation under capital lease	(4)	—	(4)	(4)	—	(4)
Total interest expense	(275)	(857)	(1,132)	(365)	904	539
Net interest income	$1,464	$(560)	$904	$(355)	$(1,132)	$(1,487)
Noninterest Income
Details of noninterest income for the years ended December 31, 2020, 2019 and 2018 are as follows:
				% Change
(dollars in thousands)	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
Credit card interchange and fee income	$37	$69	$377	-46.4%	-81.7%
Mortgage fee income	335	276	296	21.4%	-6.8%
Service charges on deposit accounts	246	216	198	13.9%	9.1%
Earnings on bank-owned life insurance	143	132	132	8.3%	0.0%
Other loan fee income	209	289	24	-27.7%	1,104.2%
Other income	191	200	163	-4.5%	22.7%
Gain (loss) on sales or disposals of:
Securities-available-for-sale	87	153	—	-43.1%	—%
Loans	—	387	—	-100.0%	—%
Equipment	(47)	30	—	-256.7%	—%
Foreclosed and repossessed assets	109	(22)	2	-595.4%	-1,200.0%
Total noninterest income	$1,310	$1,730	$1,192	-24.3%	45.1%
During 2020, $4.4 million of investment securities classified as available-for-sale were sold resulting in an $87 thousand gain on sale. The proceeds were used to re-invest in higher yielding securities as well as for funding loans. In 2019, $22.3 million of securities classified as available-for-sale were sold, resulting in a net gain of $153 thousand. These securities were primarily tax-free municipal investments and Landmark did not anticipate the need for tax free income. The proceeds were used to re-invest in taxable municipal securities. See Note 2 to Landmark’s audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019 for further information beginning at page F-15.
Gains on sale of loans consists of sales of the credit card and purchased manufactured home loan portfolios.

Landmark decided to sell its credit card portfolio in 2018. Agreements were entered into to sell the loans to two separate parties. The first sale was completed in September 2018 and consisted of credit cards issued to customers outside Landmark’s primary market area. Balances of $7.6 million were sold and a loss of $360 thousand was recognized as a charge off to the allowance for loan losses. The sale of the remaining credit card loans was completed in February 2019. These loans represented cards issued to Landmark’s local customer base. Balances of $1.4 million were sold and a gain of $200 thousand was recognized on the sale.
In 2019, Landmark also sold its purchased manufactured home loan portfolio. The sale was completed in June 2019 and consisted of net loan balances of $10.3 million. A gain of $187 thousand was recognized on the sale.
Bank owned life insurance remained stable at $132 thousand from 2018 to 2019 while increasing $11 thousand from 2020 to 2019. Service charges on deposits increased to $246 thousand in 2020 compared to $216 thousand in 2019 and $198 thousand in 2018 due to increased pricing. Interchange income from credit and debit cards declined to $37 thousand in 2020 from $377 thousand in 2018 due to the sale of the credit card portfolio in 2018 and 2019. Mortgage fee income represents brokerage fees for originating mortgage loans and increased $59 thousand in 2020 due to the robust mortgage market. Mortgage fee income declined $20 thousand in 2019 compared to 2018 as higher mortgage rates slowed activity.
Other loan fee income consists of referral fees received on commercial loans that utilized the assumable rate conversion program. Landmark joined this program in 2018 and fees were recognized starting in 2019. In 2020, activity slowed due to the pandemic and resulted in an $80 thousand decline versus 2019.
Other fees and income consists primarily of ATM fees, branch service charges such as wire transfer fees, safe deposit box rent, insurance referral fees, lockbox fees and miscellaneous other income. Other fees and income decreased 4.5% or $9 thousand from 2020 to 2019, primarily due to a $7 thousand increase in ATM surcharge income and wire transfer fees, $1 thousand increase in lockbox related fees, and a $11 thousand interest payment for the carryback of a federal NOL filed as provided under the provisions of the CARES Act. This is offset by reductions in merchant fees of $25 thousand, insurance advisor commission of $2 thousand and rents on OREO properties of $2 thousand.
Noninterest Expense
Details of noninterest expense for the years ended December 31, 2020, 2019 and 2018 are as follows:
				% Change
(dollars in thousands)	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
Salaries and employee benefits	$5,353	$5,668	$5,300	-5.6%	6.9%
Bank premises and equipment	1,470	1,357	1,435	8.3%	-5.4%
Professional fees and outside services	710	836	1,002	-15.1%	-16.6%
Data processing and communication	573	581	735	-1.4%	-21.0%
Business development	191	196	349	-2.6%	-43.8%
FDIC insurance	103	89	257	15.7%	-65.4%
Directors’ fees	234	228	241	2.6%	-5.4%
Write downs on foreclosed and repossessed assets	179	125	231	43.2%	-45.9%
Loss on lease termination	152	—	—	—%	—%
Loan collection	130	432	206	-69.9%	109.7%
Pennsylvania shares and other taxes	232	177	193	31.1%	-8.3%
Correspondent fees	160	172	176	-7.0%	-2.3%
Other operating expenses	380	502	672	-24.3%	-25.3%
Total noninterest expense	$9,867	$10,363	$10,797	-4.8%	-4.0%
Total noninterest expense decreased $496 thousand, or 4.8% from the year ended December 31, 2019 to the year ended December 31, 2020. Total noninterest expense decreased 4.0% or $434 thousand from 2018 to 2019.
Salaries and employee benefits are the largest component of noninterest expense. Salaries and employee benefits decreased $315 thousand of 5.6% in 2020 vs. 2019. This decrease is attributable to a lower level of staffing as the average full-time equivalent number of employees declined from 73 in 2019 to 71 in 2020 which is offset by normal annual salary adjustments. In addition, primarily due to PPP loans, there was an increase in costs deferred for loan originations of $124 thousand. Furthermore, there was a reduction in benefits expense of $107 thousand as a result in changes made to medical benefits programs.
Salaries and employee benefits increased $368 thousand from 2018 to 2019 as a result of a full year of staffing for the Clarks Summit branch which opened in October 2018, higher medical insurance costs of $77 thousand, increased costs deferred for loan originations of $28 thousand and normal annual salary adjustments.
Bank premises and equipment consists of occupancy and furniture, fixtures and equipment expenses. Occupancy expense is primarily comprised of building depreciation and rent expense, real estate property taxes, building repairs, maintenance and utilities. Occupancy expense increased by $12 thousand in 2020 primarily due to increased property insurance related expenses. Occupancy expenses declined $76 thousand from 2018 to 2019. Landmark closed its Forty Fort branch location in December 2017, with a lease termination and continuation of payment through October 2018, which resulted in $117 thousand reduction in rent expense in 2019. This reduction was offset by the opening of a branch location in Clarks Summit which resulted in an increase of $54 thousand in rent in 2019. Equipment expense includes furniture and equipment depreciation, computer hardware depreciation and software amortization as well as maintenance contracts, equipment rental costs and equipment service and repairs. Equipment expense increased by $101 thousand in 2020 primarily due to increased depreciation on equipment and software amortization. Equipment expense declined slightly from 2018 to 2019 by $2 thousand.
Professional fees and outside services includes auditing, consulting, courier-related and legal services. Professional fees declined $126 thousand in 2020. Legal fees declined $153 thousand which is primarily due to improved asset quality. During 2020, there was also a temporary halt to Landmark’s courier service as a result of the COVID-19 pandemic. Courier related expense declined $38 thousand in 2020 when compared to 2019. In 2020, Landmark retained a consultant to assist with a company-wide profit and process improvement project which added $50 thousand in additional consulting fees when compared to 2019. There were also additional professional fees in 2020 related to the PPP loan forgiveness portal. Professional fees declined $166 thousand from 2018 to 2019. Legal fees decreased $189 thousand from 2018 to 2019 primarily due to improved asset quality. Accounting fees increased $20 thousand from 2018 to 2019 due to additional audit work provided.
Data processing and communication expenses declined $8 thousand in 2020 due to lower telephone expenses. Data processing expenses declined $154 thousand from 2018 to 2019. This decline is primarily related to the sale of the credit card portfolio and the discontinuation with the associated processor for credit cards offset by increase in core processing expenses.
Business development expenses pertains to costs associated with various types of advertising, sponsorships and donations. Business development expenses decreased $5 thousand from 2019 to 2020. Business development expense declined 43.9% or $153 thousand from 2018 to 2019. This decrease was a result of decreased media advertising.
FDIC insurance increased $14 thousand from 2019 to 2020. FDIC insurance declined $168 thousand from 2018 to 2019 due to utilization of credits received from the FDIC for small, federally insured banks due to the FDIC fund exceeding its statutorily required minimum reserve ratio. There was also a year over year reduction due to lower assessments as a result of the better asset quality position of Landmark as well as the end of the FICO assessment for all financial institutions.
Directors’ fees increased $6 thousand in 2020 due to additional meetings held in the year. Directors’ fees declined $12 thousand from 2018 to 2019 due to the resignation of two directors from the board.
Write downs on foreclosed and repossessed assets increased $54 thousand in 2020. This is primarily due to liquidation and related write-downs of foreclosed assets from the former purchased manufactured home loan portfolio. Write downs on foreclosed and repossessed assets declined $106 thousand from 2018 to 2019. There were large write downs on purchased manufactured home loan repossessed assets and one commercial real estate property in 2018.
In December 2020, Landmark vacated the leased Clarks Summit branch and recognized a loss on the lease termination of $152 thousand.

Loan collection expenses declined 70.0% or $302 thousand from 2019 to 2020. These reductions are directly related to the improved asset quality in Landmark’s loan portfolio. Loan collection expense increased by $226 thousand in 2019 compared to 2018 primarily due to the final resolution of certain problem loans.
Pennsylvania shares and other taxes increased $54 thousand in 2020. Pennsylvania shares and other taxes declined $15 thousand from 2018 to 2019.
Correspondent fees declined $11 thousand from 2019 to 2020 and $4 thousand from 2018 to 2019 which are due to reductions in service charges for the Federal Reserve account.
Other operating expenses is comprised of office supplies, travel and automobile expenses, meals, dues and assessments, seminar and training, deposit operation losses, administrative expenses as well as referral fees for affiliates. The $122 thousand decrease in 2020 reflects lower travel, education and meal related costs due to the disruption of business from the COVID-19 pandemic as well as lower levels of operating losses on deposit accounts in 2020 versus 2019. Due to the sale of the credit card portfolio, there was also a reduction in referral fees for the affinity partner related to that portfolio. Other operating expenses declined $171 thousand from 2018 to 2019. The majority of this reduction is related to the sale of the credit card portfolio and the related reduction in rewards expense and referral fees for the affinity partner.
Income Tax Expense
Landmark recorded an income tax benefit of $6 thousand in 2020 primarily due to a $231 thousand benefit resulting from the carryback of a net operating loss to periods when the corporate tax rate was 34%. The carryback was allowed under the provisions of the CARES Act. Landmark recorded income tax expense of $182 thousand in 2019 and an income tax benefit of $297 thousand in 2018 due to a loss in that period. The effective tax rates for the years ended 2020, 2019 and 2018 were (0.5)%, 14.7% and (39.7)%, respectively.

DESCRIPTION OF FIDELITY CAPITAL SECURITIES
Under its articles of incorporation, Fidelity is authorized to issue 15,000,000 shares, without par value, divided into a class of 10,000,000 shares of common stock, without par value, and 5,000,000 shares of preferred stock, without par value. As of December 31, 2020, 4,977,750 shares of Fidelity common stock were issued and outstanding, and no shares of Fidelity preferred stock were issued or outstanding.
Fidelity has no options, warrants or other rights authorized, issued or outstanding other than rights granted under Fidelity’s various stock compensation and benefits plans.
Description of Fidelity’s Common Stock
Dividends. The holders of Fidelity common stock share ratably in dividends when and if declared by Fidelity’s board of directors from legally available funds. Declaration and payment of cash dividends by Fidelity primarily depends upon cash dividend payments to it by The Fidelity Deposit and Discount Bank, which is Fidelity’s primary source of revenue and cash flow. Fidelity is a legal entity separate and distinct from The Fidelity Deposit and Discount Bank. Accordingly, the right of Fidelity, and consequently the right of creditors and shareholders of Fidelity, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary except to the extent that claims of Fidelity in its capacity as a creditor may be recognized.
Voting Rights.The holders of common stock of Fidelity have exclusive voting rights in Fidelity. They elect Fidelity’s board of directors and act on other matters as are required to be presented to them under Pennsylvania law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Fidelity issues shares of preferred stock, holders of the preferred stock may also possess voting rights.
Pre-Emptive Rights, Redemption. Holders of Fidelity common stock do not have pre-emptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.
Liquidation Rights. In the event of liquidation, dissolution or winding up of Fidelity, the holders of Fidelity common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Fidelity available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
Description of Fidelity’s Preferred Stock.
Preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors may, without shareholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
Anti-Takeover Article and Bylaw Provisions.
Fidelity’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions may also render the removal of the board of directors or management of Fidelity more difficult. Among other things, these provisions:
•	Require that 75% of the outstanding shares of Fidelity common stock approve a merger, consolidation, liquidation, or dissolution of Fidelity, which has not received prior board approval;
•	Empower Fidelity’s board of directors, without shareholder approval, to issue shares of Fidelity preferred stock the terms of which, including voting power, are set by Fidelity’s board of directors;
•	Divide Fidelity’s board of directors into three classes serving staggered three-year terms;
•	Require that shares with at least 75% of total voting power approve the repeal or amendment of certain provisions of Fidelity’s articles of incorporation;
•	Require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders;

•	Restrict the ability of shareholders to call a special meeting;
•	Eliminate cumulative voting in the election of directors; and,
•	Permit the board to consider pertinent issues when opposing a tender, or other offer, for Fidelity’s securities.
COMPARISON OF SHAREHOLDERS’ RIGHTS
The rights of Fidelity’s shareholders are currently governed by the PBCL and Fidelity’s articles of incorporation and bylaws and will continue to be governed by the PBCL and Fidelity’s articles of incorporation and bylaws following completion of the merger. The rights of Landmark’s shareholders are currently governed by the PBCL and Landmark’s articles of incorporation and bylaws. Upon completion of the merger, Landmark shareholders will become Fidelity shareholders, and their rights will be governed by the PBCL and Fidelity’s articles of incorporation and bylaws.
The following is a summary of material differences in the rights of Fidelity’s shareholders and Landmark’s shareholders. This discussion is not a complete statement of all differences affecting the rights of shareholders. We qualify this discussion in its entirety by reference to the PBCL and their respective articles of incorporation and bylaws of Fidelity and Landmark. Fidelity and Landmark urge you to read those documents carefully and in their entirety.
Number of Authorized Shares of Capital Stock
Fidelity. Fidelity’s articles of incorporation authorize 15,000,000 shares of capital stock divided into 10,000,000 shares of common stock, no par value and 5,000,000 shares of preferred stock, no par value.
Landmark. Landmark’s articles of incorporation authorize 10,000,000 shares of common stock, par value $1.00 per share and 4,000,000 shares of preferred stock, $1.00 par value.
Preferred Stock
Fidelity. Fidelity’s articles of incorporation authorize that preferred stock may be issued from time to time by the board of directors as provided in Fidelity’s articles of incorporation in one or more series. The designations, relative rights, preferences and limitations of the preferred stock, and particularly of the shares of each series thereof, may, to the extent permitted by law, be similar to or may differ from those of any other series.
Landmark. Landmark’s articles of incorporation authorize that preferred stock may be issued from time to time by the board of directors as provided in Fidelity’s articles of incorporation in one or more series. The designations, relative rights, preferences and limitations of the preferred stock, and particularly of the shares of each series thereof, may, to the extent permitted by law, be similar to or may differ from those of any other series.
Annual Meeting of Shareholders
Fidelity. Fidelity’s bylaws provide all meetings of the shareholders shall be held at the registered office of the Fidelity or at such other place as may be fixed from time to time by the board of directors, and such meetings shall be held at such time as may be fixed from time to time by the board of directors.
Landmark. Landmark’s bylaws provide that all meetings of the shareholders shall be held within the Commonwealth of Pennsylvania at such time and place as may be fixed from time to time by the board of directors.
Special Meeting of Shareholders
Fidelity. Fidelity’s bylaws provide that special meeting of the shareholders may be called at any time by a majority of the board of directors or by one or more shareholders entitled to cast at least twenty percent (20%) of the votes which all shareholders are entitled to cast at a particular meeting.
Landmark. Landmark’s bylaws provide that special meetings of the shareholders may be called at any time by the chairman of the board, the president, a majority of the board of directors or by one or more shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast a particular meeting.

Informal Action by Shareholders
Fidelity. PBCL provides that unless otherwise restricted in the bylaws, any action required or permitted to be taken at a meeting of the shareholders or of a class of shareholders of a business corporation may be taken without a meeting if a consent or consents to the action in record form are signed, before, on or after the effective date of the action by all of the shareholders who would be entitled to vote at a meeting for such purpose. The consent or consents must be filed with the minutes of the proceedings of the shareholders.
Landmark. Landmark’s bylaws provide that any action required to be taken at a meeting of the shareholders, or of a class of shareholders, may be taken without a meeting, if a consent or consents in writing setting forth the action so taken shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with the secretary of the corporation.
Advance Notice Requirement for New Business to be Conducted at Annual Meeting
Fidelity. The PBCL provides that if the bylaws of a corporation impose a fair and reasonable requirement of advance notice of proposals to be made by a shareholder at an annual meeting, only proposals for which advance notice has been properly given may be acted upon at the meeting. Shareholders who wish to include their proposal in the proxy materials of Fidelity must comply with the timing and information requirements of the Securities & Exchange Commission Rule 14a-8 promulgated under the Securities Exchange Act of 1934.
Landmark. Landmark’s bylaws do not provide an advance notice requirement for new business to be conducted at the annual meeting.
Nominations of Directors
Fidelity. Fidelity’s bylaws provide that nominations for election to the board of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of Fidelity entitled to vote for the election of directors. Any shareholder who intends to nominate or to cause to have nominated any candidate for election to the board of directors (other than any candidate proposed by Fidelity’s then existing board of directors) shall so notify the secretary of Fidelity in writing not less than sixty (60) days prior to the date of any meeting of shareholders called for the election of directors. Such notification shall contain the following information to the extent known by the notifying shareholder: (a) the name and address of each proposed nominee; (b) the age of each proposed nominee; (c) the principal occupation of each proposed nominee; (d) the number of shares of Fidelity owned by each proposed nominee; (e) the total number of shares that to the knowledge of the notifying shareholder will be voted for each proposed nominee; (f) the name and residence address of the notifying shareholder; and (g) the number of shares of Fidelity owned by the notifying shareholder.
Any nomination for director not made in accordance with Fidelity’s bylaws shall be disregarded by the presiding officer of the meeting, and votes cast for each such nominee shall be disregarded by the judges of election. In the event that the same person is nominated by more than one shareholder, if at least one nomination for such person complies with this Section, the nomination shall be honored and all votes cast for such nominee shall be counted.
Landmark. Landmark’s bylaws provide that any shareholder who intends to nominate any candidate for election to the board of directors (other than any candidate proposed by Landmark’s then existing board of directors) shall so notify the secretary of Landmark in writing not less than sixty (60) days prior to the date of any meeting of shareholders called for the election of directors. Such notification shall contain the following information to the extent known by the notifying shareholder: (a) the name and address of each proposed nominee; (b) the age of each proposed nominee; (c) the principal occupation of each proposed nominee; (d) the number of shares of Landmark beneficially owned by each proposed nominee; (e) the total number of shares that to the knowledge of the notifying shareholder will be voted for each proposed nominee; (f) the name and residence address of the notifying shareholder; (g) the number of shares of Landmark owned by the notifying shareholder; (h) the name and registered address of any financial institution for which the proposed nominee is a duly-elected and qualified director and/or a principal executive officer; (i) the amount of monies borrowed by the proposed nominee from any source or entity to finance the purchase of any shares of Landmark; (j) the conviction of the proposed nominee of any felony crime and a complete explanation thereof; and (k) the description of any adjudication of bankruptcy of the proposed nominee or any general assignment made by the proposed nominee for benefit of creditors; or the description of any entity for which the proposed nominee is or has been an officer, director, partner or principal which is being or was reorganized in bankruptcy, adjudged a bankrupt or made a general assignment for benefit of creditors within the last two (2) years.
Any nomination for director not made in accordance with Landmark’s bylaws shall be disregarded by the chairman of the meeting, and votes cast for each such nominee shall be disregarded by the judges of election. In the event that the same person is nominated by more than one (1) shareholder, if at least one (1) nomination for such person complies with Landmark’s bylaws, the nomination shall be honored and all votes cast for such nominee shall be counted.
Qualifying Shares
Fidelity. Neither Fidelity’s articles nor bylaws provide for qualifying shares in order to be a member of the board of directors.
Landmark. Landmark’s bylaws provide that each director shall own and hold in his/her name a minimum of five thousand (5,000) shares of common stock of Landmark.
Number of Directors and Classes
Fidelity. Fidelity’s bylaws provide that the board of directors shall consist of not less than three (3) classified into three (3) classes. Within the foregoing limits, the board of directors may from time to time fix the number of directors. The board of directors shall have the sole discretion to increase the number of directors that shall constitute the whole board of directors.
Landmark. Landmark’s bylaws provide that the number of directors that shall constitute the whole board of directors shall be not less than five (5) nor more than twenty-five (25). Within the foregoing limits, the board of directors may from time to time fix the number of directors. Landmark’s board of directors is not classified and the entire board is elected on an annual basis.
Fundamental Changes to Corporation
Fidelity. Article 7 of Fidelity’s articles of incorporation provide that no merger, consolidation, liquidation or dissolution of Fidelity, or any action that would result in the sale or other disposition of all or substantially all of the assets of Fidelity shall be valid unless first approved by the affirmative vote of (a) the holders of at least seventy-five percent (75%) of the outstanding shares of common stock of Fidelity or (b) the holders of at least fifty-one percent (51%) of the outstanding shares of common stock of Fidelity, provided that such transaction has received the prior approval of at least eighty (80%) of the board of directors. Article 7 of Fidelity’s articles of incorporation shall not be amended unless first approved by the affirmative vote of (a) the holders of at least seventy-five (75%) of the outstanding shares of common stock of Fidelity or (b) the holders of at least fifty-one percent (51%) of the outstanding shares of common stock of Fidelity, provided that such transaction has received the prior approval of at least eighty (80%) of the board of directors.
Landmark. Article 8 of Landmark’s articles of incorporation provide that no merger, consolidation, liquidation, or dissolution of Landmark, nor any action that would result in the sale or other disposition of all or substantially all of the assets of Landmark shall be valid unless first approved by the affirmative vote of (a) the holders of at least seventy-five percent (75%) of the outstanding shares of common stock of Landmark or (b) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of common stock of Landmark, provided that such transaction has received the prior approval of at least seventy-five percent (75%) of the board of directors. Article 8 of Landmark’s articles of incorporation shall not be amended unless first approved by the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of common stock of Landmark.
Amendments to the Articles of Incorporation
Fidelity. Under the PBCL, the affirmative vote of a majority of total votes eligible to be cast at a meeting on a proposal submitted by the board of directors may amend the articles of incorporation. However, Fidelity’s articles of incorporation provide that articles 7 (related to the shareholder vote required to approve mergers, consolidations, liquidation or dissolution), 8 (related to lack of cumulative voting rights for the election of directors), 9 (related to calling of special meeting of shareholders), 10 (related to opposition of tender offers),

11 (related to vote of shareholders required to amend the specified articles) shall not be amended unless first approved by the affirmative vote of: (a) the holders of at least seventy-five (75%) of the outstanding shares of common stock of Fidelity; or (b) the holders of at least fifty-one percent (51%) of the outstanding shares of common stock of Fidelity, provided that such transaction has received the prior approval of at least eighty (80%) of all of the members of the board of directors.
Landmark. Under the PBCL, the affirmative vote of a majority of total votes eligible to be cast at a meeting on a proposal submitted by the board of directors may amend the articles of incorporation. However, Landmark’s articles of incorporation provide that articles 7 (related to one vote per share and lack of cumulative voting rights), 8 (related to the shareholder vote required to approve mergers, consolidations, liquidation or dissolution), 9 (related to lack of preemptive rights), 10 (related to opposition of tender offers), 11 (related to vote of shareholders required to amend the specified articles) shall not be amended unless first approved by the affirmative vote of the holders of at least seventy-five (75%) of the outstanding shares of common stock of Landmark.
Amendments to the Bylaws
Fidelity. Fidelity’s bylaws provide that the bylaws may be altered, amended or repealed by the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of common stock of Fidelity at any regular or special meeting duly convened after notice to the shareholders of that purpose, or by a majority vote of the members of the board of directors at any regular or special meeting thereof duly convened after notice to the directors of that purpose (except that the directors shall not make or alter any by-laws fixing their qualification, classification or term of office), subject always to the power of the shareholders to change such action of the board of directors by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding shares of common stock of Fidelity.
Landmark. Landmark’s bylaws provide that the bylaws may be altered, amended or repealed by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock of Landmark at any regular or special meeting duly convened after notice to the shareholders of that purpose, or by a majority vote of the members of the board of directors at any regular or special meeting thereof duly convened after notice to the directors of that purpose, subject always to the power of the shareholders to change such action of the board of directors by the affirmative vote of the holders of a majority of the outstanding shares of common stock of Landmark.
Record Date
Fidelity. Fidelity’s bylaws provide that the board of directors may fix a time, not more than ninety (90) days prior to the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares.
Landmark. Landmark’s bylaws provide that the board of directors may fix a time, not more than sixty (60) days prior to the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares.

PROPOSAL 2:
ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING
In the event that Landmark does not have sufficient votes to approve and adopt the reorganization agreement and the merger at the special meeting, it intends to adjourn or postpone the special meeting to permit further solicitation of proxies. Landmark can only use proxies it receives at the time of the special meeting to vote for adjournment or postponement, if necessary, by submitting the question of adjournment or postponement to shareholders as a separate matter for consideration.
At the special meeting, approval of the adjournment or postponement proposal requires the affirmative vote of a majority of the shares of common stock represented virtually or by proxy at the meeting and entitled to vote on the adjournment or postponement proposal.
The board of directors of Landmark recommend that shareholders vote FOR the adjournment or postponement proposal so that their proxies may be used to vote for adjournment or postponement if necessary. If Landmark adjourns or postpones the special meeting, it will not give notice of the time and place of the adjourned or postponed meeting other than by an announcement of such time and place at the special meeting.

EXPERTS
The audited consolidated financial statements of Landmark, as of December 31, 2020 and 2019, and for the years then ended, appearing elsewhere in this proxy statement/prospectus and in the registration statement, have been included in reliance upon the report of Baker Tilly US, LLP, independent auditors, which is included herein upon authority of Baker Tilly US, LLP as experts in accounting and auditing.
The consolidated financial statements of Fidelity D & D Bancorp, Inc. as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020 incorporated in this proxy statement/prospectus by reference from the Fidelity D & D Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2020 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their reports thereon, incorporated herein by reference, and have been incorporated in this proxy statement/prospectus and registration statement in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
The validity of the Fidelity common stock to be issued in the merger and certain other legal and certain tax matters relating to the merger are being passed upon for Fidelity by Bybel Rutledge, Lemoyne, Pennsylvania. Certain tax matters relating to the merger are being passed upon for Landmark by Pillar+Aught, Harrisburg, Pennsylvania.
WHERE YOU CAN FIND MORE INFORMATION
Fidelity files annual, quarterly or current reports, proxy and information statements, or other information with the SEC. Fidelity files these reports with the SEC under the Securities Exchange Act of 1934, as amended. You may retrieve this information at the SEC’s Internet website at http://www.sec.gov. In addition, Fidelity’s SEC filings are also available on its website at https://bankatfidelity.com under Investor Relations. The information on Fidelity’s website is not incorporated into this proxy statement/prospectus.
Fidelity filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the Fidelity common stock offered to the Landmark shareholders in connection with the merger. This proxy statement/prospectus does not contain all the information contained in the registration statement. Any additional information may be obtained from the SEC’s principal office in Washington, D.C. or through the SEC’s Internet website. Statements contained in this proxy statement/prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows Fidelity to “incorporate by reference” the information it files with the SEC. This permits Fidelity to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this proxy statement/prospectus and any information filed with the SEC by Fidelity after the date of this proxy/prospectus until the date of the Landmark meeting which will automatically be deemed to update and supersede this information. The following documents, filed with the SEC by Fidelity, are incorporated by reference in this document:
•	Fidelity’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 19, 2021.
•
Fidelity’s Proxy Statement for its 2021 annual meeting of shareholders, filed with the SEC on March 24, 2021, to the extent incorporated by reference into its Annual Report on Form 10-K for the year ended December 31, 2020.

•	Fidelity’s Current Reports on Form 8-K, filed with the SEC on February 26, March 1 and May 5, 2021.
Fidelity also incorporates by reference in these materials additional documents filed by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and prior to the earlier of the date of Landmark’s special meeting or the termination of the reorganization agreement; provided, however, that Fidelity is not incorporating any information deemed “furnished” but not “filed.” The incorporated documents are deemed part of this proxy statement/prospectus as of the date of filing of each document.
Any statement contained in these materials or in a document incorporated by reference in these materials will be deemed to be modified or superseded to the extent that a statement contained herein or in any later filed document that also is incorporated by reference herein modifies or supersedes the statement. Any statement so modified or superseded should not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. You should read all information appearing in this proxy statement/prospectus in conjunction with the information and financial statements, including notes thereto, appearing in the documents incorporated by reference, except to the extent stated in this paragraph. All information in this proxy statement/prospectus is qualified in its entirety by the information in those documents.
You may obtain copies of the information incorporated by reference in this document. (See “How to Obtain Additional Information” in this document for information on how to make a request for information.)
All information contained or incorporated by reference in these materials about Fidelity was supplied or verified by Fidelity. All information contained in these materials about Landmark was supplied or verified by Landmark.
You should rely only on the information contained in this proxy statement/prospectus when evaluating the reorganization agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 12, 2021. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of Landmark nor the issuance of shares of Fidelity common stock as contemplated by the reorganization agreement shall create any implication to the contrary.
OTHER BUSINESS
As of the date of this document, Landmark’s board of directors know of no matters that will be presented for consideration at the special meeting other than as described in this document. However, if any other matter ancillary to the conduct of the meetings properly comes before the special meeting or any adjournments or postponements thereof and is voted upon, the form of proxy confers authority to the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters according to the recommendation of Landmark’s management.

Landmark Bancorp, Inc. and Subsidiary Financial Statements

December 31, 2020 and 2019

Independent Auditors' Report
To the Board of Directors and Shareholders
Landmark Bancorp, Inc. and Subsidiary
We have audited the accompanying consolidated financial statements of Landmark Bancorp, Inc. and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the notes to the consolidated financial statements.
Managements' Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Landmark Bancorp, Inc. and Subsidiary as of December 31, 2020 and 2019 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Wilkes-Barre, Pennsylvania
March 29, 2021
Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

Landmark Bancorp Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2020 and 2019
	2020	2019
Assets
Cash and due from banks	$3,521,183	$5,268,310
Securities available-for-sale	57,565,451	59,342,013
Loans, net	276,480,041	244,644,171
Bank premises and equipment, net	4,579,239	4,868,444
Accrued interest receivable	1,060,148	863,487
Restricted equity investments	1,319,000	1,175,000
Deferred tax asset	377,946	867,426
Bank owned life insurance	7,163,312	7,020,489
Foreclosed and repossessed assets	636,547	1,113,303
Other assets	1,004,791	1,627,726
Total assets	$353,707,658	$326,790,369
Liabilities and Shareholders' Equity
Liabilities
Deposits:
Noninterest-bearing	$79,406,277	$58,749,612
Interest-bearing:
Checking	52,003,089	42,513,045
Savings	80,900,933	78,936,276
Time	74,283,045	98,081,611
Total deposits	286,593,344	278,280,544
Short-term borrowings - FHLB	5,734,400	—
Borrowings under PPPLF	15,741,289	—
Long-term borrowings - FHLB	4,500,000	7,500,000
Securities sold under agreements to repurchase	1,511,044	3,533,973
Accrued interest payable	81,899	120,502
Obligation under finance lease	1,058,006	1,143,600
Other liabilities	2,300,360	2,859,737
Total liabilities	317,520,342	293,438,356
Shareholders' Equity
Preferred stock, $1 par value, authorized 4,000,000 shares; no shares issued and outstanding	—	—
Common stock, $1 par value, authorized 10,000,000 shares; 2,381,695 and 2,359,568 shares issued in 2020 and 2019, respectively	2,381,695	2,359,568
Additional paid-in capital	24,728,430	24,479,290
Retained earnings	7,341,069	6,184,666
Accumulated other comprehensive income	1,736,122	345,129
Treasury stock, at cost, 1,280 shares in 2019	—	(16,640)
Total shareholders' equity	36,187,316	33,352,013
Total liabilities and shareholders' equity	$353,707,658	$326,790,369
See notes to consolidated financial statements

Landmark Bancorp Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2020 and 2019
	2020	2019
Interest Income
Interest and fees on loans	$11,599,578	$11,586,735
Interest and dividends on investments	1,389,567	1,613,485
Total interest income	12,989,145	13,200,220
Interest Expense
Interest on deposits	2,031,413	3,219,345
Interest on other borrowings	182,788	122,131
Interest on finance lease obligation	60,762	65,259
Total interest expense	2,274,963	3,406,735
Net Interest Income	10,714,182	9,793,485
Provision (Credit) for Loan Losses	817,461	(79,419)
Net Interest Income After Provision (Credit) for Loan Losses	9,896,721	9,872,904
Noninterest Income
Credit card interchange and fee income	37,017	69,327
Mortgage fee income	334,570	275,972
Service charges on deposit accounts	246,154	215,523
Earnings on bank owned life insurance	142,823	132,161
Other loan fee income	208,907	289,206
Other income	190,695	199,828
Gain (loss) on sale of:
Securities available-for-sale	87,353	153,150
Loans	—	387,126
Equipment	(46,594)	29,921
Foreclosed and repossessed assets	108,792	(21,877)
Total noninterest income	1,309,717	1,730,337
Noninterest Expenses
Salaries and employee benefits	5,353,129	5,668,006
Bank premises and equipment expenses	1,469,753	1,357,327
Professional fees and outside services	709,796	836,260
Data processing and communication	573,368	580,879
Business development	191,334	195,576
FDIC insurance	102,683	89,105
Director fees	234,500	228,350
Write downs on foreclosed and repossessed assets	178,683	124,844
Loss on lease termination	152,077	—
Loan collection	129,991	431,534
Pennsylvania shares and other taxes	231,518	177,440
Correspondent fees	160,530	171,812
Other operating expenses	379,608	501,570
Total noninterest expenses	9,866,970	10,362,703
Income Before (Benefit) Provision for Income Taxes	1,339,468	1,240,538
(Benefit) Provision for Income Taxes	(6,211)	182,056
Net Income	$1,345,679	$1,058,482
Earnings Per Share
Basic	$0.57	$0.45
Diluted	$0.57	$0.45
See notes to consolidated financial statements

Landmark Bancorp Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2020 and 2019
	2020	2019
Net Income	$1,345,679	$1,058,482
Other Comprehensive Income
Unrealized gain on securities available-for-sale	1,848,104	1,042,263
Less reclassifications included in gain on sale of securities available-for-sale on the consolidated statements of income	87,353	153,150
Net unrealized gain on securities available-for-sale	1,760,751	889,113
Tax effect(a)	(369,758)	(186,714)
Total other comprehensive income	1,390,993	702,399
Total Comprehensive Income	$2,736,672	$1,760,881
(a)	- includes provision for income taxes of $18,344 in 2020 and $32,162 in 2019 related to realized gains on sale of securities available-for-sale
See notes to consolidated financial statements

Landmark Bancorp Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2020 and 2019
	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Balance, January 1, 2019	2,348,379	$2,348,379	(4,600)	$(59,800)	$24,307,137	$5,879,128	$(357,270)	$32,117,574
Net income	—	—	—	—	—	1,058,482	—	1,058,482
Other comprehensive income	—	—	—	—	—	—	702,399	702,399
Options exercised	2,000	2,000	—	—	20,150	—	—	22,150
Share-based compensation	9,189	9,189	3,320	43,160	152,003	—	—	204,352
Dividends on common stock ($.32 per share)	—	—	—	—	—	(752,944)	—	(752,944)
Balance, December 31, 2019	2,359,568	2,359,568	(1,280)	(16,640)	24,479,290	6,184,666	345,129	33,352,013
Net income	—	—	—	—	—	1,345,679	—	1,345,679
Other comprehensive income	—	—	—	—	—	—	1,390,993	1,390,993
Options exercised	5,000	5,000	—	—	46,900	—	—	51,900
Share-based compensation	17,127	17,127	1,280	16,640	202,240	—	—	236,007
Dividends on common stock ($.08 per share)	—	—	—	—	—	(189,276)	—	(189,276)
Balance, December 31, 2020	2,381,695	$2,381,695	—	$—	$24,728,430	$7,341,069	$1,736,122	$36,187,316
See notes to consolidated financial statements

Landmark Bancorp Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019
	2020	2019
Cash Flows From Operating Activities
Net income	$1,345,679	$1,058,482
Adjustments to reconcile net income to net cash provided by operating activities:
Provision (credit) for loan losses	817,461	(79,419)
Depreciation	533,065	491,543
Share based compensation	236,007	204,352
Amortization and accretion of investment securities, net	310,608	279,042
Gain on sale of securities available-for-sale	(87,353)	(153,150)
Gain on sale of loans	—	(387,126)
(Gain) loss on sale of foreclosed and repossessed assets	(108,792)	21,877
Write-downs on foreclosed and repossessed assets	178,683	124,844
Loss (gain) on sale of equipment	46,594	(29,921)
Loss on lease termination	152,077	—
Deferred income taxes	119,722	202,861
Earnings on bank owned life insurance	(142,823)	(132,161)
Change in:
Accrued interest receivable	(196,661)	109,900
Other assets	470,858	188,146
Accrued interest payable	(38,603)	11,166
Other liabilities	(559,377)	281,290
Net cash provided by operating activities	3,077,145	2,191,726
Cash Flows From Investing Activities
Securities available-for-sale:
Proceeds from principal paydowns, calls and maturities	14,563,069	10,436,988
Proceeds from sales	4,368,828	22,349,492
Purchases	(15,617,839)	(33,903,383)
Net change in loans	(32,780,372)	3,662,288
Net change in restricted equity investments	(144,000)	(82,200)
Purchase of bank owned life insurance	—	(370,000)
Purchase of bank premises and equipment	(301,863)	(178,538)
Proceeds from sale of equipment	11,409	30,894
Proceeds from sale of foreclosed and repossessed assets	533,906	857,042
Net cash (used in) provided by investing activities	(29,366,862)	2,802,583
Cash Flows From Financing Activities
Net change in deposit accounts	8,312,800	(11,006,223)
Net change in short-term borrowings	5,734,400	(289,000)
Proceeds from PPPLF	29,070,700	—
Repayment of PPPLF	(13,329,411)	—
Net change in securities sold under agreements to repurchase	(2,022,929)	492,961
Proceeds from long-term borrowings	—	3,000,000
Repayment of long-term borrowings	(3,000,000)	(2,991,000)
Repayment of obligation under capital lease	(85,594)	(78,120)
Proceeds from exercise of stock options	51,900	22,150
Cash dividends to shareholders, common stock	(189,276)	(752,944)
Net cash provided by (used in) financing activities	24,542,590	(11,602,176)
Decrease in Cash and Cash Equivalents	(1,747,127)	(6,607,867)
Cash and Cash Equivalents, Beginning	5,268,310	11,876,177
Cash and Cash Equivalents, Ending	$3,521,183	$5,268,310
See notes to consolidated financial statements

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
1. Nature of Operations and Summary of Significant Accounting Policies
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Landmark Bancorp, Inc. (Bancorp) and its wholly owned subsidiary, Landmark Community Bank (Bank) (collectively, Company) after elimination of all significant intercompany balances and transactions.
Nature of Operations
The Company provides a full range of basic financial services to individuals, small businesses, municipal and corporate customers. Its primary market area is Luzerne County and Lackawanna County, Pennsylvania and surrounding counties. The Company's primary deposit products are demand deposits and interest-bearing time and savings accounts. It offers a full array of loan products to meet the needs of retail, commercial and municipal customers. The Company is subject to regulation by the Federal Reserve Bank of Philadelphia and the Pennsylvania Department of Banking and Securities.
Subsequent Event/Plan Of Merger
On February 25, 2021, Fidelity D & D Bancorp, Inc. (Fidelity), the holding company for Fidelity Deposit and Discount Bank (Fidelity Bank) and NEPA Acquisition Subsidiary, LLC (Acquisition Subsidiary) and the Company jointly announced a definitive agreement and plan of reorganization pursuant to which Fidelity will acquire the Company. Upon the closing of the transaction, the Company will merge with and into the Acquisition Subsidiary, and subsequently, the Bank will merge with and into Fidelity Bank. The merger has been approved by the boards of directors of both institutions and is anticipated to be completed in the third quarter of 2021. The transactions are subject to approval by the shareholders of the Company, as well as regulatory approvals, and other customary closing conditions. Under the terms of the agreement, the Company’s shareholders will receive .272 shares of Fidelity common stock and $3.26 of cash for each share of the Company’s common stock they own.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of investment securities and other financial instruments, other-than-temporary impairment of investment securities and the valuation of deferred tax assets.
In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. While management uses available information to recognize general and unallocated losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.
The Company's investment securities are comprised of a variety of financial instruments. The fair values and possible other-than-temporary impairment of these securities are subject to various risks including changes in the interest rate environment and general economic conditions. Due to the increased level of these risks and their potential impact on the fair values and the need to recognize other-than-temporary impairment of the securities, it is possible that the amounts reported in the accompanying consolidated financial statements could materially change in the near term.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
In assessing the need for a valuation allowance for deferred tax assets, the Company primarily considers its ability to generate taxable income in the future in determining whether it is more likely than not that the deferred tax assets will be realized.
Significant Group Concentration of Credit Risk
The Company grants commercial, consumer, municipal and mortgage loans to customers primarily located in Luzerne and Lackawanna Counties of Pennsylvania. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions where the Company operates. The Company does not have any significant concentrations from one industry or customer.
Investments
Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held to maturity are classified as available-for-sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income/loss. The Company has no held-to-maturity securities.
Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their costs that are deemed to be other-than-temporary credit losses are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
Restricted Equity Investments
Restricted equity securities consist of investments in the Federal Home Loan Bank of Pittsburgh (FHLB), the Federal Reserve Bank of Philadelphia (FRB) and the Atlantic Community Bankers Bank (ACBB). Investments in these entities are restricted and carried at cost.
The Company, as a member of the FHLB system, is required to maintain an investment in capital stock of the FHLB. The carrying value of this stock was $550,500 at December 31, 2020 and $436,500 at December 31, 2019. The Company is also required to maintain investments in the FRB and ACBB. The carrying value of these stocks was $731,500 and $37,000, respectively, at December 31, 2020 and $701,500 and $37,000, respectively, at December 31, 2019.
Management reviews for impairment based on the ultimate recoverability of the cost basis of these stocks and believes no impairment has occurred.
Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any unamortized deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.
The loan receivable portfolio is segmented into commercial, residential mortgage, and consumer loans. Commercial loans consist of the following classes: commercial real estate, commercial and industrial, and municipal and other. Municipal and other loans include loans to local governments and authorities, loans guaranteed by government agencies and loans fully secured by cash and marketable securities. Residential mortgage loans include 1-4 family mortgage loans. Consumer loans include junior liens, home equity lines of credit, personal installment loans and direct and indirect automobile loans. The segments of the Company's loan portfolio are disaggregated to a level that allows management to monitor risk and performance. Common risk characteristics include loan type, collateral type and geographic location.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
Commercial real estate loans include income-producing investment properties and owner-occupied real estate used for business purposes. The underlying properties are located in the Company's primary market area. The cash flows of the income producing investment properties may be adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on credit quality. Generally, management seeks to obtain annual financial information from borrowers with loans in this category. In the case of owner-occupied real estate used for business purposes, a weakened economy and resulting decline in consumer and/or business spending may have an adverse effect on credit quality.
Commercial and industrial loans are made to businesses. Generally, these loans are secured by assets of the business and repayment is expected from the cash flows of the business. A weakened economy and resulting decline in consumer and/or business spending may have an effect on the credit quality in this loan class.
Municipal and other loans are primarily loans to local governments and municipal authorities in the Company's market area and are generally backed by specified revenue streams or the taxing ability of the governments.
Residential mortgage loans are made to, and secured by, owner-occupied residential real estate and/or chattel and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, may have an effect on the credit quality in this loan class. The Company generally does not originate loans with a loan-to-value ratio greater than 95% and does not grant sub-prime loans.
Consumer loans may be either secured or unsecured and repayment is dependent on the credit quality of the individual borrower. Therefore, the overall health of the economy, including unemployment rates, may have a significant effect on the credit quality in this loan class.
For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed from interest income. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates of loan payments.
Allowance for Loan Losses
The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Consumer loans are generally charged off no later than 120 days on a contractual basis, earlier in the event of bankruptcy, or if there is an amount deemed uncollectible.
The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
The allowance consists of specific, general and unallocated components.
The specific component of the allowance relates to loans that are classified as impaired. For loans that are classified as impaired, a specific allowance is established or a partial charge-off is taken when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment records and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis. The Company does not separately evaluate individual residential mortgage or consumer loans for impairment, unless such loans are part of a larger relationship that is impaired or are classified as a troubled debt restructuring (TDR).
The estimated fair values of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral or discounted cash flows. For impaired loans secured by real estate, estimated fair values are generally determined through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary or practical. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Should a current appraisal not be available or practical at the time of impairment analysis, the Company may use other sources of valuation such as broker price opinions, drive-by estimates, restricted use appraisals or executed agreements of sale until such time a complete, updated appraisal may be performed. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts include estimated costs to sell the property.
For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.
The general component of the allowance covers pools of loans by loan class including loans not considered impaired, as well as smaller balance homogeneous loans, such as residential mortgage and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates. A qualitative factor is then applied to the historical loss rates to reflect management's analysis of the following qualitative risk factors:
1.	Changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices.
2.	Changes in international, national, regional and local economic and business conditions as well as the condition of various market segments.
3.	Changes in the nature and volume of the portfolio and terms of loans.
4.	Changes in experience, ability and depth of lending management and staff.
5.	Changes in volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.
6.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
7.	Changes in the quality of the Company's loan review system and the degree of oversight of the Company's Board of Directors.
8.	The effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Company's current loan portfolio.
Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.
The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments for residential mortgages and consumer loans. Credit quality risk ratings include regulatory classifications of pass, special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as doubtful have all the weaknesses inherent in loans classified as substandard with the added characteristic that collection or liquidation in full, based on current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process encompassing both internal and external oversight. Generally, residential mortgage and consumer loans are included in the pass category unless part of a larger substandard relationship or on nonaccrual status at which time they are classified as substandard. The Company's commercial loan officers and credit administration are responsible for the timely and accurate risk rating of the commercial loans in their portfolio at origination and on an ongoing basis. An ongoing review of commercial loans is performed by credit administration. The Company also utilizes an external loan review consultant to conduct a loan review of its portfolio each year. The external consultant generally reviews all loan relationships exceeding a specified threshold.
An unallocated component of the allowance is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
Loans whose terms are modified are classified as TDRs if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a TDR generally involve a temporary reduction in interest rate or an extension of a loan's stated maturity date. Nonaccrual TDRs may be restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as TDRs are designated as impaired.
In addition, federal and state regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the level of the allowance for loan losses was adequate to absorb probable credit losses inherent in the loan portfolio at December 31, 2020.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
Bank Premises and Equipment
Bank premises and equipment are carried at cost, less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated lives of the assets. Finance lease right-of-use assets are recorded at an amount equal to the lease liability at commencement date plus initial direct costs and are amortized over the shorter of the lease term or the estimated life of the asset. The lease liability is equal to the present value of the minimum lease payments. Amortization of finance lease right-of-use assets is included in depreciation.
Bank Owned Life Insurance
The Company is the owner and primary beneficiary of life insurance policies on certain current and former employees. The life insurance investment is carried at the cash surrender value of the underlying policies. The increase in the cash surrender value is recognized as a component of noninterest income. If these policies are surrendered, the Company would be taxed on the excess of the proceeds received over the premiums paid. However, the Company intends to hold these policies until the nontaxable proceeds are realized and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.
Foreclosed and Repossessed Assets
Assets acquired through, or in lieu of, loan foreclosure and repossession are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure or repossession, establishing a new cost basis. Subsequently, valuations are periodically performed and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in noninterest expenses. There were no residential real estate related foreclosed and repossessed assets at December 31, 2020 and 2019. There was one residential real estate loan in the process of foreclosure at December 31, 2020 with an outstanding balance of $37,515. There was one residential real estate loan in the process of foreclosure at December 31, 2019 with an outstanding balance of $41,805.
Revenue Recognition
The Company earns income from various sources, including loans, investment securities, bank-owned life insurance, deposit accounts and sales of assets.
Interest income on loans is accrued on the unpaid principal balance and recorded daily. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Other loan fees, including late charges, are recognized as they occur.
Interest income on debt securities is recognized on the accrual basis. Purchase premiums and discounts are recognized using the interest method over the term of the securities. Dividends on equity securities are recorded when declared.
Service charges on deposits include maintenance and analysis fees, overdraft fees and debit card fees. Revenue is recognized when the Company's performance obligation is completed which is generally monthly for account services or when a transaction has been completed. Payment for service charges on deposit accounts is received immediately or in the following month through a direct charge to customers' accounts.
Credit card interchange and fee income is primarily credit card interchange fees from cardholder transactions which represent a percentage of the underlying transaction value and are recognized quarterly, through the Companies direct issuing agent.
Mortgage fee income represents a brokerage fee for originating mortgage loans. The fee is a percentage of each loan and is recognized at the time of funding.
Other loan fee income and other income includes fees and revenue which are generally transactional in nature and are recorded as they occur.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
Gains or losses on sales of assets are generally recognized when the asset has been legally transferred to the buyer and the Company has no continuing involvement with the asset. The Company does not generally finance the sale.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.
Share-Based Compensation
The Company measures and records compensation expenses for share-based payments based on the instrument's fair value on the date of grant. The fair value of each stock option grant is measured using the Black-Scholes option pricing model. The fair value of stock awards is based on the Company's stock price. Share-based compensation expense is recognized over the service period, generally defined as the vesting period.
Advertising Costs
Advertising costs are expensed as incurred and totaled $108,214 in 2020 and $117,233 in 2019.
Income Taxes
Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities. Enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.
The Company recognizes interest and penalties on income taxes as a component of income tax expense. There were no interest or penalties paid in 2020 and 2019.
Treasury Stock
Treasury stock is recorded at cost. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.
Earnings per Share
Basic earnings per share (EPS) is based on the weighted average number of shares of common stock outstanding. Diluted EPS is computed in the same manner as basic EPS but reflects the potential dilution that could occur if stock purchase warrants and options to purchase additional common stock were exercised.
Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
Interest paid totaled $2,313,566 in 2020 and $3,395,569 in 2019. Income taxes paid in 2020 were $200,000. There were no income tax payments in 2019. Loans transferred to foreclosed and repossessed assets were $127,041 in 2020 and $1,502,234 in 2019. In 2019, right-of-use assets and a related liability for operating leases of $660,054 were recognized.
Subsequent Events
Subsequent events were evaluated for recognition or disclosure through March 29, 2021, the date the consolidated financial statements were available to be issued.
Future Accounting Standard
In 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-13, Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company must adopt this guidance in 2023. The Company is in the process of evaluating the potential impact of adopting this ASU.
2. Investment Securities
The amortized cost and estimated fair value of investment securities available-for-sale at December 31 are summarized as follows:
	2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises (GSE)	$6,040,339	$328,907	$—	$6,369,246
U.S. Treasury	1,976,632	132,118	—	2,108,750
U.S. government agency	327,485	12,952	—	340,437
Mortgage-backed, GSE-residential	18,353,982	626,439	6,321	18,974,100
State and political subdivisions	28,169,390	1,108,217	12,228	29,265,379
Corporate bond	500,000	7,539	—	507,539
Total	$55,367,828	$2,216,172	$18,549	$57,565,451
	2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. GSE	$10,050,154	$155,727	$5,585	$10,200,296
U.S. Treasury	1,968,617	57,008	—	2,025,625
U.S. government agency	392,479	—	4,459	388,020
Mortgage-backed, GSE-residential	26,122,660	299,972	36,390	26,386,242
State and political subdivisions	20,371,230	180,147	209,547	20,341,830
Total	$58,905,140	$692,854	$255,981	$59,342,013
Proceeds from the sale of securities available-for-sale were $4,368,828 in 2020 and $22,349,492 in 2019. Gross gains of $87,353 in 2020 and $186,521 in 2019 and gross losses of $-0- in 2020 and $33,371 in 2019 were realized on the sales.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
Investments with a fair value of approximately $32,900,000 and $32,500,000 were pledged as collateral for securities sold under agreements to repurchase and public deposits at December 31, 2020 and 2019, respectively.
The amortized cost and fair value of debt securities at December 31, 2020, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because obligors may have the right to call or repay obligations with or without call or repayment penalties.
	Amortized Cost	Fair Value
Due in less than one year	$3,997,431	$4,025,648
Due in one to five years	8,742,626	9,086,892
Due in five to ten years	9,204,084	9,853,417
Due after ten years	15,069,705	15,625,394
Mortgage-backed, GSE-residential	18,353,982	18,974,100
Total	$55,367,828	$57,565,451
The following table presents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31:
	2020
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed, GSE-residential	$882,790	$6,321	$—	$—	$882,790	$6,321
State and political subdivisions	3,500,920	12,228	—	—	3,500,920	12,228
Total	$4,383,710	$18,549	$—	$—	$4,383,710	$18,549
	2019
U.S. GSE	$—	$—	$992,516	$5,585	$992,516	$5,585
U.S. government agency	388,020	4,459	—	—	388,020	4,459
Mortgage-backed, GSE-residential	5,456,086	22,165	2,349,031	14,225	7,805,117	36,390
State and political subdivisions	8,726,192	209,547	—	—	8,726,192	209,547
Total	$14,570,298	$236,171	$3,341,547	$19,810	$17,911,845	$255,981
Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition, cash flows, interest rates, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value and whether the Company expects to sell or could be required to sell the securities.
The Company had eight securities in unrealized loss positions at December 31, 2020. The securities consist of general obligation municipal bonds, municipal revenue bonds and securities issued by U.S. government sponsored enterprises. The unrealized losses are considered to result from changes in interest rates and not from downgrades in the creditworthiness of the issuers. In analyzing an issuer's financial condition, management considers whether the securities are general obligation or revenue bonds, whether they are issued by the U.S. government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. The Company does not intend to sell these securities nor is it more likely than not that it will be required to sell these securities prior to recovery. No other-than-temporary impairment has been recognized in 2020 and 2019.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
3. Loans and Allowance for Loan Losses
Loans at December 31 are summarized as follows:
	2020	2019
Commercial loans:
Real estate	$155,623,362	$152,415,542
Commercial and industrial	39,449,771	24,794,769
Municipal and other	11,554,381	13,319,240
Residential mortgage	43,135,979	25,293,206
Consumer	30,779,871	31,562,035
Total gross loans	280,543,364	247,384,792
Deferred loan (fees) costs, net	(298,451)	274,211
Allowance for loan losses	(3,764,872)	(3,014,832)
Loans, net	$276,480,041	$244,644,171
In 2020, the Company elected to participate in the Payroll Protection Program (PPP) administered by the Small Business Administration (SBA). This program was enacted as part of the Coronavirus, Relief, and Economic Security Act (CARES Act) in March 2020 to provide emergency economic relief to businesses impacted by the COVID-19 pandemic. These loans are fully guaranteed by the SBA and are eligible for forgiveness up to 100% of the loan and accrued interest balance if the borrowers meet specified requirements. The Company originated 419 loans totaling $36,084,650 under the PPP. These loans have terms from 2-5 years depending on date of origination, with interest at 1%. No payments are generally required until the SBA remits the loan forgiveness amount to the Company. At December 31, 2020, $18,984,151 of PPP loans remain outstanding and are included in commercial and industrial loans.
The SBA paid a fee to the Company to originate each PPP loan based on the amount of the loan. Such fees, net of deferred loan origination costs, totaled $1,384,153 through December 31, 2020. The net fee is being recognized in interest income, as an adjustment of yield, over the life of the related loan. However, upon receipt of a loan’s SBA forgiveness payment, any remaining fee for the loan is fully recognized into income. The Company recognized $833,457 of net PPP fee income in 2020. The remaining balance is generally expected to be recognized in 2021.
A second round of PPP loans was authorized in late December 2020 and funds became available in January 2021. The Company is a participating lender for the second round. As of February 28, 2021, the Company originated 189 loans totaling $17,906,851 under the second round of PPP. These loans have terms of 5 years, with interest at 1%. Other terms are similar to the first round loans noted above. Fees paid by the SBA in connection with the origination of these loans, net of loan costs, was $893,332 and income recognition will follow that described above for first round loans.
In 2019, the Company sold the remaining balance of its credit card portfolio. Proceeds from the sale were approximately $1.6 million, resulting in a gain of approximately $200,000.
In 2019, the Company sold its purchased manufactured home loan portfolio. Proceeds from the sale were approximately $10.5 million, resulting in a gain of approximately $187,000.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
Changes in the allowance for loan losses for 2020 and related loan information are as follows (in thousands):
	Commercial
	Real Estate	Industrial	Municipal and Other	Residential Mortgage	Consumer	Un- allocated	Total
Allowance for loan losses:

Beginning balance, January 1, 2020	$2,090	$231	$37	$214	$370	$72	$3,014
Charge-offs	(79)	—	—	—	(123)	—	(202)
Recoveries	1	3	—	—	131	—	135
Provision for loan losses	396	(29)	9	167	17	258	818
Ending balance, December 31, 2020	$2,408	$205	$46	$381	$395	$330	$3,765
Individually evaluated for impairment	$2	$—	$—	$—	$—	$—	$2
Collectively evaluated for impairment	$2,406	$205	$46	$381	$395	$330	$3,763
Total loans receivable	$155,623	$39,450	$11,554	$43,136	$30,780	$—	$280,543
Individually evaluated for impairment	$505	$—	$—	$244	$—	$—	$749
Collectively evaluated for impairment	$155,118	$39,450	$11,554	$42,892	$30,763	$—	$279,794
Changes in the allowance for loan losses for 2019 and related loan information are as follows (in thousands):
	Commercial
	Real Estate	Industrial	Municipal and Other	Residential Mortgage	Consumer	Un- allocated	Total
Allowance for loan losses:

Beginning balance, January 1, 2019	$2,247	$215	$42	$439	$316	$25	$3,284
Charge-offs	(126)	—	—	(289)	(66)	—	(481)
Recoveries	158	3	—	24	105	—	290
Credit for loan losses	(189)	13	(5)	40	15	47	(79)
Ending balance, December 31, 2019	$2,090	$231	$37	$214	$370	$ 72	$3,014
Individually evaluated for impairment	$2	$—	$—	$—	$—	$—	$2
Collectively evaluated for impairment	$2,088	$231	$37	$214	$370	$ 72	$3,012
Total loans receivable	$152,416	$24,795	$13,319	$25,293	$31,562	$—	$247,385
Individually evaluated for impairment	$615	$—	$—	$60	$—	$—	$675
Collectively evaluated for impairment	$151,801	$24,795	$13,319	$25,233	$31,562	$—	$246,710

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
The following table summarizes information on impaired loans at December 31:
	2020
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$464,199	$488,939	$—	$448,188	$22,419
Residential mortgage	244,761	406,793	—	262,645	34,442
Total	$708,960	$895,732	$—	$710,833	$56,861
With related allowance recorded:
Commercial real estate	$40,215	$40,215	$2,132	$42,355	$2,673
	2019
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$602,444	$732,400	$—	$573,887	$29,614
Residential mortgage	60,345	142,518	—	74,617	13,215
Total	$662,789	$874,918	$—	$648,504	$42,829
With related allowance recorded:
Commercial real estate	$12,666	$12,666	$2,305	$13,724	$903
The following table presents information on nonaccrual loans at December 31:
	2020	2019
Commercial real estate	$81,929	$288,565
Residential mortgage	244,761	448,559
Consumer	37,214	47,271
Total	$363,904	$784,395
The following tables present information by the Company's internal risk rating system at December 31:
	2020
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial loans:
Real estate	$145,349,348	$5,817,636	$4,456,378	$—	$—	$155,623,362
Commercial and industrial	38,860,348	308,971	280,452	—	—	39,449,771
Municipal and other	11,554,381	—	—	—	—	11,554,381
Residential mortgage	42,891,218	244,761	—	—	—	43,135,979
Consumer	30,742,657	37,214	—	—	—	30,779,871
Total	$269,397,952	$6,408,582	$4,736,830	$—	$—	$280,543,364

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
	2019
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial loans:
Real estate	$144,822,368	$6,165,985	$1,427,189	$—	$—	$152,415,542
Commercial and industrial	24,462,387	7,076	325,306	—	—	24,794,769
Municipal and other	13,319,240	—	—	—	—	13,319,240
Residential mortgage	24,998,398	—	294,808	—	—	25,293,206
Consumer	31,485,432	—	76,603	—	—	31,562,035
Total	$239,087,825	$6,173,061	$2,123,906	$—	$—	$247,384,792
The following tables present information on past due status at December 31:
	2020
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment≥ 90 Days and Accruing
Commercial loans:
Real estate	$—	$—	$—	$—	$155,623,362	$155,623,362	$—
Commercial and industrial	—	—	—	—	39,449,771	39,449,771	—
Municipal and other	—	—	—	—	11,554,381	11,554,381	—
Residential mortgage	37,515	—	130,961	168,476	42,967,503	43,135,979	—
Consumer	400,684	91,460	32,307	524,451	30,255,420	30,779,871	8,494
Total	$438,199	$91,460	$163,268	$692,927	$279,850,437	$280,543,364	$8,494
	2019
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment≥ 90 Days and Accruing
Commercial loans:
Real estate	$—	$—	$348,056	$348,056	$152,067,486	$152,415,542	$—
Commercial and industrial	—	—	—	—	24,794,769	24,794,769	—
Municipal and other	—	—	—	—	13,319,240	13,319,240	—
Residential mortgage	—	41,805	253,004	294,809	24,998,397	25,293,206	—
Consumer	331,488	95,614	19,028	446,130	31,115,905	31,562,035	8,765
Total	$331,488	$137,419	$620,088	$1,088,995	$246,295,797	$247,384,792	$8,765
The Company may grant a concession or modification for economic or legal reasons related to a borrower's financial condition that it would not otherwise consider. The resulting modified loan is identified as a TDR. The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers' operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
calculating the Company's allowance for loan losses. The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions and negative trends may result in a payment default in the near future.
The following table reflects information regarding loans the Company modified in 2020 and 2019 that meet the criteria of troubled debt restructuring. There were no changes to the recorded investment resulting from modification.
Troubled Debt Restructuring	Number of Contracts	Recorded Investment at Time of Modification
2020 - Commercial real estate	1	$384,724
2019 - Commercial real estate	2	$48,565
There were no TDR's that defaulted in 2020 and 2019.
In 2020, the Company instituted a payment deferral program to assist borrowers experiencing financial hardship due to COVID-19 related challenges. This program was established in response to federal banking agencies guidance encouraging banks to work with borrowers that may be unable to meet their contractual obligations due to the effects of COVID-19. This guidance stated that short-term modifications (up to six months) made on a good faith basis in response to COVID-19 to borrowers who were current at the time of modification are not considered TDRs. In addition, section 4013 of the CARES provided that loan modifications related to COVID-19 on a loan that was current at December 31, 2019 are not considered TDRs. Through December 31, 2020, the Company has modified $62,596,000 of loans to allow for payment deferrals. These deferrals included principal, and principal and interest deferrals, generally for three to six months. Additional modifications were made as necessary. At December 31, 2020, $3,404,000 of commercial real estate loans remain on payment deferral.
4. Bank Premises and Equipment
Bank premises and equipment at December 31 are summarized as follows:
	2020	2019
Land	$857,187	$857,187
Buildings	3,300,952	3,293,932
Leasehold improvements	893,963	922,593
Equipment, furniture and fixtures	1,774,000	1,540,427
Right-of-use asset under finance lease, Note 7	1,890,333	1,890,333
Total	8,716,435	8,504,472
Less accumulated depreciation	4,137,196	3,636,028
Total	$4,579,239	$4,868,444
The net book value of the right-of-use asset under finance lease was $667,918 at December 31, 2020 and $743,531 at December 31, 2019. Amortization of the right-of-use asset under finance lease was $75,613 in 2020 and 2019 and is included in depreciation expense.
5. Deposits
The aggregate amount of certificates of deposit (time deposits) with a minimum denomination of $250,000 was approximately $7,702,000 and $9,283,000 at December 31, 2020 and 2019, respectively.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
Scheduled maturities of time deposits are as follows:
Years ending December 31:
2021	$63,303,425
2022	8,120,407
2023	1,715,007
2024	833,549
2025	271,991
Thereafter	38,666
Total	$74,283,045
6.  Borrowings
The Company has a maximum borrowing capacity with the FHLB of approximately $113,557,000, including a $58,556,000 line of credit. There were $5,734,400 in short-term borrowings under the line at December 31, 2020. There were no short-term borrowings under the line at December 31, 2019. Long-term borrowings were $4,500,000 and $7,500,000 at December 31, 2020 and 2019, respectively. The average rate on long-term borrowings was 1.57% and 1.44% in 2020 and 2019, respectively. Borrowings from the FHLB are secured by qualifying assets of the Company, which include FHLB stock and certain residential and commercial loans.
Scheduled maturities of long-term borrowings are as follows:
Years ending December 31:
2021	$1,500,000
2022	1,500,000
2025	1,500,000
Total	$4,500,000
The Company has a $5,000,000 unsecured line of credit with Atlantic Community Bankers Bank to purchase federal funds. The Company did not have any outstanding borrowings at December 31, 2020 and 2019.
The Company can borrow approximately $4,910,000 on an overnight basis from the Federal Reserve Bank. Borrowings are secured by investments with amortized costs and estimated market values of approximately $4,910,000. There were no borrowings under this line at December 31, 2020 and 2019.
In April 2020 the Federal Reserve Bank established the Paycheck Protection Program Liquidity Facility (PPPLF) to provide participating lenders with liquidity to originate PPP loans. Advances are collateralized by pools of PPP loans, bear interest at 0.35%, and carry a maturity date based on the underlying PPP loans. Advances are repaid as payments on the underlying PPP loans are received. At December 31, 2020, the Company had $15,741,289 of PPPLF advances outstanding, secured by $15.7 million of outstanding PPP loans. These advances are generally expected to be repaid in 2021 as the underlying PPP loan forgiveness payments from the SBA are received.
In March 2021, the Company borrowed an additional $13,223,947 through the PPPLF.
Securities sold under agreements to repurchase are noninsured interest-bearing liabilities that have a perfected security interest in qualified investments of the Company. Repurchase agreements are offered through a sweep product. A sweep account is designed to ensure that on a daily basis, an attached demand deposit account is adequately funded and excess funds are transferred, or swept, into an interest-bearing overnight repurchase agreement account.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
Securities sold under agreements to repurchase were $1,511,044 at December 31, 2020 and $3,533,973 at December 31, 2019 and are secured by investment securities with a carrying amount of $2,152,929 at December 31, 2020 and $3,996,799 at December 31, 2019. The weighted average interest rate on these agreements was 0.27% and 0.30% at December 31, 2020 and 2019, respectively.
7. Leases
The Company leases a branch office under the terms of an agreement that has been accounted for as a finance lease. The lease expires in 2030. Minimum future lease payments at December 31, 2020 under this finance lease are as follows:
Years ending December 31:
2021	$146,356
2022	146,356
2023	146,356
2024	146,966
2025	150,015
Thereafter	612,561
Total minimum lease payments	1,348,610
Amount representing interest	290,604
Obligation under finance lease	$1,058,006
The property under finance lease is included in premises and equipment. Total finance lease cost was $136,375 in 2020 and $140,872 in 2019, consisting of interest of $60,762 in 2020 and $65,259 in 2019 and amortization of the right-of-use asset of $75,613 in both 2020 and 2019. Cash paid for this finance lease was $146,356 in both 2020 and 2019.
The Company leases two of its branch offices under the terms of lease agreements classified as operating leases. In December 2020, the Company vacated one of the branches and recognized a loss on lease termination of $152,077. Expected future lease payments at December 31, 2020 under the remaining operating lease are as follows:
Years ending December 31:
2021	$53,000
2022	53,000
2023	53,000
2024	53,000
2025	53,000
Thereafter	106,000
Total lease payments	371,000
Present value discount	40,137
Operating lease liability – included in other liabilities	$330,863
The remaining lease include options to renew which generally runs for periods of five years. The Company evaluates the options to determine whether it is reasonably certain it will exercise them. The Company has concluded it is reasonably certain of exercising one option term at this time and, accordingly, has included the payments for the option term in its determination of the operating lease liability. The discount rate used in determining the operating lease liability was the FHLB fixed advance rate which corresponded with the remaining lease term (including the one option) at lease commencement. At December 31, 2020 and 2019, the weighted average discount rate was 3.30% and 3.17%, respectively, and the weighted average remaining lease term was 7.0 and 6.5 years, respectively.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
Total operating lease expense was $110,600 in 2020 and $108,938 in 2019. There were no variable lease costs. Short-term lease expense was not significant.
8. Employee Benefit Plan
The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions based on a percentage of salary contributed by participants. The Company's expense for the plan was $151,833 in 2020 and $151,429 in 2019.
9. Income Taxes
The income tax provision (benefit) consists of the following:
	2020	2019
Current	$(125,933)	$(20,805)
Deferred	119,722	202,861
Total	$(6,211)	$182,056
The following is a reconciliation between the expected statutory income tax rate of 21% and the Company's actual income tax expense and rate:
	2020		2019
	Amount	Percent	Amount	Percent
Amount at statutory rate	$281,288	21.0%	$260,513	21.0%
Tax-exempt income, net	(60,350)	(4.5)	(69,309)	(5.6)
Benefit of NOL carryback	(231,389)	(17.3)
Other, net	4,240	0.3	(9,148)	(0.7)
Actual amount	$(6,211)	(0.5)%	$182,056	14.7%
The following temporary differences gave rise to the net deferred tax asset at December 31:
	2020	2019
Allowance for loan losses	$575,386	$404,255
Employee benefits	228,705	234,293
Nonaccrual loan interest	17,727	14,639
Net operating loss (NOL) carryforward	—	296,018
Right-of-use asset – operating lease	69,481	121,096
Net unrealized gains on securities available-for-sale	(461,501)	(91,743)
Foreclosed and repossessed assets	12,600	25,673
Other	41,133	9,188
Lease liability – operating lease	(69,481)	(121,096)
Depreciation	(36,104)	(24,897)
Net deferred tax asset	$377,946	$867,426
Management believes it is more likely than not that all of the deferred tax assets will be realized.
In 2020, as allowed under provisions of the CARES Act, the Company carried back its federal NOL carryforward to prior years and recognized a benefit of $231,389, primarily from the difference in tax rates in the prior periods.

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
10. Accumulated Other Comprehensive Income
The components of accumulated other comprehensive income and related tax effect are as follows:
	2020	2019
Unrealized gain on securities available-for-sale	$2,197,623	$436,872
Tax effect	(461,501)	(91,743)
Total	$1,736,122	$345,129
11. Earnings per Share
The following tables show the amounts used in computing earnings per share (EPS), the effects on income and the weighted average number of shares of dilutive potential common stock for the years ended December 31.
	2020
	Income (Loss) Numerator	Common Shares Denominator	EPS
Basic EPS
Net income	$1,345,679	2,372,214	$.57
Dilutive effect of potential common stock
Exercise of options and warrants	—	11,915	—
Hypothetical share repurchase at $16.59	—	(7,802)	—
Diluted EPS	$1,345,679	2,376,327	$.57
	2019
	Income (Loss) Numerator	Common Shares Denominator	EPS
Basic EPS
Net income	$1,058,482	2,352,622	$.45
Dilutive effect of potential common stock
Exercise of options and warrants	—	18,860	—
Hypothetical share repurchase at $16.64	—	(12,263)	—
Diluted EPS	$1,058,482	2,359,219	$.45
12. Stock Award and Stock Option Plans
The 2001 Stock Award and Stock Option Plan (2001 Plan) expired on May 22, 2011. Options were granted to eligible employees, officers and directors with an exercise price equal to or greater than the fair value of the Company's stock at the grant date. The options vested on a pro-rata basis over three years and had a ten-year life from the grant date. All options under the 2001 Plan were exercisable at December 31, 2020 and 2019 and had a remaining weighted-average life of .04 years at December 31, 2020. A summary of the changes in options outstanding under the 2001 Plan is as follows:
	Number	Weighted Average Exercise Price
Balance, January 1, 2019	6,000	$9.83
Exercised	(1,000)	(10.15)
Balance, December 31, 2019	5,000	9.76
Exercised	(3,000)	(9.72)
Forfeited	(1,000)	(10.15)
Balance, December 31, 2020	1,000	$9.50

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
The 2012 Stock Award and Stock Option Plan (2012 Plan) replaced the 2001 Plan. It reserved 250,000 shares of common stock for issuance. Stock awards and options may be granted to eligible employees, officers and directors. There are 210,684 shares available for issuance at December 31, 2020.
In 2019, the Company established the Nonemployee Director Compensation Plan (Director Plan). The Director Plan provides for each nonemployee director to receive any compensation in the form of Company common stock. Directors are immediately vested in all shares received. Shares are first paid from treasury stock and then from unissued shares of the 2012 Plan. In 2020, the Company issued 1,280 shares from treasury stock and 17,127 shares under the 2012 Plan. In 2019, the Company issued 3,320 shares from treasury stock and 9,189 shares under the 2012 Plan. Compensation cost was $236,007 and $204,352 in 2020 and 2019, respectively.
Options are granted with an exercise price equal to or greater than the market price of the Company's stock at the grant date. The options vest on a pro-rata basis over three years and have a ten-year life from the grant date. All options under the 2012 Plan were fully vested and exercisable at December 31, 2020 and 2019 and had a remaining weighted-average life of 1.92 years at December 31, 2020. All compensation costs related to stock options have been recognized. A summary of the changes in options outstanding under the 2012 Plan is as follows.
	Number	Weighted Average Exercise Price
Balance, January 1, 2019	13,000	$11.35
Forfeited	(1,000)	(12.00)
Balance, December 31, 2019	12,000	11.17
Exercised	(2,000)	(11.38)
Balance, December 31, 2020	10,000	$11.13
13. Related-Party Transactions
The Company grants loans to executive officers, directors, significant shareholders (greater than 10%) and related interests of such persons. A summary of loan activity with such persons during 2020 and 2019 is as follows:
	2020	2019
Balance, beginning	$20,542,109	$23,927,739
Additions	3,509,610	5,888,207
Repayments	(2,091,381)	(3,637,313)
Other changes	(485,415)	(5,636,524)
Balance, ending	$21,474,923	$20,542,109
Other changes arise from the maturity of unused lines of credit which were not renewed, changes in related parties and the sale of the credit card portfolio.
Related party deposits totaled approximately $12,342,000 and $9,777,000 at December 31, 2020 and 2019, respectively.
The Company made payments to directors, significant shareholders and related interests of such persons for other goods and services as follows:
	2020	2019
Goods or services provided:
Construction	$74,833	$79,880

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
14. Financial Instruments with Off-Balance-Sheet Risk
Overview
The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.
Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance-sheet credit risk.
Commitments to Extend Credit
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation.
Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These commitments may or may not be collateralized and usually contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company requires collateral to support these commitments. The liability for loss related to guarantees under standby letters of credit at December 31, 2020 and 2019 is not material.
Collateral Requirements
To reduce credit risk related to the use of credit-related financial instruments, the Company might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Company's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.
Financial instruments whose contract amount represents credit risk at December 31, are as follows:
	2020	2019
Commitments to extend credit	$34,305,000	$26,122,000
Standby letters of credit	$2,069,000	$3,816,000
15. Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total, Tier I and common equity Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2020, the Bank meets all capital adequacy requirements to which they are subject.
The Federal Reserve Bank has established capital guidelines for bank holding companies. These guidelines allow small bank holding companies an exemption from regulatory capital requirements. The Bancorp meets the eligibility criteria and is exempt from regulatory capital requirements.
The Bank is also required to maintain a “capital conservation buffer” of 2.50% above the minimum risk-based capital requirements, which must be maintained to avoid restrictions on capital distributions and certain discretionary bonus payments. As of December 31, 2020, the most recent notification from the Federal Reserve Bank indicated that the Bank was categorized as well capitalized under the regulatory standards.
The following table depicts the capital amounts and ratios of the Bank as of December 31:
	2020
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$37,427,000	14.61%	$≥20,489,440	8.00%	$≥25,611,800	10.00%
Tier 1 capital (to risk-weighted assets)	34,219,000	13.36	≥15,367,080	6.00	≥20,489,440	8.00
Common equity Tier 1 capital (to risk-weighted assets)	34,219,000	13.36	≥11,525,310	4.50	≥16,647,670	6.50
Tier 1 capital (to average assets)	34,219,000	10.09	≥14,462,000	4.00	≥18,077,500	5.00
	2019
	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$34,888,000	13.86%	$≥20,135,200	8.00%	$≥25,169,000	10.00%
Tier 1 capital (to risk-weighted assets)	31,873,000	12.66	≥15,101,400	6.00	≥20,135,200	8.00
Common equity Tier 1 capital (to risk-weighted assets)	31,873,000	12.66	≥11,326,050	4.50	≥16,359,850	6.50
Tier 1 capital (to average assets)	31,873,000	9.81	≥13,001,040	4.00	≥16,251,300	5.00
16.  Fair Value Disclosures
Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between unaffiliated market participants. A three-level hierarchy exists for fair value

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
measurements based upon the inputs to the valuation of an asset or liability. The classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities;
Level 2 - Valuation is determined from quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;
Level 3 - Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may require significant management judgment or estimation, which may be internally developed.
The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:
	December 31, 2020
	Total	Level 1	Level 2	Level 3
U.S. Treasury	$2,108,750	$—	$2,108,750	$—
U.S. GSE	6,369,246	—	6,369,246	—
U.S. government agency	340,437	—	340,437	—
Mortgage-backed,
GSE residential	18,974,100	—	18,974,100	—
State and political subdivisions	29,265,379	—	29,265,379	—
Corporate	507,539	—	507,539	—
Total	$57,565,451	$—	$57,565,451	$—
	December 31, 2019
	Total	Level 1	Level 2	Level 3
U.S. Treasury	$2,025,625	$—	$2,025,625	$—
U.S. GSE	10,200,296	—	10,200,296	—
U.S. government agency	388,020	—	388,020	—
Mortgage-backed, GSE residential	26,386,242	—	26,386,242	—
State and political subdivisions	20,341,830	—	20,341,830	—
Total	$59,342,013	$—	$59,342,013	$—
All debt securities are measured at fair value using quoted prices from an independent third party that provides valuation services, such as matrix pricing, for similar assets, with similar terms in actively traded markets.
The following table presents the Company's financial assets and liabilities measured at fair value on a nonrecurring basis by level within the fair value hierarchy:
	Total	Level 1	Level 2	Level 3
December 31, 2020
Impaired loans, discounted cash flows	$61,810	$—	$—	$61,810
Foreclosed and repossessed assets	603,892	—	—	603,892
December 31, 2019
Impaired loans, discounted cash flows	$70,705	$—	$—	$70,705
Foreclosed and repossessed assets	94,054	—	—	94,054
From time to time, the Company may record financial instruments, such as impaired loans and foreclosed and repossessed assets, at fair value on a nonrecurring basis. Impaired loans that are collateral dependent are written down to fair value through partial charge-offs. Impaired loans that are not collateral dependent are

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
written down to fair value based on discounted cash flows through the establishment of specific reserves. Assets taken in foreclosure or repossession of defaulted loans are primarily comprised of commercial and residential real property and are measured at the lower of cost or fair value less costs to sell. Generally, fair value is based on appraisals performed by certified appraisers for real property and recent sales data for other assets. These values are generally adjusted based on management's knowledge of changes in market conditions or other factors and include estimated liquidation expenses. Management's assumptions include consideration of location and occupancy as well as condition of the property or asset. For impaired loans that are not collateral dependent (all of which are considered troubled debt restructurings), expected cash flows are discounted using the loan's original contract rate (6.75%-13.25%). At December 31, 2020, management adjustments to appraised values ranged from 7% to 89% (weighted average of 32%) for foreclosed and repossessed assets. At December 31, 2019, management adjustments to appraised values ranged from 7% to 100% (weighted average of 29%) for foreclosed and repossessed assets. Since the adjustments may be significant, are based on management's estimates and are generally unobservable, they have been classified as Level 3.
In addition to the disclosures of financial instruments recorded at fair value, GAAP requires the disclosure of the estimated fair value of all the Company's financial instruments. The majority of the Company's assets and liabilities are considered financial instruments. However, many of these instruments lack an available market. In addition, the Company's general practice and intent is to hold its financial instruments to maturity. The Company has considered the fair value measurement criteria as required under the accounting standard relating to fair value measurement as noted above. Fair value estimates have been determined based on the methodologies management considers most appropriate for each financial instrument.
The following are the recorded carrying amounts and estimated fair values of the Company's financial instruments as of December 31 (in thousands):
	2020
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$3,521	$3,521	$3,521	$—	$—
Securities available-for-sale	57,565	57,565	—	57,565	—
Restricted equity investments	1,319	1,319	—	1,319	—
Loans	276,480	280,531	—	—	280,531
Accrued interest receivable	1,060	1,060	—	1,060	—

Financial liabilities:
Deposits	286,593	278,652	—	278,652	—
Short-term borrowings - FHLB	5,734	5,734	—	5,734	—
Borrowings under PPPLF	15,741	15,741	—	15,741	—
Long-term borrowings - FHLB	4,500	4,652	—	4,652	—
Securities sold under agreements to repurchase	1,511	1,511	—	1,511	—
Accrued interest payable	82	82	—	82	—

Landmark Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
	2019
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$5,268	$5,268	$5,268	$—	$—
Securities available-for-sale	59,342	59,342	—	59,342	—
Restricted equity investments	1,175	1,175	—	1,175	—
Loans	244,644	244,737	—	—	244,737
Accrued interest receivable	863	863	—	863	—

Financial liabilities:
Deposits	278,281	278,525	—	278,525	—
Long-term borrowings	7,500	7,487	—	7,487	—
Securities sold under agreements to repurchase	3,534	3,534	—	3,534	—
Accrued interest payable	121	121	—	121	—

Annex A
AGREEMENT AND PLAN

OF REORGANIZATION

By and Among

FIDELITY D & D BANCORP, INC.,

NEPA ACQUISITION SUBSIDIARY, LLC,

THE FIDELITY DEPOSIT AND DISCOUNT BANK,

LANDMARK BANCORP, INC.,

And

LANDMARK COMMUNITY BANK

February 25, 2021

A-i

A-ii

EXHIBIT A	Form of Landmark Letter Agreement
EXHIBIT B	Form of Bank Plan of Merger
EXHIBIT C	Form of Affiliate Agreement
A-iii

AGREEMENT
THIS AGREEMENT AND PLAN OF REORGANIZATION, dated as of February 25, 2021, is made by and among FIDELITY D & D BANCORP, INC. (“Fidelity”), a Pennsylvania corporation, having its principal place of business in Dunmore, Pennsylvania, NEPA ACQUISITION SUBSIDIARY, LLC (“Acquisition Subsidiary”), a Pennsylvania limited liability company having its principal place of business in Dunmore, Pennsylvania, THE FIDELITY DEPOSIT AND DISCOUNT BANK (“Fidelity Bank”), a Pennsylvania state-chartered bank and trust company, having its principal place of business in Dunmore, Pennsylvania, LANDMARK BANCORP, INC. (“Landmark”), a Pennsylvania corporation, having its principal place of business in Pittston, Pennsylvania, and LANDMARK COMMUNITY BANK (“Landmark Bank”), a Pennsylvania state-chartered bank, having its principal place of business in Pittston, Pennsylvania.
BACKGROUND
1.
The board of directors or sole members of each of Fidelity, Acquisition Subsidiary, Fidelity Bank, Landmark and Landmark Bank deems it advisable and in each of their respective best interests and consistent with and in furtherance of their respective business strategies and goals for Landmark to merge with and into Acquisition Subsidiary (the “Merger”), with Acquisition Subsidiary surviving such Merger, in accordance with this Agreement and the applicable laws of the Commonwealth of Pennsylvania, and such boards of directors or sole members have unanimously approved this Agreement, declared it advisable, and recommended that this Agreement be adopted by the shareholders of Landmark and sole member of Acquisition Subsidiary.

2.
Fidelity, Acquisition Subsidiary and Landmark intend for federal income tax purposes that the Merger qualify as a reorganization under the provisions of Section 368(a) of the IRC (as hereafter defined) and that this Agreement be and is adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

3.
Fidelity is the sole member of Acquisition Subsidiary and the parent bank holding company and sole shareholder of Fidelity Bank. Landmark is the parent bank holding company and sole shareholder of Landmark Bank.

4.
As an inducement to Fidelity’s willingness to enter into this Agreement, the directors of Landmark, Landmark’s President & Chief Executive Officer, Chief Financial Officer and certain other executive officers of Landmark Bank have executed a Landmark Letter Agreement in the form attached hereto as Exhibit A (“Voting Agreement”).

5.
Subject to the terms of this Agreement, the parties’ desire to merge Landmark Bank with and into Fidelity Bank, as soon as practicable after the Effective Time (as hereinafter defined) and in accordance with the Bank Plan of Merger in the form attached hereto as Exhibit B.

6.
The respective boards of directors or sole members of the parties have determined that it is in the best interests of their respective companies and their shareholders and members, respectively, to consummate the Merger provided for herein.

7.	The parties desire to set forth in this Agreement the terms and conditions governing the transactions contemplated herein.
   NOW, THEREFORE, in consideration of the promises and of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, do hereby agree as follows:
ARTICLE I
THE MERGER
Section 1.01 Definitions.  As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
Acquisition Proposal means any inquiry, proposal, indication of interest, term sheet, offer, signed agreement or disclosure of an intention to do any of the foregoing from any Person or group of Persons, except Fidelity, Acquisition Subsidiary, or Fidelity Bank, whether or not in writing, relating to, contemplating or that could reasonably be expected to lead to any (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Landmark or any Landmark Subsidiaries, where the assets, revenue or income of such Subsidiary constitutes more than 20% of the consolidated assets, net revenue or net income of Landmark; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (including for this purpose the outstanding capital stock of any Landmark Subsidiary and the capital stock of any entity surviving any merger or business combination involving any Landmark Subsidiary) and/or liabilities where the assets being disposed of constitute 20% or more of the consolidated assets or revenue of Landmark or any of its Landmark Subsidiaries taken as a whole, either in a single transaction or series of transactions; or (iii) any direct or indirect purchase or other acquisition or tender offer or exchange offer that, if consummated, would result in a Person or group of Persons acting in concert beneficially owning 20% or more (excluding any Person or group of Persons beneficially owning 20% on the date of this Agreement, but only in connection with shares beneficially owned as of the date hereof and not shares that may be acquired after the date hereof which, when added to shares previously held, the total shares would exceed the 20% beneficial ownership amount) of the outstanding shares of the common stock of Landmark or any Landmark Subsidiary where that Landmark Subsidiary represents more than 20% of the consolidated assets or revenue of Landmark, in each case other than the transactions contemplated by this Agreement.
Affiliate means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.
Applications means the applications for regulatory approval which are required by the transactions contemplated herein.
Bank Merger means the merger of Landmark Bank with and into Fidelity Bank.
Bank Regulator means any banking agency or department of any federal or state government, including without limitation, the PDB, the FDIC, and the FRB.
BCL means the Pennsylvania Business Corporation Law of 1988, as amended.
BHCA means the Bank Holding Company Act of 1956, as amended.
Cash Consideration shall have the meaning set forth in Section 1.02(i)(iii) of this Agreement.
CERCLA shall have the meaning set forth in Section 2.17(b) of this Agreement.
CERCLIS shall have the meaning set forth in Section 2.17(b) of this Agreement.
Closing shall have the meaning set forth in Section 1.02(a) of this Agreement.
Closing Date shall have the meaning set forth in Section 1.02(a) of this Agreement.
Confidentiality Agreements means (i) those certain confidentiality agreements, dated July 16, 2019, and January 15, 2021, pursuant to which Fidelity agrees, among other things, to maintain the confidentiality of certain information provided to it by Landmark; and (ii) that certain confidentiality agreement, dated January 15, 2021, pursuant to which Landmark agrees, among other things, to maintain the confidentiality of certain information provided to it by Fidelity.
COVID-19 means SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), coronavirus disease or COVID-19.
COVID-19 Measures means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other law, regulation, order, directive, guidelines or recommendations by any governmental authority in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (CARES).
Deposit Liabilities means all deposit liabilities (which shall include, but shall not be limited to, “deposits” as such term is defined in Section 3(l)(1) of the FDIA, as amended) of Landmark Bank or Fidelity Bank including balances in money market and other accounts linked to accounts containing deposit liabilities under “sweep” or similar arrangements, together with Landmark Bank’s or Fidelity Bank’s rights and obligations under any related customer agreement, and Individual Retirement Accounts for which Landmark Bank or Fidelity Bank is custodian.
Determination Date shall have the meaning set forth in Section 7.01(f) of this Agreement.
Dissenting Landmark Shares means shares of Landmark Common Stock as to which appraisal rights are perfected under the ETL.
DP Contracts shall have the meaning set forth in Section 2.27(c) of this Agreement.
Effective Time shall have the meaning set forth in Section 1.02(c) of this Agreement.
Eligible Employee shall have the meaning set forth in Section 5.19 of this Agreement.
Environmental Law means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component. The term Environmental Law includes without limitation, (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. 9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. 7401, et seq.; the Federal Water Pollution Control Act, as amended 33 U.S.C. 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. 300f, et seq.; and all comparable state and local laws, and (ii) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any hazardous materials.
Environmental Liability means liabilities for response, remedial or investigation costs, and any other expenses, including reasonable attorney and consultant fees, laboratory costs and litigation costs, required under, or necessary to attain or maintain compliance with, applicable Environmental Law or relating to or arising from contamination or hazardous substances.
ERISA means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
ERISA Affiliate means (i) a member of any “controlled group” (as defined in Section 414(b) of the IRC) of which a party is a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the IRC) with a party, (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the IRC) of which a party is a member, or (iv) an entity required to be aggregated with a party (as applicable pursuant to Section 414(o) of the IRC).
ETL means of the Pennsylvania Entity Transaction Law, 15 Pa. C.S. §311 et seq.
Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
Exchange Agent shall have the meaning set forth in Section 1.02(k) of this Agreement.
Exchange Agent Agreement means the agreement entered into between Fidelity and the Exchange Agent in form and substance reasonably acceptable to Fidelity setting forth the terms and conditions upon which the Exchange Agent will render the exchange services in connection with the Merger.
Exchange Fund shall have the meaning set forth in Section 1.02(k)(ii) of this Agreement.
Exchange Ratio shall have the meaning set forth in Section 1.02(i)(iii) of this Agreement.
Expenses shall have the meaning set forth in Section 8.01(b) of this Agreement.

FDIA means the Federal Deposit Insurance Act, as amended.
FDIC means the Federal Deposit Insurance Corporation.
Fidelity shall have the meaning set forth in the Introductory Recital of this Agreement.
Fidelity Bank shall have the meaning set forth in the Introductory Recital of this Agreement.
Fidelity Benefit Plans shall have the meaning set forth in Section 3.12(a) of this Agreement.
Fidelity Common Stock shall have the meaning set forth in Section 3.03(a) of this Agreement.
Fidelity Determination Date Market Share Price shall have the meaning set forth in Section 7.01(f) of this Agreement.
Fidelity Disclosure Schedule means a disclosure schedule delivered by Fidelity to Landmark pursuant to Article III of this Agreement.
Fidelity Financials means (i) the audited consolidated statements of condition as of and for the fiscal years ending December 31, 2019, December 31, 2018, and December 31, 2017, and the audited consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for fiscal years ending December 31, 2019, December 31, 2018 and December 31, 2017, including the notes thereto and (ii) unaudited interim consolidated statements of condition, income, comprehensive income, changes in shareholders’ equity, and cash flows, as of the end of each calendar quarter ending on or after September 30, 2020 and for the periods then ended including the notes thereto.
Fidelity Loan Property shall have the meaning set forth in Section 3.15(c)(ii) of this Agreement.
Fidelity Market Share Price shall have the meaning set forth in Section 7.01(f) of this Agreement.
Fidelity Ratio shall have the meaning set forth in Section 7.01(f) of this Agreement.
Fidelity Regulatory Reports means the annual and quarterly reports of Fidelity filed with the SEC since December 31, 2017 through the Closing Date, and the financial reports of Fidelity Bank and accompanying schedules for each calendar quarter filed with the FDIC, as applicable, since the quarter ended December 31, 2017 through the Closing Date.
Fidelity Shareholder Approval shall have the meaning set forth in Section 3.04(a) of this Agreement.
Fidelity Subsidiaries means any corporation, limited liability company, partnership, or other entity 50% or more of the capital stock, membership interests, or partnership interests of which is owned, either directly or indirectly, by Fidelity, except any corporation, limited liability company, partnership, or other entity, the stock, membership interests, or partnership interests of which is held in the ordinary course of the lending activities of Fidelity Bank as a result of foreclosed collateral or a settlement of a debt previously contracted.
Final Index Price shall have the meaning set forth in Section 7.01(f) of this Agreement.
Five Day Period shall have the meaning set forth in Section 7.01(f) of this Agreement.
FRB means the Board of Governors of the Federal Reserve System.
GAAP means generally accepted accounting principles in the United States as in effect at the relevant date.
Governmental Entity means any federal or state court, administrative agency or commission or self-regulatory authority or instrumentality including, inter alia, any Bank Regulator and the SEC.
Index Ratio shall have the meaning set forth in Section 7.01(f) of this Agreement.
Initial Fidelity Market Share Price shall have the meaning set forth in Section 7.01(f) of this Agreement.
Initial Index Price shall have the meaning set forth in Section 7.01(f) of this Agreement.
IRC means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
IRS means the Internal Revenue Service.

Knowledge as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the directors and executive officers (as defined in Rule 3b-7 under the Exchange Act) of such Person, and includes any facts, matters, or circumstances set forth in any written notice or other correspondence from any Governmental Entity or any other material written notice received by that Person.
IT Assets shall have the meaning set forth in Section 2.27(b)(ii) of this Agreement.
Landmark shall have the meaning set forth in the Introductory Recital of this Agreement.
Landmark Bank shall have the meaning set forth in the Introductory Recital of this Agreement.
Landmark Benefit Plans shall have the meaning set forth in Section 2.14(a) of this Agreement.
Landmark Common Stock means the common stock of Landmark described in Section 2.03(a) of this Agreement.
Landmark Disclosure Schedule means a disclosure schedule delivered by Landmark to Fidelity pursuant to Article II of this Agreement.
Landmark Financials means (i) the audited consolidated statements of condition, income, comprehensive income, changes in shareholders’ equity and cash flows as of and for the fiscal years ending December 31, 2019, December 31, 2018, and December 31, 2017, including the notes and schedules thereto; (ii) unaudited interim consolidated financial statements as of the end of each calendar quarter ending on or after September 30, 2020 and for the periods then ended including the notes thereto; and (iii) the Landmark Regulatory Reports.
Landmark Loan Property shall have the meaning set forth in Section 2.17(c) of this Agreement.
Landmark Nominee shall have the meaning set forth in Section 5.18(a) of this Agreement.
Landmark Options shall have the meaning set forth in Section 1.02(j)(i) of this Agreement.
Landmark Option Consideration shall have the meaning set forth in Section 1.02(j)(i) of this Agreement.
Landmark Regulatory Reports means the call reports of Landmark Bank and accompanying schedules, as filed with any Bank Regulator, for each calendar quarter ended after December 31, 2017 through the Effective Time and all reports filed with any Bank Regulator by Landmark or Landmark Bank from December 31, 2017 through the Effective Time.
Landmark Shareholder Approval shall have the meaning set forth in Section 2.04(a) of this Agreement.
Landmark Stock Option Plans shall have the meaning set forth in Section 1.02(j)(i) of this Agreement.
Landmark Subsidiaries means any corporation, limited liability company, partnership, or other entity, 50% or more of the capital stock, membership interests, or partnership interests of which is owned, either directly or indirectly, by Landmark, except any corporation, limited liability company, partnership, or other entity, the stock, membership interests, or partnership interests of which is held in the ordinary course of the lending activities of Landmark Bank as a result of foreclosed collateral or a settlement of a debt previously contracted.
Landmark Termination Fee shall have the meaning set forth in Section 8.01(c) of this Agreement.
Leased Properties shall have the meaning set forth in Section 2.11(d) of this Agreement.
Leases shall have the meaning set forth in Section 2.11(c) of this Agreement.
Loan shall have the meaning set forth in Section 5.01(b)(xxi) of this Agreement.
Material Adverse Effect means with respect to a party hereto, any state of facts, changes, circumstances, events, effects, conditions, occurrences, actions, or omissions individually or in the aggregate with other facts, changes, circumstances, events, effects, conditions, occurrences, actions, or omissions that (a) has or would be reasonably expected to be material and adverse to the business, operations, assets, liabilities, financial condition, results of operations, or business prospects of Landmark on a consolidated basis (when such term is used in Article II hereof) or Fidelity on a consolidated basis (when such term is used in Article III hereof) or (b) would materially impair the ability of such party or its Subsidiary to perform its respective obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and other transactions contemplated hereby by this Agreement, other than any change, circumstance, event, effect, condition, occurrence, action or omission relating to (i) changes in general economic or political conditions affecting banking institutions generally, including, but not limited to, changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, but not if such changes disproportionally affect Landmark or Fidelity when compared to other banking institutions, (ii) any change in GAAP or applicable law, regulation or the interpretation thereof by courts or Governmental Entities that does not disproportionately affect such party and its Subsidiaries taken as a whole relative to other participants (including the other party hereto) in the industry, (iii) any action or omission of a party (or any of its Subsidiaries) taken pursuant to the terms of this Agreement or taken or omitted to be taken with the express written permission of the other party, (iv) any effect with respect to a party hereto caused, in whole or in substantial part, by the other party or as a result of compliance with the requirements of this Agreement, (v) reasonable expenses, including expenses associated with the retention of legal, financial, or other advisors, incurred by Landmark or Fidelity in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (vi) changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or any act of terrorism, war (whether or not declared), national disaster or any national or international calamity affecting the United States, declarations of any national or global epidemic, pandemic or disease outbreak (including COVID-19), or the material worsening of such conditions threatened or existing as of the date of this Agreement that does not disproportionately affect such party and its subsidiaries, taken as a whole, relative to other participants in the industry, in the United States (including the other party hereto), and, with respect to any party, means the imposition or consent to a formal enforcement action by or with any Bank Regulator, including, but not limited to, a consent order or cease and desist order.
Materially Burdensome Regulatory Condition shall have the meaning set forth in Section 5.06(b) of this Agreement.
Maximum Amount shall have the meaning set forth in Section 5.06(b) of this Agreement.
Merger shall have the meaning set forth in Background Recital 1 of this Agreement.
Merger Consideration shall have the meaning set for the in Section 1.02(i)(iii) of this Agreement.
NPL shall have the meaning set forth in Section 2.17(b) of this Agreement.
Owned Properties shall have the meaning set forth in Section 2.11(a) of this Agreement.
PAC means the Pennsylvania Associations Code.
PDB means the Pennsylvania Department of Banking and Securities.
PDS means the Department of State of the Commonwealth of Pennsylvania.
Person means any individual, corporation, partnership, joint venture, association, organization, trust, other entity or “group” (as that term is defined in Section 13(d)(3) of the Exchange Act).
Proxy Statement/Prospectus means the proxy statement/prospectus together with any amendments and supplements thereto, to be transmitted to holders of Landmark Common Stock in connection with the transactions contemplated by this Agreement.
Registration Statement means the registration statement on Form S-4, together with all amendments and supplements thereto, as filed with the SEC under the Securities Act for the purpose of registering shares of Fidelity Common Stock to be issued in connection with the transactions contemplated by this Agreement.
Regulatory Agreement has the meanings given to that term in Sections 2.13(c) and 3.11(c) of this Agreement.
Regulatory Approval means the approval or required consent or waiver of any Bank Regulator or other similar regulatory authority that is necessary in connection with the consummation of the Merger or the Bank Merger and the related transactions contemplated by this Agreement.
Regulatory Materials shall have the meaning as set forth in Section 5.04(d) of this Agreement.
Relevant Group means any affiliated, combined, consolidated, unitary or similar group.
Rights means warrants, options, rights, convertible securities and other capital stock equivalents which obligate an entity to issue its securities.

SEC means the Securities and Exchange Commission.
Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
Securities Documents means all registration statements, schedules, statements, forms, reports, proxy materials, and other documents required to be filed under the Securities Laws.
Securities Laws means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and in each case the rules and regulations promulgated from time to time thereunder.
Starting Date shall have the meaning set forth in Section 7.01(f) of this Agreement.
Statement of Merger means the statement of merger and/or the articles of merger to be executed by Acquisition Subsidiary and Landmark and to be filed with PDS, in accordance with the ETL.
Stock Consideration shall have the meaning set forth in Section 1.02(i)(iii) of this Agreement.
Subsidiary means any corporation, limited liability company, partnership, or other entity, 50% or more of the capital stock, membership interests or partnership interests of which is owned, either directly or indirectly, by another entity, except any corporation, limited liability company, partnership, or other entity, the stock, membership interests or partnership interests of which is held in the ordinary course of the lending activities of a bank as a result of foreclosed collateral or a settlement of a debt previously contracted.
Tax or Taxes means all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, thrift, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, use, occupation, severance, energy, unemployment, social security, worker’s compensation, capital, premium, unclaimed property, failure to file, private foundation or other taxes or similar assessments, customs, duties, fees, levies, or other governmental charges together with any interest, penalties, additions to tax, or additional amounts imposed by a Taxing Authority.
Tax Return means any return, declaration, report, or information return or statement relating to Taxes or otherwise, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with a Taxing Authority.
Taxing Authority means any governmental or administrative agency, board, bureau, body, department, or authority of any United States federal, state, or local jurisdiction or any foreign jurisdiction, having jurisdiction with respect to any Tax.
Third Party Leases shall have the meaning set forth in Section 2.11(e) of this Agreement.
Treasury Regulations means the regulations issued by the IRS, a bureau of the United States Department of Treasury.
USA PATRIOT Act shall have the meaning set forth in Section 2.05(b) of this Agreement.
Voting Agreement shall have the meaning set forth in Background Recital 4 of this Agreement.
Section 1.02 The Merger.
(a)
Closing. The closing of the Merger (the “Closing”) will take place immediately prior to the Effective Time at the offices of Bybel Rutledge LLP, Lemoyne, Pennsylvania, or such other time and place as mutually agreed to by the parties hereto; provided, in any case, that such date shall not be later than fifteen (15) business days after the satisfaction or waiver (subject to applicable law) of all conditions to closing set forth in Article VI (other than delivery of certificates, opinions, and other instruments and documents to be delivered at the Closing) (such date, the “Closing Date”).

(b)
The Merger. Subject to the terms and conditions of this Agreement, and in accordance with Article III of the PAC, also known as the ETL, as required, at the Effective Time, Landmark shall merge with and into Acquisition Subsidiary, the separate existence of Landmark shall cease, and Acquisition Subsidiary shall be the surviving entity and continue to exist as a Pennsylvania limited liability company and all of the assets and liabilities of Landmark shall become the assets and liabilities of Acquisition Subsidiary.
(c)
Effective Time; Effects of the Merger. Subject to the provisions of this Agreement, the Statement of Merger shall be duly prepared, executed and delivered for filing with the PDS, as required, on the Closing Date. The Merger shall become effective at such time, on such date, as the Statement of Merger is filed with the PDS, as required, or at such date and time as may be specified in the Statement of Merger (such time being the “Effective Time”). At and after the Effective Time, the Merger shall have the effects set forth in Section 336 of the ETL, and this Agreement.

(d)
Fidelity’s Articles of Incorporation and Bylaws. On and after the Effective Time, the articles of incorporation and bylaws of Fidelity, as in effect immediately prior to the Effective Time, shall automatically be and remain the articles of incorporation and bylaws of Fidelity, until thereafter altered, amended, or replaced.

(e)
Acquisition Subsidiary’s Certificate of Organization and Operating Agreement. On and after the Effective Time, the Certificate of Organization and Operating Agreement of Acquisition Subsidiary, as in effect immediately prior to the Effective Time shall automatically be and remain the Certificate of Organization and Operating Agreement of Acquisition Subsidiary, as the surviving limited liability company in the Merger, until thereafter altered, amended, or replaced in accordance with law and the Operating Agreement.

(f)
Board of Directors and Executive Officers of Fidelity and Fidelity Bank. Subject to satisfaction or waiver of the conditions precedent of this Agreement, at the Effective Time, the total number of persons serving on the board of directors of Fidelity and Fidelity Bank, respectively, shall be increased by one (1). The directors of Fidelity and Fidelity Bank serving immediately prior to the Effective Time shall continue to serve and continue in their capacity as directors in accordance with the Articles and Bylaws of Fidelity and Fidelity Bank, respectively, and one (1) of the directors shall be the Landmark Nominee as provided in Section 5.18 hereof.

The executive officers of Fidelity immediately prior to the Effective Time shall be the executive officers of Fidelity after the Effective Time. The executive officers of Fidelity Bank immediately prior to the Effective Time shall be the executive officers of Fidelity Bank after the Effective Time.
(g)
Liquidation and Dissolution. As soon as practicable after the Effective Time, Fidelity shall cause Acquisition Subsidiary to be liquidated and dissolved and all of its assets and liabilities distributed to and assumed by Fidelity.

(h)	Bank Merger.
(i)
Fidelity, Acquisition Subsidiary, and Landmark shall use their commercially reasonable best efforts to cause Landmark Bank to merge with and into Fidelity Bank, with Fidelity Bank surviving such merger, as soon as immediately practicable after the Effective Time. It is intended by the parties that the Bank Merger be effected immediately after the Merger. Concurrently with the execution and delivery of this Agreement, Fidelity shall cause Fidelity Bank, and Landmark shall cause Landmark Bank, to execute and deliver the Bank Plan of Merger in substantially the form attached hereto as Exhibit B.

(ii)
Notwithstanding Section 1.02(h)(i), if the parties mutually agree that the Bank Merger be delayed, the parties shall cooperate to permit the Bank Merger to occur at such later time as the parties mutually agree, and any provisions of this Agreement inconsistent with such timing shall be deemed amended as appropriate to reflect such timing.

(i)	Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Fidelity, Landmark or the holders of any of the following securities, the following shall occur:
(i)
Outstanding Fidelity Common Stock. Each share of Fidelity Common Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding as an identical share of Fidelity Common Stock, except that shares of Fidelity

Common Stock owned by Landmark (other than shares held in trust, managed, custodial or nominee accounts and the like that in any such case are beneficially owned by third parties and shares acquired in respect of debts previously contracted) shall become treasury stock of Fidelity.
(ii)
Cancellation of Certain Common Stock. Each share of Landmark Common Stock that is owned by Fidelity, or by any of its respective Subsidiaries (other than shares that are held in trust, managed, custodial or nominee accounts and the like and that are beneficially owned by third parties and other than shares acquired in respect of debts previously contracted) shall be canceled and cease to be issued and outstanding, and no consideration shall be delivered therefor.

(iii)
Conversion of Landmark Common Stock. Each share of Landmark Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.02(i)(ii) and Dissenting Landmark Shares) shall be converted into the right to receive (A) 0.272 shares of Fidelity Common Stock (the “Exchange Ratio”), subject to anti-dilution adjustment as provided in Section 1.02(l) below (the “Stock Consideration”) and (B) $3.26 in cash (the “Cash Consideration”). The Stock Consideration and Cash Consideration are collectively referred to as the “Merger Consideration.”

(iv)
Cash in Lieu of Fractional Shares. Notwithstanding anything herein to the contrary, no fraction of a whole share of Fidelity Common Stock and no scrip or certificate therefor shall be issued in connection with the Merger. Any former Landmark shareholder who would otherwise be entitled to receive a fraction of a share of Fidelity Common Stock shall receive, in lieu thereof, cash in an amount equal to the product obtained by multiplying (a) the Fidelity Determination Date Market Share Price and (b) the fractional share, calculated to the nearest ten-thousandth of the share of Fidelity Common Stock, to which the holder would otherwise be entitled. For purposes of determining any fractional share interest, all shares of Landmark Common Stock owned by a Landmark shareholder shall be combined so as to calculate the maximum number of whole shares of Fidelity Common Stock issuable to such Landmark shareholders, to the extent permissible.

(v)
Dissenting Landmark Shares. The Dissenting Landmark Shares that have not effectively withdrawn or lost their dissenters’ rights under the ETL, shall not be converted into or represent a right to receive the Merger Consideration under this Agreement, and the holders thereof shall be entitled only to such rights as are granted by the ETL. If any such holder of Landmark Common Stock shall have failed to perfect or shall have withdrawn or lost such right, the Dissenting Landmark Shares held by such holder shall receive Merger Consideration as set forth above.

(j)	Treatment of Outstanding Landmark Options.
(i)
At the Effective Time, each option to purchase shares of Landmark Common Stock (“Landmark Options”) issued under the Landmark Bank 2001 Stock Award and Stock Option Plan (as assumed by Landmark) or the Landmark 2012 Stock Award and Stock Option Plan (collectively, the “Landmark Stock Option Plans”) that is outstanding and unexercised at the Effective Time, whether or not then exercisable, shall be redeemed for cash in an amount equal to the number of shares of Landmark Common Stock covered by such Landmark Option multiplied by the amount in excess, if any, of $18.05 less the exercise price per share of such Landmark Option (the “Landmark Option Consideration”).

(ii)
Landmark shall use commercially reasonable best efforts to cause each holder of a Landmark Option to execute an agreement documenting such holder’s agreement to accept cash in substitution for the Landmark Option as of the Effective Time. Such agreement shall be executed in such form as Fidelity may reasonably require as a condition to Fidelity’s obligation to deliver any cash to such individual pursuant to this Section.

(iii)	Schedule 1.02(j) sets forth a listing of each Landmark Option grant outstanding as of the date of this Agreement (copies of which have been provided to Fidelity), including the name of each holder of such Landmark Option, the date of grant, the number of shares of Landmark Common Stock subject to such Landmark Option, the exercise price per share of such Landmark Option, the expiration date, and the classification of whether such Landmark Option is an incentive stock option or a nonqualified stock option.
(k)	Surrender and Exchange of Landmark Stock Certificates and Redemption of Landmark Options.
(i)
Agent. Prior to the Effective Time, Fidelity shall appoint its transfer agent, Computershare Shareholder Services, or another agent experienced in providing such services, and which is independent of and unaffiliated with Fidelity and Landmark, as an exchange and paying agent (the “Exchange Agent”) for the payment and exchange of the Merger Consideration.

(ii)
Exchange Fund. Three (3) days prior to the Effective Time, Fidelity shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Landmark Common Stock, sufficient cash and certificates representing shares of Fidelity Common Stock to make all payments and deliveries to shareholders of Landmark pursuant to Sections 1.02(i)(iii) and (iv). Any cash and certificates for Fidelity Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” Notwithstanding the foregoing, Fidelity may, at its election, deliver the required shares of Fidelity Common Stock in book entry form via direct registration in lieu of delivery of Fidelity Common Stock certificates.

(iii)
Exchange Procedures. As soon as reasonably practicable after the Effective Time (and in any case no later than five (5) business days thereafter), Fidelity shall cause the Exchange Agent to mail to each record holder of a certificate representing shares of Landmark Common Stock (a “Landmark Certificate”) a letter of transmittal which shall specify that delivery of the Landmark Certificates shall be effected, and risk of loss and title to the Landmark Certificates shall pass, only upon delivery of the Landmark Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Fidelity may reasonably specify and instructions for effecting the surrender of such Landmark Certificates in exchange for the Merger Consideration. Upon surrender of a Landmark Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Landmark Certificate shall be entitled to receive in exchange therefor (A) a certificate or electronic book entry to their account representing, in the aggregate, the whole number of shares of Fidelity Common Stock that such holder has the right to receive pursuant to Section 1.02(i)(iii) and/or (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Sections 1.02(i)(iii) and (iv). No interest will be paid or will accrue on any cash payment pursuant to Sections 1.02(i)(iii) and (iv). In the event of a transfer of ownership of Landmark Common Stock which is not registered in the transfer records of Landmark, a certificate representing, in the aggregate, the proper number of shares of Fidelity Common Stock pursuant to Section 1.02(i)(iii) and/or a check in the proper amount pursuant to Sections 1.02(i)(iii) and (iv) may be issued with respect to such Landmark Common Stock, as the case may be, to such a transferee if the Landmark Certificate formerly representing such shares of Landmark Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(iv)
Redemption of Landmark Options. As soon as reasonably practicable after the Effective Time and subject to the prior receipt of any agreement that may be required pursuant to Section 1.02(j) of this Agreement, Fidelity shall, or Fidelity shall cause the Exchange Agent to, deliver the Landmark Option Consideration to the holders of Landmark Options that remain unexercised as of the Effective Time.

(v)
Distributions with Respect to Un-exchanged Shares. No dividends or other distributions declared or made with respect to shares of Fidelity Common Stock with a record date after the Effective Time shall be paid to the holder of any un-surrendered Landmark Certificate with respect to the shares of Fidelity Common Stock that such Landmark Certificate holder would be entitled to receive upon surrender of such Landmark Certificate until such holder shall surrender such Landmark Certificate in accordance with Section 1.02(k)(iii). Subject to the effect of applicable laws, following surrender of any such Landmark Certificate, there shall be paid to such holder of shares of Fidelity Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Fidelity Common Stock and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Fidelity Common Stock.
(vi)
No Further Ownership Rights. All shares of Fidelity Common Stock issued and cash paid upon conversion of shares of Landmark Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Landmark Common Stock.

(vii)
Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Landmark Certificates for twelve (12) months after the Effective Time shall be delivered to Fidelity or otherwise on the instructions of Fidelity, and any holders of the Landmark Certificates who have not previously complied with this Section 1.02(k) shall thereafter look only to Fidelity for the Merger Consideration with respect to the shares of Landmark Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.02(i)(iii), any cash in lieu of fractional shares of Fidelity Common Stock to which such holders are entitled pursuant to Section 1.02(i)(iv) and any dividends or distributions with respect to shares of Fidelity Common Stock to which such holders are entitled pursuant to Section 1.02(k)(v).

(viii)
No Liability. None of Fidelity, Landmark, any of their respective Subsidiaries or Affiliates or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(ix)
Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as reasonably directed by Fidelity; provided, however, that no holder of shares of Landmark Common Stock shall suffer or incur any loss in connection with any such investment of the Exchange Fund. Any interest and other income resulting from such investments shall be payable to Fidelity.

(x)
Lost Certificates. If any Landmark Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Landmark Certificate to be lost, stolen or destroyed and, if required by Fidelity, the posting by such Person of a bond in such reasonable amount as Fidelity may direct as indemnity against any claim that may be made against it with respect to such Landmark Certificate, the Exchange Agent will deliver in exchange for such lost, stolen, or destroyed Landmark Certificate the applicable Merger Consideration with respect to the shares of Landmark Common Stock formerly represented thereby, any cash in lieu of fractional shares of Fidelity Common Stock to which the holders thereof are entitled pursuant to Section 1.02(i)(iv), and any dividends or other distributions on shares of Fidelity Common Stock to which the holders thereof are entitled pursuant to Section 1.02(k)(v).

(xi)
Withholding Rights. Fidelity shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Landmark Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the IRC and the rules and regulations promulgated thereunder, or any provisions of any Taxing Authority. To the extent that amounts are so withheld by Fidelity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Landmark Common Stock in respect of which such deduction and withholding was made by Fidelity.

(xii)
Stock Transfer Books. At the Effective Time, the stock transfer books of Landmark with respect to Landmark Common Stock issued and outstanding prior to the Effective Time shall be closed and, thereafter, there shall be no further registration of transfers on the records of Landmark of shares of Landmark Common Stock issued and outstanding prior to the Effective Time. From and after the Effective Time, the holders of Landmark Certificates shall cease to have any rights with respect to such shares of Landmark Common Stock, formerly represented thereby, except as otherwise provided herein or by law. At or after the Effective Time, any Landmark Certificates presented to the Exchange Agent or Fidelity for any reason shall be exchanged for the applicable Merger Consideration with respect to the shares of Landmark Common Stock, formerly represented thereby, any cash in lieu of fractional shares of Fidelity Common Stock to which the holders thereof are entitled pursuant to Section 1.02(i)(iv), and any dividends or other distributions on shares of Fidelity Common Stock to which the holders thereof are entitled pursuant to Section 1.02(k)(v).

(l)
Anti-Dilution Provisions. If Fidelity shall, at any time before the Effective Time, (A) declare a dividend in shares of Fidelity Common Stock payable to shareholders of record before the Effective Time, (B) combine the outstanding shares of Fidelity Common Stock into a smaller number of shares, (C) subdivide or split the outstanding shares of Fidelity Common Stock, or (D) reclassify the shares of Fidelity Common Stock, then, in any such event, the number of shares of Fidelity Common Stock to be delivered to Landmark shareholders who are entitled to receive shares of Fidelity Common Stock in exchange for shares of Landmark Common Stock shall be adjusted so that each Landmark shareholder shall be entitled to receive such number of shares of Fidelity Common Stock as such shareholder would have been entitled to receive if the Effective Time had occurred immediately prior to the happening of such event. In addition, in the event that, prior to the Effective Time, Fidelity enters into an agreement pursuant to which shares of Fidelity Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each Landmark shareholder entitled to receive shares of Fidelity Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount of obligations of such other corporation as such shareholder would be entitled to receive if the Effective Time had occurred immediately prior to the happening of such event.

(m)
Possible Alternative Structures. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Fidelity, Acquisition Subsidiary or Fidelity Bank shall be entitled to revise the structure of the Merger and the Bank Merger, including without limitation, by merging Landmark with and into Fidelity or by merging Landmark Bank with and into another Subsidiary of Fidelity or Fidelity Bank, provided that (i) any such Subsidiary shall become party to, and shall agree to be bound by, the terms of this Agreement; (ii) there are no adverse federal or state income Tax or other adverse Tax consequences to Landmark shareholders as a result of the modification; (iii) the consideration to be paid to the holders of Landmark Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount; and (iv) such modification will not delay or jeopardize the receipt of approvals from Governmental Entities or jeopardize the satisfaction of any condition to Closing set forth in Article VI or otherwise adversely affect Landmark or the holders of Landmark Common Stock. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF LANDMARK AND LANDMARK BANK
Landmark and Landmark Bank represent and warrant to Fidelity, Acquisition Subsidiary, and Fidelity Bank that the statements contained in this Article II are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article II), except as set forth in the Landmark Disclosure Schedule delivered by Landmark and Landmark Bank to Fidelity, Acquisition Subsidiary, and Fidelity Bank on the date hereof or as amended, and except as to any representation or warranty which specifically relates to an earlier date. Landmark and Landmark Bank have made a good faith effort to ensure that the disclosure on each schedule of the Landmark Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the Landmark Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.
Section 2.01 Standard.  No representation or warranty of Landmark and Landmark Bank contained in this Article II shall be deemed untrue or incorrect, and Landmark and Landmark Bank shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article II, has had or is reasonably expected to have a Material Adverse Effect; disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; provided, however, that the foregoing standard shall not apply to representations and warranties contained in Sections 2.02(a), 2.02(b), 2.02(c), 2.03(a), 2.03(b), 2.04 and 2.09 nor shall it apply to the representations and warranties contained in Section 2.14, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects.
Section 2.02 Organization.
(a)
Landmark is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Landmark is a bank holding company duly registered under the BHCA. Landmark has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Landmark is not qualified or licensed to do business as a foreign corporation in any other jurisdiction and is not required to be so qualified or licensed as the result of the ownership or leasing of property or the conduct of its business except where the failure to be so qualified or licensed would not have a Material Adverse Effect on Landmark.

(b)
Landmark Bank is a Pennsylvania state-chartered commercial bank and a member bank of the Federal Reserve System and is regulated by the FRB and the PDB. Landmark Bank is duly organized and validly existing under the laws of the Commonwealth of Pennsylvania. Landmark Bank has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. The location of the principal office and each branch of Landmark Bank is set forth in Landmark Disclosure Schedule 2.02(b).

(c)
Landmark Disclosure Schedule 2.02(c) sets forth each Landmark Subsidiary. Each of Landmark’s Subsidiaries (i) is duly organized, (ii) is validly existing and in good standing under the laws of its jurisdiction of organization, (iii) is duly licensed or qualified to do business in, and in good standing under the laws of, all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except as would not reasonably be expected to have a Material Adverse Effect on Landmark or Landmark Bank and (iv) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar governing documents of each Landmark Subsidiary, copies of which have been delivered to Fidelity, are true and correct copies of such documents as amended, supplemented, restated and/or otherwise modified and in effect on the date of this Agreement.

(d)
The respective minute books of Landmark, Landmark Bank, and each other Landmark Subsidiary accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors and trustees (including committees), in each case in accordance with the normal business practice of Landmark and each such Landmark Subsidiary.

(e)	Prior to the date of this Agreement, Landmark and Landmark Bank have delivered to Fidelity true and correct copies of the articles of incorporation and bylaws of Landmark and Landmark Bank.
(f)	Landmark Bank is a member in good standing of the Federal Home Loan Bank of Pittsburgh and owns the requisite amount of stock therein.

(g)
Landmark Bank has been operated in compliance with its policies and procedures and all applicable federal and state laws, regulations, rules, and orders, except to the extent that it is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Landmark or Landmark Bank.

Section 2.03 Capitalization.
(a)
The authorized capital stock of Landmark consists of (i) ten million (10,000,000) shares of common stock, one dollar ($1.00) par value (“Landmark Common Stock”), of which two million three hundred eighty-two thousand six hundred ninety-five (2,382,695) shares are outstanding, validly issued, fully paid and nonassessable as of the date of this Agreement and (ii) four million (4,000,000) shares of preferred stock, $1.00 par value, none of which are outstanding. There are no shares of Landmark Common Stock held by Landmark as treasury stock. Except as disclosed in Landmark Disclosure Schedule 2.03(a), no trust preferred or subordinated debt securities of Landmark are issued or outstanding. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Landmark’s shareholders may vote have been issued by Landmark and are outstanding. Except as disclosed in Landmark Disclosure Schedule 2.03(a), neither Landmark nor any Landmark Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Landmark Common Stock, or any other security of Landmark or any securities representing the right to vote, purchase or otherwise receive any shares of Landmark Common Stock or any other security of Landmark.

(b)
The authorized capital stock of Landmark Bank consists of (i) ten million (10,000,000) shares of common stock, one dollar ($1.00) par value, of which one million five hundred thirty-seven thousand five hundred nineteen (1,537,519) shares are outstanding, validly issued, fully paid, nonassessable, free of preemptive rights and owned by Landmark and (ii) four million (4,000,000) shares of preferred stock, $1.00 par value, none of which are outstanding. Neither Landmark Bank nor any Landmark Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of the capital stock of any Landmark Subsidiary or any other security of any Landmark Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of the capital stock or any other security of any Landmark Subsidiary. Either Landmark or Landmark Bank owns all of the outstanding shares of capital stock of each Landmark Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

(c)
Except as set forth in Landmark Disclosure Schedule 2.03(c), neither Landmark nor any other Landmark Subsidiary, owns any equity interest, directly or indirectly, in any other company or controls any other company, except for equity interests held in the investment portfolios of Landmark and Landmark Subsidiaries, and equity interests held by Landmark Subsidiaries in a fiduciary capacity and equity investments held in connection with commercial loan activities of Landmark’s Subsidiaries. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding and held by Landmark or Landmark Bank with respect to any other company’s capital stock or the equity of any other person.

(d)
To the Knowledge of Landmark, except as disclosed in Landmark Disclosure Schedule 2.03(d), no person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of any class of Landmark Common Stock.

Section 2.04 Authority; No Violation.
(a)
Landmark has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval and adoption of this Agreement and the Merger by the affirmative vote required of the shareholders of Landmark pursuant to the ETL and Landmark’s articles of incorporation and bylaws (the “Landmark Shareholder Approval”), to consummate the transactions contemplated hereby. Landmark Bank has full corporate power and authority to execute and deliver the Bank Plan of Merger and, subject to the receipt of any required Regulatory Approvals, to consummate the Bank Merger. The execution and delivery of this Agreement by Landmark and the completion by Landmark of the transactions contemplated hereby have been duly and validly approved by the board of directors of Landmark and, except for Landmark Shareholder Approval as required under the ETL and Landmark’s articles of incorporation and bylaws, no other corporate proceedings on the part of Landmark are necessary to complete the transactions contemplated herein. This Agreement has been duly and validly executed and delivered by Landmark and, subject to (i) Landmark Shareholder Approval as required under the ETL and Landmark’s articles of incorporation and bylaws, (ii) approval and adoption by Landmark as the sole shareholder of Landmark Bank, (iii) receipt of the required approvals from Bank Regulators, and (iv) the due and valid execution and delivery of this Agreement by Fidelity, constitutes the valid and binding obligation of Landmark, enforceable against Landmark in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
The Bank Plan of Merger, upon its execution and delivery by Landmark Bank subject to the due and valid execution and delivery of the Bank Plan of Merger by Fidelity Bank, will constitute the valid and binding obligation of Landmark Bank, enforceable against Landmark Bank in accordance with its terms, subject to (i) required approvals of Bank Regulators, and (ii) approval and adoption by Landmark as sole shareholder of Landmark Bank, subject to applicable conservatorship or receivership provisions of the FDIA, bankruptcy or insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)
The execution and delivery of this Agreement by Landmark, subject to (i) the execution and delivery of the Bank Plan of Merger by Landmark Bank, (ii) receipt of approvals from the Bank Regulators and Landmark’s and Fidelity’s compliance with any conditions contained therein, (iii) the completion of the transactions contemplated hereby, and (iv) compliance by Landmark or Landmark Bank with any of the terms or provisions hereof or of the Bank Plan of Merger, will not (A) conflict with or result in a breach of any provision of the articles of incorporation or other organizational document or bylaws of Landmark or any Landmark Subsidiary; (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Landmark or any Landmark Subsidiary or any of their respective properties or assets; or (C) except as set forth in the Landmark Disclosure Schedule 2.04, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Landmark or any Landmark Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation to which Landmark or any Landmark Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (C) above, for violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on Landmark or any Landmark Subsidiary.

Section 2.05 Deposit Liabilities.
(a)
The Deposit Liabilities of Landmark Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due and Landmark Bank is authorized to hold the Deposit Liabilities. Except for such liens as set forth on the Landmark Disclosure Schedule 2.05(a), the Deposit Liabilities of Landmark Bank are not subject to any lien, including without limitation any liens in favor of Landmark Bank and are not, as of the close of business on the Closing Date, subject to court order, legal restraint, automatic stay in bankruptcy, other legal process or stop payment orders.

(b)
All of the Deposit Liabilities of Landmark Bank have been administered and originated, in compliance in all material respects with the documents governing the relevant type of deposit account and all applicable laws and regulations. The Deposit Liabilities of Landmark Bank were opened, extended or made, and have been maintained, in accordance with all applicable federal and state laws, regulations, rules and orders, including the Bank Secrecy Act and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (“USA PATRIOT Act”), and have been operated in compliance with Landmark Bank’s policies and procedures. Except as set forth on the Landmark Disclosure Schedule 2.05(b), no Deposit Liabilities of Landmark Bank are maintained by a “money service business” within the meaning of regulations promulgated under the USA PATRIOT Act. None of the Deposit Liabilities of Landmark Bank account holders are on the list of Specially Designated Nationals or Blocked Persons of the Office of Foreign Assets Control.
(c)	Landmark Bank has properly accrued interest on the Deposit Liabilities of Landmark Bank and the records respecting the Deposit Liabilities accounts accurately reflect such accruals of interest.
(d)
Landmark Bank has made available to Fidelity a true and complete copy of each of the documents governing the Deposit Liabilities of Landmark Bank for each of the types of Deposit Liabilities of Landmark Bank offered at Landmark Bank.

(e)
Except as set forth on the Landmark Disclosure Schedule 2.05(e), none of the Deposit Liabilities of Landmark Bank are “brokered deposits” within the meaning of the rules and regulations of the FDIC; and none of the Deposit Liabilities of Landmark Bank were obtained through the Certificate of Deposit Account Registry Service or similar reciprocal placement network or through an internet listing service. None of the Deposit Liabilities of Landmark Bank are held by Federal, State, county or other municipal governments or governmental or quasi-governmental agencies or are subject to escheat.

(f)
With respect to the Deposit Liabilities of Landmark Bank, Landmark Bank is in material compliance with the law and Treasury Regulations relating to (i) obtaining from depositors of the Deposit Liabilities of Landmark Bank executed IRS Forms W-8 and W-9 when appropriate and (ii) reporting of interest. With respect to the Deposit Liabilities of Landmark Bank opened, Landmark Bank has either obtained a properly completed Form W-8 or W-9 when appropriate (and renewals of such forms, where required) or is back-up withholding on such account.

Section 2.06 Consents. Except for (a) the consents, approvals, filings and registrations with any Governmental Entity, and compliance with any conditions contained therein, (b) Landmark Shareholder Approval under the ETL, Landmark’s articles of incorporation and bylaws and by the Landmark board of directors, (c) the approval and adoption of the Bank Plan of Merger by Landmark as sole shareholder of Landmark Bank under applicable law, and by the Landmark Bank board of directors, and (d) except as disclosed in Landmark Disclosure Schedule 2.06, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any third parties are necessary, or will be necessary, in connection with (i) the execution and delivery of this Agreement by Landmark or the Bank Plan of Merger by Landmark Bank and (ii) the completion by Landmark of the transactions contemplated hereby or by Landmark Bank of the Bank Merger. As of the date hereof, Landmark has no reason to believe that (a) any required consents or approvals will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact Landmark’s or Landmark Bank’s ability to complete the transactions contemplated by this Agreement or (b) any public body or authority, the consent or approval of which is not required or any filing with which is not required, will object to the completion of the transactions contemplated by this Agreement.
Section 2.07 Regulatory Reports; Financial Statements; Undisclosed Liabilities.
(a)
Landmark has previously made available to Fidelity the Landmark Regulatory Reports through December 31, 2020. The Landmark Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices including but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators throughout the periods covered by such statements, and fairly present, or will fairly present in all material respects, the financial position, results of operations and changes in shareholders’ equity of Landmark or Landmark Bank, as the case may be, as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles including but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators applied on a consistent basis.

(b)
Landmark has previously delivered to Fidelity the Landmark Financials as of the date hereof. The Landmark Financials as of the date hereof have been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by such statements, except as noted therein, and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of Landmark as of and for the periods ending on the dates thereof in accordance with GAAP, applied on a consistent basis, except as noted therein and except as indicated in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.
(c)
At the date of each balance sheet included in the Landmark Financials or the Landmark Regulatory Reports, neither Landmark nor Landmark Bank (as the case may be) had, or will have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Landmark Financials or Landmark Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material in the aggregate to Landmark or which are incurred in the ordinary course of business, consistent with past practice, and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of footnotes.

(d)
The records, systems, controls, data and information of Landmark and the Landmark Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Landmark or any Landmark Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in this Section 2.07(d). Landmark (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes, (ii) to the extent required by applicable law, has implemented and maintains disclosure controls and procedures to ensure that material information relating to Landmark, including its consolidated Landmark Subsidiaries, is made known to the chief executive officer and the chief financial officer of Landmark by others within those entities, and (iii) has disclosed to the Landmark or Landmark Bank board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Landmark’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Landmark’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Landmark’s auditors and audit committee and a copy has previously been made available to Fidelity.

(e)
Since December 31, 2017, (i) neither Landmark nor any of the Landmark Subsidiaries nor, to the Knowledge of Landmark or Landmark Bank, any director, officer, employee, auditor, accountant or representative of Landmark or any of the Landmark Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of Landmark or any of the Landmark Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Landmark or any of the Landmark Subsidiaries has engaged in illegal accounting practices, and (ii) no attorney representing Landmark or any of the Landmark Subsidiaries, whether or not employed by Landmark or any of the Landmark Subsidiaries, has reported evidence of a material violation of laws, breach of fiduciary duty or similar violation by Landmark or any of its officers, directors, employees or agents to the board of directors of Landmark or any committee thereof or to any director or officer of Landmark.

(f)
No agreement pursuant to which any loans or other assets have been or shall be sold by Landmark or the Landmark Subsidiaries entitle the buyer of such loans or other assets, unless there is a material breach of representation or covenant by Landmark or the Landmark Subsidiaries, to cause Landmark or the Landmark Subsidiaries to repurchase such loan or other assets or the buyer to pursue any other form of recourse against Landmark or the Landmark Subsidiaries, and there has been no material breach by Landmark or the Landmark Subsidiaries of a representation or covenant in any such agreement. The Landmark Regulatory Reports have disclosed, since December 31, 2017, any cash, stock or other dividend or any other distribution with respect to the capital stock of Landmark that has been declared, set aside or paid.

(g)
Except as set forth in the Landmark Disclosure Schedule 2.07(g), since December 31, 2017, each of Landmark and the Landmark Subsidiaries have timely filed all Landmark Regulatory Reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that any of them were required to file with any Governmental Entity, and have timely paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any Governmental Entity with respect to any report or statement relating to any examinations of Landmark or any of the Landmark Subsidiaries. Landmark has made available to Fidelity the Landmark Regulatory Reports and the Landmark Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

Section 2.08 Taxes.
(a)
All income and other material or material in the aggregate Tax Returns required to have been filed by Landmark and the Landmark Subsidiaries have been duly and timely filed (taking into account extensions of time to file), and each such Tax Return is true, correct and complete in all material respects. All income and other material Taxes due and payable by Landmark and the Landmark Subsidiaries (whether or not shown on any Tax Return) have been paid.

(b)
There is no action, audit, dispute or claim now pending or proposed or threatened in writing against Landmark or any of the Landmark Subsidiaries in respect of Taxes. Except as set forth in Landmark Disclosure Schedule 2.08, neither Landmark nor any of the Landmark Subsidiaries is the beneficiary of any extension of time within which to file any income or other material Tax Return which Tax Return has not been filed. No written claim has been made by a Taxing Authority in the last five (5) years in a jurisdiction where any of Landmark or the Landmark Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of Landmark with respect to Taxes other than for Taxes not yet due and payable.

(c)
Each of Landmark and the Landmark Subsidiaries has withheld and timely paid all Taxes required to have been withheld and paid and has complied with all information reporting and backup withholding requirements in all material respects.

(d)
Landmark Disclosure Schedule 2.08 lists all Tax Returns filed by Landmark or the Landmark Subsidiaries for taxable periods ended on or after December 31, 2013 that have been or are currently the subject of audit. Except as set forth on Landmark Disclosure Schedule 2.08, neither Landmark nor any of the Landmark Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect.

(e)
No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of Landmark are pending with respect to Landmark. Landmark has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where Landmark has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Landmark.

(f)
Landmark is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the IRC. None of Landmark or any of the Landmark Subsidiaries has been a member of a Relevant Group other than a Relevant Group of which Landmark is the parent.

(g)
None of Landmark or any of the Landmark Subsidiaries has agreed to, nor are any required to, make any adjustment under Section 481(a) of the IRC. None of Landmark or any Landmark Subsidiary has been the “distributing corporation” or the “controlled corporation” with respect to a transaction described in Section 355 of the IRC within the five (5) year period ending as of the date of this Agreement. None of Landmark nor any of the Landmark Subsidiaries is subject to a private ruling from or agreement with any Taxing Authority. Landmark has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the IRC. None of Landmark or any of the Landmark Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.
(h)
Except as set forth on Landmark Disclosure Schedule 2.08(h), none of Landmark or any of the Landmark Subsidiaries is a party to an agreement the principal purpose of which is Tax allocation or sharing. None of Landmark or any Landmark Subsidiary has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), other than as a result of being a member of a Relevant Group of which Landmark is the parent, or as a transferee or successor, by contract or otherwise.

(i)
None of Landmark or any of the Landmark Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) intercompany transactions or excess loss accounts described in the Treasury Regulations under Section 1502 of the IRC (or any similar provision of state, local, or foreign Tax law) or (iv) cancellation of indebtedness arising on or prior to the Closing Date.

(j)	No bad debt reserve of Landmark or any of the Landmark Subsidiaries must be recaptured for federal income Tax purposes as a result of the Merger.
Section 2.09 No Material Adverse Effect.  Landmark has not suffered any Material Adverse Effect since December 31, 2017. Since December 31, 2017, Landmark and the Landmark Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice.
Section 2.10 Contracts.
(a)
Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Landmark (i) none of Landmark nor any of the Landmark Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (ii) to the Knowledge of Landmark, none of the other parties to any such material contract, lease, license or other agreement or instrument (excluding instruments or agreements relating to Loans) is, with or without the lapse of time or giving of notice, or both, in breach or default in any material respect thereunder, and (iii) neither Landmark nor any of the Landmark Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument, whether as a termination or cancellation for convenience or for default of Landmark or any of the Landmark Subsidiaries.

(b)
Except as described in Landmark Disclosure Schedule 2.10, neither Landmark nor any Landmark Subsidiary is a party to or subject to: (i) any employment, consulting, termination or severance contract or arrangement in effect as of the date of this Agreement with any past or present officer, director or employee of Landmark or any Landmark Subsidiary or any other Person, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing, benefits, or similar arrangements for or with any past or present officers, directors or employees of Landmark or any Landmark Subsidiary or any other Person; (iii) any collective bargaining agreement with any labor union relating to employees of Landmark or any Landmark Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by Landmark or any Landmark Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Landmark or any Landmark Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, Federal Home Loan Bank advances, bankers acceptances and “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Fidelity; or (vi) any contract (other than this Agreement) limiting the freedom of any Landmark Subsidiary to engage in any type of banking or bank-related business permissible under law.
(c)
True and correct copies of agreements, plans, arrangements and instruments referred to in Section 2.10(a) and (b) have been delivered to Fidelity on or before the date hereof, are listed on Landmark Disclosure Schedule 2.10 and are in full force and effect on the date hereof and neither Landmark nor any Landmark Subsidiary (nor, to the Knowledge of Landmark, any other party to any such contract, plan, arrangement or instrument) has breached any provision of, or is in default in any respect under any term of, any such contract, plan, arrangement or instrument which breach or default has resulted in or is reasonably likely to result in a Material Adverse Effect with respect to Landmark. Except as set forth in Landmark Disclosure Schedule 2.10, no party to any material contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, plan, arrangement or instrument as a result of the transactions contemplated by this Agreement. Except as set forth in Landmark Disclosure Schedule 2.10, no employee (including any officer) of Landmark or any Landmark Subsidiary possess the right to terminate their employment as a result of the execution of this Agreement. Except as set forth in Landmark Disclosure Schedule 2.10, no plan, employment agreement, termination agreement, or similar agreement or arrangement to which Landmark or any Landmark Subsidiary is a party or under which Landmark or any Landmark Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it and continue to accrue future benefits thereunder. Except as set forth in Landmark Disclosure Schedule 2.10, no such agreement, plan or arrangement (i) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Landmark or any Landmark Subsidiary; (ii) provides for benefits which may cause the disallowance of a federal income tax deduction under IRC Section 280G; or (iii) requires Landmark or any Landmark Subsidiary to provide a benefit in the form of Landmark Common Stock or determined by reference to the value of Landmark Common Stock.

Section 2.11 Ownership of Property; Insurance Coverage.
(a)
Landmark and each of the Landmark Subsidiaries has, or will have as to property acquired after the date hereof, good and, as to real property, marketable title to all assets and properties owned by Landmark or any Landmark Subsidiary in the conduct of their businesses (“Owned Properties”), whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Landmark Regulatory Reports and in the Landmark Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure repurchase agreements and liabilities for borrowed money from a Federal Home Loan Bank, (ii) inter-bank credit facilities, or any transaction by a Landmark Subsidiary acting in a fiduciary capacity, (iii) those reflected in the notes to the Landmark Financials, (iv) statutory liens for amounts not yet delinquent or which are being contested in good faith, and (v) the items disclosed in Landmark Disclosure Schedule 2.11. Landmark and the Landmark Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Landmark and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Except as disclosed in Landmark Disclosure Schedule 2.11, such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in the notes to the Landmark Financials.

(b)
With respect to all agreements pursuant to which Landmark or any Landmark Subsidiary has purchased securities subject to an agreement to resell, if any, Landmark or such Landmark Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c)	A true and complete copy of each agreement pursuant to which Landmark or any of the Landmark Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”), has heretofore been delivered to Fidelity and all such Leases are listed on Landmark Disclosure Schedule 2.11(c). Assuming due authorization, execution and delivery by each Party thereto other than Landmark or a Landmark Subsidiary party thereto, as the case may be, each Lease is enforceable in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. Except as set forth on Landmark Disclosure Schedule 2.11(c), there is not under any such Lease any material existing default by Landmark or any of the Landmark Subsidiaries or, to the Knowledge of Landmark, any party thereto, or any event which with notice of lapse of time or both would constitute such a default. The consummation of the transactions this Agreement contemplates will not cause any default under the Leases, provided the consents and notices disclosed in Landmark Disclosure Schedule 2.06 have been obtained or made, except for any such default which would not, individually or in the aggregate, have a Material Adverse Effect on Landmark.
(d)
The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties”) constitute all of the real estate on which Landmark and the Landmark Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on Landmark.

(e)
A true and complete copy of each agreement pursuant to which Landmark or any of the Landmark Subsidiaries leases real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Leases”) has heretofore been delivered to Fidelity. Assuming the due authorization, execution and delivery by the counterparty thereto, each Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. To the Knowledge of Landmark, there are no existing defaults by the tenant under any Third Party Lease, and no event has occurred which with notice or lapse of time or both would constitute such a default or which individually or in the aggregate would have a Material Adverse Effect on Landmark.

(f)
Landmark and the Landmark Subsidiaries currently maintain insurance considered by Landmark to be reasonable for their respective operations and similar in scope and coverage to that maintained by other businesses similarly engaged. Neither Landmark nor any Landmark Subsidiary has received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Landmark or any Landmark Subsidiary under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last five (5) years Landmark has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.

Section 2.12 Legal Proceedings.  Except as set forth in Landmark Disclosure Schedule 2.12, neither Landmark nor any Landmark Subsidiary is a party to any, and there are no pending or, to the Knowledge of Landmark, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Landmark, any Landmark Subsidiary or any Landmark Subsidiary employee as an agent of Landmark or any Landmark Subsidiary, (ii) to which Landmark or any Landmark Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of Landmark to perform under this Agreement in any material respect. There is no judgment or order of any Governmental Entity or regulatory restriction other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon Landmark, any of the Landmark Subsidiaries or the assets of Landmark or any of the Landmark Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on Landmark.
Section 2.13 Compliance with Applicable Law.
(a)	Except as set forth on Landmark Disclosure Schedule 2.13, each of Landmark and each Landmark

Subsidiary is, and since January 1, 2015 has been, in compliance in all material respects with all, and is not in default in any material respect under any, applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its customers and employees, and neither Landmark nor any Landmark Subsidiary has received any written notice to the contrary since January 1, 2015.
(b)
Landmark and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them, including, without limitation, the Equal Credit Opportunity Act, the United States Foreign Corrupt Practices Act, the Fair Housing Act, the Community Reinvestment Act, Home Mortgage Disclosure Act, the USA PATRIOT Act, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O, applicable limits on loans to one borrower, and all other applicable fair lending laws and other laws relating to discriminatory business practice, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of its businesses or otherwise have a Material Adverse Effect on Landmark. Landmark and each Landmark Subsidiary is, in all material respects, in compliance with all COVID-19 Measures enacted in response to the COVID-19 pandemic, and have used commercially reasonable efforts to implement health and safety protocols at all worksites under the control of Landmark or any Landmark Subsidiary, consistent with guidance issued by applicable United States federal, state and local health authorities.

(c)
Except as set forth on Landmark Disclosure Schedule 2.13, since January 1, 2016, neither Landmark nor any Landmark Subsidiary has received any notification or communication from any Governmental Entity: (i) asserting that Landmark or any Landmark Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Entity enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Landmark or any Landmark Subsidiary; (iii) requiring or threatening to require Landmark or any Landmark Subsidiary, or indicating that Landmark or any Landmark Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of Landmark or any Landmark Subsidiary, including without limitation any restriction on the payment of dividends; (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Landmark or any Landmark Subsidiary, including without limitation any restriction on the payment of dividends; or (v) imposing any civil monetary penalties on Landmark, any Landmark Subsidiary, or any directors of Landmark (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither Landmark nor any Landmark Subsidiary is currently subject to any Regulatory Agreement.

Section 2.14 Employee and Director Benefit Plans.
(a)
Landmark has previously made available to Fidelity true and complete copies of all employee or director benefit plans which Landmark, Landmark Bank or any Landmark Subsidiary currently maintains, including but not limited to bonus plans; employee benefit plans within the meaning of ERISA Section 3(3); profit sharing plans; stock purchase plans; stock ownership plans; stock option plans; phantom stock plans; deferred compensation; supplemental income plans; supplemental executive retirement plans; termination agreements; employment agreements; annual, long term or other incentive plans; severance plans; reimbursement arrangements; policies and agreements; group insurance plans; vacation pay; sick leave; life insurance; retiree life insurance plans; short-term disability; long-term disability; and medical plans or arrangements; and all other benefit plans, policies, agreements and arrangements, all of which are set forth in Landmark Disclosure Schedule 2.14, maintained or contributed to for the benefit of the employees, former employees (including retired employees), directors, or former directors of Landmark, Landmark Bank or any Landmark Subsidiary and any beneficiaries thereof or other person, or with respect to which Landmark, Landmark Bank or any Landmark Subsidiary has or may have any obligation or liability, whether actual or contingent (the “Landmark Benefit Plans”), together with, as applicable, (i) the most recent actuarial (if any) and financial reports relating to those plans which constitute “qualified plans” under IRC Section 401(a), (ii) the most recent annual reports relating to such plans filed by them, respectively, with any government agency, (iii) all rulings and determination letters which pertain to any such plans, (iv) all contracts currently in force with third party administrators, actuaries, investment managers and other service providers to such plans, and (v) the non-discrimination testing results for the three (3) most recent plan years.

(b)
Neither Landmark, Landmark Bank, any Landmark Subsidiary nor any pension plan maintained by Landmark or any Landmark Subsidiary, has incurred, directly or indirectly, within the past six (6) years any liability under Title IV of ERISA (including to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any pension plan qualified under IRC Section 401(a) which liability has resulted in or is reasonably expected to result in a Material Adverse Effect with respect to Landmark, Landmark Bank, or Landmark Subsidiary, except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043 occurred with respect to any such pension plan. Except as set forth in Landmark Disclosure Schedule 2.14, with respect to each of such plans that is subject to Title IV of ERISA or any Landmark Benefit Plans, the fair market value of the assets under such plan exceeds the present value of the accrued benefits liability as of the end of the most recent plan year with respect to such plan calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such plan. There is not currently pending with the Pension Benefit Guaranty Corporation any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby) with respect to any plan subject to Title IV of ERISA and to which Landmark or any of its ERISA Affiliates has any liability. Landmark has not provided nor is required to provide security to any plan maintained by Landmark or any of its ERISA Affiliates to which the requirements of Section 412 of the IRC apply pursuant to Section 401(a)(29) of the IRC. Neither Landmark nor any of its ERISA Affiliates has incurred or is subject to any liability under ERISA Section 4201 for a complete or partial withdrawal from a multiemployer plan.

(c)
All Landmark Benefit Plans that are “employee benefit plans,” as defined in ERISA Section 3(3), comply and within the past six (6) years have complied in all material respects with (i) relevant provisions of ERISA and (ii) in the case of plans intended to qualify for favorable income tax treatment, provisions of the IRC. All Landmark Benefit Plans comply and have complied with and have been operated and administered in all material respects in accordance with their terms and with applicable law.

(d)
To the Knowledge of Landmark, no prohibited transaction (which shall mean any transaction prohibited by ERISA Section 406 and not exempt under ERISA Section 408 or any transaction prohibited under IRC Section 4975) has occurred within the past six (6) years with respect to any employee benefit plan maintained by Landmark or any of its ERISA Affiliates which would result in the imposition, directly or indirectly, of an excise tax under IRC Section 4975 or other penalty under ERISA or the IRC, which, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect with respect to Landmark.
(e)
Landmark and the Landmark Subsidiaries provide continuation coverage under existing group health plans for separating employees and “qualified beneficiaries” of covered employees (as defined in IRC Section 4980B(g)) in accordance with the provisions of IRC Section 4980B(f) or 40 P.S. § 756.2 et seq.

(f)
There are no current or pending or, to the Knowledge of Landmark, threatened audits or investigations by any governmental entity involving any Landmark Benefit Plan, and there are no current or pending or, to the Knowledge of Landmark, threatened claims (except for individual claims for benefits payable in the ordinary course of operation of the Landmark Benefit Plans), suits or proceedings involving any Landmark Benefit Plan and, to the Knowledge of Landmark, no set of circumstances exists which may reasonably be expected to give rise to any such audits, investigations, claims, suits or proceedings.

(g)	Landmark and Landmark Bank have not contributed to any “multiemployer plan” as defined in Section 3(37) of ERISA.
(h)
All contributions required to be made under the terms of any Landmark Benefit Plan have been timely made and all anticipated contributions and binding obligations are accrued monthly on Landmark’s consolidated financial statements to the extent required and in accordance with GAAP. Landmark has expensed and accrued as a liability the present value of future benefits in accordance with applicable laws and GAAP. To Landmark’s Knowledge, neither any pension plan nor any single-employer plan of Landmark nor an ERISA Affiliate has an “accumulated funding deficiency,” whether or not waived, within the meaning of Section 412 of the IRC or Section 302 of ERISA and neither Landmark nor an ERISA Affiliate has an outstanding funding waiver.

(i)
None of the execution of this Agreement, shareholder approval of this Agreement or consummation of the Merger will, except as set forth in Landmark Disclosure Schedule 2.14, (i) entitle any current or former employee, consultant or director of Landmark, Landmark Bank, or Landmark Subsidiary to severance pay or other payments or any increase in severance pay or other payments upon any termination of employment or otherwise after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable to or trigger any other material obligation pursuant to, any of the Landmark Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Landmark Benefit Plans or (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the IRC.

(j)
All required reports and descriptions, including but not limited to Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1 and summary plan descriptions, have been filed or distributed appropriately with respect to each Landmark Benefit Plan. All required Tax Returns with respect to each Landmark Benefit Plan have been made, and any Taxes due in connection with such filings have been paid.

(k)
Landmark does not maintain any Landmark Benefit Plan or other compensation program or arrangement under which payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the IRC and the regulations issued thereunder.

(l)
Except as set forth in Landmark Disclosure Schedule 2.14, to the Knowledge of Landmark, each Landmark Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the IRC complies or will comply in both form and operation with the requirements of Section 409A of the IRC.

Section 2.15 Labor Matters.  Landmark is not a party to nor is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Landmark the subject of a proceeding asserting that it has committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel Landmark to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the Knowledge of Landmark, threatened, nor is Landmark aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.
Section 2.16 Brokers, Finders and Financial Advisors.  Except for Landmark’s engagement of PNC FIG Advisory, part of PNC Capital Markets, LLC, in connection with the transactions contemplated by this Agreement, neither Landmark nor any Landmark Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or, except for its commitments disclosed in Landmark Disclosure Schedule 2.16, incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement, which has not been reflected in the Landmark Financials. Landmark Disclosure Schedule 2.16 shall contain as an exhibit the engagement letter between Landmark and PNC FIG Advisory, part of PNC Capital Markets, LLC.
Section 2.17 Environmental Matters.
(a)
Neither Landmark nor any Landmark Subsidiary, nor any properties owned or occupied by Landmark or any Landmark Subsidiary is or has been in violation of or liable under any Environmental Law which violation or liability, individually or in the aggregate, resulted in, or will result, in a Material Adverse Effect with respect to Landmark. There are no actions, suits, proceedings, or demands, claims or notices, including without limitation, demand letters or requests for information from any Governmental Entity, instituted or pending, or to the Knowledge of Landmark threatened or any investigation pending relating to the liability of Landmark or any Landmark Subsidiary with respect to any property owned or operated by Landmark or any Landmark Subsidiary under any Environmental Law.

(b)
(i) No property, now or formerly owned or operated by Landmark or any Landmark Subsidiary or on which Landmark or any Landmark Subsidiary holds or held a mortgage or other security interest or has foreclosed or taken a deed in lieu of foreclosure, has been listed or proposed for listing on the National Priority List (“NPL”) under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), is listed on the Comprehensive Environmental Response Compensation and Liabilities Information System (“CERCLIS”), or is listed or proposed to be listed on any state list similar to the NPL or the CERCLIS, or is the subject of federal, state or local enforcement actions or other investigations and (ii) no property, formerly owned or operated by Landmark or any Landmark Subsidiary or on which Landmark or any Landmark Subsidiary previously held a mortgage or other security interest, was, at the time Landmark or Landmark Bank owned, operated or held a mortgage or security interest was listed or proposed for listing on the NPL, was listed on the CERCLIS, or is listed or proposed to be listed on any state list similar to the NPL or the CERCLIS, or is the subject of federal, state or local enforcement actions or other investigations; in the case of each of (i) and (ii) which may lead to claims against Landmark or any Landmark Subsidiary for response costs, remedial work, investigation, damage to natural resources or for personal injury or property damage, including, but not limited to, claims under CERCLA, which would have a Material Adverse Effect.

(c)
(i) Landmark and the Landmark Subsidiaries are in compliance in all material respects with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by Landmark or any of the Landmark Subsidiaries, or on any property in which Landmark or any of the Landmark Subsidiaries has held a loan, security interest, lien, mortgage or a fiduciary or management role (“Landmark Loan Property”) that would reasonably be likely to result in a material Environmental Liability for Landmark or the Landmark Subsidiaries, (iii) no Contamination exists at any real property owned by a third party that would reasonably be likely to result in a material Environmental Liability for Landmark or the Landmark Subsidiaries, (iv) neither Landmark nor any of the Landmark Subsidiaries has received any written notice, demand letter, or claim alleging any material violation of, or liability under, any Environmental Law, (v) neither Landmark nor any of the Landmark Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be expected to result in a material Environmental Liability of Landmark or the Landmark Subsidiaries, (vi) there are no circumstances or conditions (including the presence of un-encapsulated friable asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving Landmark or any of the Landmark Subsidiaries, on any currently or formerly owned or operated property, or on any Landmark Loan Property, that could reasonably be expected to result in any material claims, liability or investigations against Landmark or any of the Landmark Subsidiaries, or result in any material restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law or materially and adversely affect the value of any Landmark Loan Property, and (vii) Landmark has listed in Landmark Disclosure Schedule 2.17 and delivered to Fidelity copies of all environmental reports or studies, sampling data, correspondence and filings in its possession relating to Landmark, the Landmark Subsidiaries and any Owned Properties, Leased Properties or Landmark Loan Property (except, in the case of any Landmark Loan Property, Phase I environmental site assessments which did not recommend the performance of a Phase II assessment), which were prepared in the last five (5) years, and, solely with respect to Landmark Loan Properties, are material to Landmark or Landmark Bank. Landmark and Landmark Bank have obtained all environmental audits, reports or studies required by law, regulation or Landmark’s or Landmark Bank’s policies and procedures.
Section 2.18 Allowance for Loan Losses.  The allowances for loan losses reflected, and to be reflected, in the Landmark Regulatory Reports and Landmark Financials, and shown, and to be shown, on the balance sheets contained in the Landmark Financials have been, and will be, adequate as of the respective dates, in accordance with the requirements of GAAP and all applicable regulatory criteria. Neither Landmark nor Landmark Bank has been notified in writing by any state or federal bank regulatory agency that Landmark’s reserves are inadequate or that the practices and policies of Landmark in establishing its reserves for the years ended December 31, 2020, December 31, 2019, and December 31, 2018, and in accounting for delinquent and classified assets, with respect to such periods, fail to comply with applicable accounting or regulatory requirements. At the date of the Agreement, Landmark’s and Landmark Bank’s respective allowance for loan losses are sufficient for their reasonably anticipated loan losses, are in compliance with the standards established by applicable Governmental Entities and are adequate under GAAP.
Section 2.19 Related Party Transactions.  Except as set forth in Landmark Disclosure Schedule 2.19, neither Landmark nor Landmark Bank is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of Landmark (except any Landmark Subsidiary); and all such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. Except as set forth in Landmark Disclosure Schedule 2.19, no loan or credit accommodation to any Affiliate of Landmark is presently in default or, during the three (3) year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Landmark nor Landmark Bank has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Landmark Bank is inappropriate.
Section 2.20 Loans.
(a)
Each loan reflected as an asset in the Landmark Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, in accordance with applicable law, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on Landmark.

(b)
Landmark Disclosure Schedule 2.20 sets forth a listing, as of December 31, 2020, by account, of: (i) all loans (including loan participations) of Landmark Bank or any other Landmark Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of Landmark Bank or any other Landmark Subsidiary which have been terminated by Landmark Bank or any other Landmark Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified Landmark Bank or any other Landmark Subsidiary during the past twelve months of, or has asserted against Landmark Bank or any other Landmark Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Landmark Bank, each borrower, customer or other party which has given Landmark Bank or any other Landmark Subsidiary any oral notification of, or orally asserted to or against Landmark Bank or any other Landmark Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Assets Especially Mentioned, “Substandard,” “Doubtful,” “Loss,” “Classified,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) where, during the past one (1) year, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms (except for reductions, extensions, modifications and amendments contained in the loan file, true and complete copies of which have been made available to Fidelity, and which such reductions, extensions, modifications and amendments do not constitute troubled debt restructurings, are in compliance with the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), and are otherwise in compliance with this Section 2.20), or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by Landmark Bank or any Landmark Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. All loans of Landmark Bank have been classified in accordance with the loan policies and procedures of Landmark Bank.
(c)
All loans receivable (including discounts) and accrued interest entered on the books of Landmark and the Landmark Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Landmark’s or the appropriate Landmark Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of Landmark and the Landmark Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Landmark or the appropriate Landmark Subsidiary free and clear of any and all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

(d)
The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e)
Landmark Disclosure Schedule 2.20 sets forth, as of December 31, 2020, a schedule of all executive officers and directors of Landmark who have outstanding loans from Landmark or Landmark Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f)	To the Knowledge of Landmark, no shares of Landmark Common Stock were purchased with the proceeds of a loan made by Landmark or any Landmark Subsidiary.
(g)
All loans owned by Landmark or any Landmark Subsidiary, or in which Landmark or any Landmark Subsidiary has an interest, comply in all material respects with applicable laws, including applicable usury statutes, underwriting and recordkeeping requirements and the truth in Leading Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures, Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(h)
Landmark and each Landmark Subsidiary hold the mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the loans secured by real property or are not material as to the collectability of such loans, and all loans owned by Landmark and each Landmark Subsidiary are with full recourse to the borrowers, and neither Landmark nor any Landmark Subsidiary has taken any action which would reasonably be likely to result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any loan. To the Knowledge of Landmark, all applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity.
(i)
Each outstanding loan participation sold by Landmark or any Landmark Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to Landmark or any Landmark Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation.

Section 2.21 Landmark Information.
(a)
The information relating to Landmark and Landmark Subsidiaries to be provided by Landmark in the Proxy Statement/Prospectus, the Registration Statement, any filing by Fidelity pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith (except for such portions thereof as relate only to Fidelity or the Fidelity Subsidiaries), will comply with the provisions of the Securities Act and the Exchange Act and rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading.

(b)
The information, relating to Landmark and Landmark’s Subsidiaries to be provided by Landmark for inclusion in the Applications will, at the time each such document is filed with any Bank Regulator and up to and including the dates of any required Regulatory Approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

Section 2.22 “Well Capitalized”. Landmark Bank is “well capitalized” and to Landmark’s Knowledge there has not been an event or occurrence since January 1, 2020 that could reasonably be expected to result in determination that Landmark Bank is not “well capitalized” as determined by the Bank Regulators.
Section 2.23 Investment Securities. Except as set forth on Landmark Disclosure Schedule 2.23, none of the investments reflected in the Landmark Financials under the headings “Securities Available for Sale” and “Securities Held to Maturity” are subject to any restrictions, whether contractual or statutory, that materially impairs the ability of Landmark to freely dispose of the investments at any time. All of the investments comply with applicable laws, rules and regulations except with respect to such violations of laws, rules and regulations as would not individually or in the aggregate have a Material Adverse Effect on Landmark.
Section 2.24 Equity Plans and Agreements. Neither Landmark nor any other Landmark Subsidiary, is party to any plan, agreement or arrangement under or pursuant to or in connection with which any Person is entitled to the issuance of any shares of any equity security of Landmark or any Landmark Subsidiary, or any option or warrant for any of the foregoing, or any other equity interest in Landmark or any other Landmark Subsidiary, present, contingent, vested, unvested or otherwise, other than the plans, agreements and other arrangements described in Landmark Disclosure Schedule 2.24.  Landmark Disclosure Schedule 2.24 sets forth, itemized by grant date, the number of specific class, series or other types of shares, interests, or other applicable unit to which each participant, director, officer, employee, recipient, transferee, grantee, or other person or entity may hereinafter be entitled.
Section 2.25 Tax Matters. At the date hereof, Landmark has not taken or agreed to take any action, and does not have any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC.

Section 2.26 Opinion of Financial Advisor. The Landmark board of directors has received an opinion, dated the date of this Agreement, from PNC FIG Advisory, part of PNC Capital Markets, LLC (which, if initially rendered verbally, will be confirmed in a written opinion, and which opinion has not been amended or rescinded as of the date of this Agreement) to the effect that, subject to the terms, conditions, and qualifications set forth therein, as of the date of such opinion, the Merger Consideration to be received by holders of Landmark Common Stock pursuant to this Agreement is fair, from a financial point of view, to such shareholders.
Section 2.27 Intellectual Property.
(a)
Landmark and each Landmark Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade or fictitious names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Landmark’s or each of the Landmark Subsidiaries’ business, and neither Landmark nor any Landmark Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Landmark and each Landmark Subsidiary has performed all the material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To Landmark’s Knowledge, the conduct of the business of Landmark and each Landmark Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

(b)
At all times, (i) Landmark and each of the Landmark Subsidiaries have taken commercially reasonable actions to protect and maintain (A) all Landmark intellectual property and (B) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements, (ii) Landmark’s and the Landmark Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment and all associated documents (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Landmark in connection with its business and have not materially malfunctioned or failed within the past two (2) years, (iii) to Landmark’s Knowledge, no Person has gained unauthorized access to the IT Assets and (iv) Landmark has implemented commercially reasonable backup and disaster recovery technology consistent with industry practices.

(c)
Landmark Bank obtains its material data processing services, ATM and other information technology services exclusively through the contracts or agreements with the Persons described in Landmark Disclosure Schedule 2.27(c) (“DP Contracts”). A true and correct executed copy of each DP Contract, as in effect on the date hereof, has been made available to Fidelity. Other than the DP Contracts, Landmark has no agreement with any other Person for data processing, ATM or other technology services.

Section 2.28 Trust Accounts. Landmark Bank has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Landmark Bank has filed all Tax Returns required to be filed on behalf of all accounts for which it acts as a fiduciary. Neither Landmark Bank, nor any of their respective officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
Section 2.29 State Takeover Statutes. The adoption and approval by the board of Landmark of this Agreement, the Merger and the other transactions contemplated in this Agreement represent all the action necessary to render, inapplicable to this Agreement, the Merger and such other transactions, the provisions of any potentially applicable anti-takeover, control share, fair price, moratorium, interested shareholder or similar Law, and, to the extent applicable, the provisions of any potentially applicable articles of Landmark’s articles of incorporation.

Section 2.30 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. PATRIOT Act. Landmark Bank is in compliance in all material respects with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act and all regulations promulgated thereunder. Except as would not be material to Landmark Bank and the Landmark Bank Subsidiaries, taken as a whole, Landmark Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.
Section 2.31 Quality of Representations. Except for the representations and warranties contained in this Article II, neither Landmark, any Landmark Subsidiary nor any other Person on behalf of Landmark or any Landmark Subsidiary makes any other express or implied representation or warranty with respect to Landmark or any Landmark Subsidiary or with respect to any other information provided to Fidelity or any Fidelity Subsidiary in connection with the transactions contemplated hereunder. Neither Landmark, any Landmark Subsidiary nor any other Person will have or be subject to any liability or indemnification obligation to Fidelity or any Fidelity Subsidiary or any other Person resulting from the distribution to them, or their use of, any such information, including any information, documents, projections, forecasts of other material made available to them in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Article II. Fidelity, Acquisition Subsidiary and Fidelity Bank acknowledge that neither Landmark nor any Landmark Subsidiary makes any representations or warranties except for the representations and warranties contained in this Article II, and that they have not relied on any representation or warranty other than those set forth in this Article II.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF FIDELITY AND FIDELITY BANK
Fidelity and Fidelity Bank represent and warrant to Landmark and Landmark Bank that the statements contained in this Article III are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article III), except as set forth in the Fidelity Disclosure Schedule delivered by Fidelity and Fidelity Bank to Landmark and Landmark Bank on the date hereof or as amended, and except as to any representation or warranty which specifically relates to an earlier date. Fidelity and Fidelity Bank have made a good faith effort to ensure that the disclosure on each schedule of the Fidelity Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the Fidelity Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.
Section 3.01 Standard. No representation or warranty of Fidelity and Fidelity Bank contained in this Article III shall be deemed untrue or incorrect, and Fidelity and Fidelity Bank shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article III, has had or is reasonably expected to have a Material Adverse Effect; disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; provided, however, that the foregoing standard shall not apply to representations and warranties contained in Sections 3.02(a), 3.02(b), 3.02(c), 3.03(a), 3.03(b), 3.04 and 3.09, nor shall it apply to the representations and warranties contained in Section 3.12, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects.
Section 3.02 Organization.
(a)	Fidelity is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Fidelity is a bank holding company duly registered under the BHCA.

Fidelity has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Fidelity is not qualified or licensed to do business as a foreign corporation in any other jurisdiction and is not required to be so qualified or licensed as a result of the ownership or leasing of its property or conduct of its business, except where the failure to be so qualified would not have a Material Adverse Effect on Fidelity.
(b)
Fidelity Bank is a Pennsylvania state-chartered bank and trust company and is regulated by the FDIC and the PDS. Fidelity is duly organized and validly existing under the laws of the Commonwealth of Pennsylvania. Fidelity Bank has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it.

(c)
There are no Fidelity Subsidiaries other than Fidelity Bank, and those identified on Fidelity Disclosure Schedule 3.02. Each of Fidelity’s Subsidiaries (i) was duly organized, (ii) is validly existing and in good standing under the laws of its jurisdiction of organization, (iii) is duly licensed or qualified to do business in, and in good standing under the laws of, all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except as would not reasonably be expected to have a Material Adverse Effect on Fidelity or Fidelity Bank and (iv) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease its properties and assets and to carry on its business as now conducted, except for purposes of clause (iii) only, as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Fidelity. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of Fidelity, copies of which have been made available to Landmark, are true and correct copies of such documents as amended, supplemented, restated and/or otherwise modified and in effect on the date of this Agreement.

(d)
The respective minute books of Fidelity and Fidelity Bank and each other Fidelity Subsidiary accurately record, in all material respects, all corporate actions of their respective shareholders and boards of directors and trustees, (including committees) in each case in accordance with the normal business practice of Fidelity and each such Fidelity Subsidiary.

(e)
Prior to the date of this Agreement, Fidelity has delivered to Landmark true and correct copies of the articles of incorporation and bylaws of Fidelity and the articles of incorporation and bylaws of Fidelity Bank, each as in effect on the date hereof.

(f)	Fidelity Bank is a member in good standing of the Federal Home Loan Bank of Pittsburgh and owns the requisite amount of stock therein.
Section 3.03 Capitalization.
(a)
As of the date of this Agreement, the authorized capital stock of Fidelity consists of fifteen million (15,000,000) shares of without par value divided into (i) ten million (10,000,000) shares common stock, no par value (“Fidelity Common Stock”), of which four million nine hundred seventy seven thousand seven hundred fifty (4,977,750) shares are outstanding, validly issued, fully paid and nonassessable as of the date of this Agreement and free of preemptive rights and (ii) five million (5,000,000) shares of preferred stock, no par value, of which no shares are outstanding. There are no shares of Fidelity Common Stock held by Fidelity as treasury stock. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Fidelity’s shareholders may vote has been issued by Fidelity and are outstanding. Except as disclosed in Fidelity Disclosure Schedule 3.03(a), neither Fidelity nor any Fidelity Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Fidelity Common Stock, or any other security of Fidelity or any securities representing the right to vote, purchase or otherwise receive any shares of Fidelity Common Stock or any other security of Fidelity.

(b)	The authorized capital stock of Fidelity Bank consists of five million (5,000,000) shares of common stock, par value of $1.5625 per share (“Fidelity Bank Common Stock”), of which five million

(5,000,000) shares are outstanding, validly issued, fully paid, nonassessable, and free of preemptive rights and owned by Fidelity. Except as set forth on Fidelity Disclosure Schedule 3.03, neither Fidelity Bank nor any Fidelity Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of the capital stock of any Fidelity Subsidiary or any other security of any Fidelity Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of the capital stock or any other security of any Fidelity Subsidiary. Except as set forth in Fidelity Disclosure Schedule 3.03, Fidelity and Fidelity Bank owns all of the outstanding shares of capital stock of each Fidelity Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.
(c)
Except as set forth in Fidelity Disclosure Schedule 3.03, neither (i) Fidelity, nor (ii) any other Fidelity Subsidiary, owns any equity interest, directly or indirectly, other than treasury stock, in any other company or controls any other company, except for equity interests held in the investment portfolios of Fidelity, Fidelity Bank and Fidelity Subsidiaries, equity interests held by Fidelity Subsidiaries in a fiduciary capacity, and equity interests held in connection with the commercial loan activities of Fidelity Subsidiaries. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding and held by Fidelity or Fidelity Bank with respect to any other company’s capital stock or the equity of any other person.

Section 3.04 Authority; No Violation.
(a)
Fidelity has full corporate power and authority to execute and deliver this Agreement and subject to the receipt of the Regulatory Approvals, and, if required, the approval and adoption of this Agreement and the Merger by the affirmative vote required of shareholders pursuant to the PAC and Fidelity’s articles of incorporation and bylaws and NASDAQ Listing Agreement and Listing Rules (the “Fidelity Shareholder Approval”), to consummate the transactions contemplated hereby. Fidelity Bank has full corporate power and authority to execute and deliver the Bank Plan of Merger and, subject to the receipt of any required Regulatory Approvals, to consummate the Bank Merger. The execution and delivery of this Agreement by Fidelity and the completion by Fidelity of the transactions contemplated hereby have been duly and validly approved by the board of directors of Fidelity. Except for Fidelity Shareholder Approval as required under the PAC, Fidelity’s articles of incorporation and bylaws and NASDAQ Listing Agreement and Listing Rules, no other corporate proceedings on the part of Fidelity are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Fidelity and, subject to (i) Fidelity Shareholder Approval as required and under the PAC, and Fidelity’s articles of incorporation and bylaws and NASDAQ Listing Agreement and Listing Rules, (ii) approval and adoption by Fidelity as the sole shareholder of Fidelity Bank, (iii) the approval and adoption by Fidelity as the sole member of Acquisition Subsidiary, (iv) the receipt of the required approvals of Bank Regulators described in Section 3.04 hereof, (v) the due and valid execution and delivery of this Agreement by Landmark, (vi) the filing with the SEC of the Proxy Statement/Prospectus and the Registration Statement, and the declaration of effectiveness of the Registration Statement, (vii) the filing of a Statement of Merger with, and its acceptance for record by, the PDS pursuant to the ETL and the filings required by the PDB for the Bank Merger, (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Fidelity Common Stock pursuant to this Agreement, and (ix) approval of the listing on NASDAQ of such shares of Fidelity Common Stock issuable in the Merger, constitutes the valid and binding obligation of Fidelity enforceable against Fidelity in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

The Bank Plan of Merger, upon its execution and delivery by Fidelity Bank subject to the execution and delivery of the Bank Plan of Merger by Landmark Bank, will constitute the valid and binding obligation of Fidelity Bank, enforceable against Fidelity Bank in accordance with its terms, subject to the required approvals of Bank Regulators and subject to applicable conservatorship and receivership provisions of the FDIA, bankruptcy or insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)
The execution and delivery of this Agreement by Fidelity subject to, (i) the execution and delivery of the Bank Plan of Merger by Fidelity Bank, (ii) receipt of approvals from the Bank Regulators referred to in Section 3.04 hereof and Landmark’s and Fidelity’s compliance with any conditions contained therein, (iii) the completion of the transactions contemplated hereby, (iv) compliance by Fidelity with any of the terms or provisions hereof, and (v) making the filings listed in Section 3.04(a), will not (A) conflict with or result in a material breach of any provision of the articles of incorporation or other organizational document or bylaws of Fidelity or any Fidelity Subsidiary; (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Fidelity or any Fidelity Subsidiary or any of their respective properties or assets; or (C) except as set forth on Fidelity Disclosure Schedule 3.04, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Fidelity or any Fidelity Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which Fidelity or any Fidelity Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (C) above, for violations which, either individually or in the aggregate, will not have a Material Adverse Effect on Fidelity or any Fidelity Subsidiary.

Section 3.05 Consents. Except for (a) the consents, approvals, filings and registrations with any Governmental Entity and compliance with any conditions contained therein, (b) the approval and adoption of this Agreement by the sole member of Acquisition Subsidiary and by the Fidelity board of directors, (c) the approval and adoption of the Bank Plan of Merger by Fidelity as sole shareholder of Fidelity Bank under applicable law, and (d) except as disclosed in Fidelity Disclosure Schedule 3.05, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any third parties are necessary, or will be, in connection with (i) the execution and delivery of this Agreement by Fidelity, or the Bank Plan of Merger by Fidelity Bank, and (ii) the completion by Fidelity of the transactions contemplated hereby or by Fidelity Bank of the Bank Merger. As of the date hereof, Fidelity and Fidelity Bank have no reason to believe that (a) any required consents or approvals will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Fidelity or Fidelity Bank to complete the transactions contemplated by this Agreement or that (b) any public body or authority, the consent or approval of which is not required or any filing with which is not required, will object to the completion of the transactions contemplated by this Agreement.
Section 3.06 Regulatory Reports; Financial Statements; Undisclosed Liabilities.
(a)
Fidelity has previously made available to Landmark the Fidelity Regulatory Reports through September 30, 2020. Except as set forth on Fidelity Disclosure Schedule 3.06, the Fidelity Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices including but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators throughout the periods covered by such statements, and fairly present, or will fairly present in all material respects, the financial position, results of operations, and changes in shareholders’ equity of Fidelity or Fidelity Bank as the case may be, as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles including but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators applied on a consistent basis.

(b)
Fidelity has previously delivered to Landmark the Fidelity Financials as of the date hereof and will deliver all the Fidelity Financials after the date hereof. Except as set forth on Fidelity Disclosure Schedule 3.06, the Fidelity Financials have been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by such statements, except as noted therein, and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of Fidelity as of and for the periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis, except as noted therein and except as indicated in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

(c)	At the date of each balance sheet included in the Fidelity Financials or Fidelity Regulatory Reports,

neither Fidelity nor Fidelity Bank (as the case may be) had, or will have, any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Fidelity Financials or Fidelity Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or disclosed in a footnote thereto, except for liabilities, obligations or loss contingencies which are not material in the aggregate to Fidelity or which are incurred in the ordinary course of business, consistent with past practice, and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of footnotes.
(d)
Except as set forth on Fidelity Disclosure Schedule 3.06, the records, systems, controls, data and information of Fidelity and the Fidelity Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Fidelity or any Fidelity Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in this Section 3.06(d). Fidelity (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, as consistently applied to Fidelity, (ii) to the extent required by applicable law, has implemented and maintains disclosure controls and procedures to ensure that material information relating to Fidelity, including its consolidated Fidelity Subsidiaries, is made known to the chief executive officer and the controller of Fidelity by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Fidelity’s outside auditors and the audit committee of Fidelity’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Fidelity’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Fidelity’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Fidelity’s auditors and audit committee and a copy has previously been made available to Landmark.

(e)
Except as set forth in the Fidelity Disclosure Schedule 3.06, since December 31, 2017, each of Fidelity and the Fidelity Subsidiaries have timely filed all Fidelity Regulatory Reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that any of them were required to file with any Governmental Entity, and have timely paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any Governmental Entity with respect to any report or statement relating to any examinations of Fidelity or any of the Fidelity Subsidiaries. Fidelity has made available to Fidelity Bank the Fidelity Regulatory Reports and the Fidelity Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

(f)
Since December 31, 2017, (i) neither Fidelity nor any of the Fidelity Subsidiaries nor, to the Knowledge of Fidelity, Fidelity Bank, any director, officer, employee, auditor, accountant or representative of Fidelity or any of the Fidelity Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Fidelity or any of the Fidelity Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Fidelity or any of the Fidelity Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Fidelity or any of the Fidelity Subsidiaries, whether or not employed by Fidelity or any of the Fidelity Subsidiaries, has reported evidence of a material violation of law or regulation, breach of fiduciary duty or similar violation by Fidelity or Fidelity Bank, or any of their respective officers, directors, employees or agents to the boards of directors of Fidelity or Fidelity Bank or any committee thereof or to any director or officer of Fidelity or Fidelity Bank.

(g)
No agreement pursuant to which any loans or other assets have been or shall be sold by Fidelity or the Fidelity Subsidiaries entitle the buyer of such loans or other assets, unless there is a material breach of representation or covenant by Fidelity or the Fidelity Subsidiaries, to cause Fidelity or the Fidelity Subsidiaries to repurchase such loan or other assets or the buyer to pursue any other form of recourse against Fidelity or the Fidelity Subsidiaries, and there has been no agreement. The Fidelity Regulatory Reports have disclosed, since December 31, 2019, any cash, stock or other dividend or any other distribution with respect to the capital stock of Fidelity that has been declared, set aside or paid.
Section 3.07 Taxes.
(a)
All income and other material or material in the aggregate Tax Returns required to have been filed by Fidelity and the Fidelity Subsidiaries have been duly and timely filed (taking into account extensions of time to file), and each such Tax Return is true, correct and complete in all material respects. All income and other material Taxes due and payable by Fidelity and the Fidelity Subsidiaries (whether or not shown on any Tax Return) have been paid.

(b)
There is no action, audit, dispute or claim now pending or proposed or threatened in writing against Fidelity or any of the Fidelity Subsidiaries in respect of Taxes. Except as set forth in Fidelity Disclosure Schedule 3.07, neither Fidelity nor any of the Fidelity Subsidiaries is the beneficiary of any extension of time within which to file any income or other material Tax Return which Tax Return has not been filed. No written claim has been made by a Taxing Authority in the last five (5) years in a jurisdiction where any of Fidelity or the Fidelity Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of Fidelity with respect to Taxes other than for Taxes not yet due and payable.

(c)
Each of Fidelity and the Fidelity Subsidiaries has withheld and timely paid all Taxes required to have been withheld and paid and has complied with all information reporting and backup withholding requirements in all material respects.

(d)
Fidelity Disclosure Schedule 3.07 lists all Tax Returns filed by Fidelity or the Fidelity Subsidiaries for taxable periods ended on or after December 31, 2017 that have been or are currently the subject of audit. Except as set forth on Fidelity Disclosure Schedule 3.07, neither Fidelity nor any of the Fidelity Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect.

(e)
No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of Fidelity are pending with respect to Fidelity. Fidelity has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where Fidelity has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Fidelity.

Section 3.08 Legal Proceedings. Except as set forth in Fidelity Disclosure Schedule 3.08, neither Fidelity nor any Fidelity Subsidiary is a party to any, and there are no pending or, to the Knowledge of Fidelity, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or un-asserted), actions or governmental investigations or inquiries of any nature (i) against Fidelity, any Fidelity Subsidiary or any Fidelity Subsidiary employee as an agent of Fidelity or any Fidelity Subsidiary, (ii) to which Fidelity or any Fidelity Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of Fidelity to perform under this Agreement in any material respect. There is no judgment or order of any Governmental Entity or regulatory restriction other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon Fidelity, any of the Fidelity Subsidiaries or the assets of Fidelity or any of the Fidelity Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on Fidelity.
Section 3.09 No Material Adverse Effect. Except as set forth in Fidelity Disclosure Schedule 3.09, Fidelity has not suffered any Material Adverse Effect since December 31, 2019. Since December 31, 2019, Fidelity and the Fidelity Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice.
Section 3.10 Ownership of Property; Insurance Coverage.

(a)
Fidelity and each of the Fidelity Subsidiaries has, or will have as to property acquired after the date hereof, good and, as to real property, marketable title to all assets and properties owned by Fidelity or any Fidelity Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Fidelity Regulatory Reports and in the Fidelity Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure repurchase agreements and liabilities for borrowed money from a Federal Home Loan Bank, (ii) inter-bank credit facilities, or any transaction by a Fidelity Subsidiary acting in a fiduciary capacity, (iii) those reflected in the notes to the Fidelity Financials, (iv) statutory liens for amounts not yet delinquent or which are being contested in good faith, and (v) the items disclosed in Fidelity Disclosure Schedule 3.10. Fidelity and the Fidelity Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Fidelity and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Except as disclosed in Fidelity Disclosure Schedule 3.10, such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in the notes to the Fidelity Financials.

(b)
Fidelity and the Fidelity Subsidiaries currently maintain insurance considered by Fidelity to be reasonable for their respective operations and similar in scope and coverage to that maintained by other businesses similarly engaged. Neither Fidelity nor any Fidelity Subsidiary has received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Fidelity or any Fidelity Subsidiary under such policies.

Section 3.11 Compliance with Applicable Law.
(a)
Each of Fidelity and each Fidelity Subsidiary is, and since January 1, 2017 has been, in compliance in all material respects with all, and is not in default in any material respect under any, applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its customers and employees, and neither Fidelity nor any Fidelity Subsidiary has received any written notice to the contrary since January 1, 2017.

(b)
Fidelity and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them, including, without limitation, the Equal Credit Opportunity Act, the United States Foreign Corrupt Practices Act, the Fair Housing Act, the Community Reinvestment Act, Home Mortgage Disclosure Act, the USA PATRIOT Act, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Regulation O, applicable limits on loans to one borrower, and all other applicable fair lending laws and other laws relating to discriminatory business practice, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of its businesses or otherwise have a Material Adverse Effect on Fidelity.

(c)
Except as disclosed on Fidelity Disclosure Schedule 3.11, since January 1, 2017, neither Fidelity nor any Fidelity Subsidiary has received any notification or communication from any Governmental Entity (i) asserting that Fidelity or any Fidelity Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Entity enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Fidelity or any Fidelity Subsidiary; (iii) requiring or threatening to require Fidelity or any Fidelity Subsidiary, or indicating that Fidelity or any Fidelity Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of Fidelity or any Fidelity Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Fidelity or any Fidelity Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither Fidelity nor any Fidelity Subsidiary has consented to or entered into any Regulatory Agreement, except as disclosed on Fidelity Disclosure Schedule 3.11.
Section 3.12 Employee and Director Benefit Plans.
(a)
Fidelity Disclosure Schedule 3.12 sets forth all employee or director benefit plans which Fidelity, Fidelity Bank or any Fidelity Subsidiary currently maintains, including but not limited to bonus plans; employee benefit plans within the meaning of ERISA Section 3(3); profit sharing plans; stock purchase plans; stock ownership plans; stock option plans; phantom stock plans; deferred compensation; supplemental income plans; supplemental executive retirement plans; termination agreements; employment agreements; annual, long term or other incentive plans; severance plans; reimbursement arrangements; policies and agreements; group insurance plans; vacation pay; sick leave; life insurance; retiree life insurance plans; short-term disability; long-term disability; and medical plans or arrangements; and all other benefit plans, policies, agreements and arrangements, maintained or contributed to for the benefit of the employees, former employees (including retired employees), directors, or former directors of Fidelity, Fidelity Bank or any Fidelity Subsidiary and any beneficiaries thereof or other person, or with respect to which Fidelity, Fidelity Bank or any Fidelity Subsidiary has or may have any obligation or liability, whether actual or contingent (the “Fidelity Benefit Plans”).

(b)
Neither Fidelity, Fidelity Bank, any Fidelity Subsidiary nor any pension plan maintained by Fidelity or any Fidelity Subsidiary, has incurred, directly or indirectly, within the past six (6) years any liability under Title IV of ERISA (including to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any pension plan qualified under IRC Section 401(a) which liability has resulted in or is reasonably expected to result in a Material Adverse Effect with respect to Fidelity, Fidelity Bank, or any Fidelity Subsidiary, except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043 occurred with respect to any such pension plan. Except as set forth in Fidelity Disclosure Schedule 3.12, with respect to each of such plans that is subject to Title IV of ERISA or any Fidelity Benefit Plans, the fair market value of the assets under such plan exceeds the present value of the accrued benefits liability as of the end of the most recent plan year with respect to such plan calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such plan. There is not currently pending with the Pension Benefit Guaranty Corporation any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby) with respect to any plan subject to Title IV of ERISA and to which Fidelity or any of its ERISA Affiliates has any liability. Fidelity has not provided nor is required to provide security to any plan maintained by Fidelity or any of its ERISA Affiliates to which the requirements of Section 412 of the IRC apply pursuant to Section 401(a)(29) of the IRC. Neither Fidelity nor any of its ERISA Affiliates has incurred or is subject to any liability under ERISA Section 4201 for a complete or partial withdrawal from a multiemployer plan.

(c)
All Fidelity Benefit Plans that are “employee benefit plans,” as defined in ERISA Section 3(3), comply and within the past six (6) years have complied in all material respects with (i) relevant provisions of ERISA and (ii) in the case of plans intended to qualify for favorable income tax treatment, provisions of the IRC. Except as set forth in Fidelity Disclosure Schedule 3.12, all Fidelity Benefit Plans comply and have complied with and have been operated and administered in all material respects in accordance with their terms and with applicable law.

(d)
To the Knowledge of Fidelity, no prohibited transaction (which shall mean any transaction prohibited by ERISA Section 406 and not exempt under ERISA Section 408 or any transaction prohibited under IRC Section 4975) has occurred within the past six (6) years with respect to any employee benefit plan maintained by Fidelity or any of its ERISA Affiliates which would result in the imposition, directly or indirectly, of an excise tax under IRC Section 4975 or other penalty under ERISA or the IRC, which, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect with respect to Fidelity.

(e)
Fidelity and the Fidelity Subsidiaries provide continuation coverage under existing group health plans for separating employees and “qualified beneficiaries” of covered employees (as defined in IRC Section 4980B(g)) in accordance with the provisions of IRC Section 4980B(f) or 40 P.S. § 756.2 et seq.

(f)
There are no current or pending or, to the Knowledge of Fidelity, threatened audits or investigations by any governmental entity involving any Fidelity Benefit Plan, and there are no current or pending or, to the Knowledge of Fidelity, threatened claims (except for individual claims for benefits payable in the ordinary course of operation of the Fidelity Benefit Plans), suits or proceedings involving any Fidelity Benefit Plan and, to the Knowledge of Fidelity, no set of circumstances exists which may reasonably be expected to give rise to any such audits, investigations, claims, suits or proceedings.

(g)	Fidelity has not contributed to any “multiemployer plan” as defined in Section 3(37) of ERISA.
(h)
All contributions required to be made under the terms of any Fidelity Benefit Plan have been timely made and all anticipated contributions and binding obligations are accrued monthly on Fidelity’s consolidated financial statements to the extent required and in accordance with GAAP. Fidelity has expensed and accrued as a liability the present value of future benefits in accordance with applicable laws and GAAP. To Fidelity’s Knowledge, neither any pension plan nor any single-employer plan of Fidelity nor an ERISA Affiliate has an “accumulated funding deficiency,” whether or not waived, within the meaning of Section 412 of the IRC or Section 302 of ERISA and neither Fidelity nor an ERISA Affiliate has an outstanding funding waiver.

Section 3.13 Labor Matters. Fidelity is not a party to nor is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Fidelity the subject of a proceeding asserting that it has committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel Fidelity to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the Knowledge of Fidelity, threatened, nor is Fidelity aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.
Section 3.14 Brokers, Finders and Financial Advisors. Except for Fidelity’s engagement of Janney Montgomery Scott LLC and Commonwealth Advisors, Inc. in connection with the transactions contemplated by this Agreement, neither Fidelity nor any Fidelity Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or, except for its commitments disclosed in Fidelity Disclosure Schedule 3.14, incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement, which has not been reflected in the Fidelity Financials. Fidelity Disclosure Schedule 3.14 shall contain as an exhibit the engagement letters.
Section 3.15 Environmental Matters.
(a)
Neither Fidelity nor any Fidelity Subsidiary, nor any properties owned or occupied by Fidelity or any Fidelity Subsidiary is or has been in violation of or liable under any Environmental Law which violation or liability, individually or in the aggregate, resulted in, or will result, in a Material Adverse Effect with respect to Fidelity. There are no actions, suits, proceedings, or demands, claims or notices, including without limitation, demand letters or requests for information from any Governmental Entity, instituted or pending, or to the Knowledge of Fidelity threatened or any investigation pending relating to the liability of Fidelity or any Fidelity Subsidiary with respect to any property owned or operated by Fidelity or any Fidelity Subsidiary under any Environmental Law.

(b)
No property, now or, to the Knowledge of Fidelity, formerly owned or operated by Fidelity or any Fidelity Subsidiary or on which Fidelity or any Fidelity Subsidiary holds or, to the Knowledge of Fidelity, held a mortgage or other security interest or has foreclosed or taken a deed in lieu of foreclosure, has been listed or proposed for listing on the NPL under CERCLA, is listed on the CERCLIS, or is listed or proposed to be listed on any state list similar to the NPL or the CERCLIS, or is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against Fidelity or any Fidelity Subsidiary for response costs, remedial work, investigation, damage to natural resources or for personal injury or property damage, including, but not limited to, claims under CERCLA, which would have a Material Adverse Effect.
(c)
(i) Fidelity and the Fidelity Subsidiaries are in compliance in all material respects with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds under any Environmental Law exists at any real property, including buildings or other structures, currently or formerly owned or operated by Fidelity or any of the Fidelity Subsidiaries, or on any property in which Fidelity or any of the Fidelity Subsidiaries has held a security interest, lien or a fiduciary or management role (“Fidelity Loan Property”) that would reasonably be likely to result in a material Environmental Liability for Fidelity or the Fidelity Subsidiaries, (iii) no Contamination exists at any real property owned by a third party that would reasonably be likely to result in a material Environmental Liability for Fidelity or the Fidelity Subsidiaries, (iv) neither Fidelity nor any of the Fidelity Subsidiaries has received any written notice, demand letter, or claim alleging any material violation of, or liability under, any Environmental Law, (v) neither Fidelity nor any of the Fidelity Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that would reasonably be expected to result in a material Environmental Liability of Fidelity or the Fidelity Subsidiaries, (vi) there are no circumstances or conditions (including the presence of un-encapsulated friable asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving Fidelity or any of the Fidelity Subsidiaries, on any currently or formerly owned or operated property, or any Fidelity Loan Property, that could reasonably be expected to result in any material claims, liability or investigations against Fidelity or any of the Fidelity Subsidiaries, or result in any material restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law or materially and adversely affect the value of any Fidelity Loan Property, and (vii) Fidelity has listed in Fidelity Disclosure Schedule 3.15 and made available to Fidelity copies of all environmental reports or studies, sampling data, correspondence and filings in its possession relating to Fidelity, the Fidelity Subsidiaries and any owned properties, leased properties or Fidelity Loan Property, which were prepared in the last five (5) years, and, solely with respect to Fidelity Loan Properties, are material to Fidelity.

Section 3.16 Related Party Transactions. Neither Fidelity nor any Fidelity Subsidiary is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of Fidelity (except any Fidelity Subsidiary), except transactions (a) made in the ordinary course of business, (b) made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) not involving more than the normal risk of collectability or present other unfavorable features.
Section 3.17 Loans.
(a)
Each loan reflected as an asset in the Fidelity Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on Fidelity.

(b)
The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(c)
All loans owned by Fidelity or any Fidelity Subsidiary, or in which Fidelity or any Fidelity Subsidiary has an interest, comply in all material respects with applicable laws, including applicable usury statutes, underwriting and recordkeeping requirements and the truth in Leading Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures, Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Section 3.18 Deposit Liabilities.
(a)
The Deposit Liabilities of Fidelity Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due and Fidelity Bank is authorized to hold the Deposit Liabilities. Except for such liens as set forth on the Fidelity Disclosure Schedule 3.18, the Deposit Liabilities of Fidelity Bank are not subject to any lien, including without limitation any liens in favor of Fidelity Bank and are not, as of the close of business on the Closing Date, subject to court order, legal restraint, automatic stay in bankruptcy, other legal process or stop payment orders.

(b)
All of the Deposit Liabilities of Fidelity Bank have been administered and originated, in compliance in all material respects with the documents governing the relevant type of deposit account and all applicable laws and regulations. The Deposit Liabilities of Fidelity Bank were opened, extended or made, and have been maintained, in accordance with all applicable federal and state laws, regulations, rules and orders, and has been operated in compliance with Fidelity Bank’s policies and procedures. No Deposit Liabilities of Fidelity Bank are maintained by a “money service business” within the meaning of regulations promulgated under the USA PATRIOT Act. None of the Deposit Liabilities of Fidelity Bank account holders are on the list of Specially Designated Nationals or Blocked Persons of the Office of Foreign Assets Control.

(c)	Fidelity Bank has properly accrued interest on the Deposit Liabilities of Fidelity Bank and the records respecting the Deposit Liabilities accounts accurately reflect such accruals of interest.
(d)
None of the Deposit Liabilities of Fidelity Bank are “brokered deposits” within the meaning of the rules and regulations of the FDIC; none of the Deposit Liabilities of Fidelity Bank were obtained through the Certificate of Deposit Account Registry Service or similar reciprocal placement network or through an internet listing service. None of the Deposit Liabilities of Fidelity Bank are held by Federal, State, county or other municipal governments or governmental or quasi-governmental agencies or are subject to escheat.

(e)
With respect to the Deposit Liabilities of Fidelity Bank, Fidelity Bank is in material compliance with the law and Treasury Regulations relating to (i) obtaining from depositors of the Deposit Liabilities of Fidelity Bank executed IRS Forms W-8 and W-9 when appropriate and (ii) reporting of interest.

Section 3.19 Allowance for Loan Losses.  The allowances for loan losses reflected, and to be reflected, in the Fidelity Regulatory Reports and Fidelity Financials, and shown, and to be shown, on the balance sheets contained in the Fidelity Financials have been, and will be, adequate as of the respective dates, in accordance with the requirements of GAAP and all applicable regulatory criteria. Neither Fidelity nor Fidelity Bank has been notified in writing by any state or federal bank regulatory agency that Fidelity’s reserves are inadequate or that the practices and policies of Fidelity in establishing its reserves for the years ended December 31, 2020, December 31, 2019, and December 31, 2018, and in accounting for delinquent and classified assets, with respect to such periods, fail to comply with applicable accounting or regulatory requirements. At the date of the Agreement, Fidelity’s and Fidelity Bank’s respective allowance for loan losses are sufficient for their reasonably anticipated loan losses, are in compliance with the standards established by applicable Governmental Entities and are adequate under GAAP.
Section 3.20 Fidelity Information.
(a)
The information relating to Fidelity and Fidelity Subsidiaries to be provided by Fidelity in the Proxy Statement/Prospectus, the Registration Statement, any filing by Fidelity pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith (except for such portions thereof as relate only to Landmark or the Landmark Subsidiaries), will comply with the provisions of the Securities Act and the Exchange Act and rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading.

(b)	The information, relating to Fidelity and Fidelity’s Subsidiaries to be provided by Fidelity for inclusion in the Applications will, at the time each such document is filed with any Bank Regulator and up to and including the dates of any required Regulatory Approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.
Section 3.21 “Well Capitalized”. Fidelity Bank is “well capitalized” and to Fidelity’s Knowledge there has not been an event or occurrence since January 1, 2020 that could reasonably be expected to result in determination that Fidelity Bank is not “well capitalized” as determined by the Bank Regulators.
Section 3.22 Intellectual Property. (a) Fidelity and each Fidelity Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade or fictitious names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Fidelity’s or each of the Fidelity Subsidiaries’ business, and neither Fidelity nor any Fidelity Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Fidelity and each Fidelity Subsidiary has performed all the material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To Fidelity’s Knowledge, the conduct of the business of Fidelity and each Fidelity Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.
(b)(i) Fidelity and each of the Fidelity Subsidiaries utilize commercially reasonable actions to protect and maintain (A) all Fidelity intellectual property and (B) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements, (ii) Fidelity’s and the Fidelity Subsidiaries’ IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Fidelity in connection with its business and have not materially malfunctioned or failed within the past two (2) years, (iii) to Fidelity’s Knowledge, no Person has gained unauthorized access to the IT Assets and (iv) Fidelity has implemented commercially reasonable backup and disaster recovery technology consistent with industry practices.
Section 3.23 Merger Consideration. Fidelity, on a consolidated basis, now has and will have, at the Effective Time, available cash sufficient to pay the amounts required to be paid to Landmark shareholders pursuant to this Agreement and shares available and reserved to pay the Stock Consideration, upon consummation of the Merger. The shares of Fidelity Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.
Section 3.24 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. PATRIOT Act.  Fidelity Bank is in compliance in all material respects with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act and all regulations promulgated thereunder. Except as would not be material to Fidelity Bank and the Fidelity Bank Subsidiaries, taken as a whole, Fidelity Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (iii) has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.
Section 3.25 Tax Matters.  At the date hereof, Fidelity has not taken or agreed to take any action, and does not have any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC. Neither Fidelity, Fidelity Bank, nor any member of a Relevant Group, has any plan or intention to reacquire any of the Fidelity Common Stock issued in the Merger (except as may be reacquired in the course of Fidelity’s regular historic reacquisitions of Fidelity Common Stock). Fidelity plans to continue the historic business of Landmark and Landmark Bank.
Section 3.26 Opinion of Financial Advisor. The Fidelity board of directors has received an opinion, dated the date of this Agreement, from Janney Montgomery Scott LLC (which, if initially rendered verbally, will be confirmed in a written opinion, and which opinion has not been amended or rescinded as of the date of this Agreement) to the effect that, subject to the terms, conditions, and qualifications set forth therein, as of the date of such opinion, the Merger Consideration pursuant to the Merger is fair, from a financial point of view, to Fidelity.
Section 3.27 Securities Documents. The Securities Documents filed and to be filed by Fidelity under the Exchange Act at any time since December 31, 2018 comply with or will comply, at the time filed with the SEC, in all material respects, with the Exchange Act and all applicable rules and regulations of the SEC. None of the Securities Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Fidelity Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of Fidelity has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes Oxley Act. There are no outstanding comments from or unresolved issues raised by the SEC staff with respect to the Securities Documents.
Section 3.28 Acquisition Subsidiary Ownership. Fidelity, at all times prior to the Effective Time, shall be the sole member of Acquisition Subsidiary. Acquisition Subsidiary shall be classified as a business entity that is disregarded as an entity for federal income tax purposes under the IRC.
Section 3.29 Quality of Representations. Except for the representations and warranties contained in this Article III, neither Fidelity, any Fidelity Subsidiary nor any other Person on behalf of Fidelity or any Fidelity Subsidiary makes any other express or implied representation or warranty with respect to Fidelity or any Fidelity Subsidiary or with respect to any other information provided to Landmark or any Landmark Subsidiary in connection with the transactions contemplated hereunder. Neither Fidelity nor any other Person will have or be subject to any liability or indemnification obligation to Landmark or any Landmark Subsidiary or any other Person resulting from the distribution to them, or their use of, any such information, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Article III. Landmark and Landmark Bank acknowledge that neither Fidelity nor any Fidelity Subsidiary makes any representations or warranties except for the representations and warranties contained in this Article III, and that they have not relied on any representation or warranty other than those set forth in this Article III.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF ACQUISITION SUBSIDIARY
Acquisition Subsidiary herby represents and warrants to Landmark and Landmark Bank that:
Section 4.01 Organization. Acquisition Subsidiary is a limited liability company duly organized, validly existing and duly subsisting under the laws of the Commonwealth of Pennsylvania. All membership interests of Acquisition Subsidiary are validly issued, fully paid and non-assessable and are owned directly by Fidelity free and clear of any lien, charge or other encumbrance.
Section 4.02 Authority. Acquisition Subsidiary has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of the transactions described herein have been duly and validly authorized by all necessary corporate actions (including, without limitation, member action) in respect thereof on the part of Acquisition Subsidiary. This Agreement is a valid and binding obligation of Acquisition Subsidiary, enforceable against Acquisition Subsidiary in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency and other similar laws affecting creditor’s rights or general principles of equity.
Section 4.03 Approval. Fidelity, as sole member of Acquisition Subsidiary, has voted to approve this Agreement and the Merger.

Section 4.04 Quality of Representations. The representations made by Acquisition Subsidiary in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.
ARTICLE V
COVENANTS OF THE PARTIES
Section 5.01 Conduct of Landmark’s Business.
(a)
From the date of this Agreement to the Closing Date, Landmark and its Subsidiaries will conduct their business and engage in transactions, including extensions of credit, only in the ordinary course of business consistent with past practice and policies, except as otherwise required or contemplated by this Agreement or with the written consent of Fidelity (such written consent not to be unreasonably withheld, conditioned or delayed). Landmark will use its commercially reasonable efforts, and will cause each of its Subsidiaries to use its commercially reasonable efforts, to (i) preserve its business organizations intact, (ii) maintain good relationships with employees, and (iii) preserve the goodwill of its customers and others with whom business relationships exist.

(b)
From the date hereof to the Closing Date, except as otherwise consented to or approved by Fidelity in writing, which consent or approval consideration shall be undertaken and communicated by Fidelity in a commercially reasonable manner, or as permitted, or required, by this Agreement, Landmark will not, and will not permit any Subsidiary to:

(i)	amend or change any provision of its articles of incorporation or bylaws;
(ii)
sell or otherwise dispose of any capital stock, change the number of authorized, issued, or outstanding shares of its capital stock or issue any shares or securities, except for the exercise of Landmark Options outstanding on the date hereof as disclosed on Schedule 1.02(j).

(iii)
issue or grant any option, warrant, call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine or reclassify any shares of capital stock;

(iv)
declare, set aside or pay any dividend or other distribution in respect of capital stock or redeem or otherwise acquire any shares of capital stock, except (x) Landmark Bank may declare, set aside and pay dividends to Landmark only to the extent required to satisfy the financial requirements of clause (y) hereof; and (y) Landmark may pay a regular quarterly cash dividend not in excess of $0.08 per share;

(v)
except in connection with the payment of retention payments in accordance with the provisions of Section 5.24, grant any severance or termination pay or benefits to, or enter into any new, renew, change, modify or amend any offer, employment, consulting, severance, “change in control,” “change in control termination,” termination agreement, retention agreement, contract or other arrangement with any present or former officer, director, employee, independent contractor, consultant, agent or other Person associated with Landmark or any Landmark Subsidiary, or grant or increase any employee benefit, including discretionary or other incentive or bonus payments or discretionary or matching contributions to any deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, including phantom units, except as required under the terms of any Landmark Benefit Plan existing as of the date hereof and as disclosed on Landmark Disclosure Schedule 5.01(b)(v);

(vi)
increase the compensation of any employee, officer or director or pay any bonus to any director, officer, employee, independent contractor or consultant; provided, however, that Landmark or any Landmark Subsidiary may pay (x) as of or prior to the Effective Time, stay bonuses for noncontract employees to such persons and in such amounts as mutually agreed to with Fidelity, Acquisition Subsidiary, and Fidelity Bank; (y) after the date of this Agreement, salary or wage increases for noncontract employees not to exceed 2.0% in the aggregate; and (z) aggregate bonus payments (including formulaic incentive bonus payments, the discretionary portion of incentive bonuses and profit sharing, but not including 401(k) matching contributions not exceeding those made in connection with the prior year) not in excess of $120,000.00 in the aggregate.
(vii)
merge or consolidate any Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with the collection of any loan or credit arrangement; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office;

(viii)
sell, lease, license, mortgage or otherwise encumber or subject to any lien, or otherwise dispose of any of its properties or assets other than transactions (A) in the ordinary course of business consistent with past practice; (B) liens in favor of the Federal Home Loan Bank of Pittsburgh and the Federal Reserve Bank of Philadelphia; and (C) transactions involving investment securities that do not exceed $100,000.00 in the aggregate; or sell, transfer or otherwise dispose of all or any portion of interest in any Loan, other than residential mortgage loans originated for the purpose of sale consistent with past practice, without first offering such Loan or interest in a Loan for purchase to Fidelity on the same terms it would offer such Loan or interest in such Loan to a third party;

(ix)
take any action which would result in any of its representations and warranties set forth in this Agreement becoming untrue except as otherwise contemplated or permitted by this Agreement, or in any of the conditions set forth in Article VI hereof not being satisfied, except in each case as may be required by applicable law;

(x)	change any method, practice or principle of accounting or Tax accounting, except as may be required from time to time by any Governmental Entity or to comply with GAAP;
(xi)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which it or any Subsidiary is a party;
(xii)	implement any pension, retirement, profit sharing, bonus, incentive compensation, welfare benefit or similar plan or arrangement that was not in effect on the date of this Agreement;
(xiii)	materially amend any existing plan or arrangement, except in accordance with this Agreement or as required by law or regulation;
(xiv)
materially amend or otherwise modify the underwriting and other lending guidelines and policies in effect as of the date hereof or otherwise fail to conduct its lending activities in accordance with the law, rules and regulations of the applicable Bank Regulator and Landmark lending policy, except as otherwise required by the applicable Bank Regulator or pursuant to a Regulatory Agreement;

(xv)
enter into, renew, extend or modify any other transaction with any Affiliate, other than (i) deposit transactions in the ordinary course of business on terms no less favorable to Landmark Bank than the terms offered to similarly situated non-Affiliates, or (ii) loans or other extension of credit made in compliance with Regulation O;

(xvi)	change deposit or loan rates, other than in the ordinary course of business and except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace;
(xvii)
enter into any interest rate swap, floor or cap or similar commitment, agreement or arrangement; provided, however, that nothing contained herein shall be deemed to restrict the ability of Landmark Bank’s customers to participate in hedging transactions for their own account;

(xviii)
except for the execution of this Agreement and contracts existing as of the date of this Agreement and disclosed on Landmark Disclosure Schedule 5.01(b), take any action that would give rise to a right of a continuing payment to any individual under any agreement;

(xix)	make, change or revoke any material Tax election or enter into any material agreement or arrangement with respect to Taxes;
(xx)	enter into any non-loan or non-depository contract or agreement that the term or obligations of such contract or agreement would exceed the earlier of the Effective Time or June 30, 2021;
(xxi)
enter into, grant, approve or extend any loan, credit facility, line of credit, letter of credit or other extension of credit (“Loan”) (a) which would cause the loans to any borrower to exceed, in the aggregate, one million dollars ($1,000,000.00) or (b) which is not in accordance with applicable law, regulations, and Landmark Bank’s lending policies as in effect on the date hereof and in the ordinary course of business consistent with past practice; provided, however, that Landmark Bank shall be authorized to renew or to make reasonable modifications to any credit facility in excess of one million dollars ($1,000,000.00) which is outstanding as of the date of this Agreement and which is rated as “pass” or higher (such credit facility rating being unconditional and the credit facility not identified on any watch list), following reasonable notice to Fidelity Bank;

(xxii)
take any action or knowingly failing to take any action, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a reorganization with the meaning of Section 368(a) of IRC;

(xxiii)
incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person, other than Landmark or any Landmark Subsidiary, except for (A) borrowings having a maturity of not more than one year under existing credit facilities, (B) renewals, extensions or replacements of such existing credit facilities that (1) are incurred in the ordinary course of business consistent with past practice, (2) do not increase the aggregate amount available thereunder, (3) do not provide for any termination fees or pre-payment penalties, (4) do not contain any new provisions limiting or otherwise affecting the ability of Landmark or any of the Landmark Subsidiaries or successors from terminating or pre-paying such facilities, (5) relate to the issuance of Federal Home Loan Bank of Pittsburgh standby letters of credit in the ordinary course of Landmark Bank’s business with a maturity not to exceed one year, and (6) do not contain financial terms materially less advantageous than existing credit facilities, (C) ordinary advances and reimbursements to employees and endorsements of banking instruments made in the ordinary course of business consistent with past practice, (D) borrowings having maturities of less than one year from the Federal Home Loan Bank of Pittsburgh or Federal Reserve Bank of Philadelphia made in the ordinary course of business, and (E) borrowings from the Federal Reserve Bank of Philadelphia having a maximum maturity of five years, the proceeds of which are used to fund loans issued by Landmark Bank pursuant to the U.S. Small Business Administration Paycheck Protection Program established under the Coronavirus Aid, Relief, and Economic Security Act;

(xxiv)	make any capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries;
(xxv)	incur any capital expenditures in excess of $75,000.00 individually or $150,000.00 in the aggregate;
(xxvi)
pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount payable by Landmark or the Landmark Subsidiaries (taking into account applicable insurance) not in excess of $100,000.00 individually or $200,000.00 in the aggregate, and shall promptly (within three business days) inform Fidelity of any such resolution;
(xxvii)
issue any broadly distributed communication regarding the Merger to employees, including general communications relating to benefits and compensation, or customers without the prior review and written approval of Fidelity (which approval will not be unreasonably delayed or withheld);

(xxviii)
take any action that would be reasonably likely to materially impede or delay the ability of the Parties to obtain any necessary approvals of any Bank Regulator or other Governmental Entity required for the transactions this Agreement contemplates;

(xxix)	purchase any equity securities or purchase any debt securities other than in accordance with the investment policy of Landmark as in effect as of the date hereof, consistent with past practice;
(xxx)
convert the data processing and related information and/or accounting systems of Landmark or any of its Subsidiaries before the earlier of (i) the consummation of the Merger or (ii) the termination of this Agreement in accordance with its terms; or

(xxxi)	agree to do any of the foregoing.
Section 5.02 Conduct of Fidelity’s, Acquisition Subsidiary’s and Fidelity Bank’s Business. Except as expressly permitted by this Agreement or with the prior written approval of Landmark and Landmark Bank, which consent or approval consideration shall be undertaken and communicated by Landmark in a commercially reasonable manner, during the period from the date of this Agreement to the Effective Time, Fidelity shall not, and shall not permit any of its Subsidiaries to, (i) take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (ii) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied; (iii) take any action that would be reasonably expected to prevent, materially impede, materially impact or materially delay the ability of the parties to obtain any necessary approvals of any Governmental Entity required for the consummation of the transactions contemplated hereby; (iv) take any action or fail to take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect; (v) conduct its business other than in the ordinary and usual course consistent with past practice or fail to use its reasonable best efforts to maintain and preserve intact their business organizations, assets and employees and relationships with customers, suppliers, employees, and business associates; (vi) amend the articles of incorporation or bylaws of Fidelity in a manner that would materially and adversely affect the holders of Landmark Common Stock, or adversely affect the holders of Landmark Common Stock relative to other holders of Fidelity Common Stock; or (vii) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.02. If between the date of this Agreement and the Effective Time, Fidelity or any of its Subsidiaries shall agree to merge or consolidate itself or any of its Subsidiaries with any Person other than Landmark and Landmark Bank, Fidelity shall, prior to entering into any such agreement, provide not less than three days notice to Landmark.
Section 5.03 Access; Confidentiality.
(a)
From the date of this Agreement through the Closing Date, to the extent permitted by law, Landmark shall afford to, and shall cause each Landmark Subsidiary to afford to, Fidelity and its authorized agents and representatives, reasonable access to their respective properties, assets, books and records and personnel, at reasonable hours and after reasonable notice; and the officers of Landmark will furnish any person making such investigation on behalf of the other party with such financial and operating data and other information with respect to the businesses, properties, assets, books and records and personnel as the person making such investigation shall from time to time reasonably request.

(b)	Fidelity agrees to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of Landmark. Landmark shall not be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of customers, jeopardize any attorney-client privilege or similar privilege with respect to such information or contravene any law, rule, regulation, decree, order, fiduciary duty or agreement entered into prior to the date hereof.
(c)
Landmark shall promptly inform Fidelity upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any federal, state or local commission, agency or board relating to the alleged liability of Landmark or any Landmark Subsidiary under any labor or employment law, or related to any claims made by or threatened by any current or former employee or applicant, and Landmark shall promptly provide Fidelity with copies of such notices and related materials.

(d)
Landmark and Landmark Bank shall permit a representative of Fidelity to attend any meeting of their respective loan review or other loan committee as an observer; provided, however, that Landmark and Landmark Bank shall not be required to permit the Fidelity representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of Landmark or during any other matter that the respective Board of Directors or committee thereof has reasonably determined to be confidential with respect to Fidelity’s participation.

(e)
Except as specifically set forth herein, Landmark and Fidelity mutually agree to be bound by the terms of the Confidentiality Agreements previously executed by the parties hereto, which Confidentiality Agreements are hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreements shall continue in accordance with their terms, notwithstanding any termination of this Agreement.

Section 5.04 Regulatory Matters and Consents.
(a)
For the purposes of (x) registering Fidelity Common Stock to be offered to holders of Landmark Common Stock in connection with the Merger with the SEC under the Securities Act and (y) soliciting proxies for use at the Landmark shareholder meeting, Fidelity shall prepare the Registration Statement, and Fidelity and Landmark shall jointly draft and prepare a Proxy Statement/Prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act. Fidelity and Landmark shall obtain Landmark Financial Statements and Fidelity Financial Statements that meet the requirements of the Securities Act for use in the Registration Statement. The parties shall use their reasonable efforts to file the Registration Statement, including the Proxy Statement/Prospectus, with the SEC as soon as practicable after the date hereof. Fidelity and Landmark shall use their reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Landmark shall thereafter promptly mail the Proxy Statement/Prospectus to its shareholders. Fidelity and Landmark shall use commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and each party shall furnish all information concerning itself and the holders of its common stock as may be reasonably requested in connection with any such action.

(b)
Each party shall provide the other with any information concerning itself that the other may reasonably request in connection with the drafting and preparation of the Proxy Statement/Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other promptly copies of all correspondence between such party or any of their representatives and the SEC. No filing of the Registration Statement, including any amendment thereto shall be made without the parties each having the opportunity to review, comment on and revise the Registration Statement. Fidelity and Landmark agree to use commercially reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement/Prospectus and all required amendments and supplements thereto to be mailed to the holders of Landmark Common Stock entitled to vote at its shareholders meetings at the earliest practicable time.

(c)
Fidelity and Landmark shall promptly notify the other party if at any time it has Knowledge that the Proxy Statement/Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, the parties shall cooperate in the preparation of a supplement or amendment to such Proxy Statement/Prospectus that corrects such misstatement or omission, and Fidelity shall file an amended Registration Statement with the SEC, and the parties shall mail an amended Proxy Statement/Prospectus to their respective shareholders.

(d)
In addition to, and not by way of limitation of, the covenants of the parties set forth in this Section 5.04, the parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, publications and filings (the “Regulatory Materials”), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Fidelity and Landmark shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Fidelity and Landmark, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(e)
Notwithstanding anything to the contrary in Section 5.04(d), in no event shall Fidelity and Landmark be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any necessary permits, consents, approvals and authorizations of any Governmental Entities, that would reasonably be expected to have a Material Adverse Effect on Fidelity and Landmark (any of which, a “Materially Burdensome Regulatory Condition”).

(f)
Fidelity and Landmark will use their commercially reasonable best efforts to ensure that the information relating to Fidelity and Landmark that is provided by Fidelity and Landmark, as applicable, for inclusion in the Proxy Statement/Prospectus or in any Regulatory Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 5.05 Taking of Necessary Action. Fidelity and Landmark shall each use its reasonable best efforts in good faith, and each of them shall cause its Subsidiaries to use their reasonable best efforts in good faith, to take or cause to be taken all action necessary or desirable on its part so as to permit completion of the Merger as soon as practicable after the date hereof, including, without limitation, (a) obtaining the consent or approval of each Person whose consent or approval is required or desirable for consummation of the transactions contemplated hereby (including assignment of leases without any change in terms), provided that neither party or its Subsidiaries shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of the other party and (b) requesting the delivery of customary opinions, consents and letters from its counsel and independent auditors. No party hereto shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the Merger pursuant to this Agreement.
Section 5.06 Indemnification; Insurance.
(a)
Indemnification. For a period of six (6) years from and after the Effective Time, Fidelity shall, to the fullest extent permitted by law or statute (and except as may otherwise be limited by 12 CFR Part 359), indemnify each Person entitled to indemnification under the charter or bylaws of Landmark and/or Landmark Bank (each, an “Indemnified Party”) from and of Landmark and/or Landmark Bank against all indemnifiable liabilities arising out of actions or omissions occurring at or prior to the Effective Time; provided however, (i) Fidelity shall not be required to indemnify such Persons against civil monetary penalties, or fines, imposed or levied by any Bank Regulator, including but not limited to payments prohibited under 12 CFR Part 359, (ii) if the indemnified Person whose expenses are advanced provides an undertaking (in reasonably and customary form) to repay to Fidelity such advances if it is ultimately determined that such indemnified Person is not entitled to indemnification, Fidelity shall advance expenses to the fullest extent permitted in accordance with Landmark and/or Landmark Bank’s articles of incorporation and bylaws; and (iii) all rights to indemnification and advancement of expenses asserted within such six-year period shall continue until the final disposition of the underlying claim, action, suit, investigation or proceeding.

(b)
Insurance. Prior to the Effective Time, Fidelity shall make an application for and purchase, to the extent a policy can be obtained, a directors’ and officers’ liability insurance policy providing coverage amounts not less than the coverage amounts provided under the Landmark directors’ and officers’ liability insurance policy in effect as of the date of this Agreement and on terms generally no less favorable. Such policy shall cover persons who are currently covered by the Landmark insurance policies for a period of six (6) years from and after the Effective Time with respect to claims against the present and former directors and officers of Landmark or any Subsidiary of Landmark arising from facts or events which occurred at or before the Effective Time; provided, however, that Fidelity shall not be obligated to make annual premium payments for such six (6) year period which exceed 200% of the annual premium payment as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to procure such insurance coverage exceeds the Maximum Amount, Fidelity shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.

(c)
Prevailing Party. The rights of indemnification and advancement as provided by this Section 5.06 shall not be deemed exclusive of any other rights to which the Indemnified Party may at any time be entitled under the articles of incorporation or bylaws of Landmark and/or Landmark Bank or as provided in applicable law as in effect on the date hereof (subject to change as required by law), any agreement, a vote of shareholders, a resolution of directors of Landmark or Landmark Bank, or otherwise. In the event that an Indemnified Party, pursuant to this Section 5.06 seeks an adjudication of such Person’s rights under, or to recover damages for breach of, this Section 5.06 or to recover under any directors’ and officers’ liability insurance coverage maintained by Landmark or Fidelity, the indemnifying party shall pay on such Indemnified Party’s behalf any and all reasonable costs, expenses and fees (including reasonable attorneys’ fees) incurred by such Indemnified Party in such judicial adjudication, to the fullest extent permitted by law, but only to the extent that the Indemnified Party prevails in such judicial adjudication.

(d)
Assumption. In the event that at or after the Effective Time, Fidelity or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case the successors and assigns of such entity shall assume the obligations set forth in this Section 5.06.

Section 5.07 No Other Bids and Related Matters. So long as this Agreement remains in effect, Landmark shall not and shall not authorize or permit any of its directors, officers, employees agents, or shareholders to directly or indirectly (a) solicit, initiate or encourage any inquiries relating to, or the making of any proposal which relates to, an Acquisition Proposal, (b) recommend or endorse an Acquisition Proposal, (c) participate in any discussions or negotiations regarding an Acquisition Proposal, (d) provide any third party (other than the other parties to this Agreement or an Affiliate of such party) with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Proposal, or (e) enter into an agreement with any other party with respect to an Acquisition Proposal. Landmark will immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any parties other than Fidelity and the Fidelity Subsidiaries with respect to any of the foregoing, and will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in this sentence of the obligations undertaken in this Section 5.07. Landmark will notify Fidelity orally (within two days) and in writing (within five (5) days) if any inquiries or proposals relating to an Acquisition Proposal are received or any such negotiations or discussions are sought to be initiated or continued. Notwithstanding the foregoing, the board of directors of Landmark may respond to, in a manner it deems appropriate, recommend or endorse, participate in any discussions, provide any third party with nonpublic information, or enter into an agreement regarding, unsolicited inquiries relating to an Acquisition Proposal, in each case, if the Landmark Board of Directors shall have determined, in good faith after consultation with Landmark’s legal counsel and (as to financial matters) Landmark’s financial advisor, that the failure to do so would, or would reasonably likely, result in a breach of its fiduciary duties. Nothing contained in this Agreement shall prevent Landmark from complying with its obligation to pay the termination fee provided in Section 8.01.
Section 5.08 Duty to Advise; Duty to Update Disclosure Schedule. Each of Fidelity and Landmark shall promptly advise the other party of any change or event having or reasonably likely to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants set forth herein. Fidelity and Landmark shall each update its Disclosure Schedule as promptly as practicable after the occurrence of any event or fact which, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in such Disclosure Schedule. The delivery of such updated Disclosure Schedule shall not relieve either party from liability for any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Sections 6.01(c) or 6.02(c).
Section 5.09 Current Information.
(a)
Ongoing Communications. During the period from the date of this Agreement to the Effective Time, Landmark and Fidelity shall, cause one or more of its designated representatives to confer on a weekly or such other basis with a representative of the other party, as mutually determined, regarding their respective representations to each other regarding their financial conditions, operations and business and matters relating to the completion of the transactions contemplated hereby. Not later than the third Tuesday after the end of each month, Landmark shall provide to Fidelity a Landmark Bank balance sheet and statement of operations, without related notes, and a Landmark general ledger for the immediately preceding month. As soon as reasonably available, but in no event more than thirty (30) days after the end of each calendar quarter ending after the date of this Agreement, Landmark will deliver to Fidelity its quarterly report, and, as soon as reasonably available, but in no event more than ninety (90) days after the end of each fiscal year, Landmark will deliver to Fidelity its annual report.

(b)
Board Minutes. Landmark shall provide to Fidelity a copy of the minutes (including supporting documentation and schedules) of any meeting of the board of directors or any Subsidiary, or any committee thereof, or any senior management committee, except to the extent the exclusion may be required for the board of directors to exercise its fiduciary duties under law or as may be required by applicable Bank Regulators, but in any event within fifteen (15) days of the meeting of such board or committee to which such minutes relate, except that with respect to any meeting held within fifteen (15) days of the Closing Date, such minutes shall be provided prior to the Closing Date.

(c)
During the period commencing on the date of this Agreement and ending at the Effective Time, Landmark, not later than the third Tuesday after the end of each calendar month, shall provide to Fidelity, in such electronic format as reasonably requested, investment, loan, deposit and borrowing information, in account and deposit level detail.

(d)
During the period commencing on the date of this Agreement and ending at the Effective Time, Landmark, not later than the third Tuesday after the end of each month, shall provide to Fidelity a written list of (i) all loans classified by it or any regulatory authority as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any other classification of similar import (ii) all commercial and mortgage loans classified as “non-accrual,” and (iii) all commercial loans classified as “in substance foreclosed.”

Section 5.10 Phase I Environmental Audit. Landmark shall permit Fidelity to the extent it so elects within one hundred twenty (120) days of the date of this Agreement, at its own expense, to cause a “Phase I Environmental Audit” to be performed at any physical location owned or occupied by Landmark or any of its Subsidiaries on the date hereof or any Landmark Loan Property. Landmark shall take commercially reasonable steps to assist Fidelity in conducting any such Phase I Environmental Audit. To the extent required by law, regulation, or by Landmark’s or Landmark Bank’s policies and procedures, Landmark and Landmark Bank shall obtain any environmental audit, report or study not previously obtained at Landmark’s or Landmark Bank’s expense.
Section 5.11 Shareholders Meeting.
(a)
Landmark shall promptly take all actions necessary to properly call, convene and hold a special meeting of its shareholders as soon as practicable after the date on which the Registration Statement containing the Proxy Statement/Prospectus is declared effective, to consider and vote upon a proposal to approve and adopt this Agreement and the transactions contemplated hereby. The Landmark board of directors will recommend that the shareholders of Landmark approve and adopt this Agreement and the transactions contemplated hereby and not withdraw, modify or change in any manner adverse to Fidelity hereto such favorable recommendation; provided, however, that the board of directors of Landmark may withdraw, modify or qualify such recommendation if it shall have determined, in good faith after consultation with Landmark’s legal counsel and (as to financial matters) Landmark’s financial adviser, that the failure to do so would, or would reasonably likely, result in a breach of its fiduciary duties and, in such event, may communicate the basis for its withdrawn, modified or qualified recommendation to its shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

(b)
Landmark may postpone or adjourn its shareholders meeting to the extent it reasonably believes is necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus is provided sufficiently in advance of a shareholder vote on this Agreement and the Merger.

Section 5.12 Public Announcements. Each of Fidelity and Landmark shall cooperate and shall cause its respective officers, directors, employees and agents to cooperate in good faith, consistent with their respective legal obligations, in the preparation and distribution of, and agree upon the form, substance and timing of, any press release related to this Agreement and the transactions contemplated hereby, and any other public disclosures related thereto, including without limitation, communications to shareholders and internal announcements and customer disclosures, but nothing contained herein shall prohibit either party from making any disclosure which its counsel deems necessary under applicable law.
Section 5.13 Maintenance of Insurance. From the date hereof until the Effective Time, Fidelity and Landmark shall maintain, and cause its respective Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business.
Section 5.14 Maintenance of Books and Records. From the date hereof until the Effective Time, Fidelity and Landmark shall maintain, and cause its respective Subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered in accordance with this Agreement.
Section 5.15 Taxes. Fidelity and Landmark shall file, or cause to be filed, all federal, state, and local Tax Returns required to be filed by them or its respective Subsidiaries on or before the date such returns are due (including any extensions) and shall pay or cause to be paid all Taxes shown to be due on such Tax Returns on or before the date such payment is due. All agreements or arrangements the principal purpose of which is Tax sharing or allocation among Landmark and its Subsidiaries, shall be terminated as of the Effective Time.
Section 5.16 Employee Benefits.

(a)
Fidelity or its Subsidiaries shall: (i) provide Landmark’s and Landmark Bank’s employees who become employees of Fidelity or its Subsidiaries credit for all years of service with Landmark or any of its Subsidiaries and predecessors, prior to the Effective Time, for the purpose of eligibility to participate and vesting in employee benefit plans of Fidelity or its Subsidiaries; and (ii) to the extent such information is provided to Fidelity by Landmark, cause to be credited any deductibles incurred by Landmark and Landmark Bank employees and their beneficiaries and dependents during the portion of the calendar year prior to their participation in the benefit plans of Fidelity after the Effective Time with the objective that there be no double counting during the year in which the Effective Time occurs of such deductible. Fidelity and its Subsidiaries agree to honor, or to cause to be honored, in accordance with their terms and to the extent allowed by law, all vested or accrued benefit obligations to, and contractual rights of Landmark’s current and former employees, including, without limitation, any benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event). At such time as employees of Landmark and the Landmark Subsidiaries become eligible to participate in the benefit plans of Fidelity, Fidelity shall, to the extent permitted by its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable benefit plans of Fidelity and (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Landmark Benefit Plan prior to the Effective Time. Landmark or its subsidiary shall ensure that all wages earned by Landmark employees, including accrued but unused paid time off (for example, accrued but unpaid vacation or other paid time off), is paid to its employees prior to the Effective Time and provide a summary of the same to Fidelity prior to Closing. Landmark or its Subsidiary shall amend, freeze, merge or terminate any Landmark Benefit Plan effective before the Effective Time at the request of Fidelity, provided any such action shall be in compliance with applicable laws and the terms of the applicable Landmark Benefit Plan. To protect health insurance continuation rights of any current and former employees of Landmark who may prefer to elect, or who otherwise continue to be entitled to COBRA continuation coverage as of the Effective Time, Landmark shall not terminate its health insurance plan without the prior review and approval of Fidelity.

(b)
To the extent Fidelity has not requested Landmark or its Subsidiary to amend, freeze, merge or terminate any of the Landmark Benefit Plans before the Effective Time, Fidelity agrees to assume and honor such benefit plans in accordance with their terms as of the Effective Time, it being understood that this shall not be construed to limit Fidelity or any of its Subsidiaries or Affiliates to thereafter amend, freeze, merge or terminate any of the Landmark Benefit Plans to the extent permitted by the applicable plan.

(c)
Nothing in this Section 5.16, express or implied shall require Fidelity to maintain any specific benefit plan of Landmark or to guarantee employment of any employee for any period of time after the Effective Time.

Section 5.17 System Conversion. Landmark shall perform and shall cause its officers and employees to perform all actions necessary and appropriate to permit a timely, orderly, and cost effective conversion of computer, data processing, core operations, and platform systems at the Effective Time or as soon as practicable thereafter, including but not limited to undertaking and performing team meetings, data mapping, preparation of test files, and payment of any and all reasonable upfront conversion fees or expenses, in connection therewith such amount shall be mutually agreed upon with Fidelity.
Section 5.18 Fidelity and Fidelity Bank Board.
(a)
Fidelity Board. No later than seven (7) days prior to the initial filing date of the Registration Statement by Fidelity with the SEC, Fidelity shall take all action necessary to (a) cause its board of directors to be increased by one member, effective as of the Effective Time, and (b) elect or appoint, effective as of the Effective Time, Paul C. Woelkers (the “Landmark Nominee”) to serve as a Class A director of Fidelity. Such Landmark Nominee shall have agreed to execute any consent required to be filed with the Registration Statement. On the Closing Date, the Landmark Nominee shall be appointed as a director of Fidelity, effective as of immediately following the Effective Time, to hold office until his successor is elected and qualified or otherwise in accordance with applicable law and Fidelity’s articles of incorporation and bylaws. If the Landmark Nominee initially named shall not be eligible to serve in accordance with this Section 5.18(a), chooses not to serve or is unable to serve, then Landmark and Fidelity shall mutually agree upon another Person who (a) meets the requirements of Fidelity’s articles of incorporation and bylaws, (b) meets the eligibility requirements for a director of Fidelity or requirements of any Regulatory Authority relating to Fidelity, (c) meets any NASDAQ listing and independence requirements, and (d) otherwise meets the requirements of this Section 5.18(a) to be the Landmark Nominee. Effective as of the Effective Time, Santo A. Insalaco shall be appointed as a Director Emeritus to serve in accordance with Fidelity’s bylaws.
(b)
Fidelity Bank Board. On the Closing Date, the Landmark Nominee, subject to (a) compliance with Fidelity Bank’s articles of incorporation and bylaws, (b) such Person meeting the eligibility requirements for a director of Fidelity Bank or any Regulatory Authority relating to Fidelity and Fidelity Bank, (c) approval of such Person by Fidelity (which approval will not otherwise be unreasonable withheld, determined in Fidelity’s discretion), and (d) such Person meeting any NASDAQ listing and independence requirements, shall be appointed as a director of Fidelity Bank, to hold office until his successor is elected and qualified or otherwise in accordance with applicable law, and Fidelity Bank’s articles of incorporation and bylaws.

Section 5.19 Severance. Fidelity shall and shall cause Fidelity Bank to use its best efforts to continue the employment of all current employees of Landmark and Landmark Bank in positions that will contribute to the successful performance of the combined organization. Provided such employee executes a customary form of release, Fidelity agrees to and agrees to cause Fidelity Bank to provide severance pay, as set forth below, to any active employee of Landmark or any Landmark Subsidiary whose employment is terminated within twelve (12) months of the Effective Time if (i) such employee’s position is eliminated or (ii) such employee is not offered or retained in comparable employment (i.e., a position of generally similar job description, responsibilities, and no less base pay) with Fidelity or any Fidelity Subsidiary, excluding any employee (a) who is being paid under an existing employment, change in control agreement, severance agreement, or other agreement, (b) whose employment is terminated for cause, or (c) who voluntarily leaves employment with Landmark or Landmark Bank or Fidelity Bank (“Eligible Employee”). A Landmark or Landmark Bank employee who is offered a position with Fidelity Bank which would require such employee to relocate such employee’s regular place of employment more than twenty-five (25) miles from his or her regular place of employment as of the Effective Time, who does not accept such offer of employment, shall be deemed to have been terminated and to be an Eligible Employee. Eligible Employees not subject to Landmark employment, change of control or severance plans or contracts shall receive severance equal to two (2) weeks’ pay for each full year of continuous service with a minimum severance benefit of four (4) weeks’ pay and a maximum severance benefit of twenty-six (26) weeks’ pay. Terminated employees will have the right to continue coverage under the respective group health plan in accordance with the terms of the plan and IRC 4980(f) or 40 P.S. § 756.2 et seq. During the severance payment term or until the employee is enrolled in another health plan, whichever occurs first, Fidelity or the Fidelity Subsidiaries will continue to pay the employer’s share of medical benefits that it pays for its employees generally, provided that any coverage period required under IRC 4980B or 40 P.S. § 756.2 shall run concurrently with the period that Fidelity or Fidelity’s Subsidiaries pays the employer’s share of health coverage.
Section 5.20 Regulatory Conditions. In the event of the imposition of any conditions, restrictions or requirements in connection with the regulatory approvals required by Section 6.01(d) that Fidelity reasonably determines would materially reduce the benefits of the Merger as provided in Section 6.01(d), Fidelity shall use its commercially reasonable best efforts to obtain the removal of any such condition, restriction or requirement and Landmark shall use its commercially reasonable best efforts to assist Fidelity in this regard.
Section 5.21 Affiliate Letters. Landmark shall use its best efforts to cause each person who may be deemed to be an Affiliate of Fidelity following the Merger, to execute and deliver to Fidelity as soon as practicable after the Date of this Agreement an Affiliate’s letter in the form attached hereto as Exhibit C.
Section 5.22 Dividends. After the date of this Agreement and prior to the Effective Time, Fidelity and Landmark shall coordinate with the other with respect to the declaration of any regular quarterly dividends in respect of Landmark Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Landmark Common Stock shall not receive two (2) dividends, or fail to receive one (1) dividend, for any quarter with respect to their shares of Landmark Common Stock and any shares of Fidelity Common Stock any such holder receives in exchange therefor in the Merger.

Section 5.23 Additional Agreements. In the case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including any merger between a Fidelity Subsidiary, on the one hand, and Landmark Subsidiary, on the other hand, or to vest Fidelity with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such action as may be reasonably requested by, and at the sole expense of Fidelity.
Section 5.24 Retention.  Fidelity and Landmark acknowledge that it may be appropriate to provide certain employees of Landmark Bank who will not be retained as employees of Fidelity or Fidelity Bank with an incentive, in the form of a “retention” or “stay” bonus, to remain in the employ of Landmark and/or Landmark Bank until the Effective Time or system conversion or such other time after the Effective Time or system conversion. Landmark shall adopt, in consultation with and approval of Fidelity, a retention plan in an amount not to exceed $250,000. Landmark and Fidelity shall mutually agree with respect to the identification of such employees and the timing and amount of the payment of any such retention bonus pursuant to this Section 5.24 as soon as practicable following the execution of this Agreement. Any retention plan shall include a release of claims against both Landmark and Fidelity and their respective affiliated entities. No such payment made or agreed to prior to the Effective Time shall be considered in determining whether there has been a Material Adverse Effect on Landmark.
Section 5.25 Conforming Accounting.  Upon written confirmation from Fidelity that all conditions to closing set forth in Article VI have been satisfied or waived, at the request of Fidelity, Landmark and Landmark Bank, as applicable, shall immediately prior to Closing establish and take such accruals and expenses as Fidelity reasonably shall request. In addition, prior to the Effective Time, at the request of Fidelity, Landmark shall (A) accrue and expense all expenses not previously reflected on the financial statements related to payment obligations under Landmark or Landmark Bank contractual obligations, including termination fees, deferred compensation plans, change in control plans, employment contracts and termination agreements and (B) pay any outstanding and unpaid penalties, fines, levies, or costs imposed, issued, levied, adjudicated, or pronounced against Landmark or Landmark Bank.
Section 5.26 Advisory Board. As of the Effective Time, all members of the Board of Directors of Landmark in office as of the Effective Time will be offered the opportunity to serve, for a period of no less than two (2) years, on the currently existing Luzerne County market advisory board, subject to such compensation, authority, and policies established by Fidelity Bank from time to time.
Section 5.27 Rule 16b-3. Prior to the Effective Time, Fidelity and Landmark shall take all steps as may be necessary or appropriate to cause the transaction contemplated by Article I and any other dispositions of equity securities of Landmark (including derivative securities) or acquisitions of equity securities of Fidelity in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.28 Year-End Audited Financial Statements. Landmark shall obtain and provide to Fidelity year-end audited financial statements (balance sheets, statements of income, statements of comprehensive income, statements of changes in shareholders’ equity, statements of cash flows, and related notes) for the year ended December 31, 2020 prepared in accordance with GAAP and containing no qualifications or limitations.
Section 5.29 NASDAQ Listing. Fidelity shall take all commercially reasonable actions necessary for the shares of Fidelity Common Stock to be issued to the holders of Landmark Common Stock upon consummation of the Merger to have been authorized for listing on NASDAQ, subject to official notice of issuance, provided Fidelity shall have used its reasonable best efforts to cause such authorization of listing on NASDAQ.
Section 5.30 Control. Nothing contained in this Agreement shall give either Fidelity or Landmark, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI
CONDITIONS
Section 6.01 Conditions to Obligations of Landmark under this Agreement. The obligations of Landmark and Landmark Bank hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Landmark and Landmark Bank pursuant to Section 8.03 hereof:
(a)
Approval by Shareholders. This Agreement shall have been approved and adopted by the shareholders of Landmark by such vote as is required by the ETL and Landmark’s articles of incorporation and bylaws.

(b)
Representations and Warranties. The representations and warranties of Fidelity set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement (except to the extent such representations and warranties speak as of an earlier date) and as of the Closing Date as though made on and as of the Closing Date. Landmark shall have received a certificate signed on behalf of Fidelity by the Chief Executive Officer and Chief Financial Officer of Fidelity to the foregoing effect.

(c)
Performance of Obligations of Fidelity, Acquisition Subsidiary and Fidelity Bank. Fidelity shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Landmark shall have received a certificate signed on behalf of Fidelity by the Chief Executive Officer and the Chief Financial Officer of Fidelity to the foregoing effect.

(d)
Approvals of Governmental Entities. Procurement by Landmark, Landmark Bank, Fidelity, Acquisition Subsidiary and Fidelity Bank of all requisite approvals and consents of all Governmental Entities and the expiration of the statutory waiting period or periods relating thereto for all requisite approvals and consents for the transactions contemplated hereby remain in full force and effect, and no such approval or consent shall have imposed any condition, restriction, or requirement which the board of directors of Landmark determines in good faith would individually or in the aggregate materially and adversely affect the business, operations, financial conditions, property or assets projected to be operated by the combined enterprise of Landmark, Fidelity, Landmark Bank, and Fidelity Bank.

(e)
No Injunction. There shall not be in effect any order, decree or injunction of a court of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the completion of either of the transactions contemplated hereby.

(f)
No Material Adverse Change. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent, or otherwise), operations, business prospects, liquidity, income or financial condition of Fidelity or the Fidelity Subsidiaries shall have occurred since the date of this Agreement, which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect with respect to Fidelity.

(g)
Tax Opinion. Landmark shall have received an opinion of Pillar Aught LLC, special tax counsel to Landmark, dated as of the Closing Date to the effect that the Merger constitutes a reorganization under Section 368(a) of the IRC. In rendering its opinion, such counsel may require and rely upon customary representations contained in certificates of officers of Landmark, Fidelity and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

(h)
Registration Statement. The Registration Statement shall be effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement and all approvals deemed necessary by Landmark’s counsel from state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(i)	NASDAQ Listing. The shares of Fidelity Common Stock to be issued in the Merger shall be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

(j)	Landmark Nominee. All requisite corporate action shall have been taken by Fidelity such that the Landmark Nominee can commence as a director of Fidelity immediately after the Effective Time.
Section 6.02 Conditions to Obligations of Fidelity under this Agreement. The obligations of Fidelity hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Fidelity pursuant to Section 8.03 hereof:
(a)
Approval by Shareholders. This Agreement shall have been approved and adopted by the shareholders of Landmark by such vote as is required by the ETL and Landmark’s articles of incorporation and bylaws.

(b)
Representations and Warranties. The representations and warranties of Landmark set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement (except to the extent such representations and warranties speak as of an earlier date) and as of the Closing Date as though made on and as of the Closing Date. Fidelity shall have received a certificate signed on behalf of Fidelity by the Chairman of the Board and Treasurer of Landmark to the foregoing effect.

(c)
Performance of Obligations of Landmark. Landmark shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Fidelity shall have received a certificate signed on behalf of Landmark by the Chairman of the Board and Treasurer of Landmark to the foregoing effect.

(d)
Approvals of Governmental Entities. Procurement by Fidelity, Acquisition Subsidiary, Fidelity Bank, Landmark and Landmark Bank of all requisite approvals and consents of all Governmental Entities, and the expiration of the statutory waiting period or periods relating thereto for the transactions contemplated hereby; all requisite approvals and consents for the transactions contemplated hereby remain in full force and effect; and no such approval or consent shall have imposed any condition, restriction, or requirement which the board of directors of Fidelity determines in good faith would individually or in the aggregate materially and adversely affect the economic or business benefits to Fidelity of the transactions contemplated hereby, the business or financial conditions of Fidelity on a consolidated basis, or the business presently operated by or projected to be operated by or business prospects of the combined enterprise of Landmark, Fidelity, Landmark Bank, Fidelity Bank, and any other Fidelity or Landmark Subsidiary.

(e)
No Injunction. There shall not be in effect any order, decree or injunction of a court of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the completion of either of the transactions contemplated hereby or individually or in the aggregate, materially and adversely affects the business, operations, financial conditions, property or assets projected to be operated by the combined enterprise of Landmark, Fidelity, Landmark Bank, and Fidelity Bank.

(f)
Third Party Consents. Fidelity and Fidelity Bank shall have received all consents and authorizations of any Persons, including landlords, that are necessary to permit the Merger be consummated without the violation of any material agreement, except to the extent that the failure to receive any such consent would not have a Material Adverse Effect on Fidelity.

(g)
No Material Adverse Change. No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent, or otherwise), operations, business prospects, liquidity, income or financial condition of Landmark or the Landmark Subsidiaries shall have occurred since the date of this Agreement, which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

(h)
Tax Opinion. Fidelity shall have received an opinion of Bybel Rutledge LLP, special counsel to Fidelity, dated as of the Closing Date, to the effect that the Merger constitutes a reorganization under Section 368(a) of the IRC. In rendering its opinion such counsel may require and rely upon customary representations contained in certificates of officers of Landmark, Fidelity, and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

(i)	Dissenting Shares. No more than five percent (5%) of the issued and outstanding shares of Landmark Common Stock shall be Dissenting Shares.
(j)
Penalties, Costs and Fines. No penalties, fines, levies or costs shall have been imposed, levied, issued against, or pronounced by any Bank Regulator upon Landmark, Landmark Bank or their directors or officers that has not been paid in full and all terms and conditions thereof satisfied.

(k)
Registration Statement. The Registration Statement shall be effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement and all approvals deemed necessary by Fidelity’s counsel from state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(l)
Affiliate Letter. Fidelity shall have received an Affiliate letter from the Landmark Nominee, which letter shall be in customary form and have such other provisions as Fidelity may reasonably require, in the form attached hereto as Exhibit C.

(m)	NASDAQ Listing. The shares of Fidelity Common Stock to be issued in the Merger shall be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

ARTICLE VII
TERMINATION
Section 7.01 Termination. This Agreement may be terminated on or at any time prior to the Closing Date:
(a)	By the mutual consent, in writing, of Fidelity and Landmark hereto if the Board of Directors of each party so determines by vote of the majority of its entire Board;
(b)	By Fidelity or Landmark:
(i)
If the Closing Date shall not have occurred on or before December 31, 2021, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respect its agreements set forth in this Agreement required to be performed or observed by such party on or before the Closing Date; or

(ii)
If either party has received a final un-appealable administrative order from a Governmental Entity whose approval or consent has been requested that such approval or consent will not be granted, or will not be granted absent the imposition of terms and conditions which would not permit satisfaction of the conditions set forth at Section 6.01 or 6.02 hereof, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respect its agreements set forth herein required to be performed or observed by such party on or before the Closing Date;

(c)
by Landmark in writing if Fidelity has, or by Fidelity in writing if Landmark has, breached (i) any covenant or undertaking contained herein or (ii) any representation or warranty contained herein, which in the case of a breach by Fidelity would have a Material Adverse Effect on Fidelity or in the case of a breach by Landmark would have a Material Adverse Effect on Landmark, in any case, if such breach has not been substantially cured by the earlier of thirty (30) days after the date on which written notice of such breach is given to the party committing such breach or the Effective Time unless on such date such breach no longer causes a Material Adverse Effect;

(d)
by either Fidelity or Landmark if the Landmark’s shareholder meeting shall have occurred and the Landmark’s shareholders shall have not approved and adopted this Agreement by the requisite vote; provided, however, that no termination right shall exist hereunder if prior to such shareholder vote the board of directors of Landmark shall have withdrawn, modified or changed in a manner adverse to Fidelity its approval or recommendation of this Agreement and the transactions contemplated thereby; or

(e)
by either Fidelity or Landmark if Landmark’s Board of Directors shall have determined in good faith after consultation with its legal and financial advisers, taking into account, all relevant factors, including, without limitation all legal, financial, regulatory and other aspects of an unsolicited Acquisition Proposal and the Person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, that failure to agree to or endorse the Acquisition Proposal and terminate this Agreement would, or would reasonably likely, result in a breach of its fiduciary duties under applicable law; provided however, that this Agreement may be terminated pursuant to this Section 7.01(e) only after the fifth business day following written notice to Fidelity (which notice shall specify the material terms and conditions of any such Acquisition Proposal, including the identity of the party making such Acquisition Proposal, and such notice shall also include a copy of the relevant proposed transaction agreements with the party making such Acquisition Proposal and other material documents) advising Fidelity that Landmark is prepared to accept such Acquisition Proposal (it being agreed that the delivery of such notice shall not entitle Landmark to terminate this Agreement pursuant to this Section 7.01(e) or any other provision of this Agreement) and only if (i) during such five (5) business day period, Landmark has caused its financial and legal advisors to negotiate with Fidelity in good faith (to the extent Fidelity chooses to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the board of directors of Landmark no longer believes it has to terminate this Agreement in order to comply with its fiduciary duties, and (ii) Landmark has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, after consultation with its financial and legal advisers, that it must enter into the Acquisition Proposal even after giving effect to the adjustments proposed by Fidelity and further provided that such termination shall not be effective until Landmark has paid the Landmark Termination Fee to Fidelity; or
(f)
by Landmark, if the Landmark board of directors so determines by a majority vote of its members, at any time during the five (5) business day period commencing with the Determination Date, (“Five Day Period”) if both of the following conditions are satisfied:

(i)	the Fidelity Ratio shall be less than 0.80; and
(ii)	the Fidelity Ratio shall be less than the number obtained by subtracting 0.20 from the Index Ratio;
subject to the following three sentences. If Landmark elects to exercise its termination right pursuant to this Section 7.01(f), it shall give prompt written notice to Fidelity; provided that such notice of election to terminate may be withdrawn at any time within the Five Day Period. During the five business day period commencing with its receipt of such notice, Fidelity shall have the option to increase the consideration to be received by the holders of Landmark Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Initial Fidelity Market Share Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Fidelity Determination Date Market Share Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Fidelity Ratio. If Fidelity so elects within such five business day period, it shall give prompt written notice to Landmark of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.01(f) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).
If Fidelity declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the Fidelity Common Stock shall be appropriately adjusted for the purposes of applying this Section 7.01(f).
For purposes of this Section 7.01(f), the following terms shall have the meanings indicated below:
“Determination Date” shall mean the seventh calendar day immediately preceding the Closing Date, or if such date is not a trading day, the last trading day immediately preceding such calendar day.
“Fidelity Determination Date Market Share Price” shall be Fidelity Market Share Price.
“Fidelity Market Share Price” shall be the arithmetic average of the closing per share prices of Fidelity Common Stock as quoted on NASDAQ for the 10 trading days for which closing prices are available immediately preceding and including the Determination Date.
“Fidelity Ratio” means the quotient obtained by dividing Fidelity Determination Date Market Share Price by the Initial Fidelity Market Share Price.
“Final Index Price” means the arithmetic average of the closing prices the KBW NASDAQ Bank Index for the 10 trading days for which closing prices are available immediately preceding and including the Determination Date.
“Index Ratio” means the quotient obtained by dividing the Final Index Price by the Initial Index Price.
“Initial Index Price” means $112.509.
“Initial Fidelity Market Share Price” means $55.031 per share.
Section 7.02 Effect of Termination. If this Agreement is terminated pursuant to Section 7.01 hereof, this Agreement shall forthwith become void (other than Section 5.03 and Section 8.01 hereof, which shall remain in full force and effect), and there shall be no further liability on the part of Fidelity or Landmark to the other, except for any liability arising out of any uncured willful material breach of any covenant or other agreement contained in this Agreement or any willful or fraudulent breach of a representation or warranty.

ARTICLE VIII
MISCELLANEOUS
Section 8.01 Expenses.
(a)
Except as set forth in Section 8.01(b) and (c), each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and legal counsel.

(b)
If (i) this Agreement is terminated by either party pursuant to Section 7.01(c), then the non-terminating party shall be liable to the other for actual out-of-pocket costs and expenses, including without limitation, the reasonable fees and expenses of financial consultants, accountants, and legal counsel, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder (“Expenses”); provided, however, liability of the non-terminating party for Expenses pursuant to this Section 8.01(b) shall not exceed Four Hundred Thousand Dollars ($400,000.00). Except in the event of a willful or fraudulent breach of a representation or covenant by the non-terminating party, the payment of Expenses shall constitute an exclusive remedy and upon delivery of such payment, the non-terminating party shall have no further obligations to the terminating party pursuant to the Agreement.

(c)
If Landmark fails to complete the Merger after the occurrence of one of the following events, and Fidelity shall not be in material breach of this Agreement, Landmark shall within one (1) business day of the event, pay Fidelity by wire transfer of immediately available funds a fee of $1,750,000 (the “Landmark Termination Fee”):

(i)	Landmark terminates this Agreement pursuant to Section 7.01(e) hereof;
(ii)
a Person or group (as that term is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than Fidelity, Fidelity Bank, or an Affiliate of Fidelity, enters into an agreement, letter of intent or memorandum of understanding with Landmark or any Landmark Subsidiary which relates to an Acquisition Proposal;

(iii)	Landmark authorizes, recommends or publicly proposes, or publicly announces an intention to authorize, recommend, or propose an agreement to enter into an Acquisition Proposal;
(iv)
the Landmark shareholders vote but fail to approve and adopt this Agreement at the Landmark meeting of shareholders or the Landmark meeting of shareholders is cancelled, if prior to the shareholder vote or cancellation:

(A)
the Landmark Board of Directors shall have recommended that the shareholders of Landmark approve or accept an Acquisition Proposal with any Person other than Fidelity, Acquisition Subsidiary, Fidelity Bank or an Affiliate of Fidelity; or

(B)	Landmark shall have materially breached its obligation under Section 5.11 by failing to call, give notice of, convene and hold the Landmark meeting of shareholders in accordance with Section 5.11;
And in the case of both (A) and (B), prior thereto, (1) there has been an announcement of an Acquisition Proposal by a person or group (as that term is defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), other than Fidelity, Fidelity Bank, or an Affiliate of Fidelity, and (2) in the instance where the Landmark shareholders meeting is held, such person or group shall have not withdrawn such Acquisition Proposal at least twenty (20) days prior to the Landmark shareholders meeting.
Section 8.02 Non-Survival. All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants, other than those covenants that by their terms are to be performed after the Effective Time, including without limitation the covenants set forth in Sections 1.02(c),(d),(e),(f),(g),(h),(i),(j),(k),(l),(m), 5.06, 5.07, 5.16 through 5.21, 5.24 and 8.01, hereof which shall survive the Merger, shall terminate at the Effective Time.
Section 8.03 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may (a) amend this Agreement,

(b) extend the time for the performance of any of the obligations or other acts of either party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Articles V and VI hereof or otherwise, provided that any amendment, extension or waiver granted or executed after shareholders of Landmark have approved this Agreement shall not modify either the amount or the form of the Merger Consideration to be provided hereby to holders of Landmark Common Stock upon consummation of the Merger or otherwise materially adversely affect the shareholders of Landmark or Fidelity without the approval of the shareholders who would be so affected. This Agreement may not be amended except by an instrument in writing authorized by the respective boards of directors of Fidelity and Landmark and signed, by duly authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 8.04 Entire Agreement. This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. This Agreement supersedes all prior arrangements and understandings between the parties, both written and oral, with respect to its subject matter. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors; provided, however, that nothing in this Agreement, expressed or implied, except for Section 5.06 is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities.
Section 8.05 No Assignment. Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.
Section 8.06 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by prepaid registered or certified mail (return receipt requested) addressed as follows:
(a)	If to Fidelity, Fidelity Bank, or Acquisition Subsidiary to:
Fidelity D & D Bancorp, Inc.
101 North Blakely Street
Dunmore, PA 18512

Attention:	Daniel J. Santaniello, President and Chief Executive Officer
Telecopy No.:
E-mail:	Dan.Santaniello@fddbank.com

With copy to:

Bybel Rutledge LLP
1017 Mumma Road, Suite 302
Lemoyne, PA 17043

Attention:	Erik Gerhard, Esquire
Telecopy No.:	717-731-8205
E-mail:	gerhard@bybelrutledge.com
(b)	If to Landmark or Landmark Bank, to:
Landmark Bancorp, Inc.
2 South Main Street
Pittston, PA 18640

Attention:	Santo A. Insalaco, Chairman of the Board

Telecopy No.:
E-mail:

With copy to:

Pillar Aught LLC
4201 E. Park Circle
Harrisburg, PA 17111

Attention: Kenneth J. Rollins, Esquire
Telecopy No.:	717-308-9633
E-mail:	krollins@pilleraught.com
Section 8.07 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.
Section 8.08 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Agreement shall become binding when one or more counterparts hereof individually or taken together, shall bear the signature of all the persons reflected hereon as the signatories. A facsimile, electronic, or similar reproduction of a signature by one or any of the undersigned shall be treated as an execution in writing for purposes of the execution of this Agreement.
Section 8.09 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party, and shall be enforced to the greatest extent permitted by law.
Section 8.10 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic internal law (without regard to its conflicts of law principles) of the Commonwealth of Pennsylvania except to the extent that the Federal laws of the United States of America shall apply and the exclusive jurisdiction and venue for any actions relating to this Agreement shall lie in the Lackawanna County Court of Common Pleas located in Scranton, Pennsylvania.
Section 8.11 Jury Trial Waiver. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, ACTION, PROCEEDING OR CLAIM OF ANY NATURE, IN LAW OR IN EQUITY, DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY DOCUMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11, AND (E) EACH PARTY HAS BEEN ADVISED THAT SUCH PARTY SHOULD SEEK THE ADVICE OF COUNSEL WITH RESPECT TO THE PROVISIONS OF THIS SECTION 8.11.
[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
ATTEST:	FIDELITY D & D BANCORP, INC.

/s/ Felicity Chee	BY:	/s/ Daniel J. Santaniello
Daniel J. Santaniello
President and Chief Executive Officer

ATTEST:		NEPA ACQUISITION SUBSIDIARY, LLC

/s/ Felicity Chee	BY:	/s/ Daniel J. Santaniello
Daniel J. Santaniello
Fidelity D & D Bancorp, Inc., Member

ATTEST:		THE FIDELITY DEPOSIT AND DISCOUNT BANK

/s/ Felicity Chee	BY:	/s/ Daniel J. Santaniello
Daniel J. Santaniello
President and Chief Executive Officer

ATTEST:		LANDMARK BANCORP, INC.

/s/ Richard A. Rose, Jr.	BY:	/s/ Santo A. Insalaco
Santo A. Insalaco
Chairman of the Board

ATTEST:		LANDMARK COMMUNITY BANK

/s/ Richard A. Rose, Jr.	BY:	/s/ Santo A. Insalaco
Santo A. Insalaco
Chairman of the Board
Signature Page to Agreement and Plan of Reorganization

Exhibit A
FORM OF LANDMARK BANCORP, INC.
LETTER AGREEMENT
February [ ], 2021
Fidelity D & D Bancorp, Inc.
101 North Blakely Street
Dunmore, 18512
Ladies and Gentlemen:
Fidelity D & D Bancorp, Inc. (“Fidelity”), NEPA Acquisition Subsidiary, LLC (“Acquisition Subsidiary”), The Fidelity Deposit and Discount Bank, Landmark Bancorp, Inc. (“Landmark”) and Landmark Community Bank (“Landmark Bank”) are entering into concurrently herewith an Agreement and Plan of Reorganization to be dated as of February 25, 2021 (the “Agreement”).
Pursuant to the proposed Agreement, whereby, among other things, and subject to the terms and conditions set forth therein, Landmark will merge with and into Acquisition Subsidiary, with Acquisition Subsidiary surviving the merger (the “Merger”).
Fidelity has requested, as a condition to its willingness to enter into the Agreement, that each of the undersigned, being a director or executive officer of Landmark, executes and delivers to Fidelity this Letter Agreement.
I understand that Fidelity is requiring, as an inducement to its execution and delivery to Landmark of the Agreement, that I execute and deliver to Fidelity this Letter Agreement.
The undersigned, solely in his or her individual capacity as a shareholder, (and not as a fiduciary, trustee, financial advisor, or advisor, including as a director or executive officer of Landmark), in order to induce Fidelity to execute and deliver to Landmark the Agreement, and intending to be legally bound, hereby irrevocably agrees as follows:
1.
I agree to be present (in person or by proxy) at all meetings of shareholders of Landmark called to vote for approval and adoption of the Agreement and the transactions contemplated thereby, so that all shares of Landmark common stock over which I have or exercise sole or shared voting power, including those held in a voting trust, individually or, to the extent of my proportionate interest, jointly with other persons, (collectively, my “Covered Shares”) will be counted for the purpose of determining the presence of a quorum at such meetings.

2.
I agree to vote, or cause to be voted, (a) for approval and adoption of the Agreement and the transactions contemplated thereby, and (b) against any action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the transaction contemplated in the Agreement, all Covered Shares over which I exercise voting power, and I will use my best efforts to cause all Covered Shares over which I share voting power, including those held in a voting trust jointly with other persons, to be voted for in the same manner.

3.	I hereby revoke any and all previous proxies granted with respect to the Covered Shares.
4.
Through the earlier of (a) the receipt of the requisite approval and adoption of the Agreement and the transactions contemplated thereby by the shareholders of Landmark, or (b) termination of the Agreement in accordance with its terms, I agree not to directly or indirectly offer, sell, transfer or otherwise dispose of any Covered Shares; provided, however, that I may make a bona fide gift of shares or transfer of shares for estate planning or similar purposes prior to that date as long as the recipient agrees to vote such shares for approval and adoption of the Agreement and agrees, in writing, to be bound by all the terms hereof as if an original signatory hereto.

5.
I hereby agree that any shares of Landmark common stock or other voting securities of Landmark with respect to which beneficial ownership is acquired by the undersigned, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Landmark common stock or upon exercise or conversion of any securities of Landmark, if any, after the date hereof shall automatically become subject to the terms of this Letter Agreement.

6.
I hereby represent that I own of record or beneficially, good and valid title to the Covered Shares free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as expressly disclosed herein.

7.
Fidelity recognizes that, with respect to any Covered Shares which have been pledged to a third party (as specifically identified below), I may not be able to control the voting or disposition of such shares if contrary to the terms of such pledge, and that any act or failure to act on my part which is required by such pledge shall not be deemed a violation hereof.

8.
I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

9.
Irreparable damage would occur in the event any of the provisions of this Letter Agreement are not performed in accordance with the terms hereof, and therefore Fidelity shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity to which it may be entitled.

The agreements contained in this Letter Agreement shall apply to me solely in my capacity as a shareholder of Landmark, and no agreement contained in this Letter Agreement shall apply to me in my capacity as a director, officer or employee of Landmark or Landmark Bank. In addition, nothing contained in this Letter Agreement shall be deemed to apply to, or limit in any manner, my obligations to comply with my fiduciary duties as an officer or director, as applicable, of Landmark or Landmark Bank.
This Letter Agreement shall be effective upon acceptance by Fidelity. Nothing herein shall be deemed to vest in Fidelity any direct or indirect ownership or incidence of ownership of or with respect to any shares of common stock of Landmark.
If any term or provision of this Letter Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Letter Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, Fidelity and the undersigned shall negotiate in good faith to modify this Letter Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
The undersigned agrees that, in the event of his or her breach of this Letter Agreement, Fidelity shall be entitled to such remedies and relief against the undersigned as are available at law or in equity. The undersigned acknowledges that there is not an adequate remedy at law to compensate Fidelity for a violation of this Letter Agreement, and irrevocably waives, to the extent permitted by law, any defense that he or she might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief. The undersigned agrees to the granting of injunctive relief without the posting of any bond or other securities and further agrees that, if any bond or other securities shall be required, such bond or other securities shall be in a nominal amount.
This Letter Agreement shall terminate concurrently with, and be of no further force and effect concurrently with, and automatically upon the earlier to occur of (a) the consummation of the Merger, or (b) any termination of the Agreement in accordance with its terms, except that any such termination shall be without prejudice to Fidelity’s rights arising out of any willful breach of any covenant or representation contained herein.
This Letter Agreement shall be effective upon acceptance by Fidelity and may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Letter Agreement.
[Signature Page Follows]

The undersigned intends to be legally bound hereby.
Sincerely,

Name

Title
Number of pledged Covered Shares (if any):
Accepted:
FIDELITY D & D BANCORP, INC.

BY:
Daniel J. Santaniello President and Chief Executive Officer

Exhibit B
FORM OF
BANK PLAN OF MERGER

between

THE FIDELITY DEPOSIT AND DISCOUNT BANK

and

LANDMARK COMMUNITY BANK
This Bank Plan of Merger (the “Bank Plan of Merger”) is made as of this     day of February, 2021, between The Fidelity Deposit and Discount Bank, a Pennsylvania state-chartered bank and trust company having its principal banking office at 101 North Blakely Street, Dunmore, Pennsylvania (“Fidelity Bank”) and Landmark Community Bank, a Pennsylvania state-chartered bank having its principal banking office at 2 South Main Street, Pittston, Pennsylvania (“Landmark Bank”) (the two parties sometimes collectively referred to as the “Constituent Banks”).
WHEREAS, Landmark Bank is a wholly-owned subsidiary of Landmark Bancorp, Inc., a Pennsylvania corporation (“Landmark”) and Fidelity Bank is a wholly-owned subsidiary of Fidelity D & D Bancorp, Inc., a Pennsylvania corporation (“Fidelity”); and
WHEREAS, Fidelity, NEPA Acquisition Subsidiary, LLC (“Acquisition Subsidiary”), Fidelity Bank, Landmark, and Landmark Bank have entered into an Agreement and Plan of Reorganization, dated as of February 25, 2021 (the “Agreement”), providing for, among other things, the execution of this Bank Plan of Merger and the merger of Landmark Bank with and into Fidelity Bank in accordance with the terms and conditions hereinafter set forth (the “Bank Merger”) immediately following the merger of Landmark into Fidelity pursuant to the Agreement.
NOW, THEREFORE, the Constituent Banks, intending to be legally bound hereby, agree to affect the Bank Merger in accordance with the terms and conditions hereinafter set forth.
SECTION 1. GENERAL.
1.1 The Merger. At the Effective Time, as hereinafter defined, Landmark Bank shall be merged with and into Fidelity Bank under the provisions of the Pennsylvania Banking Code of 1965, as amended (the “Banking Code”); the separate existence of Landmark Bank shall cease; and Fidelity Bank shall be the surviving bank (the “Surviving Bank”), in accordance with this Bank Plan of Merger. The “Effective Time” shall be such time, on such date, as the articles of merger providing for the Bank Merger are filed with the Pennsylvania Department of State, or at such time as may be specified in such articles of merger. In no event, however, will the Bank Merger be effective until all of the following events, each of which is a condition to the Bank Merger, have taken place: (a) the merger of Landmark into Acquisition Subsidiary shall have been consummated; (b) the sole shareholders of Fidelity Bank and Landmark Bank shall have adopted this Bank Plan of Merger; (c) the Bank Merger shall have been approved by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation; and (d) the applicable waiting period under the Bank Merger Act shall have expired.
1.2. Name. The name of the Surviving Bank shall be “The Fidelity Deposit and Discount Bank” and the location of its principal office shall be 101 North Blakely Street, Dunmore, Pennsylvania.
1.3 Articles of Incorporation. At the Effective Time, the articles of incorporation of Fidelity Bank, as amended, shall remain in full force and effect as the articles of incorporation of the Surviving Bank, until amended in accordance with Law.
1.4 Bylaws. At the Effective Time, the bylaws of Fidelity Bank, as amended, shall remain in full force and effect as the bylaws of the Surviving Bank, until amended in accordance with Law.
1.5 Effect of Bank Merger. At the Effective Time, the Surviving Bank shall succeed, without further act or deed to all of the property, rights, powers, duties and obligations of the Constituent Banks in accordance with the Banking Code. Any claim existing or action pending by or against the Constituent Banks may be prosecuted to judgment as if the Bank Merger had not taken place, and the Surviving Bank may be substituted in its place.

1.6 Continuation in Business. The Surviving Bank shall continue in business with the assets and liabilities of each of the Constituent Banks. The Surviving Bank shall be a bank, with fiduciary and trust powers, organized and having perpetual existence under the laws of the Commonwealth of Pennsylvania. Any branch offices of the Surviving Bank shall consist of Landmark Bank’s and Fidelity Bank’s present branch offices and any other branch office or offices that the Constituent Banks may be authorized to have as of the Effective Time.
1.7 Directors. At the Effective Time the total number of persons serving on the board of directors of the Surviving Bank shall be the directors of Fidelity Bank prior to the Effective Time, plus the Landmark Nominee as provided for in Section 5.18 of the Agreement, and shall be named in the Articles of Merger.
1.8 Officers. The officers of the Surviving Bank shall be:
President:	Daniel J. Santaniello
Secretary:	John T. Cognetti
Treasurer:	Salvatore R. DeFranceso, Jr.
and shall serve as the officers of the Surviving Bank from and after the Effective Time and until such time as the Board of Directors of the Surviving Bank shall otherwise determine.
1.9 Employees. At the Effective Time, all persons who are employees of the Constituent Banks shall become employees of the Surviving Bank. Notwithstanding the foregoing, the Board of Directors of the Surviving Bank shall have the right and responsibility to reorganize the workforce at the Surviving Bank and therefore make such changes in titles, reporting responsibilities and places of work as it deems necessary to establish an efficient operation, subject to the provisions of and in accordance with the Agreement.
SECTION 2. CONVERSION OF SHARES.
The manner and basis of converting shares of common stock of the Constituent Banks shall be as follows:
2.1 Stock of Fidelity Bank. The authorized capital stock of Fidelity Bank, as the successor institution, shall be 5,000,000 shares of common stock, $1.5625 par value. Fidelity Bank, as the successor institution, shall not be authorized to issue any class of preferred stock, and shall not issue any shares of preferred stock in connection with the Bank Merger. The shares of common stock of Fidelity Bank, $1.5625 par value, issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of the Surviving Bank. From and after the Effective Time, each certificate that, prior to the Effective Time, represented shares of Fidelity Bank shall evidence ownership of shares of the Surviving Bank on the basis set forth herein.
2.2 Stock of Landmark Bank. Each share of common stock, par value $1.00 per share, of Landmark Bank issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder thereof, be cancelled and have no further effect.
SECTION 3. MISCELLANEOUS.
3.1 Conditions. The obligations of Landmark Bank and Fidelity Bank to affect the Bank Merger shall be subject to all of the terms and conditions contained in the Agreement and the consummation of the merger contemplated by the Agreement.
3.2 Termination and Amendment. This Bank Plan of Merger may be terminated or amended prior to the Effective Time in the manner and upon the conditions set forth in the Agreement. If the Agreement is terminated pursuant to the terms thereof, this Bank Plan of Merger shall terminate simultaneously, and the Bank Merger shall be abandoned without further action of the parties hereto.
3.3 Notices. Any notice or other communication required or permitted under this Bank Plan of Merger shall be given, and shall be effective, in accordance with the notice provisions of the Agreement.
3.4 Captions. The captions contained in this Bank Plan of Merger are for reference purposes only and are not part of this Bank Plan of Merger.
3.5 Counterparts. This Bank Plan of Merger may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Bank Plan of Merger shall become binding when one or more counterparts hereof individually or taken together, shall bear the signature of all the persons reflected hereon as the signatories. A facsimile, electronic, or similar reproduction of a signature by one or any of the undersigned shall be treated as an execution in writing for purposes of the execution of this Bank Plan of Merger.
3.6 Severability. If any provision of this Bank Plan of Merger or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Bank Plan of Merger and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.
3.7 Governing Law. This Bank Plan of Merger shall be governed by and construed in accordance with the domestic internal law (without regard to its conflicts of law principles) of the Commonwealth of Pennsylvania except to the extent that the Federal laws of the United States of America shall apply.
[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

IN WITNESS WHEREOF, this Bank Plan of Merger has been executed on the day and year first above mentioned.
ATTEST:	THE FIDELITY DEPOSIT AND DISCOUNT BANK

BY:
Daniel J. Santaniello President and Chief Executive Officer
ATTEST:	LANDMARK COMMUNITY BANK

BY:
Santo A. Insalaco Chairman of the Board

Exhibit C
___________, 2021
Fidelity D & D Bancorp, Inc.
101 North Blakely Street
Dunmore, Pennsylvania 18512
Re: Affiliate Agreement
Ladies and Gentlemen:
Pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of February 25, 2021 by and among Fidelity D & D Bancorp, Inc. (“Fidelity”), NEPA Acquisition Subsidiary, LLC (“Acquisition Subsidiary”), The Fidelity Deposit and Discount Bank, Landmark Bancorp, Inc. (“Landmark”), and Landmark Community Bank (“Landmark Bank”) whereby Landmark will merge with and into Fidelity (the “Merger”), and all of the outstanding common stock of Landmark (the “Landmark Common Stock”) will be converted into the right to receive common stock of Fidelity (the “Fidelity Common Stock”) and cash, it is anticipated that I will be appointed or elected to the boards of directors of Fidelity and The Fidelity Deposit and Discount Bank.
I have been advised that, as a director of Fidelity and The Fidelity Deposit and Discount Bank, I may be deemed an “affiliate” of Fidelity, as that term is used for purposes of Rule 144 promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).
I hereby agree that I will not offer to sell, transfer or otherwise dispose of any of the shares of Fidelity Common Stock I own or will receive in connection with the Merger or otherwise except in compliance with the applicable provisions of SEC Rule 144.
I hereby consent to the placement of a stop transfer order with Fidelity’s stock transfer agent and registrar and the endorsement on the certificates, if any, representing any shares of Fidelity Common Stock owned by me, of a restrictive legend that will read, substantially, as follows:
“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE REQUIREMENTS OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND THESE SHARES MAY BE SOLD OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE TERMS OF A LETTER AGREEMENT FROM THE UNDERSIGNED TO FIDELITY D & D BANCORP, INC. AND IN COMPLIANCE WITH THE LIMITATIONS OF RULE 144.”
Fidelity’s stock transfer agent and registrar shall be given an appropriate stop transfer order and will not be required to register any attempted transfer of Fidelity Common Stock owned by me, unless the proposed transfer is effected in compliance with the terms of this letter agreement.
I understand and agree that this letter agreement will terminate and be of no further force and effect and the legend set forth above will be removed, and the related stop transfer restrictions will be lifted forthwith, if:
(i)
any shares of the Fidelity Common Stock are sold within the limits, and in accordance with the applicable provisions, of SEC Rule 144 under the Securities Act or upon expiration of all restrictions set forth in SEC Rule 144 applicable to me; or

(ii)
Fidelity shall have received a “no action” letter from the staff of the SEC, or an opinion of counsel reasonably acceptable to Fidelity, to the effect that the restrictions imposed by SEC Rule 144 are no longer applicable to me.

For so long as and to the extent necessary to permit the undersigned to sell the Fidelity Common Stock that I own pursuant to SEC Rule 144, Fidelity shall, subject to the restrictions set forth in this letter agreement, use its reasonable best efforts to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, and Rule 144(c) under the Securities Act.
Very truly yours,

Witness:	[Name]

Annex B

February 25, 2021
Board of Directors
Landmark Bancorp, Inc.
2 South Main Street
Pittston, PA 18640
Dear Board of Directors,
This letter sets forth the opinion of PNC FIG Advisory, part of PNC Capital Markets, LLC (“PNC”) as to the fairness, from a financial point of view, to the holders of the common stock of Landmark Bancorp, Inc. (“Landmark”) of Pittston, Pennsylvania of the Merger Consideration (as defined below) to be received by such holders pursuant to the Merger Agreement (as defined below) in connection with the merger of Landmark with and into NEPA Acquisition Subsidiary, LLC (“Acquisition Sub”), which is a newly-formed wholly owned subsidiary of Fidelity D & D Bancorp, Inc. (“Fidelity”) (such merger, the “Merger”). In the Merger, each share of the common stock, par value $1.00 per share, of Landmark (“Landmark Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive (i) 0.272 of a share of the common stock, no par value per share, of Fidelity (“Fidelity Common Stock” and, such fraction of a share of Fidelity Common Stock, the “Stock Consideration”) and (ii) $3.26 in cash (the “Cash Consideration”). The Stock Consideration and the Cash Consideration, taken together, are referred to herein as the “Merger Consideration.” Capitalized terms used herein without definition have the meanings assigned to them in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
In rendering our opinion, we:
❖
Reviewed a draft dated February 25, 2021 of the Agreement and Plan of Reorganization to be entered into by Landmark, Landmark Community Bank, Fidelity, Acquisition Sub and The Fidelity Deposit and Discount Bank (the “Merger Agreement”);

❖
Reviewed Landmark’s audited financial statements as of or for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 and Landmark’s preliminary financial statements as of or for the fiscal year ended December 31, 2020;

❖	Reviewed Fidelity’s Form 10-K for the fiscal year ended December 31, 2019, including the financial statements contained therein;
❖
Reviewed Fidelity’s Form 10-Q for the quarter ended September 30, 2020, Form 10-Q for the quarter ended June 30, 2020 and Form 10-Q for the quarter ended March 31, 2020, including the financial statements contained therein;

❖
Reviewed Landmark Community Bank’s and The Fidelity Deposit and Discount Bank’s respective quarterly call reports for December 31, 2020, September 30, 2020, June 30, 2020, March 31, 2020, and December 31, 2019;

❖	Reviewed other publicly available information regarding Landmark and Fidelity;

❖
Reviewed certain non-public information provided to us by or on behalf of Landmark and Fidelity, regarding Landmark and Fidelity (including financial projections and forecasts for Landmark provided to us by the management of Landmark and for Fidelity provided to us by the management of Fidelity) and projected cost savings anticipated by the management of Fidelity to be realized from the Merger;

❖	Reviewed recently reported stock prices and trading activity of Landmark Common Stock and Fidelity Common Stock;
❖	Discussed the past and current operations, financial condition and future prospects of Landmark and Fidelity with senior executives of Landmark and Fidelity, respectively;
❖	Reviewed and analyzed certain publicly available financial and stock market data of banking companies that we selected as relevant to our analysis of Landmark and Fidelity;
❖	Reviewed and analyzed certain publicly available financial data of transactions that we selected as relevant to our analysis of Landmark;
❖	Considered Fidelity’s financial and capital position and certain potential pro forma financial effects of the Merger on Fidelity;
❖	Conducted other analyses and reviewed other information we considered necessary or appropriate; and
❖	Incorporated our assessment of the overall economic environment and market conditions, as well as our experience in mergers and acquisitions, bank stock valuations and other transactions.
In rendering our opinion, we also relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information provided to us by or on behalf of Landmark and Fidelity (“Materials Received”) and publicly available information used in our analyses. PNC does not assume any responsibility for the accuracy, reasonableness and completeness of any of the foregoing Materials Received and publicly available information or for the independent verification thereof. Further, we have relied on the assurances of managements of Landmark and Fidelity that they are not aware of any facts or circumstances that would make any of the Materials Received inaccurate or misleading. With respect to the financial projections and forecasts for Landmark and Fidelity reviewed by us and other non-public information related to projected cost savings referred to above, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Landmark and Fidelity, as the case may be, as to the future financial performance of Landmark and Fidelity and such cost savings and that the financial results reflected in such projections and forecasts as well as such cost savings will be realized in the amounts and at the times projected. We assume no responsibility for and express no view as to any of the foregoing information reviewed by us or the assumptions on which they are based.
PNC FIG Advisory is not an expert in the evaluation of deposit accounts or loan, mortgage or similar portfolios or allowances for losses with respect thereto and we were not requested to, and we did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. We assume no responsibility for and express no view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and we have assumed that each of Landmark and Fidelity has, and the pro forma combined company will have, appropriate reserves to cover any such losses. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Landmark, Fidelity or any other party, and we have not been furnished with any such valuation or appraisal.

This opinion is based on conditions as they existed and the information we received, as of the date of this opinion. PNC does not have any obligation to update, revise or reaffirm this opinion. PNC expresses no opinion as to the actual value of Fidelity Common Stock when issued in the Merger or the prices at which Landmark Common Stock or Fidelity Common Stock might trade at any time.
In rendering our opinion, we have assumed, with your consent, that the Merger and related transactions will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with your consent, that, in the course of obtaining the necessary governmental, regulatory and other third party approvals, consents and releases for the Merger, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Landmark, Fidelity or the Merger (including the contemplated benefits thereof). We also have assumed, with your consent, that the final Merger Agreement will not differ from the draft reviewed by us in any respect material to our analyses or opinion. We further have assumed, with your consent, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
We express no view or opinion as to any terms or other aspects (other than the Merger Consideration to the extent expressly specified herein) of the Merger or any related transaction, including, without limitation, the form of the Merger Consideration or the allocation thereof between cash and Fidelity Common Stock. Our opinion does not address the relative merits of the Merger as compared to any other transaction or business strategy in which Landmark might engage or the merits of the underlying decision by Landmark to engage in the Merger. PNC expresses no opinion with respect to the fairness of the amount or nature of any compensation to any of the officers, directors, or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration or otherwise. We have given no regard to any voting agreement to be entered into by any holder of Landmark Common Stock in connection with the Merger or the individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders.
PNC’s fairness committee has approved the issuance of this fairness opinion letter.
Landmark has engaged the services of PNC to act as its financial advisor in connection with the Merger and has agreed to pay PNC a fee for such services, a portion of which is payable upon presentation of this opinion and execution of the Merger Agreement and a significant portion of PNC’s fee is contingent upon the closing of the Merger. In addition, a portion of PNC’s fee became payable upon the execution of our engagement agreement. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties other than Fidelity with respect to the possible sale of Landmark.
PNC FIG Advisory, part of PNC Capital Markets, LLC a wholly owned subsidiary of The PNC Financial Services Group, Inc. (“PNC Financial”), a large diversified financial services company. PNC Financial and its affiliates are engaged in a broad range of financial services and securities activities. PNC Financial or an affiliate (other than PNC FIG Advisory) provides, or has provided, certain financial services to Fidelity. We and our affiliates may from time to time purchase securities from, and sell securities to, Landmark Community Bank and The Fidelity Deposit and Discount Bank. In the future, PNC Financial may pursue opportunities to provide financial services to Landmark or Fidelity, including the provision of investment banking or other consulting services by PNC FIG Advisory.

Our opinion is for the benefit of the Board of Directors of Landmark (in its capacity as such) and our opinion is rendered to the Board of Directors of Landmark in connection with its evaluation of the Merger. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Merger or any matter relating thereto.
Based on the foregoing, our experience, and other factors we deemed relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Landmark Common Stock pursuant to the Merger Agreement is fair to such holders from a financial point of view.
Respectfully submitted,

/s/ PNC FIG Advisory

PNC FIG Advisory

Annex C
DISSENTERS’ RIGHTS PROVISIONS
Pennsylvania Entities Transactions Law
Excerpt from Chapter 15, Subchapter C
§ 333. Approval of merger
(a)	Approval by domestic entities.–A plan of merger shall not be effective unless it has been approved in both of the following ways:
(1)	The plan is approved by a domestic entity that is a merging association in accordance with the applicable provisions of Subchapter B (relating to approval of entity transactions).
(2)
The plan is approved in record form by each interest holder, if any, of a domestic entity that is a merging association that will have interest holder liability for debts, obligations and other liabilities that arise after the merger becomes effective, unless, as to an interest holder that does not approve the plan, both of the following apply:

(i)
The organic rules of the domestic entity provide in record form for the approval of a merger in which some or all of its interest holders become subject to interest holder liability by the vote or consent of fewer than all the interest holders.

(ii)	The interest holder consented in record form to or voted for that provision of the organic rules or became an interest holder after the adoption of that provision.
(b)
Approval by foreign associations.–A merger under this subchapter in which a foreign association is a merging association is not effective unless the merger is approved by the foreign association in accordance with the laws of its jurisdiction of formation.

(c)
Approval by domestic banking institutions.–A merger under this subchapter in which a domestic banking institution that is not a domestic entity is a merging association is not effective unless the merger is approved by the domestic banking institution in accordance with the requirements in its organic laws and organic rules for approval of a merger.

(d)	Dissenters rights.–
(1)
Except as provided in paragraph (2), if a shareholder of a domestic business corporation that is to be a merging association objects to the plan of merger and complies with Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to dissenters rights to the extent provided in that subchapter.

(2)
Except as provided under section 317 (relating to contractual dissenters rights in entity transactions), dissenters rights shall not be available to shareholders of a domestic business corporation that is a merging association in a merger described in section 321(d)(1)(i) or (4) (relating to approval by business corporation).

(3)
If a shareholder of a domestic banking institution that is to be a merging association objects to the plan of merger and complies with section 1222 of the act of November 30, 1965 (P.L. 847, No. 356), known as the Banking Code of 1965, the shareholder shall be entitled to the rights provided in that section.

(4)	See section 329 (relating to special treatment of interest holders).

Pennsylvania Business Corporation Law of 1988, as Amended
Subchapter D. Dissenters Rights
§ 1571. Application and effect of subchapter
(a)
General rule.–Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the rights and remedies provided in this subchapter in connection with a transaction under this title only where this title expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 329(c) (relating to special treatment of interest holders).
Section 333 (relating to approval of merger).
Section 343 (relating to approval of interest exchange).
Section 353 (relating to approval of conversion).
Section 363 (relating to approval of division).
Section 1906(c) (relating to dissenters rights upon special treatment).
Section 1932(c) (relating to dissenters rights in asset transfers).
Section 2104(b) (relating to procedure).
Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).
Section 2325(b) (relating to minimum vote requirement).
Section 2704(c) (relating to dissenters rights upon election).
Section 2705(d) (relating to dissenters rights upon renewal of election).
Section 2904(b) (relating to procedure).
Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).
Section 7104(b)(3) (relating to procedure).
(b)	Exceptions.–
(1)
Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 333, 343, 353, 363 or 1932(c) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i)	listed on a national securities exchange registered under section 6 of the Exchange Act; or
(ii)	held beneficially or of record by more than 2,000 persons.
(2)	Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:
(i)	(Repealed).
(ii)
Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii)	Shares entitled to dissenters rights under section 329(d) or 1906(c) (relating to dissenters rights upon special treatment).
(3)
The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c)
Grant of optional dissenters rights.–The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights. See section 317 (relating to contractual dissenters rights in entity transactions).

(d)
Notice of dissenters rights.–Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1)
a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2)	a copy of this subchapter.
(e)
Other statutes.–The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f)	Certain provisions of articles ineffective.–This subchapter may not be relaxed by any provision of the articles.
(g)
Computation of beneficial ownership.--For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h)	Cross references.–See:
Section 315 (relating to nature of transactions).
Section 1105 (relating to restriction on equitable relief).
Section 1763(c) (relating to determination of shareholders of record).
Section 2512 (relating to dissenters rights procedure).
§ 1572. Definitions
The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:
“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.
“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.
“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.
“Interest.” Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.
“Shareholder.” A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.
§ 1573. Record and beneficial holders and owners
(a)
Record holders of shares.–A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.
(b)
Beneficial owners of shares.–A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent
If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.
§ 1575. Notice to demand payment
(a)
General rule.–If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall deliver a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is approved by the shareholders by less than unanimous consent without a meeting or is taken without the need for approval by the shareholders, the corporation shall deliver to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1)	State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.
(2)	Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.
(3)
Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4)	Be accompanied by a copy of this subchapter.
(b)	Time for receipt of demand for payment.–The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the delivery of the notice.
§ 1576. Failure to comply with notice to demand payment, etc.
(a)
Effect of failure of shareholder to act.–A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b)
Restriction on uncertificated shares.–If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c)	Rights retained by shareholder.–The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§ 1577. Release of restrictions or payment for shares
(a)
Failure to effectuate corporate action.–Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b)
Renewal of notice to demand payment.–When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c)
Payment of fair value of shares.–Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1)
The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2)	A statement of the corporation’s estimate of the fair value of the shares.
(3)	A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.
(d)
Failure to make payment.–If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares
(a)
General rule.–If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b)
Effect of failure to file estimate.–Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally
(a)	General rule.–Within 60 days after the latest of:
(1)	effectuation of the proposed corporate action;
(2)	timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or
(3)	timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);
if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b)
Mandatory joinder of dissenters.–All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c)
Jurisdiction of the court.–The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d)
Measure of recovery.–Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e)
Effect of corporation’s failure to file application.–If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§ 1580. Costs and expenses of valuation proceedings
(a)
General rule.–The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b)
Assessment of counsel fees and expert fees where lack of good faith appears.–Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c)
Award of fees for benefits to other dissenters.–If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.